
As Filed with the Securities and Exchange Commission on February 14, 2002
REGISTRATION NO. 333-74972
811-05846


-------------------------------------------------------------------------------------------------------------------------------------------------------

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


PRE-EFFECTIVE AMENDMENT NO. 1                /X/

AND

AMENDMENT NO. 36                          /X/


TO

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

(Exact Name of Registrant)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(Name of Depositor)

ONE SUN LIFE EXECUTIVE PARK

WELLESLEY HILLS, MASSACHUSETTS 02481

(Address of Depositor's Principal Executive Offices)

DEPOSITOR'S TELEPHONE NUMBER: (781) 237-6030

EDWARD M. SHEA, ASSISTANT VICE PRESIDENT AND SENIOR COUNSEL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

ONE SUN LIFE EXECUTIVE PARK

112 WORCESTER STREET

WELLESLEY HILLS, MASSACHUSETTS 02481

(Name and Address of Agent for Service)

COPIES OF COMMUNICATIONS TO:

JOAN E. BOROS, ESQ.

JORDEN BURT LLP

1025 THOMAS JEFFERSON STREET, N.W.

SUITE 400 EAST

WASHINGTON, D.C. 20007-0805

-------------------------------------------------------------------------------------------------------------------------------------------------------

IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE (check appropriate box)

/ / IMMEDIATELY UPON FILING PURSUANT TO PARAGRAPH (b) OF RULE 485

/ / ON (DATE) PURSUANT TO PARAGRAPH (b) OF RULE 485

/ / 60 DAYS AFTER FILING PURSUANT TO PARAGRAPH (a)(1) OF RULE 485

/ / ON (DATE) PURSUANT TO PARAGRAPH (a)(1) OF RULE 485

Approximate Date of Proposed Public Offering: Upon the date of effectiveness or as soon thereafter as practicable.


Title and amount of securities being registered: An indefinite number of interests under flexible payment deferred annuity contracts.


PART A


PROSPECTUS

FEBRUARY 14, 2002


REGATTA FLEX II

VARIABLE AND FIXED ANNUITY

Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F offer the flexible payment deferred annuity contracts and certificates described in this Prospectus to groups and individuals.

You may choose among a number of variable investment options and fixed interest options. The variable options are Sub-Accounts in the Variable Account, each of which invests in shares of one of the following series of the MFS/Sun Life Series Trust (the "Funds"). The MFS/Sun Life Series Trust (the "Series Fund") is a mutual fund advised by our affiliate, Massachusetts Financial Services Company

Bond - S Class	Massachusetts Investors Growth Stock - S Class
Capital Appreciation - S Class	Massachusetts Investors Trust - S Class
Capital Opportunities - S Class	Mid Cap Growth - S Class
Emerging Growth - S Class	Money Market - S Class
Emerging Markets Equity - S Class	New Discovery - S Class
Global Asset Allocation - S Class	Research - S Class
Global Governments - S Class	Research Growth and Income - S Class
Global Growth - S Class	Research International - S Class
Global Telecommunications - S Class	Strategic Growth - S Class
Global Total Return - S Class	Strategic Income - S Class
Government Securities - S Class	Technology - S Class
High Yield - S Class	Total Return - S Class
International Growth - S Class	Utilities - S Class
International Investors Trust - S Class	Value - S Class
Managed Sectors - S Class


The fixed account options are available for specified time periods, called Guarantee Periods, and pay interest at a guaranteed rate for each period.

Please read this Prospectus and the Series Fund prospectus carefully before investing and keep them for further reference. They contain important information about the Contracts and the Funds.


We have filed a Statement of Additional Information dated February 14, 2002 (the "SAI") with the Securities and Exchange Commission (the "SEC"), which is incorporated by reference in this Prospectus. The table of contents for the SAI is on page    of this Prospectus. You may obtain a copy without charge by writing to us at the address shown below (which we sometimes refer to as our "Annuity Mailing Address") or by telephoning (800) 752-7215. In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.


The Contracts are not deposits or obligations of, or guaranteed or endorsed by any bank, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

The SEC has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Any reference in this Prospectus to receipt by us means receipt at the following address:

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
c/o Retirement Products and Services
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

TABLE OF CONTENTS
PAGE
Special Terms
Product Highlights
Expense Summary
Summary of Contract Expenses
Underlying Fund Annual Expenses
Examples
Condensed Financial Information
The Annuity Contract
Communicating To Us About Your Contract
Sun Life Assurance Company of Canada (U.S.)
The Variable Account
Variable Account Options: The Funds
The Fixed Account
The Fixed Account Options: The Guarantee Periods
The Accumulation Phase
Issuing Your Contract
Amount and Frequency of Purchase Payments
Allocation of Net Purchase Payments
Your Account
Your Account Value
Variable Account Value
Fixed Account Value
Transfer Privilege
Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates
Optional Programs
Withdrawals, Withdrawal Charge and Market Value Adjustment
Cash Withdrawals
Withdrawal Charge
Types of Withdrawals Not Subject to Withdrawal Charge
Market Value Adjustment
 Contract Charges
Account Fee
Administrative Expense Charge
 Mortality and Expense Risk Charge
Charges for Optional Death Benefit Riders
Premium Taxes
Fund Expenses
Modification in the Case of Group Contracts
Death Benefit
Amount of Death Benefit
The Basic Death Benefit
Optional Death Benefit Riders
Spousal Continuance
Calculating the Death Benefit
Method of Paying Death Benefit
Non-Qualified Contracts
Selection and Change of Beneficiary
Payment of Death Benefit
The Income Phase -- Annuity Provisions
Selection of Annuitant(s)
Selection of the Annuity Commencement Date
Annuity Options
Selection of Annuity Option
Amount of Annuity Payments
Exchange of Variable Annuity Units
Account Fee
Annuity Payment Rates

Annuity Options as Method of Payment for Death Benefit
Other Contract Provisions
Exercise of Contract Rights
Change of Ownership
Voting of Fund Shares
Periodic Reports
Substitution of Securities
Change in Operation of Variable Account
Splitting Units
Modification
Discontinuance of New Participants
Reservation of Rights
Right to Return
Tax Considerations
U.S. Federal Income Tax Considerations
Deductibility of Purchase Payments
Pre-Distribution Taxation of Contracts
Distributions and Withdrawals from Non-Qualified Contracts
Distribution and Withdrawals from Qualified Contracts
Withholding
Investment Diversification and Control
Tax Treatment of the Company and the Variable Account
Qualified Retirement Plans
Pension and Profit-Sharing Plans
Tax-Sheltered Annuities
Individual Retirement Accounts
Roth IRAs
Status of Optional Death Benefit Riders
Puerto Rico Tax Considerations
Administration of the Contract
Distribution of the Contract
Performance Information
Available Information
Incorporation of Certain Documents by Reference
State Regulation
Legal Proceedings
Accountants
Financial Statements
Table of Contents of Statement of Additional Information
Appendix A -- Glossary
Appendix B -- Withdrawals, Withdrawal Charges and the Market Value Adjustment
Appendix C -- Calculation of Basic Death Benefit
Appendix D -- Calculation of 5% Premium Roll-Up Optional Death Benefit
Appendix E -- Calculation of Earnings Enhancement Premier Optional Death Benefit
Appendix F -- Calculation of Earnings Enhancement Premier Plus Optional Death Benefit
Appendix G -- Calculation of Earnings Enhancement Premier with MAV Optional Death Benefit
Appendix H -- Calculation of Earnings Enhancement Premier with 5% Roll-Up Optional Death Benefit

SPECIAL TERMS

Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

PRODUCT HIGHLIGHTS

The headings in this section correspond to headings in the Prospectus under which we discuss these topics in more detail.

The Annuity Contract

The Regatta Flex II Variable and Fixed Annuity Contract provides a number of important benefits for your retirement planning. During the Accumulation Phase, you make Payments under the Contract and allocate them to one or more Variable Account or Fixed Account options. During the Income Phase, we make annuity payments to you or someone else based on the amount you have accumulated. The Contract also provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by purchasing optional death benefit riders.

The Accumulation Phase

Under most circumstances, you can buy the Contract with an initial Purchase Payment of $10,000 or more, and you can make additional Purchase Payments of at least $1,000 at any time during the Accumulation Phase. We will not normally accept a Purchase Payment if your Account Value is over $2 million or, if the Purchase Payment would cause your Account Value to exceed $2 million.

Variable Account Options: The Funds

You can allocate your Purchase Payments in one or more of the Sub-Accounts of the Variable Account, each of which invests in a corresponding Fund of the Series Fund. The MFS/Sun Life Series Trust is an open-end management investment company registered under the Investment Company Act of 1940. Our affiliate, Massachusetts Financial Services Company ("MFS"), serves as the investment adviser to the Series Fund. The investment returns on the Funds are not guaranteed. You can make or lose money. You can make transfers among the Funds and the Fixed Account Options.

The Fixed Account Options: The Guarantee Periods

You can allocate your Purchase Payments to the Fixed Account and elect to invest in one or more of the Guarantee Periods we make available from time to time. Each Guarantee Period earns interest at a Guaranteed Interest Rate that we publish. We may change the Guaranteed Interest Rate from time to time, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate permitted by law. Once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period. We may offer Guarantee Periods of different durations or stop offering some Guarantee Periods. Once we stop offering a Guarantee Period of a particular duration, future allocations, transfers or renewals into that Guarantee Period will not be permitted.

Expense Summary

The Contract has insurance features and investment features, and there are costs related to each.


If your Account Value is less than $100,000 on your Account Anniversary, we deduct a $50 annual Account Fee. We will waive the Account Fee if your Contract was fully invested in the Fixed Account during the entire Account Year.

We deduct a mortality and expense risk charge of 1.30% of the average daily value of the Contract invested in the Variable Account (1.50% if you are age 76 or older on the Issue Date). We also deduct an administrative charge of 0.15% of the average daily value of the Contract invested in the Variable Account.


Currently, you can make 12 free transfers each year; however, we reserve the right to impose a charge of up to $15 per transfer.

If you take more than a specified amount of money out of your Contract, we assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge (also known as a "contingent deferred sales charge") starts at 8% in the first Account Year and declines to 0% after four years.


If you elect an optional death benefit rider, we will deduct, during the Accumulation Phase, an additional charge from the assets of the Variable Account ranging from 0.20% to 0.40% of the average daily value of your Contract depending upon which optional death benefit rider you elected.



In addition to the charges we impose under the Contract, there are also charges (which include management fees and operating expenses) imposed by the Funds, which range from 0.83% to 1.82% of the average daily net assets of the Fund, depending upon which Fund(s) you have selected.


In addition to the Regatta Flex II Variable and Fixed Annuity, the Company offers a variety of other contracts with different features and charges. Some of which may be lower than the charges accessed under this Contract.

The Income Phase: Annuity Provisions

If you want to receive regular income from your annuity, you can select one of a several Annuity Options. You can choose to receive annuity payments from either the Fixed Account or from the available Variable Account options. If you choose to have any part of your annuity payments come from the Variable Account, the dollar amount of the payments may fluctuate with the performance of the Funds. Subject to the Maximum Annuity Commencement Date, you decide when your Income Phase will begin but, once it begins, you cannot change your choice of annuity payment options.

Death Benefit


If you die before the Contract reaches the Income Phase, the beneficiary will receive a death benefit. The amount of the death benefit depends upon your age at issue and whether you choose the basic death benefit or, for a fee, an optional death benefit rider. The basic death benefit will pay the greatest of your Account Value, your cash Surrender Value (the amount payable on full surrender of your Contract), or your total Purchase Payments (adjusted for withdrawals), all calculated as of your Death Benefit Date. Subject to availability in your state, you may enhance your basic death benefit by electing one of the optional death benefit riders. You must make your election before the date on which your Contract becomes effective. The riders are only available if you are younger than 80 on the Open Date.Any optional death benefit rider election may not be changed after your Contract is issued.


Withdrawals, Withdrawal Charge and Market Value Adjustment

You can withdraw money from your Contract during the Accumulation Phase. You may withdraw a portion of your Account Value each year without the imposition of a withdrawal charge. During the first four Account Years, this "free withdrawal amount" is equal to 10% of the amount of all Purchase Payments made. All other amounts are subject to the withdrawal charge. After the end of the fourth Account Year, any amount you withdraw is free of withdrawal charges. In addition to the withdrawal charge, amounts you withdraw, transfer or annuitize from the Fixed Account before your Guarantee Period has ended may be subject to a Market Value Adjustment (see "Market Value Adjustment"). You may also have to pay income taxes and tax penalties on money you withdraw.

Right to Return


Your Contract contains a "free look" provision. If you cancel your Contract within 10 days after receiving it, we will send you, depending upon the laws of your state, either the full amount of all your Purchase Payments or your Account Value as of the day we receive your cancellation request. (This amount may be more or less than the original Purchase Payment). We will not deduct a withdrawal charge or a Market Value Adjustment.


Tax Considerations

Your earnings are not taxed until you take them out. If you withdraw money during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty.

If you have any questions about your Contract or need more information, please contact us at:
Sun Life Assurance Company of Canada (U.S.)
c/o Retirement Products and Services
P. O. Box 9133
Wellesley Hills, Massachusetts 02481
Toll Free (888) 786-2435

EXPENSE SUMMARY


The purpose of the following table is to help you understand the costs and expenses that you will bear directly and indirectly under a Contract when you allocate money to the Variable Account. The table reflects expenses of the Variable Account as well as of each Fund. The table should be considered together with the narrative provided under the heading "Contract Charges" in this Prospectus, and with the Fund Prospectus. In addition to the expenses listed below, we may deduct premium taxes, where required by state law.


SUMMARY OF CONTRACT EXPENSES

Transaction Expenses
Sales Load Imposed on Purchase Payments.....................................................................................................	$ 0

Deferred Sales Load (as a percentage of Purchase Payments withdrawn) (1)
Number of Account Years Since Issue Date
0 - 1............................................................................................	8%
1 - 2............................................................................................	8%
2 - 3............................................................................................	7%
3 - 4............................................................................................	6%
4 or more....................................................................................	0%
Transfer Fee (2)................................................................................................................................................	$ 15
Annual Account Fee per Contract or Certificate (3)......................................................................................	$ 50

Variable Account Annual Expenses (as a percentage of average Variable Account assets)
If you are age 75 or younger on the Issue Date (4):	If you are age 76 or older on the Issue Date (4):
Mortality and Expense Risks Charge............... 1.30%	Mortality and Expense Risks Charge.............. 1.50%
Administrative Expenses Charge..................... 0.15%	Administrative Expenses Charge.................... 0.15%
Total Variable Annuity Annual	Total Variable Annuity Annual
Expenses.............................................................. 1.45%	Expenses............................................................. 1.65%
Maximum Total Variable Annuity Annual	Maximum Total Variable Annuity Annual
Expenses* (if optional death benefit	Expenses* (if optional death benefit
riders selected)..................................................... 1.85%	riders selected).................................................... 2.05%


*Optional Death Benefit Charge if one of the optional death benefits is elected (applies only during the Accumulation Phase):

Riders Elected (5)	% of Average Daily Value

"MAV"	0.20%
"5% Roll-Up"	0.20%
"EEB Premier"	0.25%
"EEB Premier with MAV"	0.40%
"EEB Premier with 5% Roll-Up"	0.40%
"EEB Premier PLUS"	0.40%

(1)

During the first four Account Years a portion of your Account may be withdrawn each year without imposition of any withdrawal charge and, after your fourth Account Anniversary, any amount you withdraw is free of withdrawal charges.

(2)

Currently, we impose no fee upon transfers; however, we reserve the right to impose a fee of up to $15 per transfer. In addition, a Market Value Adjustment may be imposed on amounts transferred from or within the Fixed Account.

(3)	The Annual Account Fee is waived on Contracts greater than $100,000 in value on your Account Anniversary.
(4)

After annuitization, the sum of the mortality and expense risks charge and the administrative expenses charge will never be greater than 1.45% of average Variable Account assets, regardless of your age on the Issue Date.

(5)	The optional death benefit riders are defined under "Death Benefit."


UNDERLYING FUND ANNUAL EXPENSES

(numbers in parentheses represent expenses after any fee waivers or expense reimbursements) 2

(as a percentage of Fund net assets)
FUND	MANAGEMENT FEES	OTHER FUND EXPENSES	12B-1 OR SERVICE FEES	TOTAL ANNUAL FUND EXPENSES

Bond - S Class	0.60%	0.12%	0.25%	0.97%
Capital Appreciation - S Class	0.71%	0.04%	0.25%	1.00%
Capital Opportunities - S Class	0.71%	0.08%	0.25%	1.04%
Emerging Growth - S Class	0.69%	0.05%	0.25%	0.99%
Emerging Market - S Class	1.25%	0.32%	0.25%	1.82%
Global Asset Allocation - S Class	0.75%	0.15%	0.25%	1.15%
Global Governments - S Class	0.75%	0.19%	0.25%	1.19%
Global Growth - S Class	0.90%	0.14%	0.25%	1.29%
Global Telecommunications - S Class (3)	1.00%	0.28%	0.25%	1.53% [8.75%]
Global Total Return - S Class	0.75%	0.16%	0.25%	1.16%
Government Securities - S Class	0.55%	0.07%	0.25%	0.87%
High Yield - S Class	0.75%	0.08%	0.25%	1.08%
International Growth - S Class	0.98%	0.26%	0.25%	1.49%
International Investors Trust - S Class	0.98%	0.23%	0.25%	1.46%
Managed Sectors - S Class	0.71%	0.05%	0.25%	1.01%
Massachusetts Investors Growth Stock - S Class	0.75%	0.06%	0.25%	1.06%
Massachusetts Investors Trust - S Class	0.55%	0.05%	0.25%	0.85%
Mid Cap Growth - S Class	0.75%	0.14%	0.25%	1.14%
Money Market - S Class	0.50%	0.08%	0.25%	0.83%
New Discovery - S Class	0.90%	0.09%	0.25%	1.24%
Research - S Class	0.69%	0.05%	0.25%	0.99%
Research Growth and Income - S Class	0.75%	0.13%	0.25%	1.13%
Research International - S Class	1.00%	0.28%	0.25%	1.53%
Strategic Growth - S Class	0.75%	0.19%	0.25%	1.19%
Strategic Income - S Class	0.75%	0.23%	0.25%	1.23%
Technology Series - S Class	0.75%	0.17%	0.25%	1.17%
Total Return - S Class	0.66%	0.04%	0.25%	0.95%
Utilities - S Class	0.72%	0.08%	0.25%	1.05%
Value - S Class	0.75%	0.12%	0.25%	1.12%


--------------------------------------------------------------------------------------------------
(1)

The information relating to Fund expenses was provided by the Fund and we have not independently verified it. You should consult the Fund prospectus for more information about Fund expenses. All expense figures are shown after expense reimbursements or waivers, except for the bracketed figures which show what the expense figures would have been absent reimbursement. All expense figures are based on actual expenses for the fiscal year ended December 31, 2000, except that the expense figures shown for Funds with less than 12 months of investment experience are estimates for the year 2001. Such Funds include the Global Health Sciences Series, Global Telecommunications Series, International New Discovery Series, the Mid Cap Growth Series, and the Technology Series.

(2)

Each Fund has an expense offset arrangement which reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent. Each Fund may enter into such other arrangements and directed brokerage arrangements (which would also have the effect of reducing the Fund's expenses). Any such fee reductions are not reflected under "Other Fund Expenses" in the table. Had these fee reimbursements been taken into account, "Total Annual Fund Expenses" for certain of the Funds would be as follows:

Bond - S Class..........................................................	0.95%
Capital Appreciation - S Class.................................	0.99%
Emerging Growth - S Class.....................................	0.98%
Emerging Markets Equity - S Class.........................	1.80%
Global Asset Allocation - S Class............................	1.14%
Global Governments - S Class.................................	1.18%
Global Growth - S Class..........................................	1.28%
Global Telecommunications - S Class.....................	1.50%
Global Total Return - S Class..................................	1.15%
High Yield - S Class................................................	1.07%
International Growth - S Class.................................	1.48%
Massachusetts Investors Trust - S Class..................	0.84%
Mid Cap Growth - S Class.......................................	1.12%
Research Growth and Income - S Class...................	1.12%
Research International - S Class..............................	1.52%
Strategic Growth - S Class.......................................	1.17%
Strategic Income - S Class.......................................	1.21%
Technology - S Class...............................................	1.15%
Total Return - S Class..............................................	0.94%
Utilities - S Class.....................................................	1.04%
Value - S Class........................................................	1.11%

(3)

MFS has contractually agreed to bear the expenses of the Global Health Science Series, Global Telecommunications Series, and International New Discovery Series such that "Other Fund Expenses," after taking into account the expense offset arrangement described in Footnote (2), above, do not exceed 0.25% annually. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the Series Fund's Board of Directors; provided, however, that a Fund's contractual fee arrangement will terminate prior to May 1, 2002, in the event that the Fund's "Other Fund Expenses" equal or fall below 0.25% annually.

EXAMPLES

The following examples should not be considered to be representations of past or future expenses, and actual expenses may be greater or lower than those shown. The examples assume that all current waivers and reimbursements continue throughout all periods.


If you surrender your Contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $50,000, a 5% annual return and no optional death benefit rider has been elected:
	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Bond - S Class	$99	$147	$134	$286
Capital Appreciation - S Class	100	148	136	289
Capital Opportunities - S Class	100	149	138	292
Emerging Growth - S Class	100	147	135	288
Emerging Markets Equity - S Class	107	170	176	366
Global Asset Allocation - S Class	101	152	143	303
Global Governments - S Class	102	153	145	307
Global Growth - S Class	102	156	150	317
Global Telecommunications - S Class	105	162	162	339
Global Total Return - S Class	101	152	143	304
Government Securities - S Class	99	144	129	276
High Yield - S Class	101	150	140	296
International Growth - S Class	104	161	160	336
International Investors Trust - S Class	104	160	158	333
Managed Sectors - S Class	100	148	136	290
Massachusetts Investors Growth Stock - S Class	100	149	139	294
Massachusetts Investors Trust - S Class	98	143	128	274
Mid Cap Growth - S Class	101	151	142	302
Money Market - S Class	98	143	127	272
New Discovery - S Class	102	154	147	312
Research - S Class	100	147	135	288
Research Growth and Income - S Class	101	151	142	301
Research International - S Class	105	162	162	339
Strategic Growth - S Class	102	153	145	307
Strategic Income - S Class	102	154	147	311
Technology - S Class	101	152	144	305
Total Return - S Class	99	146	133	284
Utilities - S Class	100	149	138	293
Value - S Class	101	151	141	300



If you surrender your Contract at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $50,000, and the EEB Premier Plus optional death benefit rider has been elected:
	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Bond - S Class	$103	$158	$154	$324
Capital Appreciation - S Class	103	159	155	327
Capital Opportunities - S Class	104	160	157	331
Emerging Growth - S Class	103	158	155	326
Emerging Markets Equity - S Class	111	181	194	401
Global Asset Allocation - S Class	105	163	163	341
Global Governments - S Class	105	164	164	345
Global Growth - S Class	106	167	169	354
Global Telecommunications - S Class	108	173	181	376
Global Total Return - S Class	105	163	163	342
Government Securities - S Class	102	155	149	315
High Yield - S Class	104	161	159	335
International Growth - S Class	108	172	179	372
International Investors Trust - S Class	108	171	177	369
Managed Sectors - S Class	104	159	156	328
Massachusetts Investors Growth Stock - S Class	104	160	158	333
Massachusetts Investors Trust - S Class	102	155	148	313
Mid Cap Growth - S Class	105	162	162	340
Money Market - S Class	102	154	147	311
New Discovery - S Class	106	165	167	349
Research - S Class	103	158	155	326
Research Growth and Income - S Class	105	162	162	339
Research International - S Class	108	173	181	376
Strategic Growth - S Class	105	164	164	345
Strategic Income - S Class	106	165	166	348
Technology - S Class	105	163	163	343
Total Return - S Class	103	157	153	322
Utilities - S Class	104	160	158	332
Value - S Class	105	162	161	338



If you do NOT surrender your Contract, or if you annuitize at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $50,000, a 5% annual return and no optional death benefit rider has been elected:
	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Bond - S Class	$26	$78	$134	$286
Capital Appreciation - S Class	26	79	136	289
Capital Opportunities - S Class	26	81	138	292
Emerging Growth - S Class	26	79	135	288
Emerging Markets Equity - S Class	34	104	176	366
Global Asset Allocation - S Class	27	84	143	303
Global Governments - S Class	28	85	145	307
Global Growth - S Class	29	88	150	317
Global Telecommunications - S Class	31	95	162	339
Global Total Return - S Class	27	84	143	304
Government Securities - S Class	25	75	129	276
High Yield - S Class	27	82	140	296
International Growth - S Class	31	94	160	336
International Investors Trust - S Class	30	93	158	333
Managed Sectors - S Class	26	80	136	290
Massachusetts Investors Growth Stock - S Class	26	81	139	294
Massachusetts Investors Trust - S Class	24	75	128	274
Mid Cap Growth - S Class	27	84	142	302
Money Market - S Class	24	74	127	272
New Discovery - S Class	28	87	147	312
Research - S Class	26	79	135	288
Research Growth and Income - S Class	27	83	142	301
Research International - S Class	31	95	162	339
Strategic Growth - S Class	28	85	145	307
Strategic Income - S Class	28	86	147	311
Technology - S Class	28	84	144	305
Total Return - S Class	25	78	133	284
Utilities - S Class	26	81	138	293
Value - S Class	27	83	141	300



If you do NOT surrender your Contract, or if you annuitize at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $50,000, and the EEB Premier Plus optional death benefit rider has been elected:
	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Bond - S Class	$30	$90	$154	$324
Capital Appreciation - S Class	30	91	155	327
Capital Opportunities - S Class	30	92	157	331
Emerging Growth - S Class	30	91	155	326
Emerging Markets Equity - S Class	38	115	194	401
Global Asset Allocation - S Class	31	96	163	341
Global Governments - S Class	32	97	164	345
Global Growth - S Class	33	100	169	354
Global Telecommunications - S Class	35	107	181	376
Global Total Return - S Class	31	96	163	342
Government Securities - S Class	29	87	149	315
High Yield - S Class	31	94	159	335
International Growth - S Class	35	106	179	372
International Investors Trust - S Class	34	105	177	369
Managed Sectors - S Class	30	92	156	328
Massachusetts Investors Growth Stock - S Class	30	93	158	333
Massachusetts Investors Trust - S Class	28	87	148	313
Mid Cap Growth - S Class	31	95	162	340
Money Market - S Class	28	86	147	311
New Discovery - S Class	32	98	167	349
Research - S Class	30	91	155	326
Research Growth and Income - S Class	31	95	162	339
Research International - S Class	35	107	181	376
Strategic Growth - S Class	32	97	164	345
Strategic Income - S Class	32	98	166	348
Technology - S Class	31	96	163	343
Total Return - S Class	29	90	153	322
Utilities - S Class	30	93	158	332
Value - S Class	31	95	161	338


CONDENSED FINANCIAL INFORMATION

The Contracts described in this Prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is included in this Prospectus. Sun Life's financial statements and those for the Variable Account are in the Statement of Additional Information.

THE ANNUITY CONTRACT


Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") offer the Contract to groups and individuals for use in connection with their retirement plans. The Contract is available on a group basis and, in certain states, may be available on an individual basis. We issue an Individual Contract directly to the individual owner of the Contract. We issue a Group Contract to the Owner, covering all individuals participating under the Group Contract; each individual receives a Certificate that evidences his or her participation under the Group Contract.

In this Prospectus, unless we state otherwise, we refer to both the owners of Individual Contracts and participating individuals under Group Contracts as "Participants" and we address all Participants as "you"; we use the term "Contracts" to include Individual Contracts, Group Contracts, and Certificates issued under Group Contracts. For the purpose of determining benefits under both Individual Contracts and Group Contracts, we establish an Account for each Participant, which we will refer to as "your" Account or a "Participant Account."

Your Contract provides a number of important benefits for your retirement planning. It has an Accumulation Phase, during which you make Payments under the Contract and allocate them to one or more Variable Account or Fixed Account options, and an Income Phase, during which we make annuity payments based on the amount you have accumulated. Your Contract provides tax deferral, so that you do not pay taxes on your earnings under your Contract until you withdraw them. It provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by electing an optional death benefit riders and paying an additional charge for the optional death benefit rider you elect. Finally, if you so elect, during the Income Phase we will make annuity payments to you or someone else for life or for another period that you choose.


You choose these benefits on a variable or fixed basis or a combination of both. When you choose Variable Account investment options or a Variable Annuity option, your benefits will be responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from different types of investments. With these variable options, you assume all investment risk under your Contract. When you choose a Guarantee Period in our Fixed Account or a Fixed Annuity option, we assume the investment risk, except in the case of early withdrawals in the Accumulation Phase, where you bear the risk of unfavorable interest rate changes. You also bear the risk that the interest rates we will offer in the future and the rates we will use in determining your Fixed Annuity might not exceed our minimum guaranteed rate. Our minimum guaranteed interest rate will never be less than that required by law.

The Contract is designed for use in connection with retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contract is also designed so that it may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as "Qualified Contracts," and all other Contracts as "Non-Qualified Contracts."

COMMUNICATING TO US ABOUT YOUR CONTRACT

All materials sent to us, including Purchase Payments, must be sent to our Annuity Mailing Address as set forth on the first page of this Prospectus. For all telephone communications, you must call (800) 752-7215.

Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our Annuity Mailing Address. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after 4:00 p.m., Eastern Time.

When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We do business in 49 states, the District of Columbia, and Puerto Rico, and we have an insurance company subsidiary that does business in New York. Our Executive Office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London, and Manila stock exchanges.

THE VARIABLE ACCOUNT

We established the Variable Account as a separate account on July 13, 1989, pursuant to a resolution of our Board of Directors. The Variable Account funds the Contract and various other variable annuity and variable life insurance product contracts which we offer. These other products may have features, benefits and charges that are different from those under the Contract.

Under Delaware insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contract and other variable annuity and variable life insurance contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct, all obligations arising under a Contract, including the promise to make annuity payments, are general corporate obligations of the Company.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific Fund. All amounts allocated to the Variable Account will be used to purchase Fund shares as designated by you at their net asset value. Any and all distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional Fund shares at their net asset value. Deductions will be made from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, Contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses and any applicable taxes. The Variable Account will be fully invested in Fund shares at all times.

VARIABLE ACCOUNT OPTIONS:

THE FUNDS

The MFS/Sun Life Series Trust (the "Series Fund") is an open-end management investment company registered under the Investment Company Act of 1940. Our affiliate, Massachusetts Financial Services Company ("MFS"), serves as the investment adviser to the Series Fund.


The Series Fund is composed of a number of independent portfolios of securities, each of which has separate investment objectives and policies. Shares of the Series Fund are issued in series (each, a "Fund"), each corresponding to one of the portfolios. Additional portfolios may be added to the Series Fund which may or may not be available for investment by the Variable Account.

Sub-Accounts in shares of the Funds described below. Additional portfolios may be added to the Series Fund which may or may not be available for investment by the Variable Account.


BOND - S CLASS will mainly seek as high a level of current income as is believed to be consistent with prudent investment risk; its secondary objective is to seek to protect shareholders' capital.

CAPITAL APPRECIATION- S CLASS will seek to maximize capital appreciation by investing in securities of all types, with major emphasis on common stocks.

CAPITAL OPPORTUNITIES- S CLASS will seek capital appreciation.

EMERGING GROWTH- S CLASS will seek long-term growth of capital.

EMERGING MARKETS EQUITY- S CLASS will seek capital appreciation.

GLOBAL ASSET ALLOCATION- S CLASS will seek total return over the long term through investments in equity and fixed income securities and will also seek to have low volatility of share price (I.E., net asset value per share) and reduced risk (compared to an aggressive equity/fixed income portfolio).

GLOBAL GOVERNMENTS- S CLASS will seek to provide moderate current income, preservation of capital and growth of capital by investing in debt obligations that are issued or guaranteed as to principal and interest by either (i) the U.S. Government, its agencies, authorities, or instrumentalities, or (ii) the governments of foreign countries (to the extent that the Fund's adviser believes that the higher yields available from foreign government securities are sufficient to justify the risks of investing in these securities).

GLOBAL GROWTH- S CLASS will seek capital appreciation by investing in securities of companies worldwide growing at rates expected to be well above the growth rate of the overall U.S. economy.

GLOBAL TELECOMMUNICATIONS- S CLASS will seek long-term growth of capital..

GLOBAL TOTAL RETURN- S CLASS will seek total return by investing in securities which will provide above average current income (compared to a portfolio invested entirely in equity securities) and opportunities for long-term growth of capital and income.

GOVERNMENT SECURITIES- S CLASS will seek current income and preservation of capital by investing in U.S. Government and U.S. Government-related securities.

HIGH YIELD- S CLASS will seek high current income and capital appreciation by investing primarily in certain low rated or unrated securities (possibly with equity features) of U.S. and foreign issuers.

INTERNATIONAL GROWTH- S CLASS will seek capital appreciation.

INTERNATIONAL INVESTORS TRUST- S CLASS will seek long-term growth of capital with a secondary objective to seek reasonable current income.

MANAGED SECTORS- S CLASS will seek capital appreciation by varying the weighting of its portfolio among 13 industry sectors.

MASSACHUSETTS INVESTORS GROWTH STOCK- S CLASS will seek to provide long-term growth of capital and future income rather than current income.

MASSACHUSETTS INVESTORS TRUST- S CLASS will seek long-term growth of capital with a secondary objective to seek reasonable current income.

MID CAP GROWTH- S CLASS will seek long-term growth of capital.

MONEY MARKET- S CLASS will seek maximum current income to the extent consistent with stability of principal by investing exclusively in money market instruments maturing in less than 13 months.

NEW DISCOVERY- S CLASS will seek capital appreciation.

RESEARCH- S CLASS will seek to provide long-term growth of capital and future income.

RESEARCH GROWTH AND INCOME- S CLASS will seek to provide long-term growth of capital, current income and growth of income.

RESEARCH INTERNATIONAL- S CLASS will seek capital appreciation.

STRATEGIC GROWTH- S CLASS will seek capital appreciation.

STRATEGIC INCOME - S CLASS will seek to provide high current income by investing in fixed income securities and will seek to take advantage of opportunities to realize significant capital appreciation while maintaining a high level of current income.

TECHNOLOGY - S CLASS will seek capital appreciation.

TOTAL RETURN - S CLASS will seek mainly to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential.

UTILITIES - S CLASS will seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

VALUE - S CLASS will mainly seek capital appreciation and reasonable income.


Each Fund pays fees to MFS, as its investment adviser, for services rendered pursuant to investment advisory agreements. MFS also serves as investment adviser to each of the funds in the MFS Family of Funds, and to certain other investment companies established by MFS and/or us. MFS Institutional Advisers, Inc., a wholly-owned subsidiary of MFS, provides investment advice to substantial private clients. MFS and its predecessor organizations have a history of money management dating from 1924. MFS operates as an autonomous organization and the obligation of performance with respect to the investment advisory and underwriting agreements (including supervision of the sub-advisers noted below) is solely that of MFS. We undertake no obligation in this regard.

MFS may serve as the investment adviser to other mutual funds which have similar investment goals and principal investment policies and risks as the Funds, and which may be managed by a Fund's portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the Fund and these similar products, including differences in sales charges, expense ratios and cash flows.

The Series Fund also offers its shares to other separate accounts established by the Company and our New York subsidiary in connection with variable annuity and variable life insurance contracts. Although we do not anticipate any disadvantages to this arrangement, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts investing in the Series Fund. A conflict may occur due to differences in tax laws affecting the operations of variable life and variable annuity separate accounts, or some other reason. We and the Series Fund's Board of Trustees will monitor events for such conflicts, and, in the event of a conflict, we will take steps necessary to remedy the conflict, including withdrawal of the Variable Account from participation in the Fund which is involved in the conflict or substitution of shares of other Funds or other mutual funds.

More comprehensive information about the Series Fund and the management, investment objectives, policies, restrictions, expenses and potential risks of each Fund may be found in the accompanying current Series Fund prospectus. You should read the Series Fund prospectus carefully before investing. The statement of additional information of the Series Fund is available by calling (800) 752-7215.

THE FIXED ACCOUNT

The Fixed Account is made up of all the general assets of the Company other than those allocated to any separate account. Amounts you allocate to Guarantee Periods become part of the Fixed Account, and are available to fund the claims of all classes of our customers, including claims for benefits under the Contracts.

We will invest the assets of the Fixed Account in those assets we choose that are allowed by applicable state insurance laws. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. We intend to invest primarily in investment-grade fixed income securities (i.e., rated by a nationally recognized rating service within the 4 highest grades) or instruments we believe are of comparable quality.

We are not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable state insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.

THE FIXED ACCOUNT OPTIONS:

THE GUARANTEE PERIODS

You may elect one or more Guarantee Period(s) from those we make available. From time to time, we may offer Guarantee Periods of different durations or stop offering some Guarantee Periods. Once we stop offering a Guarantee Period of a particular duration, allocations, transfers or renewals into that Guarantee Period will not be permitted. We publish Guaranteed Interest Rates for each Guarantee Period offered. We may change the Guaranteed Interest Rates we offer from time to time, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate permitted by state law. Also, once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period.

We determine Guaranteed Interest Rates at our discretion. We do not have a specific formula for establishing the rates for different Guarantee Periods. Our determination will be influenced by the interest rates on fixed income investments in which we may invest amounts allocated to the Guarantee Periods. We will also consider other factors in determining these rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

We may from time to time at our discretion offer special interest rates for new Purchase Payments that are higher than the rates we are then offering for renewals or transfers.

Early withdrawals from your allocation to a Guarantee Period, including cash withdrawals, transfers and commencement of an annuity option, may be subject to a Market Value Adjustment, which could decrease or increase the value of your Account. See "Withdrawals, Withdrawal Charge and Market Value Adjustment."

THE ACCUMULATION PHASE

During the Accumulation Phase of your Contract, you make payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date. The Accumulation Phase will end sooner if you surrender your Contract or if the Covered Person dies before the Annuity Commencement Date.

Issuing Your Contract

When we accept your Application, we "open" the Contract. We refer to this date as the "Open Date." When we receive your initial Purchase Payment, we "issue" your Contract. We refer to this date as the "Issue Date."

We will credit your initial Purchase Payment to your Account within 2 Business Days of receiving your completed Application. If your Application is not complete, we will notify you. If we do not have the necessary information to complete the Application within 5 Business Days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is made complete. Then we will apply the Purchase Payment within 2 Business Days of when the Application is complete.

Amount and Frequency of Purchase Payments

The amount of Purchase Payments may vary; however, we will not accept an initial Purchase Payment of less than $10,000, and each additional Purchase Payment must be at least $1,000, unless we waive these limits. In addition, we will not accept a Purchase Payment if your Account Value is over $2 million, or if the Purchase Payment would cause your Account Value to exceed $2 million, unless we have approved the Payment in advance. We reserve the right to refuse Purchase Payments received more than 5 years after your Issue Date or after your 70th birthday, whichever is later. Within these limits, you may make Purchase Payments at any time during the Accumulation Phase.

Allocation of Net Purchase Payments

You may allocate your Purchase Payments among the different Sub-Accounts and Guarantee Periods currently available, but any allocation to a Guarantee Period must be at least $1,000. Over the life of your Contract, you may allocate amounts among as many as 18 of the available investment options.


In your Application, you may specify the percentage of each Purchase Payment to be allocated to each Sub-Account or Guarantee Period. These percentages are called your allocation factors. Your allocation factors will remain in effect as long as your selected Sub-Accounts and Guarantee Periods continue to be available for investment. You may, however, change the allocation factors for future Payments by sending us notice of the change in a form acceptable to us. We will use your new allocation factors for the first Purchase Payment we receive with or after we have received notice of the change, and for all future Purchase Payments, until we receive another change notice.


Although it is currently not our practice, we may deduct applicable premium taxes or similar taxes from your Purchase Payments (see "Contract Charges -- Premium Taxes"). In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.

Your Account

When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

Your Account Value


Your Account Value is the sum of the value of the 2 components of your Contract, the Variable Account portion of your Contract ("Variable Account Value") and the Fixed Account portion of your Contract ("Fixed Account Value"). These 2 components are calculated separately, as described under "Variable Account Value" and "Fixed Account Value."


Variable Account Value

     Variable Accumulation Units

In order to calculate your Variable Account Value, we use a measure called a Variable Accumulation Unit for each Sub-Account. Your Variable Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Variable Accumulation Units for that Sub-Account times the value of each Unit.

     Variable Accumulation Unit Value

The value of each Variable Accumulation Unit in a Sub-Account reflects the net investment performance of that Sub-Account. We determine that value once on each day that the New York Stock Exchange is open for trading, at the close of trading, which is currently 4:00 p.m., Eastern Time. (The close of trading is determined by the New York Stock Exchange.) We also may determine the value of Variable Accumulation Units of a Sub-Account on days the Exchange is closed if there is enough trading in securities held by that Sub-Account to materially affect the value of the Variable Accumulation Units. Each day we make a valuation is called a "Business Day." The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a "Valuation Period." On days other than Business Days, the value of a Variable Accumulation Unit does not change.

To measure these values, we use a factor -- which we call the "Net Investment Factor" -- which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the value of a Variable Accumulation Unit for a Sub-Account is equal to the value of that Sub-Account's Variable Accumulation Units at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing (1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period; then, for each day in the Valuation Period, we deduct a factor representing the asset-based insurance charges (the mortality and expense risk charges and the administrative expense charge) plus any applicable charge for optional death benefit riders. See "Contract Charges".

For a hypothetical example of how we calculate the value of a Variable Accumulation Unit, see the Statement of Additional Information.

     Crediting and Canceling Variable Accumulation Units

When we receive an allocation to a Sub-Account either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Units credited or canceled by dividing the dollar amount by the Variable Accumulation Unit value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

Fixed Account Value

Your Fixed Account Value is the sum of all amounts allocated to Guarantee Periods, either from Net Purchase Payments, transfers or renewals, plus interest credited on those amounts, and minus withdrawals, transfers out of Guarantee Periods, and any deductions for charges under the Contract taken from your Fixed Account Value.

A Guarantee Period begins the day we apply your allocation and ends when all calendar years (or months if the Guarantee Period is less than one year) in the Guarantee Period (measured from the end of the calendar month in which the amount was allocated to the Guarantee Period) have elapsed. The last day of the Guarantee Period is its Renewal Date.

Each additional Purchase Payment, transfer or renewal credited to your Fixed Account Value will result in a new Guarantee Period with its own Renewal Date. Amounts allocated at different times to Guarantee Periods of the same duration may have different Renewal Dates.

     Crediting Interest

We credit interest on amounts allocated to a Guarantee Period at the applicable Guaranteed Interest Rate for the duration of the Guarantee Period. During the Guarantee Period, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis.

     Guarantee Amounts

Each separate allocation you make to a Guarantee Period, together with interest credited thereon, is called a Guarantee Amount. Each Guarantee Amount is treated separately for purposes of determining the Market Value Adjustment. We may restrict a Guarantee Period that will extend beyond your Maximum Annuity Commencement Date. Renewals into a Guarantee Period that will extend beyond your maximum Annuity Commencement Date will result in an application of a Market Value Adjustment upon annuitization or withdrawals. Each new allocation to a Guarantee Period must be at least $1,000.

     Renewals

We will notify you in writing between 45 and 75 days before the Renewal Date for any Guarantee Amount. If you would like to change your Fixed Account option, we must receive from you prior to the Renewal Date:
(1)	written notice from you electing a different Guarantee Period from among those we then offer, or

(2)	written instructions to transfer the Guarantee Amount to one or more Sub-Accounts, in accordance with the transfer privilege provisions of the Contract (see "Transfer Privilege").

If we receive no instructions from you prior to the Renewal Date, we will automatically renew your Fixed Account allocation into a new Guarantee Period of the same duration as the last Guarantee Period. If we are no longer offering a Guarantee Period of the same duration, we will automatically transfer your Fixed Account allocation into the Money Market Sub-Account.


A Guarantee Amount will not renew into a Guarantee Period that will extend beyond your Maximum Annuity Commencement Date. In that case, unless you notify us otherwise, we will automatically renew your Guarantee Amount into the Money Market Sub-Account.


     Early Withdrawals

If you withdraw, transfer, or annuitize an allocation to a Guarantee Period 30 days prior to the Renewal Date, we will apply a Market Value Adjustment to the transaction. This could result in an increase or a decrease of your Account Value, depending on interest rates at the time. You bear the risk that you will receive less than your principal if the Market Value Adjustment applies.

Transfer Privilege

     Permitted Transfers

During the Accumulation Phase, you may transfer all or part of your Account Value to one or more Sub-Accounts or Guarantee Periods then available, subject to the following restrictions:
-	You may not make more than 12 transfers in any Account Year;

-	The amount transferred from a Sub-Account must be at least $1,000, unless you are transferring your entire balance in that Sub-Account;

-	Your Account Value remaining in a Sub-Account must be at least $1,000;

-	The amount transferred from a Guarantee Period must be the entire Guarantee Amount, except for transfers of interest credited during the current Account Year;

-	At least 30 days must elapse between transfers;

-	Transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Funds;

-	The total number of Sub-Accounts and Guarantee Periods within an Account may not exceed 18 over the lifetime of the Contract; and

-	We impose additional restrictions on market timers, which are further described below.

These restrictions do not apply to transfers made under any approved Optional Programs. At our discretion, we may waive some or all of these restrictions.

There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. Transfers out of a Guarantee Period more than 30 days before the Renewal Date or any time after the Renewal Date will be subject to the Market Value Adjustment described below. Under current law, there is no tax liability for transfers.


     Requests for Transfers


You may request transfers in writing or by telephone. If the request is by telephone, it must be made before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, your transfer request will be effective on the next Business Day. The telephone transfer privilege is available automatically, and does not require your written election. We will require personal identifying information to process a request for a transfer made by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine.

Your transfer request will be effective as of the close of the Business Day if we receive your transfer request before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, your transfer request will be effective on the next Business Day.

     Market Timers

The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. If you wish to employ such strategies, you should not purchase a Contract. Accordingly, transfers may be subject to restrictions if exercised by a market timing firm or any other third party authorized to initiate transfer transactions on behalf of multiple Participants. In imposing such restrictions, we may, among other things, not accept (1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one Participant, or (2) the transfer instructions of individual Participants who have executed preauthorized transfer forms that are submitted at the same time by market timing firms or other third parties on behalf of more than one Participant. We will not impose these restrictions unless our actions are reasonably intended to prevent the use of such transfers in a manner that will disadvantage or potentially impair the Contract rights of other Participants.

In addition, a Fund has reserved the right to temporarily or permanently refuse exchange requests from the Variable Account if, in MFS' judgment, a Fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. In particular, a pattern of exchanges that coincide with a market timing strategy may be disruptive to a Fund and therefore may be refused. Accordingly, the Variable Account may not be in a position to effectuate transfers and may refuse transfer requests without prior notice. We also reserve the right, for similar reasons, to refuse or delay exchange requests involving transfers to or from the Fixed Account.

Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates


We may reduce or waive the withdrawal charge, the mortality and expense risk charges, the administrative service fee, or the annual Account Fee; credit additional amounts; grant special Guaranteed Interest Rates in certain situations; or offer other options or benefits. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Participant, sales of large Contracts, and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements. For other situations in which withdrawal charges may be waived, see "Withdrawals, Withdrawal Charge and Market Value Adjustment."


Optional Programs

     Dollar-Cost Averaging

Dollar-cost averaging allows you to invest gradually, over time, in up to 12 Sub-Accounts. You may select a dollar-cost averaging program at no extra charge by allocating a minimum of $1,000 to a designated Sub-Account or to a Guarantee Period we make available in connection with the program. Amounts allocated to the Fixed Account under the program will earn interest at a rate declared by the Company for the Guarantee Period you select. Previously applied amounts may not be transferred to a Guarantee Period made available in connection with this program. At regular time intervals, we will transfer the same amount automatically to one or more Sub-Accounts that you choose, up to a maximum of 12 Sub-Accounts. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program. The final amount transferred from the Fixed Account will include all interest earned.

No Market Value Adjustment (either positive or negative) will apply to amounts automatically transferred from the Fixed Account under the dollar-cost averaging program. However, if you discontinue or alter the program prior to completion, amounts remaining in the Fixed Account will be transferred to the Money Market Sub-Account under the Contract, unless you instruct us otherwise, and the Market Value Adjustment will be applied. Any new allocation of a Purchase Payment to the program will be treated as commencing a new dollar-cost averaging program and is subject to the $1,000 minimum.


The main objective of a dollar-cost averaging program is to minimize the impact of short-term price fluctuations on Account Value. In general, since you transfer the same dollar amount to the variable investment options at set intervals, dollar-cost averaging allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. A dollar-cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar-cost averaging program does not assure a profit or protect against loss in a declining market. We do not allow transfers into any of the Guarantee Periods.

     Asset Allocation

One or more asset allocation programs may be available in connection with the Contract, at no extra charge. Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds, and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.

Currently, you may select one of the available asset allocation models, each of which represents a combination of Sub-Accounts with a different level of risk. These asset allocation models, as well as the terms and conditions of asset allocation program, are fully described in a separate brochure. We may add or delete such programs in the future.

If you elect an asset allocation program, we will automatically allocate your Purchase Payments among the Sub-Accounts represented in the model you choose. By electing an asset allocation program, you thereby authorize us to automatically reallocate your investment options, as determined by the terms of the Asset Allocation Program, to reflect the current composition of the model you have selected, without further instruction, until we receive notification that you wish to terminate the program or choose a different model.

     Systematic Withdrawal Program

If you have an Account Value of $10,000 or more, you may select our Systematic Withdrawal Program.

Under this program, you determine the amount and frequency of regular withdrawals you would like to receive from your Fixed Account Value and/or Variable Account Value and we will effect them automatically. The withdrawals under this program may be subject to surrender charges or a Market Value Adjustment. They may also be included as income and subject to a 10% federal tax penalty. You should consult your tax adviser before choosing this option.


You may change or stop this program at any time, by written notice to us or other means approved by us.


     Portfolio Rebalancing Program

Under the Portfolio Rebalancing Program, we transfer funds among all Sub-Accounts to maintain the percentage allocation you have selected among these Sub-Accounts. At your election, we will make these transfers on a quarterly, semi-annual or annual basis.

Portfolio Rebalancing does not permit transfers to or from any Guarantee Period.

     Secured Futures

Under the Secured Futures Program, we divide your Purchase Payments between the Fixed Account and the Variable Account. For the Fixed Account portion, you choose a Guarantee Period from among those we offer. We then allocate to that Guarantee Period the portion of your Purchase Payment necessary so that, at the end of the Guarantee Period, your Fixed Account allocation, including interest, will equal the entire amount of your original Purchase Payment. The remainder of the original Purchase Payment will be invested in the Sub-Accounts of your choice. At the end of the Guarantee Period, you will be guaranteed the amount of your original Purchase Payment (assuming no withdrawals), plus you will have the benefit, if any, of the investment performance of the Sub-Accounts you have chosen.

WITHDRAWALS, WITHDRAWAL CHARGE AND MARKET VALUE ADJUSTMENT

Cash Withdrawals

     Requesting a Withdrawal

At any time during the Accumulation Phase, you may withdraw in cash all or any portion of your Account Value. To make a withdrawal, you must send us a written request at our Annuity Mailing Address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to receive.


All withdrawals may be subject to a withdrawal charge (see "Withdrawal Charge"), and withdrawals from your Fixed Account Value also may be subject to a Market Value Adjustment (see "Market Value Adjustment"). Withdrawals also may have adverse federal income tax consequences, including a 10% penalty tax (see "Tax Considerations"). You should carefully consider these tax consequences before requesting a cash withdrawal.


     Full Withdrawals

If you request a full withdrawal, we calculate the amount we will pay you as follows: we start with the total value of your Account at the end of the Valuation Period during which we receive your withdrawal request; we deduct the Account Fee for the Account Year in which the withdrawal is made; we calculate and then add or subtract the amount of any Market Value Adjustment applicable to your Fixed Account Value; and finally, we calculate and then deduct any applicable withdrawal charge.

A full withdrawal results in the surrender of your Contract, and cancellation of all rights and privileges under your Contract.

     Partial Withdrawals

If you request a partial withdrawal, we will pay you the actual amount specified in your request and then adjust the value of your Account by deducting the amount paid, adding or deducting any Market Value Adjustment applicable to amounts withdrawn from the Fixed Account, and deducting any applicable withdrawal charge.

You may specify the amount you want withdrawn from each Sub-Account and/or Guarantee Amount to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro rata, based on your Account Value at the end of the Valuation Period during which we receive your request.

If you request a partial withdrawal that would result in your Account Value being reduced to an amount less than the Account Fee for the Account Year in which you make the withdrawal, we will treat it as a request for a full withdrawal.

     Time of Payment

We will pay you the applicable amount of any full or partial withdrawal within 7 days after we receive your withdrawal request, except in cases where we are permitted, and choose, to defer payment under the Investment Company Act of 1940 and applicable state insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:
-	When the New York Stock Exchange is closed (except weekends and holidays) or when trading on the New York Stock Exchange is restricted;

-	When it is not reasonably practical to dispose of securities held by a Fund or to determine the value of the net assets of a Fund, because an emergency exists; or

-	When an SEC order permits us to defer payment for the protection of Participants.

We also may defer payment of amounts you withdraw from the Fixed Account for up to 6 months from the date we receive your withdrawal request. We do not pay interest on the amount of any payments we defer.

     Withdrawal Restrictions for Qualified Plans

If your Contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on cash withdrawals.

Special restrictions apply to withdrawals from Contracts used for Section 403(b) annuities (see "Tax Considerations -- Tax-Sheltered Annuities").

Withdrawal Charge

We do not deduct any sales charge from your Purchase Payments when they are made. However, we may impose a withdrawal charge (known as a "contingent deferred sales charge") on certain amounts you withdraw. We impose this charge to defray some of our expenses related to the sale of the Contracts, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

     Free Withdrawal Amount

In each Account Year you may withdraw a portion of your Account Value -- which we call the "free withdrawal amount" -- before incurring the withdrawal charge.

The "free withdrawal amount" is equal to 10% of the amount of all Purchase Payments you have made. After the fourth Account Anniversary, any amount you withdraw is free of withdrawal charges.

The "free withdrawal amount" that you do not use in an Account Year is not cumulative. In other words, it will not be carried forward or available for use in future Account Years.

For an example of how we calculate the "free withdrawal amount," see Appendix B.

     Withdrawal Charge on Purchase Payments


If you withdraw more than the free withdrawal amount in any Account Year, we consider the excess amount to be withdrawn first from Payments that you have not previously withdrawn. We impose the withdrawal charge on the amount of these Payments. Thus, the maximum amount on which we will impose the withdrawal charge in any Account Year will never be more than the total of all Payments that you have not previously withdrawn.


The amount of your withdrawal, if any, that exceeds the total of the free withdrawal amount plus the aggregate amount of all Payments not previously withdrawn, is not subject to the withdrawal charge.

     Order of Withdrawal


When you make a withdrawal, we consider the free withdrawal amount to be withdrawn first. We consider Purchase Payments that you have not already withdrawn (beginning with the oldest remaining Purchase Payment) to be withdrawn next. Once all Purchase Payments are withdrawn, the balance withdrawn is considered to be earnings and is not subject to a withdrawal charge.


     Calculation of Withdrawal Charge

We calculate the amount of the withdrawal charge by multiplying the amount you withdraw by a percentage. As set forth below, the percentage decreases according to the number of complete Account Years since your Issue Date. After your fourth Account Anniversary, any amount you withdraw is free of withdrawal charges.
Number of
Account Years
Since Your	Withdrawal
Issue Date	Charge
0-1	8%
1-2	8%
2-3	7%
3-4	6%
4 or more	0%

The withdrawal charge will never be greater than 8% of the excess of your Account Value over the "free withdrawal amount," as defined above.

For a Group Contract, we may modify the withdrawal charges and limits, upon notice to the Owner of the Group Contract. However, any modification will apply only to Accounts established after the date of the modification.

For additional examples of how we calculate withdrawal charges, see Appendix B.

Types of Withdrawals not Subject to Withdrawal Charge

     Nursing Home Waivers

If approved by your state, we will waive the withdrawal charge for a full or partial withdrawal if:
-	at least one year has passed since your Issue Date, and

-	you are confined to an eligible nursing home and have been confined there for at least the preceding 180 days, or any shorter period required by your state.
-	your confinement to an eligible nursing home began after your Issue Date.


An "eligible nursing home" means a licensed hospital or licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient. You must provide us evidence of confinement in the form we determine.

     Minimum Distributions

For each Qualified Contract, the free withdrawal amount in any Account Year will be the greater of the free withdrawal amount described above or any amounts required to be withdrawn to comply with the minimum distribution requirement of the Internal Revenue Code. This waiver of the withdrawal charge applies only to the portion of the required minimum distribution attributable to that Qualified Contract.

     Other Withdrawals

We do not impose the withdrawal charge on amounts you apply to provide an annuity, amounts we pay as a death benefit, except under the Cash Surrender method, or amounts you transfer among the Sub-Accounts, between the Sub-Accounts and the Fixed Account, or within the Fixed Account.

Market Value Adjustment

If permitted under the laws of your state, we will apply a Market Value Adjustment if you withdraw or transfer amounts from your Fixed Account Value more than 30 days before the end of the applicable Guarantee Period. For this purpose, using Fixed Account Value to provide an annuity is considered a withdrawal, and the Market Value Adjustment will apply. However, we will not apply the Market Value Adjustment to automatic transfers to a Sub-Account from a Guarantee Period as part of our dollar-cost averaging program.

We apply the Market Value Adjustment separately to each Guarantee Amount in the Fixed Account, that is to each separate allocation you have made to a Guarantee Period together with interest credited on that allocation. However, we do not apply the adjustment to the amount of interest credited during your current Account Year. Any withdrawal from a Guarantee Amount is attributed first to such interest.

A Market Value Adjustment may decrease, increase or have no effect on your Account Value. This will depend on changes in interest rates since you made your allocation to the Guarantee Period and the length of time remaining in the Guarantee Period. In general, if the Guaranteed Interest Rate we currently declare for Guarantee Periods equal to the balance of your Guarantee Period (or your entire Guarantee Period for Guarantee Periods of less than one year) is higher than your Guaranteed Interest Rate, the Market Value Adjustment is likely to decrease your Account Value. If our current Guaranteed Interest Rate is lower, the Market Value Adjustment is likely to increase your Account Value.

We determine the amount of the Market Value Adjustment by multiplying the amount that is subject to the adjustment by the following formula:

                             N/12

                 1 + I

            ( --------  )             -1

             1 + J + b

where:
I	is the Guaranteed Interest Rate applicable to the Guarantee Amount from which you withdraw, transfer or annuitize;

J

is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for Guarantee Periods equal to the length of time remaining in the Guarantee Period applicable to your Guarantee Amount, rounded to the next higher number of complete years, for Guarantee Periods of one year or more. For any Guarantee Periods of less than one year, J is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for a Guarantee Period of the same length as your Guarantee Period. If, at that time, we do not offer the applicable Guarantee Period we will use an interest rate determined by straight-line interpolation of the Guaranteed Interest Rates for the Guarantee Periods we do offer;

N	is the number of complete months remaining in your Guarantee Period; and

b

is a factor that currently is 0%, but that in the future we may increase to up to 0.25%. Any increase would be applicable only to Participants who purchase their Contracts after the date of that increase.

The "b" factor is the amount that will be used to cover market volatility (i.e., credit risk), basis risk, and /or liquidity costs.

We will apply the Market Value Adjustment to the amount being withdrawn after deduction of any Account Fee, if applicable, but before we impose any withdrawal charge on the amount withdrawn.

For examples of how we calculate the Market Value Adjustment, see Appendix B.

CONTRACT CHARGES

Account Fee

During the Accumulation Phase of your Contract, we will deduct from your Account an annual Account Fee of $50 to help cover the administrative expenses we incur related to the issuance of Contracts and the maintenance of Accounts. We deduct the Account Fee on each Account Anniversary. We deduct the Account Fee pro rata from each Sub-Account and each Guarantee Period, based on the allocation of your Account Value on your Account Anniversary.

We will not charge the Account Fee if:
(1)	your Account has been allocated only to the Fixed Account during the applicable Account Year; or

(2)	your Account Value is $100,000 or more on your Account Anniversary.

If you make a full withdrawal of your Account, we will deduct the full amount of the Account Fee at the time of the withdrawal. In addition, on the Annuity Commencement Date we will deduct a pro rata portion of the Account Fee to reflect the time elapsed between the last Account Anniversary and the day before the Annuity Commencement Date.

After the Annuity Commencement Date, we will deduct an annual Account Fee of $50 in the aggregate in equal amounts from each Variable Annuity payment we make during the year. We do not deduct any Account Fee from Fixed Annuity payments.


Administrative Expense Charge

We deduct an administrative expense charge from the assets of the Variable Account at an annual effective rate equal to 0.15% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for expenses we incur in administering the Contracts, Participant Accounts and the Variable Account that are not covered by the annual Account Fee.

Mortality and Expense Risk Charge

During both the Accumulation Phase and the Income Phase, we deduct a mortality and expense risk charge from the assets of the Variable Account at an effective annual rate equal to 1.30% if you are age 75 or younger on the Open Date (1.50% if you are age 76 or older on the Open Date). If your initial Purchase Payments or Account Value exceed $1 million on your Account Anniversary, an amount equal to 0.15% of your Account Value will be credited to your Account on that date and on every subsequent Account Anniversary during the Accumulation Phase (This credit is paid out of our general account and is the result of cost savings realized on larger sized Contracts.) The mortality risk we assume arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live. This obligation assures each Annuitant that neither the longevity of fellow Annuitants nor an improvement in life expectancy generally will have an adverse effect on the amount of any annuity payment received under the Contract. The mortality risk also arises from our contractual obligation to pay a death benefit upon the death of the Participant prior to the Annuity Commencement Date. The expense risk we assume is the risk that the annual Account Fee and the administrative expense charge we assess under the Contract may be insufficient to cover the actual total administrative expenses we incur. If the amount of the charge is insufficient to cover the mortality and expense risks, we will bear the loss. If the amount of the charge is more than sufficient to cover the risks, we will make a profit on the charge. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contract.


Charges For Optional Death Benefit Riders

If you elect an optional death benefit rider, we will deduct, during the Accumulation Phase, a charge from the assets of the Variable Account depending upon which of the optional death benefit rider(s) you elect.
% of Average
Rider(s) You Elect*	Daily Value

"MAV"	0.20%
"5% Roll-Up"	0.20%
"EEB Premier"	0.25%
"EEB Premier with MAV"	0.40%
"EEB Premier with 5% Roll-Up"	0.40%
"EEB Premier Plus"	0.40%

-------------------------------------------------------------------------------------------------------

*As defined below under "Optional Death Benefits."

Premium Taxes

Some states and local jurisdictions impose a premium tax on us that is equal to a specified percentage of the Purchase Payments you make. In many states there is no premium tax. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a tax adviser to find out if your state imposes a premium tax and the amount of any tax.

In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

Fund Expenses

There are fees and charges deducted from each Fund. These fees and expenses are described in the Fund prospectus(es) and related Statements of Additional Information.

Modification in the Case of Group Contracts

For Group Contracts, we may modify the annual Account Fee, the administrative expense charge and the mortality and expense risk charge upon notice to Owners. However, such modification will apply only with respect to Participant Accounts established after the effective date of the modification.

DEATH BENEFIT


If the Covered Person dies during the Accumulation Phase, we may pay a death benefit to your Beneficiary, using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on the date of death of the Covered Person, we may pay the death benefit to the surviving Participant, if any, or, if there is no Participant, in one sum to your estate. We do not pay a death benefit if the Covered Person dies during the Income Phase. However, the Beneficiary will receive any annuity payments provided under an Annuity Option that is in effect. If your Contract names more than one Covered Person, we will pay the death benefit upon the first death of such Covered Persons.


Amount of Death Benefit

To calculate the amount of the death benefit, we use a "Death Benefit Date." The Death Benefit Date is the date we receive Due Proof of the Death of the Covered Person in an acceptable form, if you have elected a death benefit payment method before the death of the Covered Person and it remains in effect. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we reserve the right to provide a lump sum to your Beneficiary.

The amount of the death benefit is determined as of the Death Benefit Date.

The Basic Death Benefit

In general, if you were 85 or younger on your Open Date, the death benefit will be the greatest of the following amounts:
1.	Your Account Value for the Valuation Period during which the Death Benefit Date occurs;

2.	The amount we would pay if you had surrendered your entire Account on the Death Benefit Date; and

3.	Your total Adjusted Purchase Payments (i.e., Purchase Payments adjusted for partial withdrawals as described in "Calculating the Death Benefit") as of the Death Benefit Date.

For examples of how to calculate this basic death benefit, see Appendix C.

If you were 86 or older on your Open Date, the death benefit is equal to amount (2) above. Because this amount will reflect any applicable withdrawal charges and Market Value Adjustment, it may be less than your Account Value.

Optional Death Benefit Riders


Subject to availability in your state, you may enhance the "Basic Death Benefit" by electing one of the following optional death benefit riders. You must make your election on or before the date on which or before your Contract becomes effective. You will pay a charge for the optional death benefit rider you elect. (For a description of these charges, see "Charges for Optional Death Benefit Riders.") The Riders are available only if you are younger than 80 on your Open Date. The optional death benefit election may not be changed after the Contract's Issue Date. The death benefit under all optional death benefit riders will be adjusted for all partial withdrawals as described in the Prospectus under the heading "Calculating the Death Benefit." For examples of how the death benefit is calculated under the optional death benefit riders, see Appendices D - H.

     Maximum Anniversary Account Value ("MAV") Rider


Under this rider, the death benefit will be the greater of:
-	the amount payable under basic death benefit (above), or

-

your highest Account Value on any Account Anniversary before your 81st birthday, adjusted for any subsequent Purchase Payments, partial withdrawals and charges made between that Account Anniversary and the Death Benefit Date.


     5% Premium Roll-Up ("5% Roll-Up") Rider


Under this rider, the death benefit will be the greater of:
-	the amount payable under basic death benefit (above), or

-	the sum of your total Purchase Payments plus interest accruals, adjusted for partial withdrawals.

Under this rider, interest accrues at a rate of 5% per year on Purchase Payments and transfers to the Variable Account while they remain in the Variable Account. The 5% interest accruals will continue until the earlier of:
-	the first day of the month following your 80th birthday, or

-	the day the death benefit amount under this rider equals twice the sum of your Adjusted Purchase Payments.


     Earnings Enhancement Benefit Premier ("EEB Premier") Rider


If you elect this EEB Premier Rider, your death benefit will be the amount payable under the basic death benefit, PLUS the "EEB Premier amount." Calculated as of the Death Benefit Date, the "EEB Premier amount" is determined as follows:
-

If you are 69 or younger on your Open Date, the "EEB Premier amount" will be 45% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 100% of the Adjusted Purchase Payments made prior to your death minus any Purchase Payments made within the twelve months prior to your death, not including Purchase Payments made in your first Account Year.

-

If you are between the ages of 70 and 79 on your Open Date, the "EEB Premier amount" will be 25% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 40% of the Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year. In addition, on the Account Anniversary following your 85th birthday, the "EEB Premier amount" will be locked in. Partial withdrawals after your 85th birthday will proportionally reduce the "EEB Premier amount."


     Earnings Enhancement Benefit Premier with MAV ("EEB Premier with MAV") Rider

If you elect this EEB Premier with MAV Rider, your death benefit will be the amount payable under the MAV Rider PLUS the "EEB Premier amount." Calculated as of your Death Benefit Date, the "EEB Premier amount" is as follows:

-

If you are 69 or younger on your Open Date, the "EEB Premier amount" will be 45% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 100% of Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year.

-

If you are between the ages of 70 and 79 on your Open Date, the "EEB Premier amount" will be 25% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 40% of Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year. In addition, on the Account Anniversary following your 85th birthday, the "EEB Premier amount" will be locked in. Partial withdrawals after your 85th birthday will proportionally reduce the "EEB Premier amount."


     Earnings Enhancement Benefit Premier with 5% Roll-Up ("EEB Premier with 5% Roll-Up") Rider

If you elect this EEB Premier with 5% Roll-Up Rider, your death benefit will be the amount payable under the 5% Roll-Up Rider PLUS the "EEB Premier amount." Calculated as of your Death Benefit Date, the "EEB Premier amount" is determined as follows:

-

If you are 69 or younger on your Open Date, the "EEB Premier amount" will be 45% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 100% of Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year.

-

If you are between the ages of 70 and 79 on your Open Date, the "EEB Premier amount" will be 25% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 40% of Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year. In addition, on the Account Anniversary following your 85th birthday, the "EEB Premier amount" will be locked in. Partial withdrawals after your 85th birthday will proportionally reduce the "EEB Premier amount."


     Earnings Enhancement Benefit Premier Plus ("EEB Premier Plus") Rider

If you elect this EEB Premier Plus Rider, your death benefit will be the amount under the basic death benefit, PLUS the "EEB Premier Plus amount." Calculated as of the Death Benefit Date, the "EEB Premier Plus amount" is determined as follows:

-

If you are 69 or younger on your Open Date, the "EEB Premier Plus amount" will be 75% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 150% of the Adjusted Purchase Payments made prior to your death minus any Purchase Payments made within the 12 months prior to your death, not including Purchase Payments made in your first Account Year.

-

If you are between the ages of 70 and 79 on your Open Date, the "EEB Premier Plus amount" will be 35% of the difference between your Account Value and your Adjusted Purchase Payments, up to a cap of 60% of the Adjusted Purchase Payments made prior to your death minus any Purchase Payments made in the twelve months prior to your death, not including Purchase Payments made in your first Account Year. In addition, on the Account Anniversary following your 85th birthday, the "EEB Premier Plus amount" will be locked in. Partial withdrawals after your 85th birthday will proportionally reduce the "EEB Premier Plus amount."

Spousal Continuance

If your spouse is your sole Beneficiary, upon your death your spouse may elect to continue the Contract as the Participant, rather than receive the death benefit amount. In that case, we will not pay a death benefit, but the Contract's Account Value will be equal to your Contract's death benefit amount, as defined under the "Basic Death Benefit" or any optional death benefit rider you have selected. All Contract provisions, including any optional death benefit riders you have selected, will continue as if your spouse had purchased the Contract on the Death Benefit Date with a deposit equal to the death benefit amount. For purposes of calculating death benefits and expenses from that date forward, your spouse's age on the original effective date of the Contract will be used. Upon surrender or annuitization, this step-up to the spouse will not be treated as premium, but will be treated as income.

Calculating the Death Benefit

In calculating the death benefit amount payable under option (3) of the "Basic Death Benefit" or any of the optional death benefit riders, any partial withdrawals will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal.


If the death benefit is the amount payable under options (2) or (3) of the "Basic Death Benefit" or under any of the optional death benefit riders, your Account Value may be increased by the excess, if any, of that amount over option (1) of the "Basic Death Benefit." Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Such increase will be made only if the Beneficiary elects to annuitize, elects to defer annuitization, or elects to continue the Contract. Also, any portion of this new Account Value attributed to the Fixed Account will be transferred to the available Money Market Sub-Account (without the application of a Market Value Adjustment). If your spouse, as the named Beneficiary, elects to continue the Contract after your death, your spouse may transfer any such Fixed Account portion back to the Fixed Account and begin a new Guarantee Period.


Method of Paying Death Benefit

The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our Annuity Options. We describe the Annuity Options in this Prospectus under "The Income Phase -- Annuity Provisions."


During the Accumulation Phase, you may elect the method of payment for the death benefit. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity. If the Beneficiary is your spouse, the Beneficiary may elect to continue the Contract. These elections are made by sending us a completed election form, which we will provide. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until a written election is submitted to the Company or a distribution is required by law.


If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Option.

Non-Qualified Contracts

If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death, or (2) if in the form of an annuity, over a period not greater than the life or expected life of the "designated beneficiary" within the meaning of Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.

The person you have named as Beneficiary under your Contract, if any, will be the "designated beneficiary." If the named Beneficiary is not living and no contingent beneficiary has been named, the surviving Participant, if any, or the estate or the deceased Participant automatically becomes the designated beneficiary.

If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Participant. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the Contract, see "Spousal Continuance," above.

During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option in place must be distributed at least as rapidly as the method of distribution under that option.

If the Participant is not a natural person, these distribution rules apply upon the death or removal of any Annuitant.

Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

Selection and Change of Beneficiary

You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

Payment of Death Benefit

Payment of the death benefit in cash will be made within 7 days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

THE INCOME PHASE -- ANNUITY PROVISIONS

During the Income Phase, we make regular monthly annuity payments to the Annuitant.

The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described below, under the Annuity Option(s) you have selected, and we make the first annuity payment.

Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described below under the heading "Annuity Options," and you cannot change the Annuity Option selected. You may request a full withdrawal before the Annuity Commencement Date, which will be subject to all charges applicable on withdrawals (see "Withdrawals, Withdrawal Charge and Market Value Adjustment").

Selection of Annuitant(s)

You select the Annuitant in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Option(s) refer to the Annuitant as the "Payee." If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant.

When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payment.

Selection of the Annuity Commencement Date

You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:
-	The earliest possible Annuity Commencement Date is the first day of the second month following your Issue Date.

-

The latest possible Annuity Commencement Date is the first day of the month following the Annuitant's 95th birthday. If there is a Co-Annuitant, the Annuity Commencement Date applies to the younger of the Annuitant and Co-Annuitant.

-	The Annuity Commencement Date must always be the first day of a month.

You may change the Annuity Commencement Date from time to time by sending us written notice, with the following additional limitations:
-	We must receive your notice at least 30 days before the current Annuity Commencement Date.

-	The new Annuity Commencement Date must be at least 30 days after we receive the notice.

There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70 1/2 (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70 1/2).

Annuity Options

We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option may be selected for a Variable Annuity, a Fixed Annuity, or a combination of both. We may also agree to other settlement options, at our discretion.

     Annuity Option A - Life Annuity

We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary.

     Annuity Option B - Life Annuity With 60, 120, 180 or 240 Monthly Payments Certain

We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate for a Variable Annuity will be the assumed interest rate in effect; the discount rate for a Fixed Annuity will be based on the interest rate we used to determine the amount of each payment.

     Annuity Option C - Joint and Survivor Annuity

We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the survivor dies. There is no provision for continuance of any payments to a Beneficiary.

     Annuity Option D - Monthly Payments for a Specified Period Certain


We make monthly payments for a specified period of time from 5 to 30 years, as you elect. If payments under this option are paid on a variable annuity basis, the Annuitant may elect to receive in one sum, at any time, some or all of the discounted value of the remaining payments, less any applicable withdrawal charge; the discount rate for this purpose will be the assumed interest rate in effect. If the Annuitant dies during the period selected, the remaining income payments are made as described under Annuity Option B. The election of this Annuity Option may result in the imposition of a penalty tax. The 5, 6, 7, 8 and 9-year periods certain are not available if your Account has been issued within the past 4 years.


Selection of Annuity Option

You select one or more of the Annuity Options, which you may change from time to time during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain.

You may specify the proportion of your Adjusted Account Value you wish to provide a Variable Annuity or a Fixed Annuity. Under a Variable Annuity, the dollar amount of payments will vary, while under a Fixed Annuity, the dollar amount of payments will remain the same. If you do not specify a Variable Annuity or a Fixed Annuity, your Adjusted Account Value will be divided between Variable Annuities and Fixed Annuities in the same proportions as your Account Value was divided between the Variable and Fixed Accounts on the Annuity Commencement Date. You may allocate your Adjusted Account Value applied to a Variable Annuity among the Sub-Accounts, or we will use your existing allocations.

There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

Remember that the Annuity Options may not be changed once annuity payments begin.

Amount of Annuity Payments

     Adjusted Account Value

The Adjusted Account Value is the amount we apply to provide a Variable Annuity and/or a Fixed Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day just before the Annuity Commencement Date and making the following adjustments:
-	We deduct a proportional amount of the Account Fee, based on the fraction of the current Account Year that has elapsed.

-	If applicable, we apply the Market Value Adjustment to your Account Value in the Fixed Account, which may result in a deduction, an addition, or no change.

-	We deduct any applicable premium tax or similar tax if not previously deducted.

     Variable Annuity Payments


On the Annuity Commencement Date, we will exchange your Account's Variable Annuity Units for annuitization units which have annual insurance charges of 1.45% of your average daily net assets, regardless of your age on the Issue Date. Variable Annuity payments may vary each month. We determine the dollar amount of the first payment using the portion of your Adjusted Account Value applied to a Variable Annuity and the Annuity Payment Rates in your Contract, which are based on an assumed interest rate of 3% per year, compounded annually. See "Annuity Payment Rates."


To calculate the remaining payments, we convert the amount of the first payment into Annuity Units for each Sub-Account; we determine the number of those Annuity Units by dividing the portion of the first payment attributable to the Sub-Account by the Annuity Unit Value of that Sub-Account for the Valuation Period ending just before the Annuity Commencement Date. This number of Annuity Units for each Sub-Account will remain constant (unless the Annuitant requests an exchange of Annuity Units). However, the dollar amount of the next Variable Annuity payment -- which is the sum of the number of Annuity Units for each Sub-Account times its Annuity Unit Value for the Valuation Period ending just before the date of the payment -- will increase, decrease, or remain the same, depending on the net investment return of the Sub-Accounts.

If the net investment return of the Sub-Accounts selected is the same as the assumed interest rate of 3%, compounded annually, the payments will remain level. If the net investment return exceeds the assumed interest rate, payments will increase and, conversely, if it is less than the assumed interest rate, payments will decrease.

Please refer to the Statement of Additional Information for more information about calculating Variable Annuity Units and Variable Annuity payments, including examples of these calculations.

     Fixed Annuity Payments

Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the fixed portion of your Adjusted Account Value and the applicable Annuity Payment Rates. These will be either (1) the rates in your Contract, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable. See "Annuity Payment Rates."

     Minimum Payments

If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment.

Exchange of Variable Annuity Units

During the Income Phase, the Annuitant may exchange Annuity Units in one Sub-Account for Annuity Units in another Sub-Account, up to 12 times each Account Year. To make an exchange, the Annuitant sends us, at our Annuity Mailing Address, a written request stating the number of Annuity Units in the Sub-Account he or she wishes to exchange and the new Sub-Account for which Annuity Units are requested. The number of new Annuity Units will be calculated so the dollar amount of an annuity payment on the date of the exchange would not be affected. To calculate this number, we use Annuity Unit values for the Valuation Period during which we receive the exchange request.

Before exchanging Annuity Units in one Sub-Account for those in another, the Annuitant should carefully review the Fund prospectus(es) for the investment objectives and risk disclosure of the Funds in which the Sub-Accounts invest.

During the Income Phase, we permit only exchanges among Sub-Accounts. No exchanges to or from a Fixed Annuity are permitted.

Account Fee

During the Income Phase, we deduct the annual Account Fee of $50 in equal amounts from each Variable Annuity payment. We do not deduct the annual Account Fee from Fixed Annuity payments.

Annuity Payment Rates

The Contracts contain Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of (a) the first monthly Variable Annuity payment based on the assumed interest rate specified in the applicable Contract (3% per year, compounded annually), and (b) the monthly Fixed Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract. We may change these rates under Group Contracts for Accounts established after the effective date of such change (see "Other Contract Provisions -- Modification").

The Annuity Payment Rates may vary according to the Annuity Option elected and the adjusted age of the Annuitant. The Contracts also describe the method of determining the adjusted age of the Annuitant. The mortality table used in determining the Annuity Payment Rates for Annuity Options A, B and C is the Annuity 2000 Table.

Annuity Options as Method of Payment for Death Benefit

You or your Beneficiary may also select one or more Annuity Options to be used in the event of the Covered Person's death before the Income Phase, as described under the "Death Benefit" section of this Prospectus. In that case, your Beneficiary will be the Annuitant. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.

OTHER CONTRACT PROVISIONS

Exercise of Contract Rights

An Individual Contract belongs to the individual to whom the Contract is issued. A Group Contract belongs to the Owner. In the case of a Group Contract, the Owner may expressly reserve all Contract rights and privileges; otherwise, each Annuitant will be entitled to exercise such rights and privileges. In any case, such rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Annuitant before the Annuity Commencement Date, except as the Contract otherwise provides.

The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Covered Person prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

Change of Ownership

Ownership of a Qualified Contract may not be transferred except to: (1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code; (3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant; (4) the trustee or custodian of an individual retirement account plan qualified under Section 408 of the Internal Revenue Code for the benefit of the Participants under a Group Contract; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Commencement Date; and each Participant, in like manner, may change the ownership interest in a Contract. A change of ownership will not be binding on us until we receive written notification. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner or Participant, as appropriate, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

Change of ownership will not change the Covered Person named when the Contract is issued. This means that all death benefits and surrender charge waivers will continue to be based on the Covered Person and not the Owner. The amount payable on the death of the new Owner will be the Surrender Value.

Voting of Fund Shares


We will vote Fund shares held by the Sub-Accounts at meetings of shareholders of the Funds or in connection with similar solicitations, according to the voting instructions received from persons having the right to give voting instructions. During the Accumulation Phase, you will have the right to give voting instructions, except in the case of a Group Contract where the Owner has reserved this right. During the Income Phase, the Payee -- that is the Annuitant or Beneficiary entitled to receive benefits -- is the person having such voting rights. We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from Owners, Participants and Payees, as applicable.


Owners of Qualified Contracts issued on a group basis may be subject to other voting provisions of the particular plan and of the Investment Company Act of 1940. Employees who contribute to plans that are funded by the Contracts may be entitled to instruct the Owners as to how to instruct us to vote the Fund shares attributable to their contributions. Such plans may also provide the additional extent, if any, to which the Owners shall follow voting instructions of persons with rights under the plans. If no voting instructions are received from any such person with respect to a particular Participant Account, the Owner may instruct the Company as to how to vote the number of Fund shares for which instructions may be given.

Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights of persons who may have such rights under plans, other than rights afforded by the Investment Company Act of 1940, or any duty to inquire as to the instructions received or the authority of Owners, Participants or others, as applicable, to instruct the voting of Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners under Group Contracts and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least 10 days prior to each meeting of the shareholders of the Fund. We will determine the number of Fund shares as to which each such person is entitled to give instructions as of the record date set by the Fund for such meeting, which is expected to be not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Participant Account by the net asset value of one Fund share as of the same date. On or after the Annuity Commencement Date, the number of Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the Company in the Sub-Account with respect to the particular Payee by the net asset value of a Fund share as of the same date. After the Annuity Commencement Date, the number of Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

Periodic Reports

During the Accumulation Period we will send you, or such other person having voting rights, at least once during each Account Year, a statement showing the number, type and value of Accumulation Units credited to your Account and the Fixed Accumulation Value of your Account, which statement shall be accurate as of a date not more than 2 months previous to the date of mailing. These periodic statements contain important information concerning your transactions with respect to your Contract. It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

In addition, every person having voting rights will receive such reports or prospectuses concerning the Variable Account and the Funds as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. We will also send such statements reflecting transactions in your Account as may be required by applicable laws, rules and regulations.

Upon request, we will provide you with information regarding fixed and variable accumulation values.

Substitution of Securities

Shares of any or all Funds may not always be available for investment under the Contract. We may add or delete Funds or other investment companies as variable investment options under the Contract. We may also substitute for the shares held in any Sub-Account shares of another Fund or shares of another registered open-end investment company or unit investment trust, provided that the substitution has been approved, if required, by the SEC. In the event of any substitution pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the substitution.

Change in Operation of Variable Account

At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

Splitting Units

We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contract.

Modification

Upon notice to the Participant, in the case of an Individual Contract, and the Owner and Participant(s), in the case of a Group Contract (or the Payee(s) during the Income Phase), we may modify the Contract if such modification: (i) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (see "Change in Operation of Variable Account"); (iv) provides additional Variable Account and/or fixed accumulation options; or (v) as may otherwise be in the best interests of Owners, Participants, or Payees, as applicable. In the event of any such modification, we may make appropriate endorsement in the Contract to reflect such modification.

In addition, upon notice to the Owner, we may modify a Group Contract to change the withdrawal charges, Account Fee, mortality and expense risk charges, administrative expense charges, the tables used in determining the amount of the first monthly variable annuity and fixed annuity payments and the formula used to calculate the Market Value Adjustment, provided that such modification applies only to Participant Accounts established after the effective date of such modification. In order to exercise our modification rights in these particular instances, we must notify the Owner of such modification in writing. The notice shall specify the effective date of such modification which must be at least 60 days following the date we mail notice of modification. All of the charges and the annuity tables which are provided in the Group Contract prior to any such modification will remain in effect permanently, unless improved by the Company, with respect to Participant Accounts established prior to the effective date of such modification.

Discontinuance of New Participants

We may limit or discontinue the acceptance of new Applications and the issuance of new Certificates under a Group Contract by giving 30 days prior written notice to the Owner. This will not affect rights or benefits with respect to any Participant Accounts established under such Group Contract prior to the effective date of such limitation or discontinuance.

Reservation of Rights

We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts; (2) add or delete Funds, sub-series thereof or other investment companies and corresponding Sub-Accounts; (3) add or remove Guarantee Periods available at any time for election by a Participant; and (4) restrict or eliminate any of the voting rights of Participants (or Owners) or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Participants or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change.

Right to Return

If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at our Annuity Mailing Address, as shown on the cover of this Prospectus, within 10 days after it was delivered to you. When we receive the returned Contract, it will be cancelled and we will refund to you your Account Value.

If applicable state law requires, we will return the full amount of any Purchase Payment(s) we received. State law may also require us to give you a longer "free look" period or allow you to return the Contract to your sales representative.

If you are establishing an Individual Retirement Account ("IRA"), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Issue Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow a Participant establishing an IRA a "ten day free-look," notwithstanding the provisions of the Internal Revenue Code.

TAX CONSIDERATIONS


This section provides general information on the federal income tax consequences of ownership of a Contract based upon our understanding of current federal tax laws. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

U.S. Federal Income Tax Considerations

The following discussion applies only to those Contracts issued in the United States. For a discussion of tax considerations effecting Contracts issued in Puerto Rico, see "Puerto Rico Tax Considerations," below.

     Deductibility of Purchase Payments

For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, Purchase Payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the "investment in the contract" for purposes of determining the taxable portion of any distributions from a Qualified Contract.

     Pre-Distribution Taxation of Contracts

Generally, an increase in the value of a Contract will not give rise to a current income tax liability to the Owner of a Contract or to any payee under the Contract until a distribution is received from the Contract. However, certain assignments or pledges of a Contract or loans under a Contract will be treated as distributions to the Owner of the Contract and will accelerate the taxability of any increases in the value of a Contract.

Also, corporate (or other non-natural person) Owners of a Non-Qualified Contract will generally incur a current tax liability on Account Value increases. There are certain exceptions to this current taxation rule, including: (i) any Contract that is an "immediate annuity", which the Internal Revenue Code (the "Code") defines as a single premium contract with an annuity commencement date within one year of the date of purchase which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period, and (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase a Qualified Contract should be based on the assumption that the purchase of a Qualified Contract is necessary to obtain tax deferral under a qualified plan.

     Distributions and Withdrawals from Non-Qualified Contracts

The Account Value of a Non-Qualified Contract will generally include both (i) an amount attributable to Purchase Payments, the return of which will not be taxable, and (ii) an amount attributable to investment earnings, the receipt of which will be taxable at ordinary income rates. The relative portions of any particular distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the nature and the timing of that distribution.

Any amounts held under a Non-Qualified Contract that are assigned or pledged as collateral for a loan will also be treated as if withdrawn from the Contract. In addition, upon the transfer of a Non-Qualified Contract by gift (other than to the Owner's spouse), the Owner must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

Any withdrawal of less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, must be treated as a receipt of investment earnings. You may not treat such withdrawals as a non-taxable return of Purchase Payments unless you have first withdrawn the entire amount of the Account Value that is attributable to investment earnings. For purposes of determining whether an Owner has withdrawn the entire amount of the investment earnings under a Non-Qualified Contract, the Code provides that all Non-Qualified deferred annuity contracts issued by the same company (or its affiliates) to the same Owner during any one calendar year must be treated as one annuity contract.

A Payee who receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, will generally be able to treat a portion of each payment as a nontaxable return of Purchase Payments and to treat only the remainder of each such payment as taxable investment earnings. Until the Purchase Payments have been fully recovered in this manner, the nontaxable portion of each payment will be determined by the ratio of (i) the total amount of the Purchase Payments made under the Contract, to (ii) the Payee's expected return under the Contract. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, no further exclusion is allowed and all future distributions will constitute fully taxable ordinary income. If payments are terminated upon the death of the Annuitant or other Payee before the Purchase Payments have been fully recovered, the unrecovered Purchase Payments may be deducted on the final return of the Annuitant or other Payee.

A penalty tax of 10% may also apply to taxable cash withdrawals, including lump-sum payments from Non-Qualified Contracts. This penalty will generally not apply to distributions made after age 59 1/2, to distributions pursuant to the death or disability of the owner, or to distributions that are a part of a series of substantially equal periodic payments made annually under a lifetime annuity, or to distributions under an immediate annuity (as defined above).

Death benefits paid upon the death of a contract owner are not life insurance benefits and will generally be includable in the income of the recipient to the extent they represent investment earnings under the contract. For this purpose, the amount of the "investment in the contract" is not affected by the owner's or annuitant's death, i.e., the investment in the contract must still be determined by reference to the total Purchase Payments (excluding amounts that were deductible by, or excluded from the gross income of, the Owner of a Contract), less any Purchase Payments that were amounts previously received which were not includable in income. Special mandatory distribution rules also apply after the death of the Owner when the beneficiary is not the surviving spouse of the Owner.

If death benefits are distributed in a lump sum, the taxable amount of those benefits will be determined in the same manner as upon a full surrender of the contract. If death benefits are distributed under an annuity option, the taxable amount of those benefits will be determined in the same manner as annuity payments, as described above.

     Distributions and Withdrawals from Qualified Contracts

In most cases, all of the distributions you receive from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will apply to distributions prior to age 59 1/2, except in certain circumstances.

If you receive an eligible rollover distribution from a Qualified Contract (other than from a Contract issued for use with an individual retirement account) and roll over some or all that distribution to another eligible plan, the portion of such distribution that is rolled over will not be includible in your income. However, any eligible rollover distribution will be subject to 20% mandatory withholding as described below. Because the amount of the cash paid to you as an eligible rollover distribution will be reduced by this withholding, you will not be able to roll over the entire account balance under your Contract, unless you use other funds equal to the tax withholding to complete the rollover.


An "eligible rollover distribution" is any distribution to you of all or any portion of the balance to the credit of your account, other than:
-	A distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;

-	Any required minimum distribution, or

-	Any hardship distribution.

Only you or your spouse may elect to roll over a distribution to an eligible retirement plan.

     Withholding

In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from a Contract issued for use with an individual retirement account), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Participant or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, only you or your spouse may elect a direct rollover. In the case of a distribution from (i) a Non-Qualified Contract, (ii) a Qualified Contract issued for use with an individual retirement account, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Participant or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Participant or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

     Investment Diversification and Control


The Treasury Department has issued regulations that prescribe investment diversification requirements for mutual fund series underlying nonqualified variable contracts. All Non-Qualified Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. The owner of a Non-Qualified Contract that does not meet these guidelines will be subject to current taxation on annual increases in value of the Contract. We believe that each Fund complies with these regulations.

The preamble to the 1986 asset diversification regulations stated that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying the contract will preclude the contract from qualifying as an annuity for federal tax purposes. We cannot predict whether such guidelines, if and when they may be promulgated, will be retroactive. We reserve the right to modify the Contract and/or the Variable Account to the extent necessary to comply with any such guidelines, but cannot assure that such modifications would satisfy any retroactive guidelines.


     Tax Treatment of the Company and the Variable Account


As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. Under present law, we will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.


     Qualified Retirement Plans

You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.


In evaluating whether the Contract is suitable for purchase in connection with a tax qualified plan under Section 401(a) of the Code or a tax deferred annuity arrangement under Section 403(b) of the Code, the effect of the Purchase Payment Interest provisions on the plan's compliance with the applicable nondiscrimination requirements should be considered. Violation of the nondiscrimination rules can cause a plan to lose its tax qualified status under the Code and could result in the full taxation of participants on all of their benefits under the plan. Violation of the nondiscrimination rules might also result in a liability for additional benefits being paid to certain plan participants. Employers intending to use the Contract in connection with such plans should seek competent advice.


     Pension and Profit-Sharing Plans


Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Tax Equity and Fiscal Responsibility Act of 1982 eliminated most differences between qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons may therefore use Qualified Contracts as a funding vehicle for their retirement plans, as a general rule.


     Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities.

If the Contracts are to receive tax deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988) may be made only when the Participant attains age 59 1/2, separates from service with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, and (iii) any growth or interest on pre-1989 salary reduction contributions that occurs on or after January 1, 1989. It is permissible, however, to withdraw post-1988 salary reduction contributions (but not the earnings attributable to such contributions) in cases of financial hardship. While the Internal Revenue Service has not issued specific rules defining financial hardship, we expect that to qualify for a hardship distribution, the Participant must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contracts. Under certain circumstances the 10% tax penalty will not apply if the withdrawal is for medical expenses.

Under the terms of a particular Section 403(b) plan, the Participant may be entitled to transfer all or a portion of the Account Value to one or more alternative funding options. Participants should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

     Individual Retirement Accounts

Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, Employer/Association of Employees Established Individual Retirement Account Trusts, and Simple Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. If we sell Contracts for use with IRAs, the Internal Revenue Service or other agency may impose supplementary information requirements. We will provide purchasers of the Contracts for such purposes with any necessary information. You will have the right to revoke the Contract under certain circumstances, as described in the section of this Prospectus entitled "Right to Return."

     Roth IRAs


Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If an individual converts a traditional IRA into a Roth IRA the full amount of the IRA is included in taxable income. The Internal Revenue Service and other agencies may impose special information requirements with respect to Roth IRAs. If and when we make Contracts available for use with Roth IRAs, we will provide any necessary information.


     Status of Optional Death Benefit Riders

Under the Code, IRAs may not invest in life insurance policies. Regulations issued by the Treasury Department provide that death benefits under IRAs do not violate this rule, provided that the death benefit is no more than the greater of the total premiums paid (net of prior withdrawals) or the cash value of the IRA.

In certain circumstances, the death benefit payable under the Contract's Optional Death Benefit Riders may exceed both the total premiums paid (net of prior withdrawals) and the cash value of the Contract.

You should consult a qualified tax adviser before adding any of the Optional Death Benefit Riders to your Contract if it is an IRA.

Puerto Rico Tax Considerations

The Contract offered by this Prospectus is considered an annuity contract under Section 1022 of the Puerto Rico Internal Revenue Code of 1994, as amended (the "1994 Code"). Under the current provisions of the 1994 Code, no income tax is payable on increases in value of accumulation shares of annuity units credited to a variable annuity contract until payments are made to the annuitant or other payee under such contract.


When payments are made from your Contract in the form of an annuity, the annuitant or other payee will be required to include as gross income the lesser of the amount received during the taxable year or the portion of The amount received equal to 3% of the aggregate premiums or other consideration paid for the annuity. The amount, if any, in excess of the included amount is excluded from gross income as a return of premium. After an amount equal to the aggregate premiums or other consideration paid for the annuity has been excluded from gross income, all of the subsequent annuity payments are considered to be taxable income.


When a payment under a Contract is made in a lump sum, the amount of the payment would be included in the gross income of the Annuitant or other Payee to the extent it exceeds the Annuitant's aggregate premiums or other consideration paid.

The provisions of the 1994 Code with respect to qualified retirement plans described in this Prospectus vary significantly from those under the Internal Revenue Code. Although we currently offer the Contract in Puerto Rico in connection with qualified retirement plans, the text of this Prospectus under the heading "Federal Tax Status" dealing with such qualified retirement plans is inapplicable to Puerto Rico and should be disregarded.

For information regarding the income tax consequences of owning a Contract, you should consult a qualified tax adviser.

ADMINISTRATION OF THE CONTRACT

We perform certain administrative functions relating to the Contract, Participant Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Participant Account number and type, the status of each Participant Account and other pertinent information necessary to the administration and operation of the Contract; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts and Certificates; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon, a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 7.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading "Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates."

PERFORMANCE INFORMATION

From time to time the Variable Account may publish reports to shareholders, sales literature and advertisements containing performance information relating to the Sub-Accounts. This information may include standardized and non-standardized "Average Annual Total Return," "Cumulative Growth Rate" and "Compound Growth Rate." We may also advertise "yield" and "effective yield" for some variable options.

Average Annual Total Return measures the net income of the Sub-Account and any realized or unrealized gains or losses of the Fund in which it invests, over the period stated. Average Annual Total Return figures are annualized and represent the average annual percentage change in the value of an investment in a Sub-Account over that period. Standardized Average Annual Total Return information covers the period after the Variable Account was established or, if shorter, the life of the Series. Non-standardized Average Annual Total Return covers the life of each Fund, which may predate the Variable Account. Cumulative Growth Rate represents the cumulative change in the value of an investment in the Sub-Account for the period stated, and is arrived at by calculating the change in the Accumulation Unit Value of a Sub-Account between the first and the last day of the period being measured. The difference is expressed as a percentage of the Accumulation Unit Value at the beginning of the base period. "Compound Growth Rate" is an annualized measure, calculated by applying a formula that determines the level of return which, if earned over the entire period, would produce the cumulative return.


Average Annual Total Return figures assume an initial Purchase Payment of $1,000 and reflect all applicable withdrawal and Contract charges. The Cumulative Growth Rate and Compound Growth Rate figures that we advertise do not reflect withdrawal charges or the Account Fee, although such figures do reflect all recurring charges. Results calculated without withdrawal and/or certain Contract charges will be higher. We may also use other types of rates of return that do not reflect withdrawal and Contract charges.


The performance figures used by the Variable Account are based on the actual historical performance of the underlying Funds for the specified periods, and the figures are not intended to indicate future performance. For periods before the date the Contracts became available, we calculate the performance information for the Sub-Account on a hypothetical basis. To do this, we reflect deductions of the current Contract fees and charges from the historical performance of the corresponding Funds.

Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (7-day period for the available Money Market Sub-Account), expressed as a percentage of the value of the Sub-Account's Accumulation Units. Yield is an annualized figure, which means that we assume that the Sub-Account generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Sub-Account similarly, but include the increase due to assumed compounding. The Money Market Sub-Account's effective yield will be slightly higher than its yield as a result of its compounding effect.

The Variable Account may also from time to time compare its investment performance to various unmanaged indices or other variable annuities and may refer to certain rating and other organizations in its marketing materials. More information on performance and our computations is set forth in the Statement of Additional Information.

The Company may also advertise the ratings and other information assigned to it by independent industry ratings organizations. Some of these organizations are A.M. Best, Moody's Investor's Service, Standard and Poor's Insurance Rating Services, and Fitch. Each year A.M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's rating. These ratings reflect A.M. Best's current opinion of the relevant financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's ratings range from A++ to F. Standard and Poor's and Fitch ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurance company's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Sub-Accounts.

We may also advertise endorsements from organizations, individuals or other parties that recommend the Company or the Contracts. We may occasionally include in advertisements (1) comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets; or (2) discussions of alternative investment vehicles and general economic conditions.

AVAILABLE INFORMATION

The Company and the Variable Account have filed with the SEC registration statements under the Securities Act of 1933 relating to the Contracts. This Prospectus does not contain all of the information contained in the registration statements and their exhibits. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statements and their exhibits.

In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934. We file reports and other information with the SEC to meet these requirements. You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following locations: WASHINGTON, D.C. -- 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; CHICAGO, ILLINOIS -- 500 West Madison Street, Chicago, IL 60661; NEW YORK, NEW YORK -- 7 World Trade Center, 13th Floor, New York, NY 10048. The Washington, D.C. office will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http:// www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC pursuant to Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is incorporated herein by reference. All documents or reports we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering, shall be deemed incorporated by reference into the prospectus.

The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents referred to above which have been incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such documents should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

STATE REGULATION

The Company is subject to the laws of the State of Delaware governing life insurance companies and to regulation by the Commissioner of Insurance of Delaware. An annual statement is filed with the Commissioner of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Commissioner or his agents at any time and a full examination of its operations is conducted at periodic intervals.

The Company is also subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to operate. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with supervisory agencies in each of the fire jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals.

In addition, many states regulate affiliated groups of insurers, such as the Company, Sun Life (Canada) and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved. Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Variable Account. We and our subsidiaries are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to our respective total assets or material with respect to the Variable Account.

ACCOUNTANTS

The financial statements of the Variable Account for the year ended December 31, 2000, and the consolidated financial statements of the Company for the years ended December 31, 2000, 1999 and 1998, both included in the Statement of Additional Information ("SAI") filed in the Company's Registration Statement under the Investment Company Act of 1940, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in the Statement of Additional Information, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Company which are included in the SAI should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Sub-Accounts of the Variable Account.

The financial statements of the Variable Account for the year ended December 31, 2000 are also included in the SAI.

-----------------------------------------------------------

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
Calculation of Performance Data
Advertising and Sales Literature
Calculations
Example of Variable Accumulation Unit Value Calculation
Example of Variable Annuity Unit Calculation
Example of Variable Annuity Payment Calculation
Distribution of the Contracts
Designation and Change of Beneficiary
Custodian
Financial Statements


This Prospectus sets forth information about the Contract and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contract and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated February 14, 2002 which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Assurance Company of Canada (U.S.). To receive a copy, return this request form to the address shown below or telephone (800) 752-7215.


--------------------------------------------------------------------------------
To:	Sun Life Assurance Company of Canada (U.S.)
c/o Retirement Products and Services
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

Please send me a Statement of Additional Information for
Regatta Flex II Variable and Fixed Annuity
Sun Life of Canada (U.S.) Variable Account F.

Name

Address

City                               State                       Zip

Telephone

APPENDIX A

GLOSSARY

The following terms as used in this Prospectus have the indicated meanings:

ACCOUNT or PARTICIPANT ACCOUNT: An account established for each Participant to which Net Purchase Payments are credited.

ACCOUNT VALUE: The Variable Accumulation Value, if any, plus the Fixed Accumulation Value, if any, of your Account for any Valuation Period.


ACCOUNT YEAR and ACCOUNT ANNIVERSARY: Your first Account Year is the period 365 days (366, if a leap year) from the date on which we issued your Contract. Your Account Anniversary is the last day of an Account Year. Each Account Year after the first is the 365-day period that begins on your Account Anniversary. For example, if the Issue Date is on March 12, the first Account Year is determined from the Issue Date and ends on March 12 of the following year. Your Account Anniversary is March 12 and all Account Years after the first are measured from March 12. (If the Anniversary Date falls on a non-Business Day, the previous Business Day will be used.)

ACCUMULATION PHASE: The period before the Annuity Commencement Date and during the lifetime of the Annuitant (and while the Owner is alive) during which you make Purchase Payments under the Contract. This is called the "Accumulation Period" in the Contract.


ADJUSTED PURCHASE PAYMENTS: Purchase Payments adjusted for partial withdrawals as described in "Calculating the Death Benefit."

*ANNUITANT: The person or persons to whom the first annuity payment is made. If either Annuitant dies prior to the Annuity Commencement Date, the surviving Annuitant will become the sole Annuitant.

ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under each Contract is to be made.

ANNUITY OPTION: The method you choose for making annuity payments.

ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity payment from the Variable

Account.

APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for participation under a Group Contract or purchase of an Individual Contract.

*BENEFICIARY: Prior to the Annuity Commencement Date, the person or entity having the right to receive the death benefit and, for Non-Qualified Contracts, who, in the event of the Participant's death, is the "designated beneficiary" for purposes of Section 72(s) of the Internal Revenue Code. After the Annuity Commencement Date, the person or entity having the right to receive any payments due under the Annuity Option elected, if applicable, upon the death of the Payee.

BUSINESS DAY: Any day the New York Stock Exchange is open for trading. Also, any day on which we make a determination of the value of a Variable Accumulation Unit.

CERTIFICATE: The document for each Participant which evidences the coverage of the Participant under a Group Contract.


COMPANY ("WE," "US," "SUN LIFE"): Sun Life Assurance Company of Canada (U.S.).


CONTRACT: Any Individual Contract, Group Contract, or Certificate issued under a Group Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

COVERED PERSON: The person(s) identified as such in the Contract whose death will trigger the death benefit provisions of the Contract and whose medically necessary stay in a hospital or nursing facility may allow the Participant to be eligible for a waiver of the withdrawal charge. Unless otherwise noted, the Participant/Owner is the Covered Person.

DEATH BENEFIT DATE: If you have elected a death benefit payment option before the Covered Person's death that remains in effect, the date on which we receive Due Proof of Death. If your Beneficiary elects the death benefit payment option, the later of (a) the date on which we receive the Beneficiary's election and (b) the date on which we receive Due Proof of Death. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until such time as a written election is received by the Company or a distribution is required by law.

DUE PROOF OF DEATH: An original certified copy of an official death certificate, an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other information or documentation required by the Company that is necessary to make payment (e.g. taxpayer identification numbers, beneficiary names and addresses, state inheritance tax waivers, etc.).

FIXED ACCOUNT: The general account of the Company, consisting of all assets of the Company other than those allocated to a separate account of the Company.

FIXED ACCOUNT VALUE: The value of that portion of your Account allocated to the Fixed Account.

FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

FUND: A registered management investment company, or series thereof, in which assets of a Sub-Account may be invested.

GROUP CONTRACT: A Contract issued by the Company on a group basis.

GUARANTEE AMOUNT: Each separate allocation of Account Value to a particular Guarantee Period (including interest earned thereon).

GUARANTEE PERIOD: The period for which a Guaranteed Interest Rate is credited.

GUARANTEED INTEREST RATE: The rate of interest we credit on a compound annual basis during any Guarantee Period.

INCOME PHASE: The period on and after the Annuity Commencement Date and during the lifetime of the Annuitant during which we make annuity payments under the Contract.

INDIVIDUAL CONTRACT: A Contract issued by the Company on an individual basis.

ISSUE DATE: The date the Contract becomes effective which is the date we apply your initial Net Purchase Payment to your Account and issue your Contract. This is called the "Date of Coverage" in the Contract.

NET INVESTMENT FACTOR: An index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one.

NET PURCHASE PAYMENT (NET PAYMENTS): The portion of a Purchase Payment which remains after the deduction of any applicable premium tax or similar tax. This term is also used as described under "Calculating the Death Benefit."

NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code. The Participant's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

OPEN DATE: The date your Application is received by the Company in good order.

*OWNER: The person, persons or entity entitled to the ownership rights stated in a Group Contract and in whose name or names the Group Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c), Section 408(k), Section 408(p) or Section 408A of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term "Owner," as used herein, shall refer to the organization entering into the Group Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

*PARTICIPANT: In the case of an Individual Contract, the owner of the Contract. In the case of a Group Contract, the person named in the Contract who is entitled to exercise all rights and privileges of ownership under the Contract, except as reserved by the Owner. If there are two Participants, the death benefit is paid upon the death of either Participant.

PAYEE: A recipient of payments under a Contract. The term includes an Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Participant, or on the Annuity Commencement Date.

PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by a Contract.

QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

RENEWAL DATE: The last day of a Guarantee Period.

SERIES FUND: MFS/Sun Life Series Trust.

SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific Fund.

SURRENDER VALUE: The amount payable on full surrender of your Contract.

VALUATION PERIOD: The period of time from one determination of Variable Accumulation Unit or Annuity Unit values to the next subsequent determination of these values. Value determinations are made as of the close of the New York Stock Exchange on each day that the Exchange is open for trading.

VARIABLE ACCOUNT: Variable Account F of the Company, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of Variable Account Value.

VARIABLE ACCOUNT VALUE: The value of that portion of your Account allocated to the Variable Account.

VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of the Variable Account.

YOU and YOUR: The terms "you" and "your" refer to "Owner," "Participant," and/or "Covered Person" as those terms are identified in the Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

APPENDIX B

WITHDRAWALS, WITHDRAWAL CHARGES AND THE MARKET VALUE ADJUSTMENT

Part 1: Variable Account (the Market Value Adjustment does not apply to the Variable Account)

Withdrawal Charge Calculation:

Full Withdrawal:

Assume a Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made and there are no partial withdrawals. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Account, based on hypothetical Account Values.
				Payment
		Hypothetical	Free	Subject to	Withdrawal	Withdrawal
	Account	Account	Withdrawal	Withdrawal	Charge	Charge
	Year	Value	Amount	Charge	Percentage	Amount
(a)	1	$41,000	$ 4,000	$37,000	8.00%	$2,960
	2	$44,200	$ 4,000	$40,000	8.00%	$3,200
(b)	3	$47,700	$ 4,000	$40,000	7.00%	$2,800
	4	$51,500	$ 4,000	$40,000	6.00%	$2,400
(c)	5	$55,600	$55,600	$ 0	0.00%	$ 0
	6	$60,000	$60,000	$ 0	0.00%	$ 0
(a)

The free withdrawal amount in any year is equal to 10% of all of the Purchase Payments you have made. In Account Year 1, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $37,000, which equals the Account Value of $41,000 minus the free withdrawal amount of $4,000.

(b)

In Account Year 3, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The Account Value minus the free withdrawal amount is $47,700 minus $4,000, which equals $43,700; however, the amount subject to a withdrawal charge is capped at the amount of your unliquidated Purchase Payments. Therefore, the amount subject to a withdrawal charge is $40,000, which is the amount of your unliquidated Purchase Payments.

(c)	In Account Year 5, you have passed your fourth Account Anniversary, so no withdrawal charges apply to any withdrawals you make.

Partial Withdrawal:


Assume a single Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made, no partial withdrawals have been taken prior to the fourth Account Year, and there is a series of four partial withdrawals made during the fourth Account Year of $3,000, $8,000, $12,000, and $22,000.

								Remaining
		Hypothetical	Free	Amount of				Free
		Account	Withdrawal	Withdrawal			Withdrawal		Hypothetical
		Value	Amount		Subject to	Withdrawal	Withdrawal	Amount	Account
	Account	Before	Before	Amount of	Withdrawal	Charge	Charge	After	Value after
	Year	Withdrawal	Withdrawal	Withdrawal	Charge	Percentage	Amount	Withdrawal	Withdrawal

	1	$41,000	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$41,000
	2	$44,200	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$44,200
	3	$47,700	$4,000	$ 0	$ 0	7.00%	$ 0	$4,000	$47,700
(a)	4	$48,200	$4,000	$ 3,000	$ 0	6.00%	$ 0	$1,000	$45,200
(b)	4	$46,000	$1,000	$ 8,000	$ 7,000	6.00%	$ 420	$ 0	$38,000
(c)	4	$38,250	$ 0	$12,000	$12,000	6.00%	$ 720	$ 0	$26,250
(d)	4	$26,650	$ 0	$22,000	$21,000	6.00%	$1,260	$ 0	$ 4,650

	Totals			$45,000	$40,000	6.00%	$2,400	$ 0	$ 4,650

(a)

In Account Year 4, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The partial withdrawal amount of $3,000 is less than the free withdrawal amount, so there is no withdrawal charge.

(b)

Since a partial withdrawal of $3,000 was taken, the remaining free withdrawal amount in Account Year 4 is $4,000 - $3,000 = $1,000. Therefore, $1,000 of the $8,000 withdrawal is not subject to a withdrawal charge, and $7,000 is subject to a withdrawal charge. Of the $11,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $7,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $33,000.

(c)

Since $4,000 of the two prior Account Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Account year 4 is $4,000 - $4,000 = $0. Therefore, the entire $12,000 withdrawal is subject to a withdrawal charge. Of the $23,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $19,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $21,000.

(d)

Since $4,000 of the three prior Account Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Account Year 4 is $4,000 - $4,000 = $0. The amount of unliquidated Purchase Payments remaining before this withdrawal is $21,000. Therefore, $21,000 of the $22,000 withdrawal is taken from Purchase Payments and is subject to a withdrawal charge, and $1,000 of the withdrawal is taken from earnings and is not subject to a withdrawal charge. Of the $45,000 withdrawn to date, $4,000 has been from the free withdrawal amount, $40,000 has been from Purchase Payments, and $1,000 has been from earnings. The amount of unliquidated Purchase Payments is now equal to $0. Note that if the $4,650 remaining balance was withdrawn, it would all be from earnings and not subject to a withdrawal charge. The total Account Year 4 withdrawal charges would then be $2,400, which is the same amount that was assessed for a full liquidation in Account Year 4 in the example on the previous page.

PART 2 -- Fixed Account -- Examples of the Market Value Adjustment ("MVA")

     The MVA Factor is:

                                       N/12

                          1 + I

                      (  --------  )        -1

                        1 + J + b

     These examples assume the following:
(1)	The Guarantee Amount was allocated to a 5-year Guarantee Period with a Guaranteed Interest Rate of 6% or .06.

(2)	The date of surrender is 2 years from the Expiration Date (N = 24).

(3)	The value of the Guarantee Amount on the date of surrender is $11,910.16.

(4)	The interest earned in the current Account Year is $674.16.

(5)	No transfers or partial withdrawals affecting this Guarantee Amount have been made.

(6)	Withdrawal charges, if any, are calculated in the same manner as shown in the examples in Part 1.

Example of a Negative MVA:

Assume that on the date of surrender, the current rate (J) is 8% or .08 and the b factor is zero.

                                                            N/12

                                              1 + I

    The MVA factor =     (    --------  )         -1

                                           1 + J + b

                                                          24/12

                                          1 + .06

                               =     (    ---------   )         -1

                                          1 + .08

                                                  2

                               =     (.981)              -1

                                                          24/12

                                          1 + .06

                               =     (    ---------   )         -1

                                          1 + .08

                               =     .963 -1

                               =  -  .037

The value of the Guarantee Amount less interest credited to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA:

          ($11,910.16 - $674.16) X (-.037) = -$415.73

-$415.73 represents the MVA that will be deducted from the value of the Guarantee Amount before the deduction of any withdrawal charge.

For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X (-.037) = -$49.06. -$49.06 represents the MVA that will be deducted from the partial withdrawal amount before the deduction of any withdrawal charge.

Example of a Positive MVA:

Assume that on the date of surrender, the current rate (J) is 5% or .05 and the b factor is zero.

                                                           N/12

                                             1 + I

    The MVA factor =     (    --------  )         -1

                                          1 + J + b

                                                           24/12

                                           1 + .06

                               =     (    --------  )         -1

                                            1 + .05

                                                      2

                                =     (1.010)               -1

                                =     1.019 -1

                                =     .019

The value of the Guarantee Amount less interested credit to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA:

          ($11,910.16 - $674.16) X .019 = $213.48

$213.48 represents the MVA that would be added to the value of the Guarantee Amount before the deduction of any withdrawal charge.

For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X .019 = $25.19.

$25.19 represents the MVA that would be added to the value of the partial withdrawal amount before the deduction of any withdrawal charge.

APPENDIX C

CALCULATION OF BASIC DEATH BENEFIT

Example 1:

Assume a Purchase Payment of $60,000.00 is made on the Issue Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts, that no Withdrawals are made and that the Account Value on the Death Benefit Date is $80,000.00. The calculation of the Death Benefit to be paid is as follows:
The Basic Death Benefit is the greatest of:
Account Value	=	$ 80,000.00
Cash Surrender Value*	=	$ 76,500.00
Purchase Payments	=	$100,000.00
The Basic Death Benefit would therefore be:		$100,000.00

Example 2:

Assume a Purchase Payment of $60,000.00 is made on the Issue Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $80,000.00 just prior to a $20,000.00 withdrawal. The Account Value on the Death Benefit Date is $60,000.00.

The Basic Death Benefit is the greatest of:
Account Value	=	$ 60,000.00
Cash Surrender Value*	=	$ 57,000.00
Adjusted Purchase Payments**	=	$ 75,000.00
The Basic Death Benefit would therefore be:		$ 75,000.00

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."


**Adjusted Purchase Payments can be calculated as follows:

Payments x (Account Value after withdrawal Divided By Account Value before withdrawal) $100,000.00 x ($60,000.00 Divided By $80,000.00)


APPENDIX D

CALCULATION OF 5% PREMIUM ROLL-UP OPTIONAL DEATH BENEFIT

Example 1:


Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested in the Sub-Accounts. No withdrawals are made. The Owner dies in the eighth Account Year. The Account Value on the Death Benefit Date is $135,000, and the value of the Purchase Payments accumulated at 5% until the Death Benefit Date is $140,000. The calculation of the death benefit to be paid is as follows:

The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
5% Premium Roll-Up Value *	=	$140,000
The Death Benefit Amount would therefore	=	$140,000

* The 5% Premium Roll-Up Value is capped at 2 times the Adjusted Purchase Payments. Therefore, the cap = 2 x $100,000 = $200,000.

Example 2:

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $150,000 just prior to a $30,000 withdrawal. The Account Value on the Death Benefit Date is $90,000. The calculation of the death benefit to be paid is as follows:

The Death Benefit Amount will be the greatest of:
Account Value	=	$90,000
Cash Surrender Value	=	$90,000
Total of Adjusted Purchase Payments*	=	$ 80,000
5% Premium Roll-Up Value**	=	$112,000
The Death Benefit Amount would therefore	=	$112,000


* Adjusted Purchase Payments can be calculated as follows:

Purchase Payments x (Account Value after withdrawal / Account Value before withdrawal) = $100,000 x ($120,000 / $150,000) = $80,000

** The 5% Premium Roll-Up Value is capped at 2 times the Adjusted Purchase Payments. Therefore, the cap = 2 x $80,000 = $160,000.

APPENDIX E

CALCULATION OF EARNINGS ENHANCEMENT PREMIER OPTIONAL DEATH BENEFIT

Example 1:


Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $135,000. In addition, this Contract was issued prior to the owner's 70th birthday. Assume death occurs in Account Year 7. The calculation of the Death Benefit to be paid is as follows:
The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value*	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
The Death Benefit Amount would therefore	=	$135,000

-- PLUS --
The EEB amount, calculated as follows:
Account Value minus Adjusted Purchase Payments	=	$ 35,000
45% of the above amount	=	$ 15,750
Cap of 100% of Adjusted Purchase Payments	=	$ 100,000
The lesser of the above two amounts = the EEB Premier amount	=	$ 15,750

The total Death Benefit would be the amount paid on the Basic Death Benefit plus the EEB Premier amount = $135,000 + $15,750 = $150,750.


Example 2:

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts and that the Account Value is $135,000 just prior to a $20,000 withdrawal. The Account Value on the Death Benefit Date is $115,000. In addition, this Contract was issued prior to the owner's 70th birthday.
The Death Benefit Amount will be the greatest of:
Account Value	=	$115,000
Cash Surrender Value*	=	$115,000
Total of Adjusted Purchase Payments**	=	$ 85,185
The Death Benefit Amount would therefore	=	$115,000

-- PLUS --


The EEB amount, calculated as follows:
Account Value minus Adjusted Purchase Payments	=	$ 29,815
45% of the above amount	=	$ 13,417
Cap of 100% of Adjusted Purchase Payments	=	$ 85,185
The lesser of the above two amounts = the EEB Premier amount	=	$ 13,417


The total Death Benefit would be the amount paid on the Basic Death Benefit plus the EEB Premier amount = $115,000 + $13,417 = $128,417.

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."

** Adjusted Purchase Payments can be calculated as follows:

Payments x (Account Value after withdrawal/Account Value before withdrawal) = $100,000 x ($115,000 Divided By $135,000) = $85,185

APPENDIX F

CALCULATION OF EARNINGS ENHANCEMENT PREMIER PLUS OPTIONAL DEATH BENEFIT

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $135,000. In addition, this Contract was issued prior to the owner's 70th birthday. Assume death occurs in Account Year 7. The calculation of the Death Benefit to be paid is as follows:
The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value*	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
The Death Benefit Amount would therefore	=	$135,000

--PLUS --

The EEB Premier Plus amount, calculated as follows:
Account Value minus Adjusted Purchase Payments	=	$ 35,000
75% of the above amount	=	$ 26,250
Cap of 150% of Adjusted Purchase Payments	=	$150,000
The lesser of the above two amounts = the EEB Premier Plus amount	=	$ 26,250

The total Death Benefit would be the amount paid on the Basic Death Benefit plus the EEB Premier Plus amount = $135,000 + $26,250 = $161,250.


*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."

APPENDIX G

CALCULATION OF EARNINGS ENHANCEMENT PREMIER WITH MAV OPTIONAL DEATH BENEFIT

Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $135,000. The Maximum Anniversary Value on the Death Benefit Date is $140,000. Assume death occurs in Account Year 7. In addition, this Contract was issued prior to the owner's 70th birthday. The calculation of the Death Benefit to be paid is as follows:
The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value*	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
Maximum Anniversary Value	=	$140,000
The Death Benefit Amount would therefore	=	$140,000

--PLUS--
The EEB Premier with MAV amount, calculated as follows:
Account Value before EEB minus
Adjusted Purchase Payments	=	$ 35,000
45% of the above amount	=	$ 15,750
Cap of 100% of Adjusted Purchase Payments	=	$100,000
The lesser of the above two amounts = the EEB Premier with MAV amount	=	$ 15,750

The total Death Benefit would be the amount paid on the Maximum Anniversary Rider plus the EEB Premier with MAV amount = $140,000 + $15,750 = $155,750.

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."

APPENDIX H

CALCULATION OF EARNINGS ENHANCEMENT PREMIER WITH 5% ROLL-UP OPTIONAL DEATH BENEFIT


Assume a Purchase Payment of $60,000 is made on the Issue Date, and an additional Purchase Payment of $40,000 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $135,000. The value of the Purchase Payments accumulated at 5% until the Death Benefit Date is $140,000. In addition, this Contract was issued prior to the owner's 70th birthday. Assume death occurs in Account Year 8. The calculation of the Death Benefit to be paid is as follows:

The Death Benefit Amount will be the greatest of:
Account Value	=	$135,000
Cash Surrender Value*	=	$135,000
Total of Adjusted Purchase Payments	=	$100,000
5% Premium Roll-up Value	=	$140,000
The Death Benefit Amount would therefore	=	$140,000

--PLUS--
The EEB Premier amount, calculated as follows:
Account Value before EEB minus
Adjusted Purchase Payments	=	$ 35,000
45% of the above amount	=	$ 15,750
Cap of 100% of Adjusted Purchase Payments	=	$100,000
The lesser of the above two amounts = the EEB Premier amount	=	$ 15,750

The total Death Benefit would be the amount paid on the 5% Roll-Up Rider plus the EEB Premier amount = $140,000 + $15,750 = $155,750.

*Cash Surrender Value is the amount we would pay you if you surrendered your entire Account Value. For a description of how Cash Surrender Value is calculated, see "Full Withdrawals" under the subheading "Cash Withdrawals."

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
C/O RETIREMENT PRODUCTS AND SERVICES
P.O. BOX 9133
WELLESLEY HILLS, MASSACHUSETTS 02481

TELEPHONE:
Toll Free (800) 752-7215

GENERAL DISTRIBUTOR
Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

AUDITORS
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

FLEX II 2/02

PART B


February 14, 2002


MFS REGATTA FLEX II

VARIABLE AND FIXED ANNUITY

STATEMENT OF ADDITIONAL INFORMATION

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

TABLE OF CONTENTS

Calculation of Performance Data
Tax Deferral Accumulation
Advertising and Sales Literature
Calculations
Example of Variable Accumulation Unit Value Calculation
Example of Variable Annuity Unit Calculation
Example of Variable Annuity Payment Calculation
Distribution of the Contracts
Designation and Change of Beneficiary
Custodian
Financial Statements

The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of the MFS Regatta Flex II Variable and Fixed Annuity Contract (the "Contract") issued by Sun Life Assurance Company of Canada (U.S.) (the "Company") in connection with Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") which is not included in the Prospectus dated February 14, 2002. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Assurance Company of Canada (U.S.), c/o Retirement Products and Services, P.O. Box 9133, Wellesley Hills, Massachusetts 02481, or by telephoning (800) 752-7215.


The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.

-------------------------------------------------------------------------------------------------------------------------------------

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

CALCULATION OF PERFORMANCE DATA

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

The Securities and Exchange Commission defines "standardized" total return information to mean Average Annual Total Return, based on a hypothetical initial purchase payment of $1,000 and calculated in accordance with the formula set forth after the table, but presented only for periods subsequent to the date the sub-account was first offered by the separate account.


The table below shows, for various Sub-Accounts of the Variable Account, the Average Annual Total Return for the stated periods (or shorter period indicated in the table), based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the SEC formula. The calculation assumes that you are age 76 or older on the Open Date and you have selected the EEB Premier Plus optional death benefit rider for total maximum insurance charges of 2.05% of the average daily net assets in your Variable Account. If you are age 75 or younger on the Open Date or if you select the Basic Death Benefit or a less expensive optional death benefit rider, your insurance charges would be less than 2.05% and the Average Annual Total Return would be more favorable. For purposes of determining these investment results, the actual investment performance of each Sub-Account is reflected from the date the Sub-Account commenced investment operations in the Variable Account (the "SEC Inception Date"). No information is shown for Sub-Accounts that had not commenced operations as of December 31, 2000.


STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

PERIOD ENDING DECEMBER 31, 2000

	SEC
	Inception	1 YR	5 YR	10 YR	Life
Fund Name	Date	Load	Load	Load	Load

Bond - S Class	05/05/1998	-0.34			0.44
Capital Appreciation - S Class	11/30/1989	-19.83	14.86	15.79	12.73
Capital Opportunities - S Class	06/03/1996	-13.94			19.22
Emerging Growth - S Class	05/01/1995	-26.72	19.17		21.41
Emerging Markets Equity - S Class	06/05/1996	-30			-4.56
Global Asset Allocation - S Class	11/07/1994	-11.64	6.94		8.61
Global Governments - S Class	11/30/1989	-8.4	0.25	3.09	3.96
Global Growth - S Class	11/16/1993	-21.37	13.89		12.45
Global Telecommunications - S Class	08/31/2000				-39.13
Global Total Return - S Class	11/07/1994	-7.48	8.49		9.31
Government Securities - S Class	11/30/1989	1.34	3.05	4.74	4.81
High Yield - S Class	11/30/1989	-15.66	2.29	8.59	5.79
International Growth - S Class	06/03/1996	-16.58			1.92
International Investors Trust - S Class	10/02/1995	-11.7	6.5		6.28
Managed Sectors - S Class	11/30/1989	-28.29	16.6	16.12	12.85
Massachusetts Investors Growth Stock - S Class	05/05/1998	-15.07			12.68
Massachusetts Investors Trust - S Class	10/31/1991	-9.47	14.21		12.51
Mid Cap Growth - S Class	08/31/2000				-16.62
Money Market - S Class	11/30/1989	-4.21	2.47	2.01	2.31
New Discovery - S Class	05/05/1998	-9.22			17.24
Research - S Class	11/07/1994	-13.27	14.23		16.59
Research Growth and Income - S Class	05/12/1997	-6.78			7.68
Research International - S Class	05/05/1998	-16.72			6.56
Strategic Growth - S Class	11/01/1999	-18.55			-1.01
Strategic Income - S Class	05/06/1998	-6.96			-2.16
Technology - S Class	06/16/2000				-21.85
Total Return - S Class	11/30/1989	5.85	10.49	10.45	9.44
Utilities - S Class	11/16/1993	-3.29	18.45		15.46
Value - S Class	05/05/1998	18.99			10.25


The length of the period and the last day of each period used in the above table are set out in the table heading and in the footnotes above. The Average Annual Total Return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, in accordance with the following formula:

n

P(l + T) = ERV
Where:	P =	a hypothetical initial Purchase Payment of $1,000
	T =	Average annual total return for the period
	n =	Number of years
	ERV =	Redeemable value (as of the end of the period) of a hypothetical $1,000 Purchase Payment made at the beginning of the 1-year, 5-year, or 10-year period (or fractional portion thereof)

The formula assumes that: 1) all recurring fees have been deducted from the Participant's Account; 2) all applicable non-recurring Contract charges are deducted at the end of the period, and 3) there will be a full surrender at the end of the period.

The $50 annual Account Fee will be allocated among the Sub-Accounts so that each Sub-Account's allocated portion of the Account Fee is proportional to the percentage of the number of Individual Contracts and Certificates that have amounts allocated to that Sub-Account. Because the impact of the Account Fee on a particular Contract may differ from those assumed in the computation due to differences between actual allocations and the assumed ones, the total return that would have been experienced by an actual Contract over these same time periods may have been different from that shown above.

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN


The table below shows, for various Sub-Accounts of the Variable Account, the Non-Standardized Average Annual Total Return for the stated periods , based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the formula set out under "Standardized Average Annual Total Return." The calculation assumes that you are age 76 or older on the Open Date and you have selected the EEB Premier Plus optional death benefit rider for total maximum insurance charges of 2.05% of the average daily net assets in your Variable Account. If you are age 75 or younger on the Open Date or if you select the Basic Death Benefit or a less expensive optional death benefit rider, your insurance charges would be less than 2.05% and the Average Annual Total Return would be more favorable. For purposes of determining these investment results, the actual investment performance of each Fund is reflected from the date such Fund commenced operations ("Inception Date").


NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

PERIOD ENDING DECEMBER 31, 2000

Fund Name	Inception	1 YR	5 YR	10 YR	Life
	Date	NAV	NAV	NAV	NAV

Bond - S Class	5/5/98	7.74			3.26
Capital Appreciation - S Class	8/13/85	-13.45	15.05	15.93	13.84
Capital Opportunities - S Class	6/3/96	-7.05			19.43
Emerging Growth - S Class	5/1/95	-20.94	19.37		21.58
Emerging Markets Equity - S Class	6/5/96	-24.51			-4.25
Global Asset Allocation - S Class	11/7/94	-4.54	7.17		8.85
Global Governments - S Class	5/16/88	-1.02	0.52	3.32	4.26
Global Growth - S Class	11/16/93	-15.12	14.11		12.68
Global Telecommunications - S Class	8/31/00				-34.42
Global Total Return - S Class	11/7/94	-0.03	8.72		9.55
Government Securities - S Class	8/12/85	9.56	3.32	4.96	5.79
High Yield - S Class	8/13/85	-8.91	2.53	8.74	5.85
International Growth - S Class	6/3/96	-9.92			2.22
International Investors Trust - S Class	10/2/95	-4.61	6.75		6.56
Managed Sectors - S Class	5/27/88	-22.64	16.79	16.26	14.96
Massachusetts Investors Growth Stock - S Class	5/5/98	-8.27			15.07
Massachusetts Investors Trust - S Class	12/5/86	-2.19	14.4	14.04	11.6
Mid Cap Growth - S Class	8/31/00				-9.96
Money Market - S Class	8/29/85	3.53	2.73	2.27	3.08
New Discovery - S Class	5/5/98	-1.92			19.51
Research - S Class	11/7/94	-6.32	14.43		16.78
Research Growth and Income - S Class	5/12/97	0.74			9.27
Research International - S Class	5/5/98	-10.06			9.18
Strategic Growth - S Class	11/1/99	-12.05			6.08
Strategic Income - S Class	5/6/98	0.54			0.58
Technology - S Class	6/16/00				-15.64
Total Return - S Class	5/16/88	14.12	10.72	10.63	9.92
Utilities - S Class	11/16/93	4.53	18.64		15.68
Value - S Class	5/5/98	27.27			12.75


The Variable Account may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and sports. Such results may be computed on a "cumulative" and/or "annualized" basis.

"Cumulative" quotations are arrived at by calculating the change in the Accumulation Unit value of a Sub-Account between the first and last day of the base period being measured, and expressing the difference as a percentage of the Accumulation Unit value at the beginning of the base period.

"Annualized" quotations are calculated by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

DUFF & PHELPS CREDIT RATING Company's Insurance Company Claims Paying Ability Rating is an independent evaluation by a nationally accredited rating organization of an insurance company's ability to meet its future obligations under the contracts and products it sells. The rating takes into account both quantitative and qualitative factors.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

STANDARD & POOR's insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and "style box" matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

In its advertisements and other sales literature for the Variable Account and the Funds, the Company may illustrate the advantages of the Contracts in a number of ways:

DOLLAR-COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

THE COMPANY'S OR THE FUNDS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.

THE COMPANY'S ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Duff & Phelps and A.M. Best Company above); it may refer to its assets; and it may discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria. For example, at December 31, 1998 the Company was the 36th largest U.S. life insurance company based upon overall assets.

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how 3 different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. The third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.
	10 YEARS	20 YEARS	30 YEARS

Non-Tax-Deferred Account	$16,856	$28,413	$ 47,893

Tax-Deferred Account	$21,589	$46,610	$100,627

Tax-Deferred Account After Paying Taxes	$17,765	$34,528	$ 70,720

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE CONTRACT OR ANY OF THE INVESTMENT OPTIONS THEREUNDER. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59 1/2, A 10% FEDERAL PENALTY TAX.

TAX-DEFERRED ACCUMULATION

In general, individuals who own annuity contracts are not taxed on increases in the value of their annuity contracts until some form of distribution is made under the contract. As a result, the annuity contract would benefit from tax deferral during the contract's accumulation phase; this would have the effect of permitting an investment in an annuity contract to grow more rapidly that a comparable investment under which increases in value are taxed on a current basis.

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Variable Account's investment returns. We may illustrate these effects in charts or graphs and from time to time may include comparisons of returns under the Contract or in general on a tax-deferred basis, with the returns on a taxable basis. Different tax rates may be assumed. Any such illustrative chart or graph would show accumulations on an initial investment or Purchase Payment, assuming a given amount (including the applicable interest credit), hypothetical gross annual returns compounded annually, and a stated rate of return. The values shown for the taxable investment would not include any deduction for management fees or other expenses, but would assume the annual deduction of federal and state taxes from investment returns. The values shown for the Contract in a chart would reflect the deduction of Contract expenses, such as the mortality and expense risk charge, the 0.15% administrative charge, and the $50 annual Account Fee. In addition, the values shown would assume that the Participant has not surrendered his or her Contract or made any partial surrenders until the end of the period shown. The chart would assume a full surrender at the end of the period shown and the payment of federal and state taxes, at a rate of not more than 33%, on the amount in excess of the Purchase Payments.

In developing illustrative tax-deferral charts, we will observe these general principles:
o	The assumed rate of earnings will be realistic.
o	The illustrative chart will accurately depict the effect of allfees and charges or provide a narrative that prominently discloses all fees and charges under the Contract.
o	Charts comparing accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender.
o	A narrative accompanying the chart will prominently disclose that there may be a 10% tax penalty on a surrender by a Participant who has not reached age 59 1/2 at the time of surrender.

The rates of return illustrated in any chart would be hypothetical and are not an estimate or guaranty of performance. Actual tax returns may vary among Participants.

CALCULATIONS

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go "ex-dividend" during the current Valuation Period. $18.38 divided by $18.32 is 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00005675 (the daily equivalent of the current maximum charge of 2.05% on an annual basis) gives a net investment factor of 1.00321836. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6114413 (14.5645672 X 1.00321836).

EXAMPLE OF VARIABLE ANNUITY UNIT CALCULATION

Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been 12.3456789. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.3846153 (12.3456789 X 1.00323787 (the Net Investment Factor (based on the daily equivalent of maximum annuity phase charge of 1.45% on an annual basis) X 0.99991902). 0.99991902 is the factor, for a one day Valuation Period, that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATION

Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.3846153. The first variable annuity payment would be $865.57 (8,765.4321 X 14.5645672 X 6.78 divided by 1,000). The number of annuity units credited would be 70.1112 ($865.57 divided by 12.3456789) and the second variable annuity payment would be $868.30 (70.1112 X 12.3846153).

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company. Clarendon is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company and its wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, and variable life insurance contracts issued by the Company.


Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 7.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. The Company reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions will not be paid with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contract, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading "Waivers; Reduced Charges; Special Guaranteed Interest Rates."


DESIGNATION AND CHANGE OF BENEFICIARY

The Beneficiary designation in the Application will remain in effect until changed.

Subject to the rights of an irrevocably designated Beneficiary, you may change or revoke the designation of Beneficiary by filing the change or revocation with us in the form we require. The change or revocation will not be binding on us until we receive it. When we receive it, the change or revocation will be effective as of the date on which it was signed, but the change or revocation will be without prejudice to us on account of any payment we make or any action we take before receiving the change or revocation.

Please refer to the terms of your particular retirement plan and any applicable legislation for any restrictions on the beneficiary designation.

CUSTODIAN

We are the Custodian of the assets of the Variable Account. We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

FINANCIAL STATEMENTS

The Financial Statements of Sun Life Assurance Company of Canada (U.S.), and Sun Life of Canada (U.S.) Variable Account F for the year ended December 31, 2000 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF INCOME

(in millions)

For the years ended December 31, 2000, 1999 and 1998
	2000	1999	1998
Revenues

Premiums and annuity considerations	$ 44.8	$ 45.1	$ 203.3
Net investment income	287.7	365.0	455.9
Net realized investment gains (losses)	(19.9)	2.3	8.4
Fee and other income	297.8	217.5	179.1

Total revenues	610.4	629.9	846.7

Benefits and expenses
Policyowner benefits	338.3	334.9	588.1
Other operating expenses	164.9	101.1	100.0
Amortization of deferred policy acquisition costs	123.8	67.8	88.8

Total benefits and expenses	627.0	503.8	776.9

Income (loss) from operations	(16.6)	126.1	69.8

Interest expense	44.7	43.3	44.9

Income (loss) before income tax expense and
discontinued operations	(61.3)	82.8	24.9

Income tax expense (benefit):
Federal	(61.7)	28.8	10.9
State	(2.1)	0.3	(0.1)

Income tax expense (benefit)	(63.8)	29.1	10.8

Net income from continuing operations	2.5	53.7	14.1

Net loss on disposal of subsidiaries, after tax	-	(12.3)	-

Discontinued operations	-	1.0	0.1

Net income	$ 2.5	$ 42.4	$ 14.2

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED BALANCE SHEETS

(in millions except per share data)

December 31, 2000 and 1999
ASSETS	2000	1999
Investments
Available-for-sale fixed maturities at fair value (amortized cost
of $2,454.5 and $2,685.4 in 2000 and 1999, respectively)	$ 2,501.4	$ 2,677.3
Trading fixed maturities at fair value (amortized cost of $635.5 and
$1.0 in 2000 and 1999, respectively)	648.2	1.0
Held-to-maturity fixed maturities at amortized cost	600.0	-
Short-term investments	112.1	177.2
Mortgage loans	846.4	931.4
Real estate	77.7	95.1
Policy loans	41.5	40.7
Other invested assets	74.6	67.9

Total investments	4,901.9	3,990.6

Cash and cash equivalents	390.0	550.3
Accrued investment income	64.9	50.5
Deferred policy acquisition costs	762.0	686.3
Outstanding premiums	3.0	2.7
Other assets	61.7	81.2
Separate account assets	17,874.2	16,123.3

Total assets	$ 24,057.7	$ 21,484.9

LIABILITIES

Future contract and policy benefits	$ 714.7	$ 729.3
Contractholder deposit funds and other policy liabilities	3,313.0	3,144.8
Unearned revenue	4.5	7.1
Accrued expenses and taxes	52.7	98.8
Deferred federal income taxes	41.4	77.7
Long-term debt payable to affiliates	565.0	565.0
Partnership Capital Securities	607.8	-
Other liabilities	123.2	67.7
Separate account liabilities	17,874.2	16,123.3

Total liabilities	23,296.5	20,813.7

Commitments and contingencies - Note 15

STOCKHOLDER'S EQUITY

Common stock, $1,000 par value - 10,000 shares authorized; 6,437 and
5,900 shares issued and outstanding in 2000 and 1999, respectively	$ 6.4	$ 5.9
Additional paid-in capital	264.9	199.4
Accumulated other comprehensive income	38.6	7.1
Retained earnings	451.3	458.8

Total stockholder's equity	761.2	671.2

Total liabilities and stockholder's equity	$ 24,057.7	$ 21,484.9

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

For the years ended December 31, 2000, 1999, and 1998

	2000	1999	1998

Net income	$ 2.5	$ 42.4	$ 14.2
Other comprehensive income
Net unrealized holding gains (losses) on available-for-sale
securities, net of tax	31.4	(68.6)	(4.3)
Other	0.1	(0.2)	-
	31.5	(68.8)	(4.3)

Comprehensive income	$ 34.0	$ (26.4)	$ 9.9

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(in millions)

For the years ended December 31, 2000, 1999, and 1998

			ACCUMULATED
		ADDITIONAL	OTHER		TOTAL
	COMMON	PAID-IN	COMPREHENSIVE	RETAINED	STOCKHOLDER'S
	STOCK	CAPITAL	INCOME	EARNINGS	EQUITY

Balance at December 31, 1997	$ 5.9	$ 199.4	$ 80.2	$ 532.2	$ 817.7

Net income				14.2	14.2
Other comprehensive income			(4.3)		(4.3)
Dividends to stockholder				(50.0)	(50.0)

Balance at December 31, 1998	5.9	199.4	75.9	496.4	777.6

				42.4	42.4
Other comprehensive income			(68.8)		(68.8)
Dividends to stockholder				(80.0)	(80.0)

Balance at December 31, 1999	5.9	199.4	7.1	458.8	671.2

Net income				2.5	2.5
Other comprehensive income			31.5		31.5
Common shares issued	0.5				0.5
Additional paid-in-capital		65.5			65.5
Dividends to stockholder				(10.0)	(10.0)

Balance at December 31, 2000	$ 6.4	$ 264.9	$ 38.6	$ 451.3	$ 761.2

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

For the years ended December 31, 2000, 1999 and 1998
	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continuing operations	$ 2.5	$ 53.7	$ 14.1
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of discount and premiums	(0.8)	(0.5)	0.2
Depreciation and amortization	2.8	3.7	2.2
Net realized (gains) losses on investments	19.9	(2.3)	(8.4)
Net unrealized gains on trading fixed maturities	(12.7)	-	-
Interest credited to contractholder deposits	195.5	216.4	238.7
Deferred federal income taxes	(53.1)	14.5	(8.6)
Cash dividends from subsidiaries	-	19.3	-
Changes in assets and liabilities:
Deferred acquisition costs	(83.0)	(88.4)	208.7
Accrued investment income	(5.7)	11.4	31.1
Other assets	15.0	(75.3)	78.5
Future contract and policy benefits	(14.5)	(7.5)	(1,124.0)
Other, net	38.7	72.3	896.6
Net cash provided by operating activities	104.6	217.3	329.1
CASH FLOWS FROM INVESTING ACTIVITIES:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	1,001.9	1,240.9	1,665.6
Trading fixed maturities	186.9	-	-
Subsidiaries	-	57.5	0.6
Other invested assets	-	-	0.9
Mortgage loans	208.5	385.7	316.9
Real estate	36.0	2.8	6.0
Purchases of:
Available-for-sale fixed maturities	(738.3)	(615.2)	(1,346.7)
Trading fixed maturities	(821.3)	-	-
Equity securities	-	-	(0.2)
Other invested assets	(2.2)	(7.4)	(11.4)
Mortgage loans	(121.9)	(344.9)	(123.0)
Real estate	(15.0)	(1.6)	(1.1)
Changes in other investing activities, net	2.8	3.1	(14.4)
Net change in policy loans	(0.8)	1.9	(1.6)
Net change in short-term investments	34.9	155.9	(38.2)
Net cash provided by (used in) investing activities	(228.5)	878.7	453.4
CASH FLOWS FROM FINANCING ACTIVITIES:
Deposits to contractholder deposit funds	1,962.3	1,536.8	910.8
Withdrawals from contractholder deposit funds	(1,988.7)	(2,267.2)	(1,803.2)
Repayment of long-term debt and borrowed funds	-	-	(110.1)
Dividends paid to stockholder	(10.0)	(80.0)	(50.0)
Net cash provided by (used in) financing activities	(36.4)	(810.4)	(1,052.5)
Net change in cash and cash equivalents	(160.3)	285.6	(270.0)
Cash and cash equivalents, beginning of year	550.3	264.7	534.7
Cash and cash equivalents, end of year	$ 390.0	$ 550.3	$ 264.7
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$ 43.3	$ 43.3	$ 40.5
Income taxes paid	63.7	5.5	50.6

NON-CASH TRANSACTION

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its 100% ownership in Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. As of December 31, 2000, the Company was licensed in 48 states and certain other territories. Effective January 31, 2001, the Company became authorized to do business in 49 states. In addition, the Company's wholly-owned insurance subsidiary, Sun Life Insurance and Annuity Company of New York, is licensed in New York. The Company and its subsidiaries are engaged in the sale of individual and group variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, guaranteed investment contracts, group life and disability insurance, and other asset management services.

The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLC"), is now the ultimate parent of Sun Life Assurance Company of Canada and the Company.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stockholder-owned life insurance companies.

For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than GAAP. During 2000 the Company changed its basis of accounting to GAAP and has restated the financial statements for the prior years ended December 31, 1999 and 1998 to conform with GAAP. See Note 13 for a reconciliation of statutory surplus to GAAP equity and statutory net income to GAAP net income.

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company owns all of the outstanding shares of Sun Life Insurance and Annuity Company of New York, Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial Services Limited, Sun Benefit Services Company, Inc., Sun Capital Advisers, Inc., Sun Life Finance Corporation, Sun Financial Group Advisers, Inc., Sun Life of Canada (U.S.) SPE 97-1, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., and Clarendon Insurance Agency, Inc. The results are also consolidated with Sun Life of Canada Funding, LLC, which is owned by a trust sponsored by the Company and Sun Life of Canada (U.S.) Limited Partnership I, for which Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner. All significant intercompany transactions have been eliminated in consolidation.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Sun Life Insurance and Annuity Company of New York is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in its state of domicile, New York. Sun Life of Canada (U.S.) Distributors, Inc. is a registered investment adviser and broker-dealer. Sun Life Financial Services Limited serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada (Bermuda), an affiliate. Sun Capital Advisers, Inc. is a registered investment adviser. Sun Life of Canada (U.S.) SPE 97-1 was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I. Clarendon Insurance Agency, Inc. is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. Sun Benefit Services Company, Inc., Sun Life Finance Corporation and Sun Financial Group Advisers, Inc. are currently inactive. Sun Life of Canada Funding, LLC. was organized for the purpose of engaging in activities incidental to establishing the new guaranteed investment products of the Company. Sun Life of Canada (U.S.) Limited Partnership I was established to purchase subordinated debentures issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., and to issue Partnership Capital Securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I.

In June 2000, the Company sold Sun Life Information Services Ireland, Limited to Sun Life Assurance Company of Canada. Sun Life Information Services Ireland, Limited provides information systems development services to Sun Life Assurance Company of Canada and its subsidiaries.

During 1999, the Company sold two of its subsidiaries, Massachusetts Casualty Insurance Company ("MCIC") (sold February 1999) and New London Trust F.S.B. ("NLT") (sold October 1999). MCIC is a life insurance company that issues only individual disability income policies. NLT is a federally chartered savings bank, which grants commercial, residential real estate and installment loans. The results of operations of MCIC and NLT are reported as discontinued operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the prior years' financial statements have been reclassified to conform to the 2000 presentation.

FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, off balance sheet financial instruments, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 6.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

CASH AND CASH EQUIVALENTS

Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short-term bank participations. All such investments have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

INVESTMENTS

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity, trading, or available-for-sale. In order for the security to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost adjusted for amortization of premiums, and accretion of discounts. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading. Securities that do not meet this criterion are classified as available-for-sale. Available-for-sale securities are carried at aggregate fair value with changes in unrealized gains or losses reported net of policyholder related amounts and of deferred income taxes in a separate component of other comprehensive income. Trading securities are carried at aggregate fair value with changes in unrealized gains or losses reported as a component of net investment income. Fair values for publicly traded securities are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment and liquidity characteristics. All security transactions are recorded on a trade date basis. The Company's accounting policy for impairment requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for additional impairment, if necessary.

Mortgage loans are stated at unpaid principal balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Mortgage loans, which include primarily commercial first mortgages, are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value less estimated costs to dispose at the time of foreclosure. Real estate investments are diversified by property type and geographic area throughout the United States.

Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.

Other invested assets consist primarily of leveraged leases and tax credit partnerships.

The Company uses derivative financial instruments including swaps and options as a means of hedging exposure to interest rate, currency and equity price risk.

Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other than temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting and other costs, which vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, and universal and variable life products are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized; generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits. Deferred acquisition costs for each life product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

OTHER ASSETS

Property, equipment, leasehold improvements and capitalized software costs which are included in other assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are also included in other assets.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(CONTINUED):

POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 4.5% to 5.5% for life insurance and 6.0% to 11.3% for annuities. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon both the Company and its affiliates' experience and industry standards. Estimated liabilities are established for group life and health policies that contain experience-rating provisions.

Contractholder deposit funds consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.

Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.

REVENUE AND EXPENSES

Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group life and group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from universal life-type products and investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For universal life-type and investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

INCOME TAXES

The Company and its subsidiaries participate in a consolidated federal income tax return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments, and are generally not chargeable with liabilities that arise from any other business of the Company.

SEPARATE ACCOUNTS

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the contractholder.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 for all fiscal quarters until fiscal years beginning after June 15, 2000.

In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended SFAS No. 133. SFAS No. 138 amended SFAS No. 133 so that for interest rate hedges, a company may designate as the hedged risk, the risk of changes only in a benchmark interest rate. Also, credit risk is newly defined as the company-specific spread over the benchmark interest rate and may be hedged separately from, or in combination with, the benchmark interest rate.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Initial application of SFAS No. 133, as amended, for the Company will begin January 1, 2001. The Company estimates that at January 1, 2001, it will record $8,600,000 as a cumulative transition adjustment that will increase earnings relating to derivatives not designated as hedges prior to adoption of SFAS 133.

On January 1, 1999, the Company adopted AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, the Company has expensed such costs as they were incurred. The adoption of SOP 98-1, resulted in an increase in pre-tax income of $6,232,000 for the year ended December 31, 1999.

In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. While the Company is currently in the process of quantifying the impact of EITF No. 99-20, the consensus provisions are not expected to have a material impact on the Company's financial condition or results of operations.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Services of Financial Assets and Extinguishment of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. For transfers and servicing of financial assets and Extinguishment of liabilities, this standard will be effective for the Company's June 30, 2001 unaudited financial statements. However, for disclosures regarding securitizations and collateral, as well as recognition and reclassification of collateral, this standard will be effective for the Company's December 31, 2000 financial statements. The Company is currently evaluating the financial statement impact of the adoption of this standard, however, it does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES

Effective October 1, 1998, the Company terminated a reinsurance agreement with Sun Life Assurance Company of Canada resulting in a decrease in income from operations to the Company of approximately $64,000,000 in 1998.

On February 11, 1999, two notes previously issued to the Company by Massachusetts Financial Services Company ("MFS"), an affiliate, were combined into a new note with a February 11, 2000 maturity date. The original notes were each issued for $110,000,000. One note was issued on February 11, 1998 at an interest rate of 6.0% and a due date of February 11, 1999. The other note was issued on December 22, 1998 at an interest rate of 5.55% and a due date of February 11, 1999. These two notes and an additional $10,000,000 were combined into a new note of $230,000,000 with a floating interest rate based on the six-month LIBOR rate plus 25 basis points. The $230,000,000 note was repaid to the Company on December 21,1999.

On December 31, 1998, the Company had an additional $20,000,000 investment in notes issued by MFS, scheduled to mature in 2000. These notes were repaid to the Company on December 21, 1999.

On January 14, 2000, the Company purchased $200,000,000 of notes from MFS. On November 1, 2000, MFS repaid $100,000,000 of these notes.

On February 5, 1999, the Company sold MCIC to an unaffiliated company. The net proceeds of this sale were $33,965,000. The Company realized a loss of $25,465,000 net of a $14,482,000 tax benefit.

On October 29, 1999, the Company sold NLT to an unaffiliated company for $30,254,000. The Company realized a gain of $13,170,000 after taxes of $10,186,000.

On December 22, 1999, the Company acquired twenty-eight mortgages from Sun Life Assurance Company of Canada for a total cost of $118,092,000.

On June 27, 2000, the Company sold Sun Life Information Services Ireland, Limited to Sun Life Assurance Company of Canada. The Company realized a pretax gain of $451,000 on the sale.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its ownership in all 200 shares issued and outstanding of Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital.

As a result of the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. on December 21, 2000, and its ownership interest in Sun Life of Canada (U.S.) Limited Partnership I, the Company became the owner of a $600,000,000 8.526% subordinated debenture due May 6, 2027 issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc. The Company also assumed the liability of the partnership capital securities issued to Sun Life of Canada (U.S.) Capital Trust I, a Delaware business Trust sponsored by the Company's parent. Partnership capital securities issued of $600,010,000 accrue interest at 8.526% and have no scheduled maturity date. These partnership capital securities, which represent the limited partner interest of Sun Life (U.S.) Limited Partnership I, may be redeemed on or after May 6, 2027. The Company is accounting for the acquisition of Sun Life of Canada (U.S.) General Partner, Inc. using the purchase method of accounting. The attached proforma statements of income for the years ended December 31, 2000 and 1999 illustrate the Company's results of operations as if the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. took place at the beginning of the year, respectively.

	Proforma	Proforma
	2000	1999
Revenues

Premiums and annuity considerations	$ 44.8	$ 45.1
Net investment income	338.8	419.8
Net realized investment gains (losses)	(19.9)	2.3
Fee and other income	297.9	217.5

Total revenues	661.6	684.7

Benefits and expenses
Policyowner benefits	338.3	334.9
Other operating expenses	164.9	101.1
Amortization of deferred policy acquisition costs	123.8	67.8

Total benefits and expenses	627.0	503.8

Income (loss) from operations	34.6	180.9

Interest expense	94.5	94.5

Income (loss) before income tax expense and discontinued
operations	(59.9)	86.4

Income tax expense (benefit):
Federal	(61.7)	30.0
State	(2.1)	0.4

Income tax expense (benefit)	(63.8)	30.4

Net income from continuing operations	3.9	56.0

Net loss on disposal of subsidiaries, after tax	-	(12.3)

Discontinued operations	-	1.0

Net income	$ 3.9	$ 44.7

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

Dividends in the amounts of $10,000,000, $80,000,000, and $50,000,000, were declared and paid by the Company to its parent, Sun Life of Canada (U.S.) Holdings, Inc. during 2000, 1999, and 1998, respectively. The Company and its subsidiaries have management services agreements with Sun Life Assurance Company of Canada which provide that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under these agreements amounted to approximately $31,857,416 in 2000, $30,745,000 in 1999, and $17,381,000 in 1998.

As more fully described in Note 7, the Company has been involved in several reinsurance transactions with Sun Life Assurance Company of Canada.

The Company has accrued $4,259,000 for unpaid interest on surplus notes at December 31, 2000 and 1999, respectively. The Company expensed $43,266,000, $43,266,000, and $44,903,000 for interest on surplus notes and notes payable for the years ended December 31, 2000, 1999 and 1998, respectively.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its $350,000,000 Sun Life Assurance Company of Canada subordinated note to Sun Canada Financial Co., an affiliate, in the form of additional capitalization. On the same day, Sun Canada Financial Co. transferred its ownership in the Company's surplus notes totaling $315,000,000 to Sun Life of Canada (U.S.) Holdings, Inc. in the form of a dividend. As a result, the Company had $565,000,000 of surplus notes issued to its parent, Sun Life of Canada (U.S.) Holdings Inc., as of December 31, 2000. The following table lists the details of the surplus notes outstanding (in 000's):
	MATURITY	PRINCIPAL	RATE

Sun Life of Canada (U.S.) Holdings, Inc.	12/15/07	$150,000	6.625%
Sun Life of Canada (U.S.) Holdings, Inc.	12/15/15	150,000	7.250%
Sun Life of Canada (U.S.) Holdings, Inc.	12/15/15	7,500	6.125%
Sun Life of Canada (U.S.) Holdings, Inc.	12/15/07	7,500	5.750%
Sun Life of Canada (U.S.) Holdings, Inc.	11/06/27	250,000	8.625%
		------------
Total		$565,000

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS

FIXED MATURITIES

The amortized cost and fair value of fixed maturities were as follows (in 000's):
	DECEMBER 31, 2000
		GROSS	GROSS	ESTIMATED
	AMORTIZED	UNREALIZED	UNREALIZED	FAIR
	COST	GAINS	LOSSES	VALUE
Available-for-sale fixed maturities:
United States treasury securities, U.S. Government
and agency securities	$ 183,733	$ 8,286	$ (68)	$ 191,951
States, provinces and political subdivisions	22,515	653	-	23,168
Mortgage-backed securities	123,113	2,132	(317)	124,928
Public utilities	286,744	12,805	(5,914)	293,635
Transportation	245,675	13,406	(3,821)	255,260
Finance	299,440	8,141	(5,761)	301,820
Corporate	1,293,302	52,597	(35,271)	1,310,628
Total available-for-sale fixed maturities	$ 2,454,522	$ 98,020	$ (51,152)	$ 2,501,390

Trading fixed maturities:
United States treasury securities, U.S. Government
and agency securities	$ 500	$ 1	$ -	$ 501
Mortgage-backed securities	18,281	556	(156)	18,681
Public utilities	30,918	1,293	(243)	31,968
Transportation	97,900	3,218	(266)	100,852
Finance	159,250	5,470	(348)	164,372
Corporate	328,662	9,116	(5,975)	331,803
Total trading fixed securities	$ 635,511	$ 19,654	$ (6,988)	$ 648,177

Held-to-maturity fixed maturities:
Sun Life of Canada (U.S.) Holdings, Inc.,
8.526% subordinated debt, due 2027	$ 600,000	$ -	$ (53,888)	$ 546,112
Total held-to-maturity fixed maturities	$ 600,000	$ -	$ (53,888)	$ 546,112
	DECEMBER 31, 1999
		GROSS	GROSS	ESTIMATED
	AMORTIZED	UNREALIZED	UNREALIZED	FAIR
	COST	GAINS	LOSSES	VALUE
Available-for-sale fixed maturities:
United States treasury securities, U.S. Government
and agency securities	$ 107,272	$ 2,104	$ (3,191)	$ 106,185
States, provinces and political subdivisions	32,593	15	(161)	32,447
Mortgage-backed securities	98,903	1,225	(541)	99,587
Public utilities	360,672	7,954	(9,780)	358,846
Transportation	327,544	8,585	(4,258)	331,871
Finance	281,303	4,632	(6,935)	279,000
Corporate	1,477,105	22,851	(30,556)	1,469,400
Total available-for-sale fixed maturities	$ 2,685,392	$ 47,366	$ (55,422)	$ 2,677,336

Trading fixed maturities:
United States treasury securities, U.S. Government
and agency securities	$ 1,000	$ 2	$ -	$ 1,002
Total trading fixed securities	$ 1,000	$ 2	$ -	$ 1,002

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED)

The amortized cost and estimated fair value by maturity periods for fixed maturity investments are shown below (in 000's). Actual maturities may differ from contractual maturities on mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.
	DECEMBER 31, 2000

	AMORTIZED	ESTIMATED
	COST	FAIR VALUE

Maturities of available-for-sale fixed securities:
Due in one year or less	$ 190,837	$ 187,267
Due after one year through five years	949,281	959,260
Due after five years through ten years	537,068	563,360
Due after ten years	777,336	791,503

	$ 2,454,522	$ 2,501,390

Maturities of trading fixed securities:
Due in one year or less	$ 500	$ 501
Due after one year through five years	186,541	190,300
Due after five years through ten years	266,573	270,476
Due after ten years	181,897	186,900

	$ 635,511	$ 648,177

Maturities of held-to-maturity securities:
Due after ten years	$ 600,000	$ 546,112

Gross gains of $9,056,000, $12,496,000 and $25,752,000 and gross losses of $24,018,000, $7,646,000, and $1,439,000 were realized on the voluntary sale of fixed maturities for the years ended December 31, 2000, 1999, and 1998, respectively.

Fixed maturities with an amortized cost of approximately $2,991,000 and $3,009,000 at December 31, 2000 and 1999 respectively, were on deposit with Federal and State governmental authorities as required by law.

No fixed maturities have been pledged to collateralize various liabilities at December 31, 2000 and 1999, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED)

As of December 31, 2000 and 1999, 98% and 94%, respectively, of the Company's fixed maturities were investment grade. Investment grade securities are those that are rated "BBB" or better by nationally recognized rating agencies. During 2000, the Company incurred realized losses totalling $14,956,000 for other than temporary impairment of value of some of its fixed maturities after determining that not all of the year 2000 unrealized losses are temporary in nature. Also in 2000, the Company stopped accruing income on its holdings of an issuer that declared bankruptcy. $243,000 of interest income on these holdings was not accrued. All of the Company's securities were income producing for the years ended December 31, 1999 and 1998.

MORTGAGE LOANS AND REAL ESTATE

The Company invests in commercial first mortgage loans and real estate throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made. Real estate investments classified as held-for-sale have been obtained primarily through foreclosure. The carrying value of mortgage loans and real estate investments net of applicable reserves and accumulated depreciation on real estate were as follows (in 000's):
	DECEMBER 31,

	2000	1999

Total mortgage loans	$ 846,439	$ 931,351

Real estate:
Held-for-sale	7,483	7,804
Held for production of income	70,239	87,290

Total real estate	$ 77,722	$ 95,094

Accumulated depreciation on real estate was $14,879,000 and $18,529,000 at December 31, 2000 and 1999, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):

The Company monitors the condition of the mortgage loans in its portfolio. In those cases where mortgages have been restructured, mortgage loans' values are impaired or mortgage loans' values are impaired but they are performing, appropriate allowances for losses have been made. The Company has restructured mortgage loans, impaired mortgage loans and impaired but performing mortgage loans totaling $18,165,000 and $33,577,000 at December 31, 2000 and 1999, respectively, against which there are allowances for losses of $4,675,000 and $7,750,000, respectively. During 2000, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $1,500,000.

The investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets, were as follows (in 000's):
	BALANCE AT			BALANCE AT
	JANUARY 1,	ADDITIONS	SUBTRACTIONS	DECEMBER 31,

2000
Mortgage loans	$ 7,750	$ 3,837	$ (6,912)	$ 4,675
Real estate	1,723	-	(1,723)	-

1999
Mortgage loans	$ 6,600	$ 4,045	$ (2,895)	$ 7,750
Real estate	1,250	1,379	(906)	1,723

Mortgage loans and real estate investments comprise the following property types and geographic regions (in 000's):
	DECEMBER 31,

	2000	1999
Property Type:
Office building	$ 328,976	$ 357,466
Residential	47,805	58,546
Retail	379,326	433,970
Industrial/warehouse	153,580	156,204
Other	19,149	29,732
Valuation allowances	(4,675)	(9,473)

Total	$ 924,161	$ 1,026,445

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):
	DECEMBER 31,

	2000	1999

Geographic region:

Arizona	$ 19,809	$ 16,155
California	87,607	117,355
Colorado	8,636	13,019
Connecticut	38,401	25,229
Delaware	15,131	15,919
Florida	36,179	43,718
Georgia	46,895	52,178
Indiana	13,496	19,174
Kentucky	14,941	12,225
Maryland	20,849	10,826
Massachusetts	98,377	99,661
Michigan	45,948	69,545
Nevada	5,308	5,532
New Jersey	16,653	18,806
New York	69,529	65,107
North Carolina	11,009	10,111
Ohio	35,966	43,947
Pennsylvania	132,615	159,328
Tennessee	12,889	13,385
Texas	22,380	17,924
Utah	11,171	11,583
Virginia	20,911	21,731
Washington	60,560	68,657
All other	83,576	104,803
Valuation allowances	(4,675)	(9,473)
Total	$ 924,161	$ 1,026,445

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):

At December 31, 2000, scheduled mortgage loan maturities were as follows (000's):
2001	$ 81,373
2002	53,711
2003	31,245
2004	50,392
2005	89,651
Thereafter	540,067
Total	$ 846,439

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. The Company has made commitments of mortgage loans on real estate and other loans into the future. The outstanding commitments for these mortgages amount to $45,119,000 and $15,911,000 at December 31, 2000 and 1999, respectively.

During 2000, the Company sold commercial mortgage loans in a securitization transaction. In the transaction, the Company retained servicing responsibilities, a Class B and a Class I interest only certificate. The Class B certificate is a subordinated interest. The Company receives annual servicing fees, before expenses, of 0.1 percent of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors in the securitization trust have no recourse to the Company's other assets for failure of debtors to pay when due. The value of the Company's retained interest is subject to credit, and interest rate risk on the transferred financial assets. The Company recognized a pretax gain of $763,000 on the securitization transaction.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year were as follows:
	CLASS B	CLASS I

Prepayment speed	0	0
Weighted average life in years	7.25	4.54
Expected credit losses	0	0
Residual cash flows discount rate	7.798	8.844
Treasury rate interpolated for average life	4.97	4.96
Spread over treasuries	2.83%	3.88%
Duration in years	5.201	3.611

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):

Key economic assumptions and the sensitivity of the current fair value of cash flows in those assumptions are as follows (in 000's):
	COMMERCIAL MORTGAGES

	CLASS B	CLASS I

Carrying amount of retained interests	$ 2,737	$ 1,634
Fair value of retained interests	2,875	1,716
Weighted average life in years	7.254	4.543

EXPECTED CREDIT LOSSES
Impact on fair value of .025% of adverse change	4	36
Impact on fair value of .05% of adverse change	8	73

RESIDUAL CASH FLOWS DISCOUNT RATE
Impact on fair value of .5% of adverse change	75	31
Impact on fair value of 1% of adverse change	150	62

The total principal amount of the commercial mortgage loans was $32,035,000 at December 31, 2000, none of which were 60 days or more past due. There were no net credit losses incurred relating to the commercial mortgage loans at the date of the securitization and at December 31, 2000.

SECURITIES LENDING

The Company has a securities lending program operated on its behalf by the Company's primary custodian, Chase Manhattan of New York. The custodian has indemnified the Company against losses arising from this program. There were no securities out on loan at December 31, 2000 and 1999, respectively. The Company requires collateral at 102% of the value of securities loaned. As of December 31, 2000 and 1999, the Company had received no collateral for securities on loan. The income resulting from this program was $48,000, $37,000 and $135,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

LEVERAGED LEASES

The Company is a lessor in a leverage lease agreement entered into on October 21, 1994, under which equipment having an estimated economic life of 25-40 years was leased for a term of 9.78 years. The Company's equity investment represented 22.9% of the purchase price of the equipment. The balance of the purchase price was furnished by third-party long-term debt financing, collateralized by the equipment and non-recourse to the Company. At the end of the lease term, the master Lessee may exercise a fixed price purchase option to purchase the equipment. The Company's net investment in leveraged leases is composed of the following elements (in 000's):

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):
YEAR ENDED DECEMBER 31,
2000		1999
Lease contracts receivable	$ 57,623	$ 69,766
Less: non-recourse debt	(57,607)	(69,749)
Net Receivable	16	17
Estimated residual value of leased assets	41,150	41,150
Less: unearned and deferred income	(6,718)	(7,808)
Investment in leverage lease	34,448	33,359
Less: fees	(88)	(113)
Net investment in leverage leases	$ 34,360	$ 33,246

DERIVATIVES

The Company uses derivative financial instruments for risk management purposes to hedge against specific interest rate risk, to alter investment rate exposures arising from mismatches between assets and liabilities, and to minimize the Company's exposure to fluctuations in interest rates, foreign currency exchange rates and general market conditions. The derivative financial instruments used by the Company include swaps and options. The Company does not hold or issue any derivative instruments for trading purposes.

SWAPS

Swap agreements are contracts with other parties to exchange at specified intervals, the difference between fixed and floating rate interest amounts based upon a notional principal amount. No cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counter-party at each interest payment date. The Company enters into interest rate swap agreements to hedge against exposure to interest rate fluctuations. Because the underlying principal is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged. The net payable/receivable is recognized over the life of the swap contract as an adjustment to net investment income.

In 2000, the Company launched a new guaranteed investment contract program. The purpose of the program was to increase market place and interest for these products. Each deal is highly individualized but typically involves the issuance of foreign currency denominated contracts backed by cross currency swaps or equity linked cross currency swaps. The combination of these swaps with interest rate swaps allows the Company to lock in U.S. dollar fixed rate payments for the life of the note.

The net increase (decrease) in net investment income related to interest rate swaps was $166,000, ($2,513,000) and ($1,686,000) for the years ended December 31, 2000, 1999 and 1998, respectively. The Company did not employ hedge accounting treatment in 2000, 1999 and 1998. As a result, the unrealized gains and losses were realized immediately in those years and the deferred balances as of the year ended December 31, 1997 were realized during 1998.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

3. INVESTMENTS (CONTINUED):

The Company recognized gross realized gains on swaps of $3,924,000, $4,735,000, and $6,568,000 in 2000, 1999, and 1998, respectively, as well as gross realized losses of $1,156,000, $1,789,000, and $20,538,000 during 2000, 1999, and 1998, respectively.

The Company's primary risks associated with these transactions are exposure to potential credit loss in the event of non-performance by counter-parties and market risk. The Company regularly assesses the strength of the counter-parties and generally enters into transactions with counter-parties rated "A" or better by nationally recognized ratings agencies. Management believes that the risk of incurring losses related to credit risk is remote. As of December 31, 2000 and 1999, the Company's derivatives had no significant concentration of credit risk. The Company does not require collateral or other security to support derivative financial instruments with credit risk.

OPTIONS

Options are legal contracts that give the contractholder the right to buy or sell a specific amount of the underlying interest at a strike price upon exercise of the option. Cash is exchanged to purchase the option and through the exercise date, the holder can elect to exercise the option or allow it to expire. The Company also utilizes options to hedge against stock market exposure inherent in the mortality and expense risk charges and guaranteed minimum death benefit features of the Company's variable annuities.

The Company's underlying notional or principal amounts associated with open derivatives positions were as follows (in 000's):
	OUTSTANDING AT
	DECEMBER 31, 2000
	NOTIONAL
	PRINCIPAL	UNREALIZED GAIN
	AMOUNTS	(LOSS)
Interest rate swaps	$1,308,496	$ (40,432)
Currency swaps	370,554	1,839
Equity swaps	162,576	(16,883)
Total	$1,841,626	$ (55,476)
OUTSTANDING AT
DECEMBER 31, 1999
NOTIONAL
	PRINCIPAL	UNREALIZED GAIN
	AMOUNTS	(LOSS)
Interest rate swaps	$ 368,000	$ 9,522
Currency swaps	1,700	295
Total	$ 369,700	$ 9,817

At December 31, 2000, the unrealized gains (losses) on derivatives are included with other liabilities on the financial statements. The unrealized gains (losses) on derivatives are included with other assets at December 31, 1999.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

4. NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains (losses) consisted of the following (in 000's):
	2000	1999	1998
Fixed maturities	$ (14,962)	$ 4,846	$ 24,268
Mortgage and other loans	2,057	1,981	36
Real estate	5,211	(742)	499
Derivative instruments	2,768	2,945	(13,970)
Short term investments	(22)	4	24
Write-down of fixed maturities	(14,956)	(6,689)	(2,481)
Total	$ (19,904)	$ 2,345	$ 8,376

5. NET INVESTMENT INCOME

Net investment income consisted of the following (in 000's):
	2000	1999	1998
Fixed maturities	$ 265,608	$ 254,390	$ 295,167
Equity securities	-	(33)	37
Mortgage and other loans	77,807	90,638	103,804
Real estate	8,868	6,829	7,844
Policy loans	3,047	3,172	2,934
Derivatives	(66,773)	17,671	(11,880)
Income on funds withheld under reinsurance	-	-	67,045
Other	4,664	(1,416)	(817)
Gross investment income	293,221	371,251	464,134
Less: Investment expenses	5,510	6,273	8,277
Net investment income	$ 287,711	$ 364,978	$ 455,857

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107 "Disclosure about Fair Value of Financial Instruments" excludes certain insurance liabilities and other non-financial instruments from its disclosure requirements. The fair value amounts presented herein do not include the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 (in 000's):
DECEMBER 31, 2000			DECEMBER 31, 1999
	CARRYING	ESTIMATED	CARRYING	ESTIMATED
	AMOUNT	FAIR VALUE	AMOUNT	FAIR VALUE

Financial assets:
Cash and cash equivalents	$ 390,049	$ 390,049	$ 550,265	$ 550,265
Fixed maturities	3,749,567	3,695,679	2,678,340	2,678,340
Short-term investments	112,077	112,077	177,213	177,213
Mortgages	846,439	886,384	931,351	933,725
Derivatives	(55,476)	(55,476)	9,817	9,817
Policy loans	41,459	41,459	40,660	40,660
Other invested assets	74,551	74,551	67,938	67,938

Financial liabilities:
Guaranteed investment contracts	$ 1,002,865	$ 998,544	$ 677,265	$ 665,830
Contractholder deposit funds	2,129,758	2,090,197	2,279,413	2,213,896
Fixed annuity contracts	102,637	98,337	112,794	105,845
Interest sensitive life insurance	114,198	116,900	116,999	119,659
Long-term debt	565,000	510,962	565,000	529,212
Partnership capital securities	607,826	553,938	-	-

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

The fair values of cash and cash equivalents are estimated to be cost plus accrued interest which approximates fair value. The fair values of short-term bonds are estimated to be the amortized cost. The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics. The fair values of mortgage and other loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Policy loans are stated at unpaid principal balances, which approximate fair value.

The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.

The fair values of other deposits with future maturity dates are estimated using discounted cash flows.

The fair value of notes payable and other borrowings are estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowings. The carrying amount of all other assets is assumed to approximate fair value.

7. REINSURANCE

INDIVIDUAL INSURANCE

The Company had several agreements with Sun Life Assurance Company of Canada, which provided that Sun Life Assurance Company of Canada would reinsure the mortality risk and certain ancillary benefits under various individual life insurance contracts sold by the Company. Under these agreements, basic death benefits and supplementary benefits were reinsured on a yearly renewable term basis and coinsurance basis, respectively. The effective dates of these agreements were June 1, 1982, November 1, 1986, and January 1, 1987. These agreements were terminated on December 31, 2000.

Effective January 1, 1991, the Company entered into an agreement with Sun Life Assurance Company of Canada under which certain individual life insurance contracts issued by Sun Life Assurance Company of Canada were reinsured by the Company on a 90% coinsurance basis. Also effective January 1, 1991, the Company entered into an agreement with Sun Life Assurance Company of Canada which provides that Sun Life Assurance Company of Canada will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Such death benefits are reinsured on a yearly renewable term basis. These two agreements were terminated effective October 1, 1998.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

7. REINSURANCE (CONTINUED):

The Company had an agreement with an unrelated company which provided reinsurance of a small block of individual life insurance contracts on a modified coinsurance basis. This agreement was terminated on December 31, 2000.

The Company has agreements with Sun Life Assurance Company of Canada and with other unrelated companies which provide for reinsurance of certain mortality risks associated with the individual and corporate owned life insurance (COLI) contracts. These amounts are reinsured on a yearly renewable term basis.

GROUP INSURANCE

The Company has an agreement with Sun Life Assurance Company of Canada whereby Sun Life Assurance Company of Canada reinsures the mortality risks of the group life insurance contracts. Under this agreement, certain death benefits are reinsured on a yearly renewable term basis.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the group long-term disability contracts. Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis.

The effects of reinsurance were as follows (in 000's):
	FOR THE YEARS ENDED DECEMBER 31,
	2000	1999	1998

Insurance premiums:
Direct	$ 51,058	$ 54,662	$ 58,940
Assumed	-	-	159,787
Ceded	6,255	9,595	15,414
Net premiums	$ 44,803	$ 45,067	$ 203,313

Insurance and other individual policy benefits
and claims:
Direct	$ 346,411	$ 342,284	$ 352,968
Assumed	-	-	248,664
Ceded	8,077	7,433	13,523
Net policy benefits and claims	$ 338,334	$ 334,851	$ 588,109

The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

8. RETIREMENT PLANS:

PENSION PLAN

The Company and its subsidiaries participate with Sun Life Assurance Company of Canada in a non-contributory defined benefit pension plan covering essentially all employees. Benefits under all plans are based on years of service and employees' average compensation. The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully funded. Most pension plan assets consist of separate accounts of Sun Life Assurance Company of Canada or other insurance company contracts.

The following table sets forth the change in the pension plan's projected benefit obligations and assets, as well as the plan's funded status at December 31, 2000, 1999, and 1998 (in 000's):
	YEAR ENDED DECEMBER 31,

	2000	1999	1998

CHANGE IN PROJECTED BENEFIT OBLIGATION:
Projected benefit obligation at beginning of year	$ 99,520	$ 110,792	$ 79,684
Service cost	5,242	5,632	4,506
Interest cost	7,399	6,952	6,452
Actuarial loss (gain)	579	(21,480)	21,975
Benefits paid	(3,065)	(2,376)	(1,825)
Projected benefit obligation at end of year	$ 109,675	$ 99,520	$ 110,792

CHANGE IN FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year	$ 158,271	$ 151,575	$ 136,610
Actual return on plan assets	8,218	9,072	16,790
Benefits paid	(3,285)	(2,376)	(1,825)
Fair value of plan assets at end of year	$ 163,204	$ 158,271	$ 151,575

Funded status	$ 53,529	$ 58,752	$ 40,783
Unrecognized net actuarial loss	(12,620)	(20,071)	(2,113)
Unrecognized transition obligation	(20,561)	(22,617)	(24,674)
Unrecognized prior service cost	6,501	7,081	7,661
Prepaid benefit cost	$ 26,849	$ 23,145	$ 21,657

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

8. RETIREMENT PLANS (CONTINUED):

The following table sets forth the components of the net periodic pension cost for the years ended December 31, 2000, 1999, and 1998 (in 000's).
	YEAR ENDED DECEMBER 31,

	2000	1999	1998

COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$ 5,242	$ 5,632	$ 4,506
Interest cost	7,399	6,952	6,452
Expected return on plan assets	(13,723)	(12,041)	(10,172)
Amortization of transition obligation asset	(2,056)	(2,056)	(2,056)
Amortization of prior service cost	580	580	580
Recognized net actuarial gain	(1,146)	(554)	(677)
Net periodic benefit cost	$ (3,704)	$ (1,487)	$ (1,367)
The Company's share of net periodic benefit cost	$ 805	$ 736	$ 586

The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 7.5% for the years ended December 31, 2000 and 1999. The expected return on plan assets for 2000 and 1999 was 8.75% and the assumed rate of compensation increase for both 2000 and 1999 was 4.50%.

The Company and certain subsidiaries also participate with Sun Life Assurance Company of Canada and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible. Under the various plans the Company matches, up to specified amounts, employees' contributions to the plan. The Company's contributions were $354,000, $284,000, and $231,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

OTHER POST-RETIREMENT BENEFIT PLANS

In addition to pension benefits, the Company and certain subsidiaries provide certain health, dental, and life insurance benefits ("postretirement benefits") for retired employees and dependents. Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount. The following table sets forth the change in other postretirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 2000 and 1999 (in 000's).

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

8. RETIREMENT PLANS (CONTINUED):
	YEAR ENDED DECEMBER 31,

	2000	1999	1998

CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$ 12,217	$ 10,419	$ 9,845
Service cost	529	413	240
Interest cost	1,139	845	673
Actuarial loss	3,665	1,048	308
Benefits paid	(465)	(508)	(647)
Benefit obligation at end of year	$ 17,085	$ 12,217	$ 10,419

CHANGE IN FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year	$ -	$ -	$ -
Employer contributions	465	508	647
Benefits paid	(465)	(508)	(647)
Fair value of plan assets at end of year	$ -	$ -	$ -

Funded Status	$ (17,085)	$ (12,217)	$ (10,419)
Unrecognized net actuarial loss	4,914	1,469	586
Unrecognized transition obligation	95	140	185
Prepaid (accrued) benefit cost	$ (12,076)	$ (10,608)	$ (9,648)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

8. RETIREMENT PLANS (CONTINUED):

The following table sets forth the components of the net periodic postretirement benefit costs for the years ended December 31, 2000, 1999, and 1998 (in 000's).
	2000	1999	1998

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost	$ 529	$ 413	$ 240
Interest cost	1,139	845	673
Amortization of transition obligation(asset)	45	45	45
Recognized net actuarial loss (gain)	219	164	(20)
Net periodic benefit cost	$ 1,932	$ 1,467	$ 938

The Company's share of net periodic benefit cost	$ 219	$ 185	$ 95

In order to measure the postretirement benefit obligation at December 31, 2000 the Company assumed a 10.9% annual rate of increase in the per capita cost of covered health care benefits (5.5% for dental benefits). These rates were assumed to decrease gradually to 5.0% for 2006 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2000 by $3.4 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2000 by $405 thousand. Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2000 by $2.8 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2000 by $320 thousand. The assumed weighted average discount rate used in determining the postretirement benefit obligation for both 2000 and 1999 was 7.50%.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

9. FEDERAL INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. as previously described in Note 1. Federal income taxes are calculated as if the Company was filing a separate federal income tax return. A summary of the components of federal income tax expense (benefit) in the consolidated statements of income for the years ended December 31, 2000, 1999 and 1998 was as follows (in 000's):
	2000	1999	1998

Federal income tax expense (benefit):
Current	$ (8,536)	$ 18,570	$ 19,476
Deferred	(53,145)	10,210	(8,551)

Total	$ (61,681)	$ 28,780	$ 10,925

Federal income taxes attributable to the consolidated operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:
	2000	1999	1998

Expected federal income tax expense	$ (21,455)	$ 28,969	$ 9,405
Low income housing credit	(5,805)	(6,348)	(4,446)
Additional tax provision	(35,897)	6,851	5,423
Other	1,476	(692)	543

Federal income tax expense	$ (61,681)	$ 28,780	$ 10,925

The deferred income tax (asset) liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax (assets) and liabilities as of December 31, 2000 and 1999 were as follows (in 000's):
	2000	1999

Deferred tax assets:
Actuarial liabilities	$ 177,709	$ 136,560
Other	845	943
Total deferred tax assets	$ 178,554	$ 137,503
Deferred tax liabilities:
Deferred policy acquisition costs	(189,447)	(193,238)
Investments, net	(30,513)	(21,940)
Total deferred tax liabilities	$ (219,960)	$ (215,178)
Net deferred tax liabilities	$ (41,406)	$ (77,675)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

9. FEDERAL INCOME TAXES (CONTINUED)

The Company makes payments under the tax sharing agreements as if it were filing as a separate company.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits. The Company is currently under audit by the IRS for the years 1994 and 1995. In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements. However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

10. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

Activity in the liability for unpaid claims and claims adjustment expenses related to the group life and group disability products is summarized below (in 000's):
	2000	1999

Balance at January 1	$ 17,755	$ 15,002
Less reinsurance recoverables	(4,036)	(3,232)

Net balance at January 1	13,719	11,770

Incurred related to:
Current year	10,670	12,187
Prior years	(14)	(1,487)

Total incurred	10,656	10,700

Paid losses related to:
Current year	(5,473)	(6,755)
Prior years	(3,395)	(1,996)

Total paid	(8,868)	(8,751)

Net balance at December 31	20,574	17,755
Plus reinsurance recoverables	(5,067)	(4,036)

Balance at December 31	$ 15,507	$ 13,719

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its individual and group disability lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

11. DEFERRED POLICY ACQUISITION COSTS

The following illustrates the changes to the deferred policy acquisition costs (in 000's):
	2000	1999

Balance at January 1	$ 686,278	$ 523,872
Acquisition costs deferred	206,869	156,228
Amortized to expense during the year	(123,832)	(67,815)
Adjustment for unrealized investment gains (losses) during the year	(7,327)	73,993

Balance at December 31	$ 761,988	$ 686,278

12. SEGMENT INFORMATION

The Company offers financial products and services such as fixed and variable annuities, guaranteed investment contracts, retirement plan services, and life insurance on an individual and group basis, as well as disability insurance on a group basis. Within these areas, the Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities. Net investment income is allocated based on segmented assets by line of business.

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life and long-term disability insurance to small and mid-size employers in the State of New York.

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. The Company began offering guaranteed investment contracts to unrelated third parties in overseas markets during the second quarter of 2000. These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies. The Company uses derivative instruments to manage the risks inherent in the contract options.

The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments. Management evaluates the results of the operating segments on an after-tax basis. The Company does not materially depend on one or a few customers, brokers or agents.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

12. SEGMENT INFORMATION (CONTINUED)

The following amounts pertain to the various business segments (in 000's):
		YEAR ENDED DECEMBER 31, 2000

			PRETAX
TOTAL	TOTAL		INCOME	NET OPERATING	TOTAL
REVENUES	EXPENDITURES		(LOSS)	INCOME (LOSS)	ASSETS

Individual Protection	$ 44,206	$ 44,477	$ (271)	$ (176)	$ 1,242,549
Group Protection	17,194	15,350	1,844	1,199	30,514
Wealth Management	533,517	556,864	(23,347)	(6,911)	22,094,736
Corporate	15,552	55,025	(39,473)	8,419	689,869

Total	$ 610,469	$ 671,716	$ (61,247)	$ 2,531	$ 24,057,668
		YEAR ENDED DECEMBER 31, 1999

Individual Protection	$ 17,625	$ 18,001	$ (376)	$ 198	$ 302,100
Group Protection	16,415	15,541	874	568	27,286
Wealth Management	563,836	460,788	103,048	73,002	20,911,529
Corporate	31,996	52,731	(20,735)	(20,036)	243,998

Total	$ 629,872	$ 547,061	$ 82,811	$ 53,732	$ 21,484,913
		YEAR ENDED DECEMBER 31, 1998

Individual Protection	$ 232,193	$ 300,478	$ (68,285)	$ (45,186)	$ 365,397
Group Protection	15,259	13,023	2,236	1,433	23,297
Wealth Management	560,643	457,483	103,160	74,662	17,572,436
Corporate	38,600	50,838	(12,238)	(16,803)	287,132

Total	$ 846,695	$ 821,822	$ 24,873	$ 14,106	$ 18,248,262

13. REGULATORY FINANCIAL INFORMATION

The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with GAAP for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, and income tax expense reflects only taxes paid or currently payable.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

13. REGULATORY FINANCIAL INFORMATION (CONTINUED):

The following information reconciles statutory net income and statutory surplus with net income and equity on a GAAP basis (in 000's):
	YEAR ENDED DECEMBER 31,

	2000	1999	1998

Statutory net income	$ (236)	$ 90,358	$ 125,401

Adjustments to GAAP for life insurance companies:
Statutory interest maintenance reserve	4,341	3,956	2,925
Investment income and realized gains (losses)	(90,373)	13,803	(4,532)
Policyowner premiums and benefits	(36,572)	(135,416)	(178,973)
Deferred policy acquisition costs	83,037	88,413	60,527
Deferred income taxes	45,358	(13,615)	8,886
Other, net	(3,024)	(5,057)	-

GAAP net income	$ 2,531	$ 42,442	$ 14,234
	DECEMBER 31, 2000	DECEMBER 31, 1999

Statutory capital stock and surplus	$ 940,335	$ 886,342

Adjustments to GAAP for life insurance companies:
Valuation of investments	(37,011)	3,697
Deferred policy acquisition costs	761,988	686,278
Future policy benefits and
Contractholder deposit funds	(388,946)	(350,181)
Deferred income taxes	(41,406)	(77,675)
Statutory interest maintenance reserve	39,979	42,325
Statutory asset valuation reserve	45,376	45,281
Surplus notes	(565,000)	(565,000)
Other, net	5,848	178

GAAP equity	$ 761,163	$ 671,245

The NAIC has codified statutory accounting practices, which are expected to constitute the only source of prescribed statutory accounting practices effective January 1, 2001. The codification has resulted in changes to many of the prescribed accounting practices that insurance companies use to prepare their statutory financial statements. The effect of the changes to accounting practices as a result of codification in 2001 is estimated to be an increase in the Company's statutory surplus of $24 million, primarily from the establishment of deferred tax assets.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

14. DIVIDEND RESTRICTIONS

The Company and its insurance subsidiary's ability to pay dividends are subject to certain restrictions. Delaware and New York have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company and Sun Life Insurance and Annuity Company of New York. Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve-month period, without prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its statutory surplus as of the preceding December 31, or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory surplus, would also require the prior approval of the Delaware Commissioner of Insurance. Dividends in the amounts of $10,000,000, $80,000,000 and $50,000,000 were declared and paid by the Company to its parent, Sun Life of Canada (U.S.) Holdings, Inc. during 2000, 1999, and 1998. These dividends were approved by the Board of Directors.

On September 20, 2000, New York insurance law was amended to permit a domestic stock life insurance company to distribute a dividend to its shareholders, without notice to the Superintendent of Insurance of the State of New York, where the aggregate amount of such dividend in any calendar year does not exceed the lesser of: (1) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (2) its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Under the previous law, domestic stock life insurers were prohibited from distributing any dividends to shareholders unless the insurer filed a notice of its intention to declare a dividend and its amount with the Superintendent at least 30 days in advance of the proposed declaration, and such proposed distribution was not disapproved by the Superintendent. Dividends in the amount of $4,700,000, $6,500,000, and $3,000,000 were declared and paid during 2000, 1999, and 1998, respectively, by the Sun Life Insurance and Annuity Company of New York to the Company. These dividends were approved by the Board of Directors and the State of New York Insurance Department.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

15. COMMITMENTS AND CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments. Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company incurred guaranty fund assessments of approximately $4,000,000, $3,500,000, and $3,500,000 in 2000, 1999 and 1998, respectively.

LITIGATION

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurance, management, at the present time, does not anticipate that the ultimate liability arising from such pending and threatened litigation will have a material effect on the financial condition or operating results of the Company.

LINES OF CREDIT

The Company has syndicated two lines of credit each in the amount of $250 million. There are 14 banks in the syndicate of lenders, which is led by Chase Bank, New York. The banks have committed to lend funds of up to $500 million when requested by the Company at prevailing rates determined in accordance with the line of credit agreements. One line of credit terminates October, 2001, the other in October, 2003. As of December 31, 2000, no amounts have been borrowed.

LEASE COMMITMENTS

The Company leases various facilities and equipment under operating leases with terms of up to 25 years. As of December 31, 2000, minimum future lease payments under such leases are as follows (in 000's):

2001	$4,090,800
2002	4,144,350
2003	3,090,600
2004	2,575,500
Thereafter	-

Total	$13,901,250

Total rental expense for the years ended December 31, 2000, 1999 and 1998 was $4,582,913, $4,656,000, and $4,139,000, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A WHOLLY-OWNED SUBSIDIARY OF SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 1999 and 1998

16. DISCONTINUED OPERATIONS

During 1999, the Company discontinued its individual disability segment and its banking and trust segment. These segments were composed of MCIC and NLT, which were both sold during 1999 to separate, unaffiliated parties. Net proceeds on the sale of MCIC were approximately $33,965,000 and the Company realized a net loss after taxes of $25,465,000. Net proceeds on the sale of NLT were approximately $30,000,000; the Company realized a net gain after taxes of $13,170,000. Immediately before the sale date of NLT, the Company received a $19 million dividend distribution from NLT.

There were no results from discontinued operations in 2000. Income from discontinued operations for the years ended December 31, 1999 and 1998 were as follows (in 000's):
	1999	1998

Revenue	$ 22,667	$ 104,225
Expenses	21,430	104,593
Provision for income taxes	203	(445)

Income from discontinued operations	$ 1,034	$ 77

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying consolidated balance sheets of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholder's equity, comprehensive income and of cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts

February 7, 2001

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000
Assets:	Shares	Cost	Value
Investments in MFS/Sun Life Series Trust:
Bond Series (BDS)	6,945,956	$ 72,485,326	$ 75,801,229
Capital Appreciation Series (CAS)	37,638,137	1,635,436,901	1,563,811,316
Capital Opportunities Series (COS)	32,764,491	678,089,522	678,556,339
Massachusetts Investors Trust Series (MIT)	60,265,885	2,048,447,416	2,116,714,768
Emerging Growth Series (EGS)	44,167,497	1,126,340,305	1,294,761,902
Equity Income Series (EIS)	8,517,056	103,491,732	123,096,195
Foreign & Colonial Emerging Markets Equity Series (FCE)	4,099,557	42,036,603	36,172,421
International Growth Series (FCG)	9,804,688	116,223,967	116,091,019
International Growth and Income Series (FCI)	6,061,251	79,600,507	79,749,350
Government Securities Series (GSS)	36,895,933	469,497,913	483,680,403
High Yield Series (HYS)	36,535,651	319,096,935	278,690,582
Managed Sectors Series (MSS)	15,462,169	532,038,910	515,662,970
Massachusetts Investors Growth Stock Series (MIS)	63,183,460	920,880,421	916,516,646
Money Market Series (MMS)	407,274,585	407,274,585	407,274,585
New Discovery Series (NWD)	12,727,441	209,332,996	203,436,519
Research Series (RES)	49,272,086	1,035,114,094	1,165,268,770
Research Growth and Income Series (RGS)	6,080,086	84,747,546	88,881,190
Research International Series (RSS)	6,461,987	85,640,617	82,067,000
Strategic Income Series (SIS)	3,265,125	32,716,399	32,973,500
Technology Series (TEC)	3,743,550	39,324,251	31,977,258
Total Return Series (TRS)	87,037,789	1,673,301,652	1,714,191,583
Utilities Series (UTS)	28,869,333	500,952,829	550,728,451
Global Asset Allocation Series (GAA)	7,491,154	109,670,687	112,086,374
Global Governments Series (GGS)	5,520,332	58,383,981	54,951,929
Global Growth Series (GGR)	20,941,469	357,009,908	386,864,303
Global Total Return Series (GTR)	6,175,093	93,043,314	97,206,196
Strategic Growth Series (SGS)	7,950,192	99,085,196	86,726,239
Global Telecommunications Series (GTS)	211,831	1,681,089	1,399,652
Mid Cap Growth Series (MCS)	2,903,366	27,549,609	26,352,613
		$12,958,495,211	$13,321,691,302
Liability:
Payable to Sponsor			(279,403)
Net Assets			$13,321,411,899
NET ASSETS APPLICABLE TO CONTRACT OWNERS:	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA CONTRACTS:
CAS - Level 1	11,530	$43.5138	$ 511,586	$ 46,689	$ 558,275
CAS - Level 2	6,760,138	17.6165	118,930,021	746,211	119,676,232
GSS - Level 1	-	19.1452	15,308	-	15,308
GSS - Level 2	2,286,456	12.3292	28,170,455	64,583	28,235,038
HYS - Level 1	-	21.1985	9,327	1,960	11,287
HYS - Level 2	793,524	10.7858	8,560,582	56,342	8,616,924
MSS - Level 1	1,925	43.1986	176,432	-	176,432
MSS - Level 2	2,338,746	19.5219	45,497,710	145,062	45,642,772
MMS - Level 1	17,506	14.7250	465,085	14,372	479,457
MMS - Level 2	1,879,078	11.6753	21,668,078	198,994	21,867,072
TRS - Level 1	1,939	31.0297	78,798	26,922	105,720
TRS - Level 2	7,233,035	15.6038	112,785,165	1,295,690	114,080,855
GGS - Level 1	-	17.4601	11,753	43,625	55,378
GGS - Level 2	467,220	10.4696	4,891,197	146,695	5,037,892
			$341,771,497	$2,787,145	$344,558,642

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value	Total
MFS REGATTA GOLD CONTRACTS:
BDS	2,088,013	$ 11.1632	$ 23,325,656		$ 70,900	$ 23,396,556
CAS	28,788,776	39.7512	1,144,152,064		6,672,392	1,150,824,456
COS	14,107,765	23.5054	331,610,649		630,174	332,240,823
MIT	41,704,826	33.0944	1,380,070,314		5,208,217	1,385,278,531
EGS	26,624,559	31.8797	848,805,757		2,482,522	851,288,279
EIS	2,482,414	14.1123	35,029,470		-	35,029,470
FCE	2,106,206	8.5507	18,007,002		69,650	18,076,652
FCG	3,565,669	11.5330	41,121,331		90,137	41,211,468
FCI	3,893,735	14.6479	57,042,462		119,258	57,161,720
GSS	19,297,556	16.1449	311,600,059		1,525,301	313,125,360
HYS	9,905,313	17.4566	172,937,634		778,097	173,715,731
MSS	9,988,070	36.3635	362,735,711		1,245,724	363,981,435
MIS	15,174,988	14.8314	225,045,214		614,989	225,660,203
MMS	19,204,526	13.1917	253,381,243		1,505,142	254,886,385
NWD	3,434,468	16.4626	56,537,092		147,189	56,684,281
RES	32,640,173	27.4545	895,861,573		3,106,197	898,967,770
RGS	2,575,213	14.2743	36,760,751		109,786	36,870,537
RSS	1,479,722	12.9474	19,160,003		7,435	19,167,438
SIS	933,731	10.4119	9,731,528		-	9,731,528
TEC	427,471	7.2306	3,090,988		-	3,090,988
TRS	48,765,253	25.8470	1,260,204,332		5,706,508	1,265,910,840
UTS	9,961,031	30.1152	299,955,671		857,552	300,813,223
GAA	5,558,481	17.8190	99,068,332		616,922	99,685,254
GGS	2,796,363	14.2380	39,830,602		285,003	40,115,605
GGR	12,229,092	24.9770	305,431,837		1,168,731	306,600,568
GTR	4,242,817	18.5311	78,621,904		388,442	79,010,346
SGS	2,390,144	10.8282	25,880,022		160,152	26,040,174
GTS	10,929	7.2836	79,611		-	79,611
MCS	730,917	9.2484	6,759,318		-	6,759,318
						$8,375,404,550

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA CLASSIC CONTRACTS:
BDS	29,104	$11.0360	$ 321,141	$ -	$ 321,141
CAS	543,964	17.5473	9,542,181	-	9,542,181
COS	485,523	21.9313	10,641,365	-	10,641,365
MIT	1,238,791	16.4889	20,416,920	402	20,417,322
EGS	1,263,787	21.1925	26,776,379	-	26,776,379
EIS	89,759	14.4888	1,300,277	-	1,300,277
FCE	79,524	9.0542	719,753	-	719,753
FCG	119,386	11.9669	1,428,734	-	1,428,734
FCI	90,031	14.2429	1,282,901	-	1,282,901
GSS	311,094	12.3626	3,852,942	-	3,852,942
HYS	299,513	10.9236	3,265,147	-	3,265,147
MSS	297,796	19.0125	5,660,845	-	5,660,845
MIS	730,554	14.9288	10,908,008	-	10,908,008
MMS	292,942	11.7080	3,431,394	-	3,431,394
NWD	225,158	16.5708	3,730,897	-	3,730,897
RES	1,050,110	16.6799	17,512,399	-	17,512,399
RGS	59,489	14.1418	840,958	-	840,958
RSS	71,931	15.3492	1,104,049	-	1,104,049
SIS	34,656	10.3918	360,075	-	360,075
TEC	21,219	7.2387	153,611	-	153,611
TRS	1,811,237	15.4684	28,011,820	890	28,012,710
UTS	362,778	20.3946	7,388,822	-	7,388,822
GAA	46,359	13.1098	608,387	-	608,387
GGS	29,465	10.7567	316,925	-	316,925
GGR	161,980	18.3211	2,966,236	-	2,966,236
GTR	103,608	14.1702	1,467,677	429	1,468,106
SGS	124,043	9.9709	1,236,782	-	1,236,782
GTS	987	7.2889	7,197	-	7,197
MCS	17,306	9.2506	160,070		160,070
			$165,413,892	$1,721	$165,415,613

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA PLATINUM CONTRACTS:
BDS	3,829,426	$10.9776	$ 42,040,531	$ 21,214	$ 42,061,745
CAS	16,123,178	12.9537	208,840,865	1,075,133	209,915,998
COS	13,234,146	14.7527	195,235,300	396,872	195,632,172
MIT	49,003,728	11.2603	551,778,317	1,812,833	553,591,150
EGS	17,416,607	16.0186	278,979,541	834,633	279,814,174
EIS	3,963,761	14.2652	56,538,115	47,256	56,585,371
FCE	1,169,900	9.3494	10,936,740	119,873	11,056,613
FCG	4,164,308	11.3110	47,100,258	53,133	47,153,391
FCI	1,256,955	11.5075	14,463,725	54,886	14,518,611
GSS	9,623,917	11.1320	107,127,330	203,501	107,330,831
HYS	7,800,151	9.2019	71,741,864	243,330	71,985,194
MSS	4,523,093	15.1253	68,410,605	233,688	68,644,293
MIS	32,630,497	14.7585	481,554,423	929,998	482,484,421
MMS	5,319,403	10.9862	58,436,533	274,148	58,710,681
NWD	4,753,246	16.2788	77,375,239	410,350	77,785,589
RES	14,126,725	12.7530	180,153,426	555,788	180,709,214
RGS	3,623,901	11.2123	40,631,607	74,567	40,706,174
RSS	2,001,503	13.1523	26,324,194	236,665	26,560,859
SIS	1,535,324	10.3225	15,848,663	15,688	15,864,351
TEC	283,087	7.2300	2,046,823	-	2,046,823
TRS	20,955,708	12.0159	251,798,788	1,225,092	253,023,880
UTS	11,646,870	14.9137	173,708,503	264,839	173,973,342
GAA	694,593	10.9303	7,591,399	5,832	7,597,231
GGS	558,947	10.5176	5,877,135	52,957	5,930,092
GGR	3,209,391	14.5301	46,629,481	102,594	46,732,075
GTR	1,216,055	11.2785	13,715,480	38,078	13,753,558
SGS	1,785,408	10.6697	19,048,533	-	19,048,533
GTS	31,509	7.1839	226,409	-	226,409
MCS	353,162	9.2479	3,265,982	-	3,265,982
			$3,057,425,809	$ 9,282,948	$3,066,708,757

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA EXTRA CONTRACTS:
BDS - Level 1	77,459	$10.7940	$ 836,092	$ -	$ 836,092
BDS - Level 2	65,066	10.7836	701,646	-	701,646
BDS - Level 3	214,623	10.7767	2,312,917	-	2,312,917
BDS - Level 4	86,798	10.7662	934,501	-	934,501
CAS - Level 1	693,430	8.8067	6,106,838	-	6,106,838
CAS - Level 2	1,128,952	8.7981	9,932,647	-	9,932,647
CAS - Level 3	2,130,547	8.7924	18,732,587	-	18,732,587
CAS - Level 4	541,268	8.7838	4,752,477	-	4,752,477
COS - Level 1	1,309,871	9.3555	12,254,520	-	12,254,520
COS - Level 2	1,690,475	9.3464	15,799,775	-	15,799,775
COS - Level 3	3,382,049	9.3402	31,589,168	-	31,589,168
COS - Level 4	1,139,592	9.3310	10,630,350	-	10,630,350
MIT - Level 1	1,567,339	10.0762	15,792,847	-	15,792,847
MIT - Level 2	2,171,833	10.0663	21,862,426	-	21,862,426
MIT - Level 3	4,232,336	10.0598	42,576,344	-	42,576,344
MIT - Level 4	1,325,352	10.0499	13,314,939	-	13,314,939
EGS - Level 1	1,479,829	8.7059	12,883,212	-	12,883,212
EGS - Level 2	2,015,613	8.6973	17,530,447	-	17,530,447
EGS - Level 3	4,326,107	8.6916	37,601,000	-	37,601,000
EGS - Level 4	1,307,630	8.6831	11,351,835	-	11,351,835
EIS - Level 1	203,752	12.5910	2,565,453	-	2,565,453
EIS - Level 2	208,713	12.5789	2,625,371	-	2,625,371
EIS - Level 3	454,482	12.5708	5,713,195	-	5,713,195
EIS - Level 4	111,256	12.5586	1,396,992	-	1,396,992
FCE - Level 1	57,546	8.1666	469,951	-	469,951
FCE - Level 2	124,787	8.1587	1,018,101	-	1,018,101
FCE - Level 3	128,994	8.1534	1,051,745	-	1,051,745
FCE - Level 4	60,368	8.1455	491,687	-	491,687
FCG - Level 1	233,234	9.3003	2,169,146	-	2,169,146
FCG - Level 2	341,396	9.2913	3,171,996	-	3,171,996
FCG - Level 3	818,429	9.2852	7,599,307	-	7,599,307
FCG - Level 4	224,129	9.2762	2,078,176	-	2,078,176
FCI - Level 1	96,662	9.7297	940,491	-	940,491
FCI - Level 2	78,014	9.7205	758,336	-	758,336
FCI - Level 3	229,167	9.7143	2,226,203	-	2,226,203
FCI - Level 4	11,409	9.7051	110,563	-	110,563
GSS - Level 1	217,774	10.7679	2,344,964	-	2,344,964
GSS - Level 2	364,621	10.7573	3,922,333	-	3,922,333
GSS - Level 3	531,971	10.7502	5,718,811	-	5,718,811
GSS - Level 4	310,046	10.7396	3,328,604	-	3,328,604
HYS - Level 1	246,939	9.2152	2,275,601	-	2,275,601
HYS - Level 2	277,607	9.2064	2,555,758	-	2,555,758
HYS - Level 3	410,208	9.2005	3,774,115	-	3,774,115
HYS - Level 4	174,044	9.1916	1,599,237	-	1,599,237
MSS - Level 1	342,650	8.2945	2,842,108	-	2,842,108
MSS - Level 2	485,882	8.2864	4,026,200	-	4,026,200
MSS - Level 3	1,051,021	8.2810	8,703,493	-	8,703,493
MSS - Level 4	395,973	8.2729	3,273,475	-	3,273,475
MIS - Level 1	2,157,835	9.4222	20,331,535	-	20,331,535

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA EXTRA CONTRACTS: - CONTINUED
MIS - Level 2	2,559,854	$ 9.4130	$24,095,833	$ -	$ 24,095,833
MIS - Level 3	4,923,997	9.4068	46,319,165	-	46,319,165
MIS - Level 4	1,511,093	9.3976	14,147,054	-	14,147,054
MMS - Level 1	728,487	10.3184	7,516,806	-	7,516,806
MMS - Level 2	741,527	10.3084	7,643,965	-	7,643,965
MMS - Level 3	1,220,849	10.3018	12,576,905	-	12,576,905
MMS - Level 4	568,861	10.2918	5,849,664	-	5,849,664
NWD - Level 1	529,521	10.3314	5,470,703	-	5,470,703
NWD - Level 2	869,196	10.3213	8,971,234	-	8,971,234
NWD - Level 3	1,704,282	10.3146	17,578,921	-	17,578,921
NWD - Level 4	664,181	10.3044	6,842,369	-	6,842,369
RES - Level 1	661,535	9.4985	6,283,600	-	6,283,600
RES - Level 2	721,446	9.4892	6,845,949	-	6,845,949
RES - Level 3	1,500,613	9.4830	14,230,303	-	14,230,303
RES - Level 4	443,675	9.4737	4,202,002	-	4,202,002
RGS - Level 1	67,362	10.2001	687,107	-	687,107
RGS - Level 2	117,704	10.1903	1,199,444	-	1,199,444
RGS - Level 3	222,322	10.1838	2,264,077	-	2,264,077
RGS - Level 4	91,377	10.1739	929,458	-	929,458
RSS - Level 1	307,752	9.2229	2,838,382	-	2,838,382
RSS - Level 2	504,142	9.2139	4,645,141	-	4,645,141
RSS - Level 3	995,558	9.2080	9,167,060	-	9,167,060
RSS - Level 4	272,786	9.1989	2,508,193	-	2,508,193
SIS - Level 1	41,244	10.2398	422,325	-	422,325
SIS - Level 2	72,666	10.2299	743,367	-	743,367
SIS - Level 3	213,393	10.2234	2,181,592	-	2,181,592
SIS - Level 4	23,478	10.2135	239,566	-	239,566
TEC - Level 1	76,758	7.2283	554,831	-	554,831
TEC - Level 2	118,443	7.2234	855,560	-	855,560
TEC - Level 3	211,211	7.2201	1,524,959	-	1,524,959
TEC - Level 4	80,731	7.2151	582,467	-	582,467
TRS - Level 1	531,259	11.4353	6,075,091	-	6,075,091
TRS - Level 2	732,960	11.4242	8,373,481	-	8,373,481
TRS - Level 3	767,913	11.4169	8,767,151	-	8,767,151
TRS - Level 4	263,691	11.4058	3,007,124	-	3,007,124
UTS - Level 1	670,496	10.4779	7,025,377	-	7,025,377
UTS - Level 2	609,336	10.4676	6,378,303	-	6,378,303
UTS - Level 3	1,283,992	10.4608	13,431,577	-	13,431,577
UTS - Level 4	401,366	10.4505	4,191,416	-	4,191,416
GAA - Level 1	26,394	9.8099	258,923	-	258,923
GAA - Level 2	78,745	9.8001	771,716	-	771,716
GAA - Level 3	172,825	9.7937	1,692,603	-	1,692,603
GAA - Level 4	9,050	9.7841	88,473	-	88,473
GGS - Level 1	20,989	10.3268	216,746	-	216,746
GGS - Level 2	70,817	10.3167	730,598	-	730,598
GGS - Level 3	49,235	10.3100	507,615	-	507,615
GGS - Level 4	27,812	10.2999	286,376	-	286,376
GGR - Level 1	346,962	9.0816	3,150,977	-	3,150,977
GGR - Level 2	349,891	9.0727	3,174,465	-	3,174,465

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA EXTRA CONTRACTS: - CONTINUED
GGR - Level 3	869,483	$ 9.0668	$7,883,427	$ -	$ 7,883,427
GGR - Level 4	297,452	9.0579	2,693,256	-	2,693,256
GTR - Level 1	37,443	10.1186	378,868	-	378,868
GTR - Level 2	42,261	10.1087	427,205	-	427,205
GTR - Level 3	61,103	10.1022	617,272	-	617,272
GTR - Level 4	19,112	10.0923	192,795	-	192,795
SGS - Level 1	253,737	8.5749	2,175,773	-	2,175,773
SGS - Level 2	401,168	8.5665	3,436,614	-	3,436,614
SGS - Level 3	850,553	8.5609	7,281,535	-	7,281,535
SGS - Level 4	236,104	8.5525	2,018,462	-	2,018,462
GTS - Level 1	3,116	7.2821	22,691	-	22,691
GTS - Level 2	24,218	7.2788	176,276	-	176,276
GTS - Level 3	33,185	7.2767	241,477	-	241,477
GTS - Level 4	4,925	7.2734	35,824	-	35,824
MCS - Level 1	76,464	9.2420	706,681	-	706,681
MCS - Level 2	142,977	9.2379	1,320,803	-	1,320,803
MCS - Level 3	399,687	9.2351	3,691,168	-	3,691,168
MCS - Level 4	137,221	9.2310	1,265,810	-	1,265,810
			$709,191,466	$ -	$709,191,466

See notes to financial statements

ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA ACCESS CONTRACTS:
BDS - Level 1	9,176	$10.5347	$ 96,664	$ -	$ 96,664
BDS - Level 3	86,674	10.5230	912,064	-	912,064
BDS - Level 4	31,146	10.5160	327,529	-	327,529
BDS - Level 5	47,680	10.5113	501,176	-	501,176
BDS - Level 6	5,855	10.5043	61,446	-	61,446
CAS - Level 1	17,139	8.1552	139,770	-	139,770
CAS - Level 2	60,648	8.1499	494,276	-	494,276
CAS - Level 3	460,577	8.1463	3,751,999	-	3,751,999
CAS - Level 4	381,675	8.1410	3,107,214	-	3,107,214
CAS - Level 5	374,097	8.1375	3,044,200	-	3,044,200
CAS - Level 6	135,475	8.1322	1,101,281	-	1,101,281
COS - Level 1	354,251	8.5007	3,011,399	-	3,011,399
COS - Level 2	169,833	8.4951	1,442,746	-	1,442,746
COS - Level 3	1,194,561	8.4913	10,143,378	-	10,143,378
COS - Level 4	1,030,852	8.4856	8,747,433	-	8,747,433
COS - Level 5	1,008,384	8.4818	8,552,957	-	8,552,957
COS - Level 6	343,358	8.4762	2,908,997	-	2,908,997
MIT - Level 1	155,553	9.5952	1,492,565	-	1,492,565
MIT - Level 2	79,848	9.5887	765,634	-	765,634
MIT - Level 3	710,024	9.5843	6,805,064	-	6,805,064
MIT - Level 4	581,022	9.5777	5,564,875	-	5,564,875
MIT - Level 5	786,960	9.5734	7,533,867	-	7,533,867
MIT - Level 6	176,975	9.5668	1,692,439	-	1,692,439
EGS - Level 1	71,231	7.7668	553,239	-	553,239
EGS - Level 2	110,511	7.7615	857,732	-	857,732
EGS - Level 3	998,232	7.7579	7,744,221	-	7,744,221
EGS - Level 4	633,716	7.7526	4,912,963	-	4,912,963
EGS - Level 5	974,229	7.7491	7,549,369	-	7,549,369
EGS - Level 6	251,053	7.7437	1,943,622	-	1,943,622
EIS - Level 1	109,245	11.7525	1,283,898	-	1,283,898
EIS - Level 2	32,395	11.7453	380,487	-	380,487
EIS - Level 3	294,819	11.7405	3,461,316	-	3,461,316
EIS - Level 4	199,328	11.7333	2,338,763	-	2,338,763
EIS - Level 5	161,525	11.7284	1,894,438	-	1,894,438
EIS - Level 6	37,230	11.7212	435,075	-	435,075
FCE - Level 1	14,188	8.3380	118,298	-	118,298
FCE - Level 3	68,158	8.3301	567,760	-	567,760
FCE - Level 4	31,548	8.3254	262,651	-	262,651
FCE - Level 5	42,569	8.3222	354,270	-	354,270
FCE - Level 6	5,839	8.3175	48,485	-	48,485
FCG - Level 1	32,935	9.1340	300,833	-	300,833
FCG - Level 3	181,787	9.1242	1,658,657	-	1,658,657
FCG - Level 4	130,104	9.1183	1,186,324	-	1,186,324
FCG - Level 5	99,249	9.1144	904,589	-	904,589
FCG - Level 6	31,392	9.1085	285,802	-	285,802
FCI - Level 1	10,749	9.5757	102,933	-	102,933
FCI - Level 3	35,314	9.5657	337,807	-	337,807
FCI - Level 4	16,087	9.5597	153,787	-	153,787
FCI - Level 5	56,398	9.5558	538,927	-	538,927

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA ACCESS CONTRACTS: - CONTINUED
FCI - Level 6	1,488	$ 9.5498	$ 14,223	-	$ 14,223
GSS - Level 3	276,644	10.5268	2,912,171	-	2,912,171
GSS - Level 4	172,554	10.5206	1,815,361	-	1,815,361
GSS - Level 5	112,889	10.5164	1,187,189	-	1,187,189
GSS - Level 6	31,047	10.5102	326,367	-	326,367
HYS - Level 1	16,006	9.1975	147,213	-	147,213
HYS - Level 2	56,265	9.1912	517,149	-	517,149
HYS - Level 3	220,014	9.1871	2,021,281	-	2,021,281
HYS - Level 4	128,702	9.1808	1,181,588	-	1,181,588
HYS - Level 5	66,044	9.1766	606,057	-	606,057
HYS - Level 6	21,175	9.1703	193,853	-	193,853
MSS - Level 2	58,759	8.4348	495,617	-	495,617
MSS - Level 3	191,874	8.4311	1,617,706	-	1,617,706
MSS - Level 4	294,369	8.4256	2,480,233	-	2,480,233
MSS - Level 5	141,896	8.4219	1,195,038	-	1,195,038
MSS - Level 6	39,119	8.4164	328,184	-	328,184
MIS - Level 1	365,773	8.7095	3,185,698	-	3,185,698
MIS - Level 2	112,876	8.7036	982,431	-	982,431
MIS - Level 3	1,292,384	8.6997	11,243,402	-	11,243,402
MIS - Level 4	947,835	8.6939	8,240,377	-	8,240,377
MIS - Level 5	1,040,996	8.6900	9,046,254	-	9,046,254
MIS - Level 6	415,337	8.6842	3,605,845	-	3,605,845
MMS - Level 1	283,269	10.2182	2,894,488	24,077	2,918,565
MMS - Level 2	72,291	10.2114	738,193	-	738,193
MMS - Level 3	707,627	10.2068	7,222,622	-	7,222,622
MMS - Level 4	535,216	10.2000	5,459,210	-	5,459,210
MMS - Level 5	657,819	10.1955	6,706,772	-	6,706,772
MMS - Level 6	228,956	10.1887	2,330,558	-	2,330,558
NWD - Level 1	36,344	9.1201	331,460	-	331,460
NWD - Level 2	43,265	9.1140	394,316	-	394,316
NWD - Level 3	390,879	9.1099	3,560,886	-	3,560,886
NWD - Level 4	356,653	9.1039	3,246,921	-	3,246,921
NWD - Level 5	349,625	9.0998	3,181,516	-	3,181,516
NWD - Level 6	72,653	9.0937	660,456	-	660,456
RES - Level 2	151,887	8.5408	1,297,237	-	1,297,237
RES - Level 3	638,978	8.5369	5,454,881	-	5,454,881
RES - Level 4	518,562	8.5310	4,423,875	-	4,423,875
RES - Level 5	375,730	8.5271	3,203,902	-	3,203,902
RES - Level 6	116,003	8.5213	988,054	-	988,054
RGS - Level 2	57,880	9.9879	578,097	-	578,097
RGS - Level 3	72,193	9.9838	720,756	-	720,756
RGS - Level 4	68,556	9.9776	684,025	-	684,025
RGS - Level 5	40,063	9.9735	399,565	-	399,565
RGS - Level 6	7,486	9.9674	74,405	-	74,405
RSS - Level 1	31,247	9.0485	282,742	-	282,742
RSS - Level 3	268,522	9.0384	2,427,015	-	2,427,015
RSS - Level 4	195,584	9.0324	1,766,592	-	1,766,592
RSS - Level 5	298,934	9.0284	2,698,882	-	2,698,882
RSS - Level 6	62,079	9.0223	566,159	-	566,159

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA ACCESS CONTRACTS: - CONTINUED
SIS - Level 1	9,689	$ 10.0595	$ 97,468	$ -	$ 97,468
SIS - Level 3	39,367	10.0496	395,626	-	395,626
SIS - Level 4	35,590	10.0437	357,452	-	357,452
SIS - Level 5	21,966	10.0397	220,530	-	220,530
SIS - Level 6	1,141	10.0338	11,793	-	11,793
TEC - Level 1	281,559	7.7100	2,170,821	-	2,170,821
TEC - Level 2	142,694	7.7050	1,099,455	-	1,099,455
TEC - Level 3	548,800	7.7016	4,226,652	-	4,226,652
TEC - Level 4	538,339	7.6966	4,143,373	-	4,143,373
TEC - Level 5	253,221	7.6932	1,948,088	-	1,948,088
TEC - Level 6	49,366	7.6882	380,021	-	380,021
TRS - Level 1	41,995	10.9931	461,653	-	461,653
TRS - Level 2	68,186	10.9864	749,119	-	749,119
TRS - Level 3	307,559	10.9819	3,377,578	-	3,377,578
TRS - Level 4	295,198	10.9752	3,239,851	-	3,239,851
TRS - Level 5	324,903	10.9707	3,564,412	-	3,564,412
TRS - Level 6	37,554	10.9640	411,537	-	411,537
UTS - Level 1	54,728	9.8521	539,186	-	539,186
UTS - Level 2	109,577	9.8458	1,078,870	-	1,078,870
UTS - Level 3	526,275	9.8415	5,179,336	-	5,179,336
UTS - Level 4	449,790	9.8351	4,423,733	-	4,423,733
UTS - Level 5	491,066	9.8308	4,827,592	-	4,827,592
UTS - Level 6	50,011	9.8244	488,819	-	488,819
GAA - Level 3	9,938	9.4535	93,953	-	93,953
GAA - Level 4	15,496	9.4484	146,410	-	146,410
GAA - Level 5	37,076	9.4450	350,184	-	350,184
GAA - Level 6	1,677	9.4399	15,772	-	15,772
GGS - Level 3	38,750	10.3375	400,579	-	400,579
GGS - Level 4	12,309	10.3312	127,172	-	127,172
GGS - Level 5	10,061	10.3271	103,900	-	103,900
GGS - Level 6	490	10.3208	5,033	-	5,033
GGR - Level 2	61,167	8.4073	514,249	-	514,249
GGR - Level 3	165,543	8.4035	1,391,143	-	1,391,143
GGR - Level 4	248,860	8.3977	2,089,868	-	2,089,868
GGR - Level 5	244,064	8.3939	2,048,650	-	2,048,650
GGR - Level 6	30,327	8.3882	254,086	-	254,086
GTR - Level 1	9,849	9.9824	98,318	-	98,318
GTR - Level 3	13,660	9.9713	136,205	-	136,205
GTR - Level 4	19,009	9.9647	189,420	-	189,420
GTR - Level 5	29,500	9.9602	293,829	-	293,829
GTR - Level 6	6,961	9.9536	69,234	-	69,234
SGS - Level 1	268,479	8.3629	2,245,262	-	2,245,262
SGS - Level 2	124,382	8.3575	1,039,516	-	1,039,516
SGS - Level 3	648,834	8.3538	5,420,248	-	5,420,248
SGS - Level 4	451,638	8.3484	3,770,449	-	3,770,449
SGS - Level 5	198,417	8.3448	1,655,740	-	1,655,740
SGS - Level 6	185,004	8.3393	1,541,807	-	1,541,807
GTS - Level 3	11,974	7.2832	87,210	-	87,210
GTS - Level 4	7,540	7.2799	54,887	-	54,887

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA ACCESS CONTRACTS: - CONTINUED
GTS - Level 5	23,618	$ 7.2777	$ 171,869	$ -	$ 171,869
MCS - Level 1	10,530	9.2503	97,409	-	97,409
MCS - Level 2	14,752	9.2461	136,395	-	136,395
MCS - Level 3	94,439	9.2434	872,937	-	872,937
MCS - Level 4	107,236	9.2393	990,779	-	990,779
MCS - Level 5	160,531	9.2365	1,482,749	-	1,482,749
MCS - Level 6	99,581	9.2324	919,140	-	919,140
			$300,219,408	$24,077	$300,243,485

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA CHOICE CONTRACTS:
BDS - Level 2	62,271	$10.5347	$ 656,008	$ -	$ 656,008
BDS - Level 3	29,888	10.5300	314,721	-	314,721
BDS - Level 4	41,361	10.5277	435,439	-	435,439
BDS - Level 5	128,272	10.5230	1,349,803	-	1,349,803
BDS - Level 6	49,564	10.5160	519,473	-	519,473
CAS - Level 1	9,289	8.0903	75,150	4,484	79,634
CAS - Level 2	358,590	8.0848	2,899,144	-	2,899,144
CAS - Level 3	144,013	8.0813	1,163,803	-	1,163,803
CAS - Level 4	621,987	8.0795	5,025,322	-	5,025,322
CAS - Level 5	1,152,866	8.0759	9,310,382	-	9,310,382
CAS - Level 6	410,764	8.0705	3,314,840	-	3,314,840
COS - Level 2	542,845	8.2203	4,462,360	10,029	4,472,389
COS - Level 3	168,372	8.2166	1,383,439	-	1,383,439
COS - Level 4	974,321	8.2147	8,003,760	-	8,003,760
COS - Level 5	2,057,010	8.2110	16,890,006	-	16,890,006
COS - Level 6	530,318	8.2053	4,350,722	-	4,350,722
MIT - Level 2	662,105	9.7233	6,437,881	5,992	6,443,873
MIT - Level 3	106,576	9.7190	1,035,812	-	1,035,812
MIT - Level 4	744,449	9.7168	7,233,692	-	7,233,692
MIT - Level 5	1,982,246	9.7125	19,252,546	-	19,252,546
MIT - Level 6	623,357	9.7060	6,049,214	-	6,049,214
EGS - Level 1	9,525	7.7721	74,029	4,932	78,961
EGS - Level 2	564,969	7.7668	4,387,993	-	4,387,993
EGS - Level 3	167,798	7.7632	1,302,661	-	1,302,661
EGS - Level 4	913,512	7.7615	7,090,203	-	7,090,203
EGS - Level 5	2,170,423	7.7579	16,837,999	-	16,837,999
EGS - Level 6	578,558	7.7526	4,485,365	-	4,485,365
EIS - Level 2	112,270	12.1428	1,363,271	-	1,363,271
EIS - Level 3	20,757	12.1376	251,945	-	251,945
EIS - Level 4	131,403	12.1349	1,594,559	-	1,594,559
EIS - Level 5	329,803	12.1296	4,000,382	-	4,000,382
EIS - Level 6	70,298	12.1217	847,318	-	847,318
FCE - Level 2	16,933	8.1595	138,163	-	138,163
FCE - Level 3	20,014	8.1559	163,231	-	163,231
FCE - Level 4	50,636	8.1540	412,891	-	412,891
FCE - Level 5	105,050	8.1504	856,203	-	856,203
FCE - Level 6	54,411	8.1450	443,296	-	443,296
FCG - Level 1	9,690	9.1063	88,236	-	88,236
FCG - Level 2	75,354	9.1002	685,738	-	685,738
FCG - Level 3	19,952	9.0962	181,484	-	181,484
FCG - Level 4	143,533	9.0941	1,305,313	-	1,305,313
FCG - Level 5	395,096	9.0901	3,591,468	-	3,591,468
FCG - Level 6	116,665	9.0840	1,059,428	-	1,059,428
FCI - Level 2	36,126	9.5954	346,649	-	346,649
FCI - Level 4	31,240	9.5915	299,577	-	299,577
FCI - Level 5	72,137	9.5855	691,474	-	691,474
FCI - Level 6	26,179	9.5796	250,853	-	250,853
GSS - Level 2	173,385	10.6258	1,842,349	-	1,842,349
GSS - Level 3	20,304	10.6210	215,652	-	215,652
GSS - Level 4	209,319	10.6187	2,222,697	-	2,222,697
GSS - Level 5	370,992	10.6140	3,937,694	-	3,937,694
GSS - Level 6	120,982	10.6069	1,283,193	-	1,283,193

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA CHOICE CONTRACTS: - CONTINUED
HYS - Level 2	112,132	$ 9.1845	$ 1,029,879	$ -	$ 1,029,879
HYS - Level 3	25,020	9.1804	229,694	-	229,694
HYS - Level 4	143,301	9.1784	1,315,272	-	1,315,272
HYS - Level 5	278,253	9.1743	2,552,777	-	2,552,777
HYS - Level 6	104,240	9.1682	955,158	-	955,158
MSS - Level 2	160,500	8.8670	1,423,152	-	1,423,152
MSS - Level 3	40,787	8.8633	361,509	-	361,509
MSS - Level 4	145,449	8.8615	1,288,890	-	1,288,890
MSS - Level 5	318,263	8.8577	2,819,093	-	2,819,093
MSS - Level 6	64,615	8.8522	569,486	-	569,486
MIS - Level 1	41,788	8.7153	364,198	10,053	374,251
MIS - Level 2	825,447	8.7095	7,189,214	-	7,189,214
MIS - Level 3	147,610	8.7988	1,298,791	-	1,298,791
MIS - Level 4	1,222,281	8.7036	10,638,301	-	10,638,301
MIS - Level 5	3,410,945	8.6997	29,674,334	-	29,674,334
MIS - Level 6	835,704	8.6939	7,263,050	-	7,263,050
MMS - Level 1	16,332	10.2312	167,094	-	167,094
MMS - Level 2	156,253	10.2243	1,597,571	-	1,597,571
MMS - Level 4	136,521	10.2174	1,394,886	-	1,394,886
MMS - Level 5	324,280	10.2128	3,311,807	-	3,311,807
MMS - Level 6	204,046	10.2059	2,082,689	-	2,082,689
NWD - Level 2	228,703	8.5929	1,965,223	-	1,965,223
NWD - Level 3	96,431	8.5890	828,245	-	828,245
NWD - Level 4	333,331	8.5870	2,862,316	-	2,862,316
NWD - Level 5	830,845	8.5831	7,131,229	-	7,131,229
NWD - Level 6	274,903	8.5772	2,358,208	-	2,358,208
RES - Level 2	287,774	8.8839	2,556,553	4,684	2,561,237
RES - Level 3	136,123	8.8800	1,208,774	-	1,208,774
RES - Level 4	474,565	8.8781	4,213,231	-	4,213,231
RES - Level 5	1,097,956	8.8742	9,743,498	-	9,743,498
RES - Level 6	377,470	8.8684	3,347,075	-	3,347,075
RGS - Level 2	41,097	10.0616	413,500	-	413,500
RGS - Level 3	11,505	10.0574	115,711	-	115,711
RGS - Level 4	70,162	10.0554	705,500	-	705,500
RGS - Level 5	127,800	10.0512	1,284,536	-	1,284,536
RGS - Level 6	40,111	10.0449	402,939	-	402,939
RSS - Level 2	147,311	8.9190	1,313,871	-	1,313,871
RSS - Level 3	75,847	8.9150	676,174	-	676,174
RSS - Level 4	160,450	8.9129	1,430,082	-	1,430,082
RSS - Level 5	459,368	8.9089	4,092,445	-	4,092,445
RSS - Level 6	113,049	8.9028	1,004,180	-	1,004,180
SIS - Level 2	28,461	10.0431	285,832	-	285,832
SIS - Level 3	26,165	10.0388	262,662	-	262,662
SIS - Level 4	65,392	10.0366	656,316	-	656,316
SIS - Level 5	91,957	10.0324	922,540	-	922,540
SIS - Level 6	22,010	10.0259	220,596	-	220,596
TEC - Level 1	21,540	7.7449	166,828	-	166,828
TEC - Level 2	141,204	7.7398	1,092,896	-	1,092,896
TEC - Level 3	41,719	7.7365	322,759	-	322,759
TEC - Level 4	183,811	7.7348	1,421,734	-	1,421,734
TEC - Level 5	644,712	7.7314	4,984,512	-	4,984,512
TEC - Level 6	156,214	7.7263	1,207,638	-	1,207,638

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA CHOICE CONTRACTS: - CONTINUED
TRS - Level 2	219,370	$ 11.2029	$ 2,457,576	$13,856	$ 2,471,432
TRS - Level 3	10,625	11.1981	118,984	-	118,984
TRS - Level 4	325,729	11.1957	3,646,755	-	3,646,755
TRS - Level 5	556,497	11.1909	6,227,677	-	6,227,677
TRS - Level 6	188,022	11.1836	2,102,566	-	2,102,566
UTS - Level 2	348,917	9.6922	3,381,763	10,460	3,392,223
UTS - Level 3	95,664	9.6878	926,768	-	926,768
UTS - Level 4	487,384	9.6856	4,720,588	-	4,720,588
UTS - Level 5	985,298	9.6812	9,538,822	-	9,538,822
UTS - Level 6	245,771	9.6745	2,376,495	-	2,376,495
GAA - Level 2	11,274	9.5718	107,910	-	107,910
GAA - Level 3	9,347	9.5681	89,429	-	89,429
GAA - Level 4	15,475	9.5662	148,035	-	148,035
GAA - Level 5	38,826	9.5625	371,270	-	371,270
GAA - Level 6	3,760	9.5568	36,000	-	36,000
GGS - Level 2	10,314	10.2736	105,965	-	105,965
GGS - Level 3	12,317	10.2690	126,480	-	126,480
GGS - Level 4	12,672	10.2667	130,099	-	130,099
GGS - Level 5	54,231	10.2622	556,531	-	556,531
GGS - Level 6	33,261	10.2553	341,166	-	341,166
GGR - Level 2	155,157	8.9115	1,382,692	-	1,382,692
GGR - Level 3	4,354	8.9077	38,787	-	38,787
GGR - Level 4	201,984	8.9058	1,798,837	-	1,798,837
GGR - Level 5	376,659	8.9020	3,353,028	-	3,353,028
GGR - Level 6	88,602	8.8963	786,087	-	786,087
GTR - Level 2	6,315	9.9684	62,947	-	62,947
GTR - Level 4	25,601	9.9630	255,066	-	255,066
GTR - Level 5	20,862	9.9593	207,774	-	207,774
GTR - Level 6	5,255	9.9538	52,293	-	52,293
SGS - Level 2	135,296	8.4758	1,146,734	3,620	1,150,354
SGS - Level 3	25,507	8.4721	216,098	-	216,098
SGS - Level 4	261,952	8.4703	2,218,809	-	2,218,809
SGS - Level 5	599,690	8.4666	5,077,349	-	5,077,349
SGS - Level 6	136,093	8.4612	1,151,231	-	1,151,231
GTS - Level 2	11,107	7.2886	80,953	-	80,953
GTS - Level 3	9,402	7.2865	68,504	-	68,504
GTS - Level 4	3,533	7.2854	25,742	-	25,742
GTS - Level 5	14,516	7.2832	105,725	-	105,725
GTS - Level 6	2,093	7.2799	15,277	-	15,277
MCS - Level 2	34,282	9.2503	317,116	-	317,116
MCS - Level 3	32,880	9.2475	304,063	-	304,063
MCS - Level 4	135,289	9.2461	1,250,905	-	1,250,905
MCS - Level 5	257,499	9.2434	2,380,166	-	2,380,166
MCS - Level 6	44,338	9.2393	409,435	-	409,435
		$ 359,355,776		$68,110	$359,423,886

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION - December 31, 2000 - continued
NET ASSETS APPLICABLE TO CONTRACT OWNERS: - CONTINUED	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities

	Units	Unit Value	Value		Total
MFS REGATTA FLEX 4 CONTRACTS:
CAS - Level 5	3,309	$ 8.7653	$ 29,008	$ -	$ 29,008
COS - Level 3	528	8.9505	4,726	-	4,726
COS - Level 5	404	8.9472	3,616	-	3,616
MIT - Level 3	484	9.7203	4,706	-	4,706
MIT - Level 4	309	9.7182	3,000	-	3,000
MIT - Level 5	4,449	9.7168	43,226	-	43,226
EGS - Level 5	2,246	8.7702	19,690	-	19,690
EIS - Level 4	707	10.6075	7,500	-	7,500
EIS - Level 5	1,998	10.6059	21,180	-	21,180
FCG - Level 5	2,079	9.7135	20,191	-	20,191
GSS - Level 5	4,857	10.3667	50,346	-	50,346
HYS - Level 5	2,068	9.7171	20,086	-	20,086
MIS - Level 3	526	8.9598	4,709	-	4,709
MIS - Level 4	1,172	8.9578	10,500	-	10,500
MIS - Level 5	3,062	8.9565	27,432	-	27,432
MMS - Level 5	9,973	10.0682	100,410	-	100,410
NWD - Level 4	164	9.1675	1,500	-	1,500
NWD - Level 5	2,248	9.1661	20,610	-	20,610
RSS - Level 4	314	9.5692	3,000	-	3,000
TRS - Level 3	453	10.3812	4,699	-	4,699
TRS - Level 4	289	10.3789	3,000	-	3,000
TRS - Level 5	376	10.3774	3,908	-	3,908
UTS - Level 5	2,091	9.8905	20,684	-	20,684
GGR - Level 5	1,747	9.2069	16,086	-	16,086
MCS - Level 4	169	8.8813	1,500	-	1,500
MCS - Level 5	2,273	8.8800	20,187	-	20,187
			$ 465,500	$ -	$ 465,500
Net Assets			$13,275,681,478	$45,730,421	$13,321,411,899

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - Year Ended December 31, 2000
	BDS	CAS	COS	MIT
	Sub-Account	Sub-Account	Sub-Account	Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 2,376,672	$ 229,759,796	$ 59,697,952	$ 151,163,534
Mortality and expense risk charges	(748,920)	(22,105,743)	(7,397,836)	(25,648,793)
Distribution and administrative expense charges	(89,870)	(2,652,689)	(887,740)	(3,077,855)
Net investment income (loss)	$ 1,537,882	$ 205,001,364	$ 51,412,376	$ 122,436,886
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions: Proceeds from Sales	$ 13,754,085	$ 404,615,495	$ 59,298,268	$ 335,636,379

Cost of investments sold	(13,997,518)	(289,475,762)	(33,473,926)	(225,129,416)
Net realized gains (losses)	$ (243,433)	$ 115,139,733	$ 25,824,342	$ 110,506,963
Net unrealized appreciation (depreciation) on investments:

End of year	$ 3,315,903	$ (71,625,585)	$ 466,817	$ 68,267,352
Beginning of year	(731,928)	473,751,561	136,961,819	331,150,359
Change in unrealized appreciation (depreciation)
	$ 4,047,831	$(545,377,146)	$(136,495,002)	$ (262,883,007)
Realized and unrealized gains (losses)	$ 3,804,398	$(430,237,413)	$(110,670,660)	$ (152,376,044)
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS	$ 5,342,280	$(225,236,049)	$ (59,258,284)	$ (29,939,158)

EGS Sub-Account

INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 132,865,620
Mortality and expense risk charges	(17,653,345)
Distribution and administrative expense charges	(2,118,401)
Net investment income (loss)	$ 113,093,874
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 174,185,082
Cost of investments sold	(76,408,253)
Net realized gains (losses)	$ 97,776,829
Net unrealized appreciation (depreciation) on investments:
End of year	$ 168,421,597
Beginning of year	696,941,762
Change in unrealized appreciation (depreciation)	$(528,520,165)
Realized and unrealized gains (losses)	$(430,743,336)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$(317,649,462)

	EIS	FCE	FCG	FCI
	Sub-Account	Sub-Account	Sub-Account	Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 546,227	$ 4,859	$ 1,557,547	$ 8,131,650
Mortality and expense risk charges	(817,047)	(491,167)	(1,133,631)	(999,935)
Distribution and administrative expense charges	(98,046)	(58,940)	(136,036)	(119,992)
Net investment income (loss)	$ (368,866)	$ (545,248)	$ 287,880	$ 7,011,723
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 11,874,492	$ 19,608,577	$ 36,665,018	$ 53,493,994
Cost of investments sold	(10,688,070)	(16,662,160)	(31,280,492)	(51,585,346)
Net realized gains (losses)	$ 1,186,422	$ 2,946,417	$ 5,384,526	$ 1,908,648
Net unrealized appreciation (depreciation) on investments:
End of year	$ 19,604,463	$ (5,864,182)	$ (132,948)	$ 148,843
Beginning of year	815,964	7,573,821	14,196,828	11,755,882
Change in unrealized appreciation (depreciation)	$ 18,788,499	$ (13,438,003)	$ (14,329,776)	$ (11,607,039)
Realized and unrealized gains (losses)	$ 19,974,921	$ (10,491,586)	$ (8,945,250)	$ (9,698,391)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 19,606,055	$ (11,036,834)	$ (8,657,370)	$ (2,686,668)

GSS Sub-Account

INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 27,076,668
Mortality and expense risk charges	(5,592,042)
Distribution and administrative expense charges	(671,045)
Net investment income (loss)	$ 20,813,581
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 142,112,893
Cost of investments sold	(143,756,023)
Net realized gains (losses)	$ (1,643,130)
Net unrealized appreciation (depreciation) on investments:
End of year	$ 14,182,490
Beginning of year	(13,183,512)
Change in unrealized appreciation (depreciation)	$ 27,366,002
Realized and unrealized gains (losses)	$ 25,722,872
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 46,536,453

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - YEAR ENDED DECEMBER 31, 2000 - continued
	HYS Sub-Account	MSS Sub-Account	MIS Sub-Account	MMS Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain
distributions received	$ 26,830,340	$ 115,341,726	$ 28,048,136	$ 22,048,663
Mortality and expense risk charges	(3,601,020)	(7,562,475)	(9,622,355)	(4,688,059)
Distribution and administrative
expense charges	(432,122)	(907,497)	(1,154,683)	(562,567)
Net investment income (loss)	$ 22,797,198	$ 106,871,754	$ 17,271,098	$ 16,798,037
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on
investment transactions:
Proceeds from sales	$100,905,968	$ 127,174,981	$ 59,635,661	$704,416,907
Cost of investments sold	(115,457,467)	(82,422,477)	(39,367,628)	(704,416,907)
Net realized gains (losses)	$ (14,551,499)	$ 44,752,504	$ 20,268,033	$ -
Net unrealized appreciation
(depreciation) on investments:
End of year	$ (40,406,353)	$ (16,375,940)	$ (4,363,775)	$ -
Beginning of year	(8,680,569)	284,470,613	114,855,426	-
Change in unrealized appreciation
(depreciation)	$ (31,725,784)	$(300,846,553)	$(119,219,201)	$ -
Realized and unrealized gains (losses)	$ (46,277,283)	$(256,094,049)	$ (98,951,168)	$ -
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS	$ (23,480,085)	$(149,222,295)	$ (81,680,070)	$ 16,798,037

	NWD Sub-Account	RES Sub-Account	RGS Sub-Account	RSS Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain
distributions received	$ 6,461,103	$ 127,950,420	$ 1,397,379	$ 2,181,345
Mortality and expense risk
charges	(1,703,893)	(15,360,179)	(1,017,234)	(648,894)
Distribution and administrative
expense charges	(204,467)	(1,843,221)	(122,068)	(77,867)
Net investment income
(loss)	$ 4,552,743	$ 110,747,020	$ 258,077	$ 1,454,584
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on
investment transactions:
Proceeds from sales	$ 29,303,100	$ 142,562,970	$ 18,581,040	$ 10,780,660
Cost of investments sold	(17,575,743)	(82,951,340)	(16,169,422)	(8,475,182)
Net realized gains
(losses)	$ 11,727,357	$ 59,611,630	$ 2,411,618	$ 2,305,478
Net unrealized appreciation
(depreciation) on investments:
End of year	$ (5,896,477)	$ 130,154,676	$ 4,133,644	$ (3,573,617)
Beginning of year	21,187,835	369,190,915	5,552,651	6,041,356
Change in unrealized
appreciation
(depreciation)	$(27,084,312)	$(239,036,239)	$ (1,419,007)	$ (9,614,973)
Realized and unrealized gains
(losses)	$(15,356,955)	$(179,424,609)	$ 992,611	$ (7,309,495)
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS	$(10,804,212)	$ (68,677,589)	$ 1,250,688	$ (5,854,911)
SIS Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain
distributions received	$ 896,243
Mortality and expense risk charges	(301,003)
Distribution and administrative
expense charges	(36,120)
Net investment income (loss)	$ 559,120
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on
investment transactions:
Proceeds from sales	$ 6,293,880
Cost of investments sold	(6,135,359)
Net realized gains (losses)	$ 158,521
Net unrealized appreciation
(depreciation) on investments:
End of year	$ 257,101
Beginning of year	463,814
Change in unrealized appreciation
(depreciation)	$ (206,713)
Realized and unrealized gains (losses)	$ (48,192)
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS	$ 510,928

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS - YEAR ENDED DECEMBER 31, 2000 - continued
	TEC(a) Sub-Account	TRS Sub-Account	UTS Sub-Account	GAA Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ -	$ 162,152,566	$ 43,299,993	$ 6,310,603
Mortality and expense risk charges	(84,183)	(19,977,714)	(5,801,483)	(1,463,441)
Distribution and administrative expense charges	(10,102)	(2,397,326)	(696,178)	(175,613)
Net investment income (loss)	$ (94,285)	$139,777,526	$ 36,802,332	$ 4,671,549
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 1,089,248	$ 437,583,044	$ 36,501,474	$ 18,697,962
Cost of investments sold	(1,261,166)	(405,658,555)	(25,602,884)	(16,412,606)
Net realized gains (losses)	$ (171,918)	$ 31,924,489	$ 10,898,590	$ 2,285,356
Net unrealized appreciation (depreciation) on investments:
End of year	$ (7,346,993)	$ 40,889,931	$ 49,775,622	$ 2,415,687
Beginning of year	-	(14,746,361)	77,255,375	13,719,084
Change in unrealized Appreciation (depreciation)	$ (7,346,993)	$ 55,636,292	$ (27,479,753)	$(11,303,397)
Realized and unrealized gains (losses)	$ (7,518,911)	$ 87,560,781	$ (16,581,163)	$ (9,018,041)
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS	$ (7,613,196)	$ 227,338,307	$ 20,221,169	$ (4,346,492)
GGS Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 2,420,231
Mortality and expense risk charges	(703,794)
Distribution and administrative expense charges	(84,455)
Net investment income (loss)	$ 1,631,982
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 21,940,086
Cost of investments sold	(26,088,019)
Net realized gains (losses)	$ (4,147,933)
Net unrealized appreciation (depreciation) on investments:
End of year	$ (3,432,052)
Beginning of year	(5,513,624)
Change in unrealized appreciation (depreciation)	$ 2,081,572
Realized and unrealized gains (losses)	$ (2,066,361)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (434,379)

	GGR Sub-Account	GTR Sub-Account	SGS Sub-Account	GTS(b) Sub-Account
INCOME AND EXPENSES:
Dividend income and capital gain distributions received	$ 63,822,469	$ 7,281,344	$ 27,121	$ -
Mortality and expense risk charges	(5,269,745)	(1,197,368)	(649,970)	(2,843)
Distribution and administrative expense charges	(632,369)	(143,684)	(77,996)	(341)
Net investment income (loss)	$ 57,920,355	$ 5,940,292	$ (700,845)	$ (3,184)
REALIZED AND UNREALIZED GAINS (LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 74,146,265	$ 16,807,198	$ 12,683,045	$ 27,491
Cost of investments sold	(48,140,444)	(14,227,229)	(11,644,958)	(30,602)
Net realized gains (losses)	$ 26,005,821	$ 2,579,969	$ 1,038,087	$ (3,111)
Net unrealized appreciation
(depreciation) on investments:
End of year	$ 29,854,395	$ 4,162,882	$ (12,358,957)	$ (281,437)
Beginning of year	178,498,769	11,918,237	1,072,320	-
Change in unrealized Appreciation (depreciation)	$ (148,644,374)	$ (7,755,355)	$ (13,431,277)	$ (281,437)
Realized and unrealized gains (losses)	$ (122,638,553)	$ (5,175,386)	$ (12,393,190)	$ (284,548)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (64,718,198)	$ 764,906	$ (13,094,035)	$ (287,732)

MCS(b) Sub-Account

INCOME AND EXPENSES:
Dividend income and capital gain
distributions received	$ -
Mortality and expense risk charges	(51,675)
Distribution and administrative expense charges	(6,201)
Net investment income (loss)	$ (57,876)
REALIZED AND UNREALIZED GAINS
(LOSSES):
Realized gains (losses) on investment transactions:
Proceeds from sales	$ 698,854
Cost of investments sold	(758,794)
Net realized gains (losses)	$ (59,940)
Net unrealized appreciation
(depreciation) on investments:
End of year	$ (1,196,996)
Beginning of year	-
Change in unrealized appreciation (depreciation)	$ (1,196,996)
Realized and unrealized gains (losses)	$ (1,256,936)
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS	$ (1,314,812)

(a) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

(b) For the period September 11, 2000 (commencement of operations) through December 31, 2000.

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS
	BDS Sub-Account		CAS Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 1,537,882	$ (64,548)	$ 205,001,364	$ 144,473,869
Net realized gains (losses)	(243,433)	(20,595)	115,139,733	105,714,742
Net unrealized gains (losses)	4,047,831	(1,017,930)	(545,377,146)	186,413,366
Increase (Decrease) in net assets from operations	$ 5,342,280	$ (1,103,073)	$ (225,236,049)	$ 436,601,977
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments received	$ 12,292,708	$ 11,283,792	$ 120,462,569	$ 76,869,793
Net transfers between
Sub-Accounts and Fixed Account	11,704,451	26,002,672	53,567,502	2,132,992
Withdrawals, surrenders, annuitizations and contract charges	(5,586,301)	(3,714,192)	(220,619,568)	(174,746,999)
Net accumulation activity	$ 18,410,858	$ 33,572,272	$ (46,589,497)	$ (95,744,214)
Annuitization Activity:
Annuitizations	$ 20,734	$ 79,698	$ 1,565,991	$ 1,893,718
Annuity payments and contract charges	(90,994)	(25,302)	(1,975,291)	(1,271,221)
Net Transfers between
Sub-Accounts	-	-	1,603	109,831
Adjustments to annuity reserves	(52,288)	2,648	(31,320)	(272,714)
Net annuitization activity	$ (122,548)	$ 57,044	$ (439,017)	$ 459,614
Increase (Decrease) in net assets from contract owner transactions	$ 18,288,310	$ 33,629,316	$ (47,028,514)	$ (95,284,600)
Increase (Decrease) in net assets	$ 23,630,590	$ 32,526,243	$ (272,264,563)	$ 341,317,377
NET ASSETS:
Beginning of year	52,108,331	19,582,088	1,835,767,127	1,494,449,750
End of year..	$ 75,738,921	$ 52,108,331	$1,563,502,564	$ 1,835,767,127

	COS Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 51,412,376	$ 1,603,428
Net realized gains (losses)	25,824,342	10,214,814
Net unrealized gains

(losses)	(136,495,002)	104,479,069
Increase (Decrease) in
net assets from operations	$ (59,258,284)	$116,297,311
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments
received	$188,488,711	$ 42,581,763
Net transfers between
Sub-Accounts and Fixed
Account	173,050,060	100,363,903
Withdrawals, surrenders,
annuitizations and
contract charges	(52,708,744)	(18,079,962)
Net accumulation
activity	$308,830,027	$124,865,704
Annuitization Activity:
Annuitizations	$ 645,834	$ 359,014
Annuity payments and
contract charges	(448,595)	(143,073)
Net Transfers between
Sub-Accounts	-	33,759
Adjustments to annuity
reserves	205,602	(43,544)
Net annuitization
activity	$ 402,841	$ 206,156
Increase (Decrease) in
net assets from contrac
owner transactions	$309,232,868	$125,071,860
Increase (Decrease) in net
assets	$249,974,584	$241,369,171
NET ASSETS:
Beginning of year	428,729,157	187,359,986
End of year	$678,703,741	$428,729,157

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	MIT Sub-Account		EGS Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income
(loss)	$ 122,436,886	$ 116,479,963	$ 113,093,874	$ 452,941
Net realized gains
(losses)	110,506,963	116,205,611	97,776,829	60,071,700
Net unrealized gains
(losses)	(262,883,007)	(121,684,348)	(528,520,165)	502,048,606
Increase (Decrease) in
net assets from
operations	$ (29,939,158)	$ 111,001,226	$ (317,649,462)	$ 562,573,247
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments
received	$ 204,855,593	$ 200,798,865	$ 211,141,201	$ 72,378,390
Net transfers between
Sub-Accounts and Fixed
Account	47,197,414	215,949,849	168,377,777	80,609,004
Withdrawals, surrenders,
annuitizations and
contract charges	(201,810,388)	(159,633,917)	(121,215,216)	(63,348,442)
Net accumulation
activity	$ 50,242,619	$ 257,114,797	$ 258,303,762	$ 89,638,952
Annuitization Activity:
Annuitizations	$ 1,238,034	$ 2,805,581	$ 1,078,807	$ 1,166,495
Annuity payments and
contract charges	(1,378,085)	(993,419)	(980,952)	(240,170)
Net Transfers between
Sub-Accounts	18,376	(31,426)	70	24,221
Adjustments to annuity
reserves	(147,752)	(68,461)	152,251	(5,370)
Net annuitization
activity	$ (269,427)	$ 1,712,275	$ 250,176	$ 945,176
Increase (Decrease) in net
assets from contract owner
transactions	$ 47,973,192	$ 258,827,072	$ 258,553,938	$ 90,584,128
Increase (Decrease) in
net assets	$ 20,034,034	$ 369,828,298	$ (59,095,524)	$ 653,157,375
NET ASSETS:
Beginning of year	2,096,720,038	1,726,891,740	1,354,104,868	700,947,493
End of year	$2,116,754,072	$2,096,720,038	$1,295,009,344	$ 1,354,104,868

	EIS Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income
(loss)	$ (368,866)	$ (268,821)
Net realized gains
(losses)	1,186,422	950,678
Net unrealized gains
(losses)	18,788,499	220,608
Increase (Decrease) in
net assets from
operations	$ 19,606,055	$ 902,465
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments
received	$ 28,419,453	$11,769,375
Net transfers between
Sub-Accounts and Fixed
Account	40,299,271	22,083,804
Withdrawals, surrenders,
annuitizations and
contract charges	(6,195,560)	(2,323,339)
Net accumulation
activity	$ 62,523,164	$31,529,840
Annuitization Activity:
Annuitizations	$ 31,514	$ 12,343
Annuity payments and
contract charges	(762)	(181)
Net Transfers between
Sub-Accounts	-	-
Adjustments to annuity
reserves	243	(177)
Net annuitization
activity	$ 30,995	$ 11,985
Increase (Decrease) in net
assets from contract owne
transactions	$ 62,554,159	$31,541,825
Increase (Decrease) in
net assets	$ 82,160,214	$32,444,290
NET ASSETS:
Beginning of year	40,936,047	8,491,757
End of year	$123,096,261	$40,936,047

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	FCE Sub-Account		FCG Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income
(loss)	$ (545,248)	$ (333,930)	$ 287,880	$ (399,246)
Net realized gains
(losses)	2,946,417	(1,729,186)	5,384,526	1,603,586
Net unrealized gains
(losses)	(13,438,003)	12,931,317	(14,329,776)	14,716,273
Increase (Decrease) in
net assets from
operations	$ (11,036,834)	$ 10,868,201	$ (8,657,370)	$ 15,920,613
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments
received	$ 8,051,513	$ 2,257,666	$ 32,252,354	$ 7,721,195
Net transfers between
Sub-Accounts and Fixed
Account	5,817,273	10,148,747	32,339,634	10,540,394
Withdrawals, surrenders,
annuitizations and
contract charges	(4,459,000)	(2,575,449)	(6,112,540)	(3,292,901)
Net accumulation
activity	$ 9,409,786	$ 9,830,964	$ 58,479,448	$ 14,968,688
Annuitization Activity:
Annuitizations	$ 61,320	$ 154,638	$ 69,727	$ 39,173
Annuity payments and
contract charges	(139,157)	(8,635)	(23,992)	(9,967)
Net transfers between
Sub-Accounts	-	54,153	-	-
Adjustments to annuity
reserves	81,906	(3,330)	2,479	(15,216)
Net annuitization
activity	$ 4,069	$ 196,826	$ 48,214	$ 13,990
Increase (Decrease) in net
assets from contract owner
transactions	$ 9,413,855	$ 10,027,790	$ 58,527,662	$ 14,982,678
Increase (Decrease) in net
assets	$ (1,622,979)	$ 20,895,991	$ 49,870,292	$ 30,903,291
NET ASSETS:
Beginning of year	37,872,729	16,976,738	66,209,989	35,306,698
End of year	$ 36,249,750	$ 37,872,729	$ 116,080,281	$ 66,209,989

	FCI Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income
(loss)	$ 7,011,723	$ 1,191,818
Net realized gains
(losses)	1,908,648	5,298,157
Net unrealized gains
(losses)	(11,607,039)	5,260,268
Increase (Decrease) in
net assets from
operations	$ (2,686,668)	$ 11,750,243
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments
received	$ 8,797,559	$ 4,415,080
Net transfers between
Sub-Accounts and Fixed
Account	1,735,722	(1,761,772)
Withdrawals, surrenders,
annuitizations and
contract charges	(9,033,320)	(5,447,333)
Net accumulation
activity	$ 1,499,961	$ (2,794,025)
Annuitization Activity:
Annuitizations	$ 54,002	$ 59,613
Annuity payments and
contract charges	(27,655)	(14,579)
Net transfers between
Sub-Accounts	-	-
Adjustments to annuity
reserves	(1,298)	(4,391)
Net annuitization
activity	$ 25,049	$ 40,643
Increase (Decrease) in net
assets from contract owner
transactions	$ 1,525,010	$ (2,753,382)
Increase (Decrease) in net
assets	$ (1,161,658)	$ 8,996,861
NET ASSETS:
Beginning of year	80,896,713	71,899,852
End of year	$ 79,735,055	$ 80,896,713

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OFCANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	GSS Sub-Account		HYS Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income
(loss)	$ 20,813,581	$ 15,668,791	$ 22,797,198	$ 20,575,633
Net realized gains
(losses)	(1,643,130)	(2,683,104)	(14,551,499)	(3,849,529)
Net unrealized gains
(losses)	27,366,002	(27,290,375)	(31,725,784)	(700,282)
Increase (Decrease) in
net assets from
operations	$ 46,536,453	$ (14,304,688)	$ (23,480,085)	$ 16,025,822
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments
received	$ 35,907,984	$ 26,767,871	$ 28,351,368	$ 20,195,648
Net transfers between
Sub-Accounts and Fixed
Account	29,420,853	91,170,433	4,517,525	20,734,522
Withdrawals, surrenders
annuitizations and
contract charges	(72,893,970)	(59,337,154)	(37,586,369)	(36,583,190)
Net accumulation
activity	$ (7,565,133)	$ 58,601,150	$ (4,717,476)	$ 4,346,980
Annuitization Activity:
Annuitizations	$ 709,592	$ 665,654	$ 459,830	$ 333,040
Annuity payments and
contract charges	(510,647)	(452,725)	(353,292)	(295,312)
Net transfers between
Sub-Accounts	17,643	(3,904)	-	-
Adjustments to annuity
reserves	(161,780)	(4,610)	(65,995)	(22,546)
Net annuitization
activity	$ 54,808	$ 204,415	$ 40,543	$ 15,182
Increase (Decrease) in net
assets from contract owner
transactions	$ (7,510,325)	$ 58,805,565	$ (4,676,933)	$ 4,362,162
Increase (Decrease) in net
assets	$ 39,026,128	$ 44,500,877	$ (28,157,018)	$ 20,387,984
NET ASSETS:
Beginning of year	444,641,082	400,140,205	306,726,019	286,338,035
End of year	$ 483,667,210	$444,641,082	$ 278,569,001	$ 306,726,019

	MSS Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income
(loss)	$ 106,871,754	$ (5,294,340)
Net realized gains
(losses)	44,752,504	15,953,711
Net unrealized gains
(losses)	(300,846,553)	267,741,266
Increase (Decrease) in
net assets from
operations	$(149,222,295)	$ 278,400,637
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments
received	$ 58,847,500	$ 16,920,035
Net transfers between
Sub-Accounts and Fixed
Account	55,157,431	52,096,752
Withdrawals, surrenders,
annuitizations and
contract charges	(79,521,840)	(51,120,379)
Net accumulation
activity	$ 34,483,091	$ 17,896,408
Annuitization Activity:
Annuitizations	$ 561,125	$ 135,661
Annuity payments and
contract charges	(555,108)	(320,573)
Net transfers between
Sub-Accounts	-	118,980
Adjustments to annuity
reserves	(17,561)	(51,415)
Net annuitization
activity	$ (11,544)	$ (117,347)
Increase (Decrease) in net
assets from contract owner
transactions	$ 34,471,547	$ 17,779,061
Increase (Decrease) in net
assets	$(114,750,748)	$ 296,179,698
NET ASSETS:
Beginning of year	630,280,709	334,101,011
End of year	$ 515,529,961	$ 630,280,709

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	MIS Sub-Account		MMS Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income
(loss)	$ 17,271,098	$ (519,923)	$ 16,798,037	$ 14,066,908
Net realized gains
(losses)	20,268,033	6,220,402	-	-
Net unrealized gains
(losses)	(119,219,201)	103,443,251	-	-
Increase (Decrease) in
net assets from
operations	$ (81,680,070)	$ 109,143,730	$ 16,798,037	$ 14,066,908
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments
received	$ 267,501,421	$ 137,436,213	$ 149,152,285	$ 77,465,420
Net transfers between
Sub-Accounts and Fixed
Account	259,239,622	223,731,514	(3,045,639)	176,379,832
Withdrawals, surrenders,
annuitizations and
contract charges	(60,579,090)	(20,457,443)	(210,393,152)	(230,737,769)
Net accumulation
activity	$ 466,161,953	$ 340,710,284	$ (64,286,506)	$ 23,107,483
Annuitization Activity:
Annuitizations	$ 744,161	$ 755,518	$ 196,898	$ 1,593,879
Annuity payments and
contract charges	(510,101)	(48,148)	(341,950)	(347,973)
Net transfers between
Sub-Accounts	-	47,324	(349)	(646,987)
Adjustments to annuity
reserves	268,875	(53,623)	(18,308)	(33,773)
Net annuitization
activity	$ 502,935	$ 701,071	$ (163,709)	$ 565,146
Increase (Decrease) in net
assets from contract owner
transactions	$ 466,664,888	$ 341,411,355	$ (64,450,215)	$ 23,672,629
Increase (Decrease) in net
assets	$ 384,984,818	$ 450,555,085	$ (47,652,178)	$ 37,739,537
NET ASSETS:
Beginning of year	531,745,990	81,190,905	454,644,884	416,905,347
End of year	$ 916,730,808	$ 531,745,990	$ 406,992,706	$ 454,644,884

	NWD Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income
(loss)	$ 4,552,743	$ (241,342)
Net realized gains
(losses)	11,727,357	1,355,381
Net unrealized gains
(losses)	(27,084,312)	19,683,822
Increase (Decrease) in
net assets from
operations	$ (10,804,212)	$ 20,797,861
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments
received	$ 77,725,960	$ 10,051,271
Net transfers between
Sub-Accounts and Fixed
Account	83,840,994	20,319,479
Withdrawals, surrenders,
annuitizations and
contract charges	(9,896,594)	(2,113,261)
Net accumulation
activity	$ 151,670,360	$ 28,257,489
Annuitization Activity:
Annuitizations	$ 162,539	$ 339,593
Annuity payments and
contract charges	(291,928)	(15,934)
Net transfers between
Sub-Accounts	-	41,259
Adjustments to annuity
reserves	219,356	(46,627)
Net annuitization
activity	$ 89,967	$ 318,291
Increase (Decrease) in net
assets from contract owner
transactions	$ 151,760,327	$ 28,575,780
Increase (Decrease) in net
assets	$ 140,956,115	$ 49,373,641
NET ASSETS:
Beginning of year	62,650,765	13,277,124
End of year	$ 203,606,880	$ 62,650,765

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	RES Sub-Account		RGS Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 110,747,020	$ 19,843,457	$ 258,077	$ (620,571)
Net realized gains (losses)	59,611,630	51,545,740	2,411,618	1,981,525
Net unrealized gains (losses)	(239,036,239)	146,995,453	(1,419,007)	2,065,260
Increase (Decrease) in net assets from operations	$ (68,677,589)	$ 218,384,650	$ 1,250,688	$ 3,426,214
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments received	$ 100,944,068	$ 60,172,716	$ 12,619,642	$ 12,282,216
Net transfers between Sub-Accounts and Fixed
Account	51,033,381	46,692,915	9,092,151	27,754,724
Withdrawals, surrenders, annuitizations and
contract charges	(113,908,235)	(78,027,604)	(9,255,795)	(4,602,039)
Net accumulation activity	$ 38,069,214	$ 28,838,027	$ 12,455,998	$ 35,434,901
Annuitization Activity:
Annuitizations	$ 897,331	$ 727,314	$ 46,392	$ 45,656
Annuity payments and contract charges	(661,710)	(340,066)	(33,136)	(22,411)
Net transfers between Sub-Accounts	18,306	45,500	-	-
Adjustments to annuity reserves	(3,286)	(116,242)	(2,338)	646
Net annuitization activity	$ 250,641	$ 316,506	$ 10,918	$ 23,891
Increase (Decrease) in net assets from contract owner
transactions	$ 38,319,855	$ 29,154,533	$ 12,466,916	$ 35,458,792
Increase (Decrease) in net assets	$ (30,357,734)	$ 247,539,183	$ 13,717,604	$ 38,885,006
NET ASSETS:
Beginning of year...............................................................	1,195,550,735	948,011,552	75,159,185	36,274,179
End of year.........................................................................	$1,165,193,001	$1,195,550,735	$ 88,876,789	$ 75,159,185

	RSS Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 1,454,584	$ (141,943)
Net realized gains (losses)	2,305,478	1,511,865
Net unrealized gains (losses)	(9,614,973)	5,914,674
Increase (Decrease) in net assets from
operations	$ (5,854,911)	$ 7,284,596
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments received	$41,763,940	$ 4,475,044
Net transfers between Sub-Accounts and
Fixed Account	19,743,913	15,355,290
Withdrawals, surrenders, annuitizations and
contract charges	(3,286,019)	(1,000,866)
Net accumulation activity	$58,221,834	$18,829,468
Annuitization Activity:
Annuitizations	$ 89,297	$ 206,502
Annuity payments and contract charges	(229,096)	-
Net transfers between Sub-Accounts	-	-
Adjustments to annuity reserves	185,264	-
Net annuitization activity	$ 45,465	$ 206,502
Increase (Decrease) in net assets from contract owner transactions	$58,267,299	$19,035,970
Increase (Decrease) in net assets	$52,412,388	$26,320,566
NET ASSETS:
Beginning of year	29,839,876	3,519,310
End of year	$82,252,264	$29,839,876

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	SIS Sub-Account		TEC Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Period Ended December 31, 2000(a)
OPERATIONS:
Net investment income (loss)	$ 559,120	$ 83,369	$ (94,285)
Net realized gains (losses)	158,521	89,915	(171,918)
Net unrealized gains (losses)	(206,713)	246,639	(7,346,993)
Increase (Decrease) in net assets from
operations	$ 510,928	$ 419,923	$ (7,613,196)
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments received	$ 8,750,504	$ 3,507,488	$ 29,889,473
Net transfers between Sub-Accounts and
Fixed Account	6,354,616	8,565,548	10,157,396
Withdrawals, surrenders, annuitizations and
contract charges	(2,101,610)	(830,463)	(462,508)
Net accumulation activity	$ 13,003,510	$11,242,573	$ 39,584,361
Annuitization Activity:
Annuitizations	$ 15,749	$ -	$ 6,170
Annuity payments and contract charges	(281)	-	(77)
Net transfers between Sub-Accounts	-	-	-
Adjustments to annuity reserves	119	-	(3,242)
Net annuitization activity	$ 15,587	$ -	$ 2,851
Increase (Decrease) in net assets from
contract owner transactions	$ 13,019,097	$11,242,573	$ 39,587,212
Increase (Decrease) in net assets	$ 13,530,025	$11,662,496	$ 31,974,016
NET ASSETS:
Beginning of year	19,443,594	7,781,098	-
End of year	$ 32,973,619	$19,443,594	$ 31,974,016

	TRS Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 139,777,526	$ 244,657,574
Net realized gains (losses)	31,924,489	43,556,184
Net unrealized gains (losses)	55,636,292	(262,617,068)
Increase (Decrease) in net assets from
operations	$ 227,338,307	$ 25,596,690
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments received	$ 74,804,184	$ 88,544,205
Net transfers between Sub-Accounts and
Fixed Account	(97,365,584)	81,610,921
Withdrawals, surrenders, annuitizations
and contract charges	(253,512,922)	(250,384,445)
Net accumulation activity	$ (276,074,322)	$ (80,229,319)
Annuitization Activity:
Annuitizations	$ 2,349,159	$ 2,259,139
Annuity payments and contract charges	(1,744,305)	(1,437,038)
Net transfers between Sub-Accounts	(55,788)	(39,113)
Adjustments to annuity reserves	(135,198)	(169,445)
Net annuitization activity	$ 413,868	$ 613,543
Increase (Decrease) in net assets from
contract owner transactions	$ (275,660,454)	$ (79,615,776)
Increase (Decrease) in net assets	$ (48,322,147)	$ (54,019,086)
NET ASSETS:
Beginning of year	1,762,062,170	1,816,081,256
End of year	$1,713,740,023	$1,762,062,170

(a) For the period July 17, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	UTS Sub-Account		GAA Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 36,802,332	$ 24,907,386	$ 4,671,549	$ 4,809,747
Net realized gains (losses)	10,898,590	10,701,662	2,285,356	2,885,303
Net unrealized gains (losses)	(27,479,753)	42,961,865	(11,303,397)	10,272,405
Increase (Decrease) in net assets from operations	$ 20,221,169	$ 78,570,913	$ (4,346,492)	$ 17,967,455
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments received	$ 89,663,057	$ 34,302,650	$ 5,808,656	$ 2,661,148
Net transfers between Sub-Accounts and
Fixed Account	109,620,267	67,737,731	716,468	(14,351,525)
Withdrawals, surrenders, annuitizations and
contract charges	(41,180,443)	(19,915,248)	(11,518,734)	(8,142,859)
Net accumulation activity	$158,102,881	$ 82,125,133	$ (4,993,610)	$ (19,833,236)
Annuitization Activity:
Annuitizations	$ 459,117	$ 111,619	$ 197,229	$ 12,744
Annuity payments and contract charges	(252,731)	(154,181)	(144,114)	(102,934)
Net transfers between Sub-Accounts	-	324,919	70	(33,199)
Adjustments to annuity reserves	(33,064)	(15,579)	(22,183)	14,208
Net annuitization activity	$ 173,322	$ 266,778	$ 31,002	$ (109,181)
Increase (Decrease) in net assets from contract
Owner transactions	$158,276,203	$ 82,391,911	$ (4,962,608)	$ (19,942,417)
Increase (Decrease) in net assets	$178,479,372	$160,962,824	$ (9,309,100)	$ (1,974,962)
NET ASSETS:
Beginning of year	372,217,804	211,254,980	121,370,650	123,345,612
End of year	$550,715,176	$372,217,804	$ 112,061,550	$ 121,370,650

	GGS Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATIONS:
Net investment income (loss)	$ 1,631,982	$ 8,275,209
Net realized gains (losses)	(4,147,933)	(1,779,438)
Net unrealized gains (losses)	2,081,572	(12,083,431)
Increase (Decrease) in net assets from operations	$ (434,379)	$ (5,587,660)
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments received	$ 4,548,344	$ 1,751,874
Net transfers between Sub-Accounts and Fixed
Account	(2,827,337)	(4,727,708)
Withdrawals, surrenders, annuitizations and
contract charges	(13,142,608)	(14,312,841)
Net accumulation activity	$(11,421,601)	$(17,288,675)
Annuitization Activity:
Annuitizations	$ 52,911	$ 100,118
Annuity payments and contract charges	(123,868)	(114,238)
Net transfers between Sub-Accounts	-	-
Adjustments to annuity reserves	120,294	(22,713)
Net annuitization activity	$ 49,337	$ (36,833)
Increase (Decrease) in net assets from contract owner
transactions	$(11,372,264)	$(17,325,508)
Increase (Decrease) in net assets	$(11,806,643)	$(22,913,168)
NET ASSETS:
Beginning of year	66,900,795	89,813,963
End of year	$ 55,094,152	$ 66,900,795

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued

	GGR Sub-Account	GTR Sub-Account
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 1999

OPERATIONS:
Net investment income (loss)	$ 57,920,355	$ 6,750,260	$ 5,940,292	$ 5,898,913
Net realized gains (losses)	26,005,821	12,474,312	2,579,969	3,497,527
Net unrealized gains (losses)	(148,644,374)	145,129,697	(7,755,355)	(2,696,231)
Increase (Decrease) in net assets from operations	$ (64,718,198)	$164,354,269	$ 764,906	$ 6,700,209
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments received	$ 46,331,287	$ 10,448,847	$ 4,441,533	$ 5,485,526
Net transfers between Sub-Accounts and Fixed Account	36,422,023	11,508,041	(1,546,986)	1,803,965
Withdrawals, surrenders, annuitizations and contract charges	(51,898,609)	(26,312,080)	(8,818,488)	(6,850,689)
Net accumulation activity	$ 30,854,701	$ (4,355,192)	$ (5,923,941)	$ 438,802
Annuitization Activity:
Annuitizations	$ 456,789	$ 166,248	$ 20,713	$ 114,644
Annuity payments and contract charges	(234,872)	(116,958)	(86,584)	(78,129)
Net transfers between Sub-Accounts	70 (12,182)			-
Adjustments to annuity reserves	(21,859)	22,465	(8,028)	(3,828)
Net annuitization activity	$ 200,128	$ 59,573	$ (73,899)	$ 32,687
Increase (Decrease) in net assets from contract owner transactions	$ 31,054,829	$ (4,295,619)	$ (5,997,840)	$ 471,489
Increase (Decrease) in net assets	$ (33,663,369)	$160,058,650	$ (5,232,934)	$ 7,171,698
NET ASSETS:
Beginning of year	420,537,886	260,479,236	102,446,170	95,274,472
End of year	$ 386,874,517	$420,537,886	$ 97,213,236	$ 102,446,170

	SGS Sub-Account

	Year Ended December 31, 2000	Period Ended December 31, 1999(b)
OPERATIONS:
Net investment income (loss)	$ (700,845)	$ (7,994)
Net realized gains (losses)	1,038,087	(341,864)
Net unrealized gains (losses)	(13,431,277)	1,072,320
Increase (Decrease) in net assets from operations	$ (13,094,035)	$ 722,462
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments received	$ 50,262,282	$ 421,107
Net transfers between Sub-Accounts and Fixed Account	43,860,963	8,018,971
Withdrawals, surrenders, annuitizations and contract charges	(3,596,813)	(4,249)
Net accumulation activity	$ 90,526,432	$ 8,435,829
Annuitization Activity:
Annuitizations	$ 144,114	$ -
Annuity payments and contract charges	(8,563)	-
Net transfers between Sub-Accounts	-	-
Adjustments to annuity reserves	(1,503)	-
Net annuitization activity	$ 134,048	$ -
Increase (Decrease) in net assets from contract owner transactions	$ 90,660,480	$ 8,435,829
Increase (Decrease) in net assets	$ 77,566,445	$ 9,158,291
NET ASSETS:
Beginning of year	9,158,291	-
End of year	$ 86,724,736	$ 9,158,291
(b) For the period November 5, 1999 (commencement of operations of Sub-Account) through December 31, 1999.

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS - continued
	GTS Sub-Account	MCS Sub-Account
	Period Ended December 31, 2000(c)	Period Ended December 31, 2000(c)
OPERATIONS:
Net investment income (loss)	$ (3,184)	$ (57,876)
Net realized gains (losses)	(3,111)	(59,940)
Net unrealized gains (losses)	(281,437)	(1,196,996)
Increase (Decrease) in net assets from operations	$ (287,732)	$ (1,314,812)
CONTRACT OWNER TRANSACTIONS:
Accumulation Activity:
Purchase payments received	$ 1,154,514	$ 15,246,105
Net transfers between Sub-Accounts and Fixed Account	535,070	12,544,803
Withdrawals, surrenders, annuitizations and contract charges	(2,200)	(123,483)
Net accumulation activity	$ 1,687,384	$ 27,667,425
Annuitization Activity:
Annuitizations	$ -	$ -
Annuity payments and contract charges	-	-
Net transfers between Sub-Accounts	-	-
Adjustments to annuity reserves	-	-
Net annuitization activity	$ -	$ -
Increase (Decrease) in net assets from contract owner transactions	$ 1,687,384	$ 27,667,425
Increase (Decrease) in net assets	$ 1,399,652	$ 26,352,613
NET ASSETS:
Beginning of year	-	-
End of year	$ 1,399,652	$ 26,352,613

(c) For the period September 11, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

Sun Life of Canada (U.S.) Variable Account F (the "Variable Account"), a separate account of Sun Life Assurance Company of Canada (U.S.) (the "Sponsor"), was established on July 13, 1989 as a funding vehicle for the variable portion of Regatta contracts, Regatta Gold contracts, Regatta Classic contracts, Regatta Platinum contracts, Regatta Extra contracts, Regatta Access contracts, Regatta Choice contracts and Regatta Flex 4 contracts (collectively, the "Contracts") and certain other fixed and variable annuity contracts issued by the Sponsor. The Variable Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account attributable to the Contracts is invested in shares of a specific corresponding series of MFS/Sun Life Series Trust (the "Series Trust"), an open-end management investment company registered under the Investment Company Act of 1940. Massachusetts Financial Services Company ("MFS"), an affiliate of the Sponsor, is the investment adviser to the Series Trust.

(2) SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Sponsor's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT VALUATIONS

Investments in shares of the Series Trust are recorded at their net asset value. Realized gains and losses on sales of shares of the Series Trust are determined on the identified cost basis. Dividend income and capital gain distributions received by the Sub-Accounts are reinvested in additional Series Trust shares and are recognized on the ex-dividend date.

Exchanges between Sub-Accounts requested by participants under the Contracts are recorded in the new Sub-Account upon receipt of the redemption proceeds.

FEDERAL INCOME TAX STATUS

The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately. The Variable Account is not taxed as a regulated investment company. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Under existing federal income tax law, investment income and capital gains earned by the Variable Account on contract owner reserves are not taxable and, therefore, no provision has been made for federal income taxes.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(3) CONTRACT CHARGES

A mortality and expense risk charge based on the value of the Variable Account is deducted from the Variable Account at the end of each valuation period for the mortality and expense risks assumed by the Sponsor. The deductions are transferred periodically to the Sponsor. Currently, the deduction is at an effective annual rate as follows:
	Level 1	Level 2	Level 3	Level 4	Level 5	Level 6
Regatta contracts	1.25%	-	-	-	-	-
Regatta Gold contracts	1.25%	-	-	-	-	-
Regatta Classic contracts	1.00%	-	-	-	-	-
Regatta Platinum contracts	1.25%	-	-	-	-	-
Regatta Extra contracts	1.30%	1.45%	1.55%	1.70%	-	-
Regatta Choice contracts	0.85%	1.00%	1.10%	1.15%	1.25%	1.40%
Regatta Access contracts	1.00%	1.15%	1.25%	1.40%	1.50%	1.65%
Regatta Flex 4 contracts	0.95%	1.10%	1.20%	1.35%	1.45%	1.60%

Each year on the account anniversary, an account administration fee ("Account Fee") equal to $30 in the case of Regatta contracts, the lesser of $30 or 2% of the participant's account value in the case of Regatta Gold contracts, the lesser of $35 or 2% of the participant's account value in the case of Regatta Platinum contracts, $35 in the case of Regatta Extra contracts and $50 in the case of Regatta Classic, Regatta Access, Regatta Choice and Regatta Flex 4 contracts (after account year 5, the account fee, for Regatta Gold, Regatta Platinum, Regatta Extra and Regatta Choice contracts, may be changed annually, but it may not exceed the lesser of $50 or 2% of the participant's account value) is deducted from the participant's account to reimburse the Sponsor for certain administrative expenses. After the annuity commencement date, the Account Fee will be deducted pro rata from each variable annuity payment made during the year.

The Sponsor does not deduct a sales charge from purchase payments. However, in the case of Regatta, Regatta Gold, Regatta Platinum, Regatta Extra, Regatta Choice and Regatta Flex 4 contracts, a withdrawal charge (contingent deferred sales charge) of up to 8% of certain amounts withdrawn, when applicable, may

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(3) CONTRACT CHARGES - CONTINUED

be deducted to cover certain expenses relating to the sale of the contracts and certificates. In the case of Regatta Classic contracts, a withdrawal charge of 1% is applied to purchase payments withdrawn which have been credited to a participant's account for less than one year.

For assuming the risk that withdrawal charges may be insufficient to compensate it for the costs of distributing the Regatta contracts, the Sponsor makes a deduction from the Variable Account at the end of each valuation period for the first seven account years at an effective annual rate of 0.15% of the net assets attributable to such contracts. No deduction for the distribution expense charge is made after the seventh account anniversary.

As reimbursement for administrative expenses attributable to Regatta Gold, Regatta Classic, Regatta Platinum, Regatta Extra, Regatta Access, Regatta Choice and Regatta Flex 4 contracts, which exceed the revenues received from the Account Fees described above derived from such contracts, the Sponsor makes a deduction from the Variable Account at the end of each valuation period at an effective annual rate of 0.15% of the net assets attributable to such contracts.

(4) ANNUITY RESERVES

Annuity reserves are calculated using the 1983 Individual Annuitant Mortality Table and an assumed interest rate of at least 4% or 3%, for Regatta, Regatta Gold, Regatta Classic and Regatta Platinum as stated in each participant's contract or certificate, as applicable, and the 2000 Individual Annuitant Mortality Table and an assumed rate of 3% for Regatta Extra, Regatta Access, Regatta Choice and Regatta Flex 4. Required adjustments to the reserves are accomplished by transfers to or from the Sponsor.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA CONTRACTS:
CAS - Level 1	22,958	464,349	1,434	1,694	(12,093)	(403,678)
CAS - Level 2	7,847,274	9,053,993	5,852	6,466	190,764	841,337
GSS - Level 1	-	325,241	441	1,870	-	(310,743
GSS - Level 2	2,795,724	2,656,978	18,617	10,259	6,818	1,016,504
HYS - Level 1	165	73,632	-	165	(165)	(69,249)
HYS - Level 2	1,075,336	1,320,379	-	-	(38,144)	160,884
MSS - Level 1	5,113	196,463	380	719	(3,537)	(170,145)
MSS - Level 2	2,678,028	2,730,897	4,329	8,046	160,720	791,231
MMS - Level 1	16,140	268,447	6,124	6,604	(3,167)	(78,142)
MMS - Level 2	2,672,617	3,722,758	7,930	46,627	707,544	4,208,078
TRS - Level 1	31,742	898,137	933	980	(23,876)	(753,744)
TRS - Level 2	9,929,414	12,506,430	11,299	12,834	(363,128)	1,380,346
GGS - Level 1	495	89,328	-	762	(495)	(80,050)
GGS - Level 2	630,136	834,010	2,983	-	(32,500)	81,087
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA CONTRACTS:
CAS - Level 1	(769)	(39,407)	11,530	22,958
CAS - Level 2	(1,283,752)	(2,054,522)	6,760,138	7,847,274
GSS - Level 1	(441)	(16,368)	-	-
GSS - Level 2	(534,703)	(888,017)	2,286,456	2,795,724
HYS - Level 1	-	(4,383)	-	165
HYS - Level 2	(243,668)	(405,927)	793,524	1,075,336
MSS - Level 1	(31)	(21,924)	1,925	5,113
MSS - Level 2	(504,331)	(852,146)	2,338,746	2,678,028
MMS - Level 1	(1,591)	(180,769)	17,506	16,140
MMS - Level 2	(1,509,013)	(5,304,846)	1,879,078	2,672,617
TRS - Level 1	(6,860)	(113,631)	1,939	31,742
TRS - Level 2	(2,344,550)	(3,970,196)	7,233,035	9,929,414
GGS - Level 1	-	(9,545)	-	495
GGS - Level 2	(133,399)	(284,961)	467,220	630,136

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA GOLD CONTRACTS:
BDS	2,085,322	1,182,239	29,483	128,326	197,581	1,055,550
CAS	32,846,090	37,500,481	320,065	515,449	(454,290)	(1,432,874)
COS	12,845,672	10,262,282	247,279	317,640	2,522,261	3,084,055
MIT	49,201,899	51,880,765	449,673	1,104,376	(2,923,924)	814,616
EGS	28,061,821	28,900,957	373,147	564,144	824,391	856,790
EIS	1,301,166	528,238	52,382	96,901	1,386,697	840,387
FCE	2,761,034	2,147,348	26,228	49,578	(318,783)	814,122
FCG	3,187,799	3,290,043	70,013	103,809	641,167	71,906
FCI	4,509,596	5,214,558	40,386	53,226	(105,015)	(373,297)
GSS	23,230,411	23,218,234	194,879	381,294	(187,738)	2,812,014
HYS	12,537,119	14,190,817	106,514	209,455	(1,083,157)	(264,388)
MSS	11,032,465	11,245,144	122,892	111,495	257,111	874,242
MIS	11,985,320	4,121,518	418,399	1,179,064	4,724,782	7,769,109
MMS	28,447,843	29,387,086	668,574	1,347,998	2,650,231	10,642,975
NWD	1,599,416	794,859	115,422	99,202	2,018,575	818,140
RES	35,935,779	38,553,986	370,413	602,325	(246,706)	(220,117)
RGS	3,153,242	2,408,676	32,925	120,353	(131,337)	906,773
RSS	1,114,581	190,267	93,854	29,576	393,052	929,786
SIS	892,490	622,914	19,211	67,062	168,195	260,781
TEC(b)	-	-	15,067	-	422,042	-
TRS	62,923,966	71,102,020	543,287	922,198	(5,944,884)	(771,786)
UTS	9,588,408	9,023,102	147,605	323,450	1,258,562	972,853
GAA	6,188,330	7,576,691	55,903	61,909	(106,997)	(972,115)
GGS	3,941,088	5,048,219	61,047	51,599	(383,157)	(404,547)
GGR	13,513,835	14,522,129	124,310	189,567	338,996	82,020
GTR	4,907,545	5,354,633	32,245	80,538	(251,581)	(144,224)
SGS(a)	558,856	-	89,653	4,006	1,913,412	555,135
GTS(c)	-	-	892	-	10,039	-
MCS(c)	-	-	22,458	-	714,808	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA GOLD CONTRACTS:
BDS	(224,373)	(280,793)	2,088,013	2,085,322
CAS	(3,923,089)	(3,736,966)	28,788,776	32,846,090
COS	(1,507,447)	(818,305)	14,107,765	12,845,672
MIT	(5,022,822)	(4,597,858)	41,704,826	49,201,899
EGS	(2,634,800)	(2,260,070)	26,624,559	28,061,821
EIS	(257,831)	(164,360)	2,482,414	1,301,166
FCE	(362,273)	(250,014)	2,106,206	2,761,034
FCG	(333,310)	(277,959)	3,565,669	3,187,799
FCI	(551,232)	(384,891)	3,893,735	4,509,596
GSS	(3,939,996)	(3,181,131)	19,297,556	23,230,411
HYS	(1,655,163)	(1,598,765)	9,905,313	12,537,119
MSS	(1,424,398)	(1,198,416)	9,988,070	11,032,465
MIS	(1,953,513)	(1,084,371)	15,174,988	11,985,320
MMS	(12,562,122)	(12,930,216)	19,204,526	28,447,843
NWD	(298,945)	(112,785)	3,434,468	1,599,416
RES	(3,419,313)	(3,000,415)	32,640,173	35,935,779
RGS	(479,617)	(282,560)	2,575,213	3,153,242
RSS	(121,765)	(35,048)	1,479,722	1,114,581
SIS	(146,165)	(58,267)	933,731	892,490
TEC(b)	(9,638)	-	427,471	-
TRS	(8,757,116)	(8,328,466)	48,765,253	62,923,966
UTS	(1,033,544)	(730,997)	9,961,031	9,588,408
GAA	(578,755)	(478,155)	5,558,481	6,188,330
GGS	(822,615)	(754,183)	2,796,363	3,941,088
GGR	(1,748,049)	(1,279,881)	12,229,092	13,513,835
GTR	(445,392)	(383,402)	4,242,817	4,907,545
SGS(a)	(171,777)	(285)	2,390,144	558,856
GTS(c)	(2)	-	10,929	-
MCS(c)	(6,349)	-	730,917	-

(a) For the period November 5, 1999 (commencement of operations of Sub-Account) through December 31, 1999.

(b) For the period July 17, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

(c) For the period September 11, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA CLASSIC CONTRACTS:
BDS	48,210	35,123	6,449	38,838	(4,522)	(23,411)
CAS	643,838	465,812	47,992	98,517	(91,372)	127,840
COS	450,750	277,518	72,724	98,185	11,676	94,668
MIT	1,467,541	1,213,193	121,498	343,708	(181,647)	47,381
EGS	1,130,669	959,802	107,075	206,621	107,369	(6,847)
EIS	74,460	12,113	19,357	36,114	7,202	28,711
FCE	72,781	43,654	4,806	14,933	8,698	17,553
FCG	98,698	83,820	28,426	33,705	(2,948)	(6,058)
FCI	89,652	90,582	4,662	5,230	(1,445)	289
GSS	282,054	297,310	57,825	100,923	13,071	(71,777)
HYS	312,392	342,363	44,389	64,265	(25,745)	(62,579)
MSS	305,995	140,324	43,035	64,332	(34,510)	112,516
MIS	501,609	232,788	159,372	298,311	192,879	(19,461)
MMS	1,078,121	270,417	430,188	1,348,530	(55,091)	(15,060)
NWD	99,057	29,182	39,582	55,212	100,551	19,871
RES	963,271	872,289	87,336	161,577	74,874	(26,160)
RGS	74,418	33,882	2,644	40,357	(6,504)	2,489
RSS	28,986	2,234	30,538	11,775	18,241	15,565
SIS	22,950	2,577	10,026	17,748	2,769	2,629
TEC(b)	-	-	-	-	21,220	-
TRS	1,987,855	1,731,292	112,889	455,454	(177,947)	(52,461)
UTS	356,269	178,136	70,517	90,782	(19,451)	119,327
GAA	43,343	53,167	4,434	1,943	1,625	(7,138)
GGS	42,359	40,074	1,316	13,692	(11,024)	(7,500)
GGR	135,881	121,297	25,375	17,448	8,187	7,909
GTR	118,027	91,253	2,425	35,847	(10,402)	(2,772)
SGS(a)	5,701	-	21,212	-	100,435	5,701
GTS(c)	-	-	-	-	987	-
MCS(c)	-	-	2,795	-	14,513	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA CLASSIC CONTRACTS:
BDS	(21,033)	(2,340)	29,104	48,210
CAS	(56,494)	(48,331)	543,964	643,838
COS	(49,627)	(19,621)	485,523	450,750
MIT	(168,601)	(136,741)	1,238,791	1,467,541
EGS	(81,326)	(28,907)	1,263,787	1,130,669
EIS	(11,260)	(2,478)	89,759	74,460
FCE	(6,761)	(3,359)	79,524	72,781
FCG	(4,790)	(12,769)	119,386	98,698
FCI	(2,838)	(6,449)	90,031	89,652
GSS	(41,856)	(44,402)	311,094	282,054
HYS	(31,523)	(31,657)	299,513	312,392
MSS	(16,724)	(11,177)	297,796	305,995
MIS	(123,306)	(10,029)	730,554	501,609
MMS	(1,160,276)	(525,766)	292,942	1,078,121
NWD	(14,032)	(5,208)	225,158	99,057
RES	(75,371)	(44,435)	1,050,110	963,271
RGS	(11,069)	(2,310)	59,489	74,418
RSS	(5,834)	(588)	71,931	28,986
SIS	(1,089)	(4)	34,656	22,950
TEC(b)	(1)	-	21,219	-
TRS	(111,560)	(146,430)	1,811,237	1,987,855
UTS	(44,557)	(31,976)	362,778	356,269
GAA	(3,043)	(4,629)	46,359	43,343
GGS	(3,186)	(3,904)	29,465	42,362
GGR	(7,463)	(10,773)	161,980	135,881
GTR	(6,442)	(6,301)	103,608	118,027
SGS(a)	(3,305)	-	124,043	5,701
GTS(c)	-	-	987	-
MCS(c)	(2)	-	17,306	-

(a) For the period November 5, 1999 (commencement of operations of Sub-Account) through December 31, 1999.

(b) For the period July 17, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

(c) For the period September 11, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA PLATINUM CONTRACTS:
BDS	2,970,448	628,000	337,748	941,360	803,381	1,491,043
CAS	10,770,738	1,683,164	2,222,193	4,849,607	3,992,428	4,545,428
COS	6,088,167	556,955	2,451,530	2,758,794	5,345,713	2,891,912
MIT	36,443,681	5,331,018	4,108,166	14,730,220	11,223,464	17,398,081
EGS	9,952,208	1,651,404	2,814,750	4,181,549	5,547,646	4,397,355
EIS	2,322,545	272,362	328,675	946,919	1,540,804	1,153,460
FCE	471,834	72,586	145,280	171,566	619,215	260,658
FCG	1,960,439	338,938	644,767	649,457	1,719,085	1,016,982
FCI	904,331	199,346	126,464	355,635	287,699	379,426
GSS	6,917,529	816,102	512,807	1,959,697	2,809,781	4,315,488
HYS	5,126,512	1,000,705	774,008	1,613,791	2,245,875	2,693,972
MSS	2,096,399	211,044	1,104,838	948,374	1,579,363	986,589
MIS	20,741,206	2,428,134	4,004,053	9,327,754	9,439,739	9,497,539
MMS	4,848,739	886,479	2,395,381	4,525,979	(470,338)	(51,593)
NWD	2,064,540	436,178	883,056	750,621	2,018,745	945,469
RES	9,822,632	1,751,713	1,535,726	3,783,737	3,458,592	4,553,399
RGS	2,692,647	387,080	261,850	945,769	872,750	1,427,602
RSS	914,188	181,131	425,124	366,014	760,729	418,385
SIS	987,192	157,634	187,142	270,681	415,463	588,831
TEC(b)	-	-	18,709	-	269,987	-
TRS	17,437,345	2,318,847	1,478,906	5,942,946	3,433,759	9,684,842
UTS	6,397,913	819,649	1,609,498	2,177,718	4,219,138	3,571,380
GAA	502,791	228,839	116,025	168,337	157,956	134,452
GGS	301,714	76,270	76,948	79,719	220,704	159,520
GGR	1,328,571	162,856	738,615	536,984	1,312,689	661,623
GTR	901,334	152,857	99,579	356,243	270,448	417,027
SGS(a)	189,701	-	591,218	32,991	1,068,999	156,786
GTS(c)	-	-	6,534	-	25,103	-
MCS(c)	-	-	14,982	-	341,205	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA PLATINUM CONTRACTS:
BDS	(282,15)	(89,955)	3,829,426	2,970,448
CAS	(862,181)	(307,461)	16,123,178	10,770,738
COS	(651,264)	(119,494)	13,234,146	6,088,167
MIT	(2,771,583)	(1,015,638)	49,003,728	36,443,681
EGS	(897,997)	(278,100)	17,416,607	9,952,208
EIS	(228,263)	(50,196)	3,963,761	2,322,545
FCE	(66,429)	(32,976)	1,169,900	471,834
FCG	(159,983)	(44,938)	4,164,308	1,960,439
FCI	(61,539)	(30,076)	1,256,955	904,331
GSS	(616,200)	(173,758)	9,623,917	6,917,529
HYS	(346,244)	(181,956)	7,800,151	5,126,512
MSS	(257,507)	(49,608)	4,523,093	2,096,399
MIS	(1,554,501)	(512,221)	32,630,497	20,741,206
MMS	(1,454,379)	(512,126)	5,319,403	4,848,739
NWD	(213,095)	(67,728)	4,753,246	2,064,540
RES	(690,225)	(266,217)	14,126,725	9,822,632
RGS	(203,346)	(67,804)	3,623,901	2,692,647
RSS	(98,538)	(51,342)	2,001,503	914,188
SIS	(54,473)	(29,954)	1,535,324	987,192
TEC(b)	(5,609)	-	283,087	-
TRS	(1,394,302)	(509,290)	20,955,708	17,437,345
UTS	(579,679)	(170,834)	11,646,870	6,397,913
GAA	(82,179)	(28,837)	694,593	502,791
GGS	(40,419)	(13,795)	558,947	301,714
GGR	(170,484)	(32,892)	3,209,391	1,328,571
GTR	(55,306)	(24,793)	1,216,055	901,334
SGS(a)	(64,510)	(76)	1,785,408	189,701
GTS(c)	(128)	-	31,509	-
MCS(c)	(3,025)	-	353,162	-

(a) For the period November 5, 1999 (commencement of operations of Sub-Account) through December 31, 1999.

(b) For the period July 17, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

(c) For the period September 11, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA EXTRA CONTRACTS(E):
BDS - Lvl 1	-	-	77,077	-	796	-
BDS - Lvl 2	-	-	62,912	-	2,803	-
BDS - Lvl 3	-	-	222,942	-	(5,025)	-
BDS - Lvl 4	-	-	75,311	-	13,433	-
CAS - Lvl 1	-	-	680,390	-	23,317	-
CAS - Lvl 2	-	-	1,033,055	-	110,405	-
CAS - Lvl 3	-	-	1,907,665	-	256,865	-
CAS - Lvl 4	-	-	488,014	-	60,792	-
COS - Lvl 1	-	-	1,190,224	-	133,254	-
COS - Lvl 2	-	-	1,591,686	-	143,194	-
COS - Lvl 3	-	-	3,318,251	-	151,354	-
COS - Lvl 4	-	-	1,057,412	-	108,455	-
MIT - Lvl 1	-	-	1,498,395	-	92,725	-
MIT - Lvl 2	-	-	2,012,563	-	184,391	-
MIT - Lvl 3	-	-	3,932,058	-	348,599	-
MIT - Lvl 4	-	-	1,139,347	-	210,626	-
EGS - Lvl 1	-	-	1,413,122	-	81,652	-
EGS - Lvl 2	-	-	1,839,133	-	190,313	-
EGS - Lvl 3	-	-	3,949,575	-	481,371	-
EGS - Lvl 4	-	-	1,116,415	-	220,227	-
EIS - Lvl 1	-	-	210,896	-	(5,637)	-
EIS - Lvl 2	-	-	188,585	-	25,367	-
EIS - Lvl 3	-	-	319,797	-	136,114	-
EIS - Lvl 4	-	-	75,114	-	36,757	-
FCE - Lvl 1	-	-	65,132	-	(7,263)	-
FCE - Lvl 2	-	-	113,467	-	14,628	-
FCE - Lvl 3	-	-	114,612	-	14,751	-
FCE - Lvl 4	-	-	46,533	-	14,151	-
FCG - Lvl 1	-	-	232,385	-	7,679	-
FCG - Lvl 2	-	-	303,737	-	41,490	-
FCG - Lvl 3	-	-	766,877	-	70,769	-
FCG - Lvl 4	-	-	193,897	-	32,825	-
FCI - Lvl 1	-	-	95,403	-	1,544	-
FCI - Lvl 2	-	-	78,122	-	(57)	-
FCI - Lvl 3	-	-	262,892	-	(32,066)	-
FCI - Lvl 4	-	-	11,462	-	(10)	-
GSS - Lvl 1	-	-	225,047	-	7,190	-
GSS - Lvl 2	-	-	321,622	-	45,135	-
GSS - Lvl 3	-	-	464,609	-	74,024	-
GSS - Lvl 4	-	-	317,136	-	(5,772)	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA EXTRA CONTRACTS(E):
BDS - Lvl 1	(414)	-	77,459	-
BDS - Lvl 2	(649)	-	65,066	-
BDS - Lvl 3	(3,294)	-	214,623	-
BDS - Lvl 4	(1,946)	-	86,798	-
CAS - Lvl 1	(10,277)	-	693,430	-
CAS - Lvl 2	(14,508)	-	1,128,952	-
CAS - Lvl 3	(33,983)	-	2,130,547	-
CAS - Lvl 4	(7,538)	-	541,268	-
COS - Lvl 1	(13,607)	-	1,309,871	-
COS - Lvl 2	(44,405)	-	1,690,475	-
COS - Lvl 3	(87,556)	-	3,382,049	-
COS - Lvl 4	(26,275)	-	1,139,592	-
MIT - Lvl 1	(23,781)	-	1,567,339	-
MIT - Lvl 2	(25,121)	-	2,171,833	-
MIT - Lvl 3	(48,321)	-	4,232,336	-
MIT - Lvl 4	(24,621)	-	1,325,352	-
EGS - Lvl 1	(14,945)	-	1,479,829	-
EGS - Lvl 2	(13,833)	-	2,015,613	-
EGS - Lvl 3	(104,839)	-	4,326,107	-
EGS - Lvl 4	(29,012)	-	1,307,630	-
EIS - Lvl 1	(1,507)	-	203,752	-
EIS - Lvl 2	(5,239)	-	208,713	-
EIS - Lvl 3	(1,429)	-	454,482	-
EIS - Lvl 4	(615)	-	111,256	-
FCE - Lvl 1	(323)	-	57,546	-
FCE - Lvl 2	(3,308)	-	124,787	-
FCE - Lvl 3	(369)	-	128,994	-
FCE - Lvl 4	(316)	-	60,368	-
FCG - Lvl 1	(6,830)	-	233,234	-
FCG - Lvl 2	(3,831)	-	341,396	-
FCG - Lvl 3	(19,217)	-	818,429	-
FCG - Lvl 4	(2,593)	-	224,129	-
FCI - Lvl 1	(285)	-	96,662	-
FCI - Lvl 2	(51)	-	78,014	-
FCI - Lvl 3	(1,659)	-	229,167	-
FCI - Lvl 4	(43)	-	11,409	-
GSS - Lvl 1	(14,463)	-	217,774	-
GSS - Lvl 2	(2,136)	-	364,621	-
GSS - Lvl 3	(6,662)	-	531,971	-
GSS - Lvl 4	(1,318)	-	310,046	-

(e) For the period April 10, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA EXTRA CONTRACTS: - CONTINUED
HYS - Lvl 1(e)	-	-	235,632	-	14,308	-
HYS - Lvl 2(e)	-	-	242,523	-	38,522	-
HYS - Lvl 3(e)	-	-	326,549	-	87,658	-
HYS - Lvl 4(e)	-	-	131,035	-	45,724	-
MSS - Lvl 1(e)	-	-	302,915	-	40,377	-
MSS - Lvl 2(e)	-	-	414,616	-	77,676	-
MSS - Lvl 3(e)	-	-	992,377	-	67,757	-
MSS - Lvl 4(e)	-	-	282,270	-	130,557	-
MIS - Lvl 1(e)	-	-	2,056,580	-	146,812	-
MIS - Lvl 2(e)	-	-	2,334,007	-	247,941	-
MIS - Lvl 3(e)	-	-	4,631,317	-	392,717	-
MIS - Lvl 4(e)	-	-	1,421,692	-	123,009	-
MMS - Lvl 1(e)	-	-	1,006,383	-	(270,906)	-
MMS - Lvl 2(e)	-	-	1,279,574	-	(511,073)	-
MMS - Lvl 3(e)	-	-	2,142,025	-	(891,754)	-
MMS - Lvl 4(e)	-	-	1,270,770	-	(688,902)	-
NWD - Lvl 1(e)	-	-	507,275	-	29,043	-
NWD - Lvl 2(e)	-	-	780,552	-	94,477	-
NWD - Lvl 3(e)	-	-	1,576,036	-	157,156	-
NWD - Lvl 4(e)	-	-	535,656	-	148,861	-
RES - Lvl 1(e)	-	-	637,219	-	31,756	-
RES - Lvl 2(e)	-	-	682,547	-	50,516	-
RES - Lvl 3(e)	-	-	1,408,384	-	111,740	-
RES - Lvl 4(e)	-	-	418,793	-	27,864	-
RGS - Lvl 1(e)	-	-	89,324	-	(19,035)	-
RGS - Lvl 2(e)	-	-	110,158	-	9,358	-
RGS - Lvl 3(e)	-	-	210,380	-	13,610	-
RGS - Lvl 4(e)	-	-	43,559	-	47,987	-
RSS - Lvl 1(e)	-	-	295,187	-	13,324	-
RSS - Lvl 2(e)	-	-	478,591	-	27,493	-
RSS - Lvl 3(e)	-	-	941,554	-	60,287	-
RSS - Lvl 4(e)	-	-	262,211	-	23,307	-
SIS - Lvl 1(e)	-	-	38,770	-	2,672	-
SIS - Lvl 2(e)	-	-	67,296	-	5,488	-
SIS - Lvl 3(e)	-	-	242,412	-	(26,790)	-
SIS - Lvl 4(e)	-	-	23,889	-	(57)	-
TEC - Lvl 1(b)	-	-	69,715	-	7,183	-
TEC - Lvl 2(b)	-	-	88,509	-	30,027	-
TEC - Lvl 3(b)	-	-	199,447	-	12,188	-
TEC - Lvl 4(b)	-	-	39,603	-	52,970	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA EXTRA CONTRACTS: - CONTINUED
HYS - Lvl 1(e)	(3,001)	-	246,939	-
HYS - Lvl 2(e)	(3,438)	-	277,607	-
HYS - Lvl 3(e)	(3,999)	-	410,208	-
HYS - Lvl 4(e)	(2,715)	-	174,044	-
MSS - Lvl 1(e)	(642)	-	342,650	-
MSS - Lvl 2(e)	(6,410)	-	485,882	-
MSS - Lvl 3(e)	(9,113)	-	1,051,021	-
MSS - Lvl 4(e)	(16,854)	-	395,973	-
MIS - Lvl 1(e)	(45,557)	-	2,157,835	-
MIS - Lvl 2(e)	(22,094)	-	2,559,854	-
MIS - Lvl 3(e)	(100,037)	-	4,923,997	-
MIS - Lvl 4(e)	(33,608)	-	1,511,093	-
MMS - Lvl 1(e)	(6,990)	-	728,487	-
MMS - Lvl 2(e)	(26,974)	-	741,527	-
MMS - Lvl 3(e)	(29,422)	-	1,220,849	-
MMS - Lvl 4(e)	(13,007)	-	568,861	-
NWD - Lvl 1(e)	(6,797)	-	529,521	-
NWD - Lvl 2(e)	(5,833)	-	869,196	-
NWD - Lvl 3(e)	(28,910)	-	1,704,282	-
NWD - Lvl 4(e)	(20,336)	-	664,181	-
RES - Lvl 1(e)	(7,440)	-	661,535	-
RES - Lvl 2(e)	(11,617)	-	721,446	-
RES - Lvl 3(e)	(19,511)	-	1,500,613	-
RES - Lvl 4(e)	(2,982)	-	443,675	-
RGS - Lvl 1(e)	(2,927)	-	67,362	-
RGS - Lvl 2(e)	(1,812)	-	117,704	-
RGS - Lvl 3(e)	(1,668)	-	222,322	-
RGS - Lvl 4(e)	(169)	-	91,377	-
RSS - Lvl 1(e)	(759)	-	307,752	-
RSS - Lvl 2(e)	(1,942)	-	504,142	-
RSS - Lvl 3(e)	(6,283)	-	995,558	-
RSS - Lvl 4(e)	(12,732)	-	272,786	-
SIS - Lvl 1(e)	(198)	-	41,244	-
SIS - Lvl 2(e)	(118)	-	72,666	-
SIS - Lvl 3(e)	(2,229)	-	213,393	-
SIS - Lvl 4(e)	(354)	-	23,478	-
TEC - Lvl 1(b)	(140)	-	76,758	-
TEC - Lvl 2(b)	(93)	-	118,443	-
TEC - Lvl 3(b)	(424)	-	211,211	-
TEC - Lvl 4(b)	(11,842)	-	80,731	-

(b) For the period September 11, 2000 (commencement of operations) through December 31, 2000. (e) For the period April 10, 2000 (commencement of operations) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA EXTRA CONTRACTS: - CONTINUED
TRS - Lvl 1(e)	-	-	512,577	-	37,281	-
TRS - Lvl 2(e)	-	-	689,736	-	52,988	-
TRS - Lvl 3(e)	-	-	676,014	-	97,385	-
TRS - Lvl 4(e)	-	-	236,116	-	29,070	-
UTS - Lvl 1(e)	-	-	647,526	-	27,476	-
UTS - Lvl 2(e)	-	-	559,668	-	71,924	-
UTS - Lvl 3(e)	-	-	1,174,009	-	132,727	-
UTS - Lvl 4(e)	-	-	388,151	-	19,794	-
GAA - Lvl 1(e)	-	-	18,269	-	8,164	-
GAA - Lvl 2(e)	-	-	66,862	-	11,883	-
GAA - Lvl 3(e)	-	-	162,337	-	15,749	-
GAA - Lvl 4(e)	-	-	8,281	-	838	-
GGS - Lvl 1(e)	-	-	24,434	-	(3,217)	-
GGS - Lvl 2(e)	-	-	65,227	-	6,379	-
GGS - Lvl 3(e)	-	-	45,784	-	3,522	-
GGS - Lvl 4(e)	-	-	21,452	-	6,547	-
GGR - Lvl 1(e)	-	-	325,910	-	25,418	-
GGR - Lvl 2(e)	-	-	328,791	-	22,995	-
GGR - Lvl 3(e)	-	-	812,364	-	66,093	-
GGR - Lvl 4(e)	-	-	299,404	-	8,629	-
GTR - Lvl 1(e)	-	-	39,513	-	(1,796)	-
GTR - Lvl 2(e)	-	-	32,819	-	9,510	-
GTR - Lvl 3(e)	-	-	62,443	-	(962)	-
GTR - Lvl 4(e)	-	-	14,314	-	5,123	-
SGS - Lvl 1(e)	-	-	232,164	-	26,438	-
SGS - Lvl 2(e)	-	-	390,558	-	26,941	-
SGS - Lvl 3(e)	-	-	728,011	-	151,060	-
SGS - Lvl 4(e)	-	-	241,617	-	6,098	-
GTS - Lvl 1(b)	-	-	2,425	-	691	-
GTS - Lvl 2(b)	-	-	23,605	-	623	-
GTS - Lvl 3(b)	-	-	23,501	-	9,743	-
GTS - Lvl 4(b)	-	-	3,365	-	1,560	-
MCS - Lvl 1(b)	-	-	75,541	-	1,798	-
MCS - Lvl 2(b)	-	-	129,409	-	13,819	-
MCS - Lvl 3(b)	-	-	356,625	-	44,440	-
MCS - Lvl 4(b)	-	-	127,368	-	9,903	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA EXTRA CONTRACTS: - CONTINUED
TRS - Lvl 1(e)	(18,599)	-	531,259	-
TRS - Lvl 2(e)	(9,764)	-	732,960	-
TRS - Lvl 3(e)	(5,486)	-	767,913	-
TRS - Lvl 4(e)	(1,495)	-	263,691	-
UTS - Lvl 1(e)	(4,506)	-	670,496	-
UTS - Lvl 2(e)	(22,256)	-	609,336	-
UTS - Lvl 3(e)	(22,744)	-	1,283,992	-
UTS - Lvl 4(e)	(6,579)	-	401,366	-
GAA - Lvl 1(e)	(39)	-	26,394	-
GAA - Lvl 2(e)	-	-	78,745	-
GAA - Lvl 3(e)	(5,261)	-	172,825	-
GAA - Lvl 4(e)	(69)	-	9,050	-
GGS - Lvl 1(e)	(228)	-	20,989	-
GGS - Lvl 2(e)	(789)	-	70,817	-
GGS - Lvl 3(e)	(71)	-	49,235	-
GGS - Lvl 4(e)	(187)	-	27,812	-
GGR - Lvl 1(e)	(4,366)	-	346,962	-
GGR - Lvl 2(e)	(1,895)	-	349,891	-
GGR - Lvl 3(e)	(8,974)	-	869,483	-
GGR - Lvl 4(e)	(10,581)	-	297,452	-
GTR - Lvl 1(e)	(274)	-	37,443	-
GTR - Lvl 2(e)	(68)	-	42,261	-
GTR - Lvl 3(e)	(378)	-	61,103	-
GTR - Lvl 4(e)	(325)	-	19,112	-
SGS - Lvl 1(e)	(4,865)	-	253,737	-
SGS - Lvl 2(e)	(16,331)	-	401,168	-
SGS - Lvl 3(e)	(28,518)	-	850,553	-
SGS - Lvl 4(e)	(11,611)	-	236,104	-
GTS - Lvl 1(b)	-	-	3,116	-
GTS - Lvl 2(b)	(10)	-	24,218	-
GTS - Lvl 3(b)	(59)	-	33,185	-
GTS - Lvl 4(b)	-	-	4,925	-
MCS - Lvl 1(b)	(875)	-	76,464	-
MCS - Lvl 2(b)	(251)	-	142,977	-
MCS - Lvl 3(b)	(1,378)	-	399,687	-
MCS - Lvl 4(b)	(50)	-	137,221	-

(b) For the period September 11, 2000 (commencement of operations) through December 31, 2000. (e) For the period April 10, 2000 (commencement of operations) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
					Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Units Outstanding Beginning of Year
			Units Purchased
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA ACCESS CONTRACTS (D):
BDS - Lvl 1	-	-	-	-	9,176	-
BDS - Lvl 3	-	-	92,288	-	(3,744)	-
BDS - Lvl 4	-	-	27,288	-	4,242	-
BDS - Lvl 5	-	-	53,617	-	7,032	-
BDS - Lvl 6	-	-	5,487	-	368	-
CAS - Lvl 1	-	-	17,139	-	-	-
CAS - Lvl 2	-	-	58,950	-	1,706	-
CAS - Lvl 3	-	-	445,038	-	17,024	-
CAS - Lvl 4	-	-	337,175	-	45,022	-
CAS - Lvl 5	-	-	325,104	-	53,725	-
CAS - Lvl 6	-	-	132,789	-	2,833	-
COS - Lvl 1	-	-	297,676	-	66,379	-
COS - Lvl 2	-	-	169,833	-	-	-
COS - Lvl 3	-	-	1,222,042	-	(20,163)	-
COS - Lvl 4	-	-	1,008,030	-	25,953	-
COS - Lvl 5	-	-	923,767	-	(3,830)	-
COS - Lvl 6	-	-	347,475	-	(2,335)	-
MIT - Lvl 1	-	-	115,897	-	39,656	-
MIT - Lvl 2	-	-	74,699	-	5,174	-
MIT - Lvl 3	-	-	712,877	-	2,271	-
MIT - Lvl 4	-	-	578,007	-	8,417	-
MIT - Lvl 5	-	-	782,447	-	28,653	-
MIT - Lvl 6	-	-	171,712	-	5,766	-
EGS - Lvl 1	-	-	42,767	-	28,464	-
EGS - Lvl 2	-	-	108,750	-	1,770	-
EGS - Lvl 3	-	-	988,646	-	14,150	-
EGS - Lvl 4	-	-	597,129	-	39,997	-
EGS - Lvl 5	-	-	926,888	-	52,576	-
EGS - Lvl 6	-	-	181,445	-	69,783	-
EIS - Lvl 1	-	-	82,907	-	26,338	-
EIS - Lvl 2	-	-	32,395	-	-	-
EIS - Lvl 3	-	-	276,916	-	18,731	-
EIS - Lvl 4	-	-	191,804	-	7,887	-
EIS - Lvl 5	-	-	143,015	-	18,814	-
EIS - Lvl 6	-	-	30,780	-	6,455	-
FCE - Lvl 1	-	-	14,188	-	-	-
FCE - Lvl 3	-	-	66,108	-	2,124	-
FCE - Lvl 4	-	-	31,174	-	436	-

	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year

	Year Ended December 31,		Year Ended December 31,

	2000	1999	2000	1999
MFS REGATTA ACCESS CONTRACTS (D):
BDS - Lvl 1	-	-	9,176	-
BDS - Lvl 3	(1,870)	-	86,674	-
BDS - Lvl 4	(384)	-	31,146	-
BDS - Lvl 5	(12,969)	-	47,680	-
BDS - Lvl 6	-	-	5,855	-
CAS - Lvl 1	-	-	17,139	-
CAS - Lvl 2	(8)	-	60,648	-
CAS - Lvl 3	(1,485)	-	460,577	-
CAS - Lvl 4	(522)	-	381,675	-
CAS - Lvl 5	(4,732)	-	374,097	-
CAS - Lvl 6	(147)	-	135,475	-
COS - Lvl 1	(9,804)	-	354,251	-
COS - Lvl 2	-	-	169,833	-
COS - Lvl 3	(7,318)	-	1,194,561	-
COS - Lvl 4	(3,131)	-	1,030,852	-
COS - Lvl 5	88,447	-	1,008,384	-
COS - Lvl 6	(1,782)	-	343,358	-
MIT - Lvl 1	-	-	155,553	-
MIT - Lvl 2	(25)	-	79,848	-
MIT - Lvl 3	(5,124)	-	710,024	-
MIT - Lvl 4	(5,402)	-	581,022	-
MIT - Lvl 5	(24,140)	-	786,960	-
MIT - Lvl 6	(503)	-	176,975	-
EGS - Lvl 1	-	-	71,231	-
EGS - Lvl 2	(9)	-	110,511	-
EGS - Lvl 3	(4,564)	-	998,232	-
EGS - Lvl 4	(3,410)	-	633,716	-
EGS - Lvl 5	(5,235)	-	974,229	-
EGS - Lvl 6	(175)	-	251,053	-
EIS - Lvl 1	-	-	109,245	-
EIS - Lvl 2	-	-	32,395	-
EIS - Lvl 3	(828)	-	294,819	-
EIS - Lvl 4	(363)	-	199,328	-
EIS - Lvl 5	(304)	-	161,525	-
EIS - Lvl 6	(5)	-	37,230	-
FCE - Lvl 1	-	-	14,188	-
FCE - Lvl 3	(74)	-	68,158	-
FCE - Lvl 4	(62)	-	31,548	-

(d) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
				Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Units Outstanding Beginning of Year	Units Purchased
	Year Ended December 31,	Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999

MFS REGATTA ACCESS CONTRACTS (D): - CONTINUED
FCE - Lvl 5	-	-	41,496	-	1,182	-
FCE - Lvl 6	-	-	4,421	-	1,418	-
FCG - Lvl 1	-	-	22,170	-	10,765	-
FCG - Lvl 3	-	-	180,762	-	1,345	-
FCG - Lvl 4	-	-	113,599	-	16,838	-
FCG - Lvl 5	-	-	101,721	-	4,755	-
FCG - Lvl 6	-	-	25,683	-	5,709	-
FCI - Lvl 1	-	-	10,749	-	-	-
FCI - Lvl 3	-	-	34,084	-	1,230	-
FCI - Lvl 4	-	-	12,252	-	4,281	-
FCI - Lvl 5	-	-	46,985	-	9,553	-
FCI - Lvl 6	-	-	1,488	-	-	-
GSS - Lvl 3	-	-	260,476	-	22,723	-
GSS - Lvl 4	-	-	162,689	-	10,421	-
GSS - Lvl 5	-	-	108,916	-	6,837	-
GSS - Lvl 6	-	-	71,456	-	(40,406)	-
HYS - Lvl 1	-	-	5,501	-	10,505	-
HYS - Lvl 2	-	-	56,265	-	-	-
HYS - Lvl 3	-	-	214,071	-	7,525	-
HYS - Lvl 4	-	-	118,825	-	10,458	-
HYS - Lvl 5	-	-	59,936	-	7,414	-
HYS - Lvl 6	-	-	19,471	-	1,704	-
MSS - Lvl 2	-	-	55,463	-	3,312	-
MSS - Lvl 3	-	-	196,212	-	(4,021)	-
MSS - Lvl 5	-	-	112,036	-	30,963	-
MSS - Lvl 6	-	-	40,500	-	(1,350)	-
MIS - Lvl 1	-	-	287,769	-	87,613	-
MIS - Lvl 2	-	-	108,030	-	4,870	-
MIS - Lvl 3	-	-	1,340,933	-	(42,963)	-
MIS - Lvl 4	-	-	948,571	-	4,729	-
MIS - Lvl 5	-	-	1,009,256	-	53,559	-
MIS - Lvl 6	-	-	411,370	-	5,388	-
MMS - Lvl 1	-	-	310,767	-	(19,643)	-
MMS - Lvl 2	-	-	112,065	-	(39,419)	-
MMS - Lvl 3	-	-	1,005,660	-	(245,090)	-
MMS - Lvl 4	-	-	904,443	-	(267,010)	-
MMS - Lvl 5	-	-	1,027,019	-	(363,865)	-
MMS - Lvl 6	-	-	243,256	-	(10,311)	-
NWD - Lvl 1	-	-	25,069	-	11,275	-
NWD - Lvl 2	-	-	43,265	-	-	-
NWD - Lvl 3	-	-	392,642	-	2,950	-

	Units Withdrawn, Surrendered, and Annuitized	Units Outstanding End of Year
	Year Ended December 31,	Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA ACCESS CONTRACTS(D): - CONTINUED
FCE - Lvl 5	(109)	-	42,569	-
FCE - Lvl 6	-	-	5,839	-
FCG - Lvl 1	-	-	32,935	-
FCG - Lvl 3	(320)	-	181,787	-
FCG - Lvl 4	(333)	-	130,104	-
FCG - Lvl 5	(7,227)	-	99,249	-
FCG - Lvl 6	-	-	31,392	-
FCI - Lvl 1	-	-	10,749	-
FCI - Lvl 3	-	-	35,314	-
FCI - Lvl 4	(446)	-	16,087	-
FCI - Lvl 5	(140)	-	56,398	-
FCI - Lvl 6	-	-	1,488	-
GSS - Lvl 3	(6,555)	-	276,644	-
GSS - Lvl 4	(556)	-	172,554	-
GSS - Lvl 5	(2,864)	-	112,889	-
GSS - Lvl 6	(3)	-	31,047	-
HYS - Lvl 1	-	-	16,006	-
HYS - Lvl 2	-	-	56,265	-
HYS - Lvl 3	(1,582)	-	220,014	-
HYS - Lvl 4	(581)	-	128,702	-
HYS - Lvl 5	(1,306)	-	66,044	-
HYS - Lvl 6	-	-	21,175	-
MSS - Lvl 2	(16)	-	58,759	-
MSS - Lvl 3	(317)	-	191,874	-
MSS - Lvl 5	(1,103)	-	141,896	-
MSS - Lvl 6	(31)	-	39,119	-
MIS - Lvl 1	(9,609)	-	365,773	-
MIS - Lvl 2	(24)	-	112,876	-
MIS - Lvl 3	(5,586)	-	1,292,384	-
MIS - Lvl 4	(5,465)	-	947,835	-
MIS - Lvl 5	(21,819)	-	1,040,996	-
MIS - Lvl 6	(1,421)	-	415,337	-
MMS - Lvl 1	(7,855)	-	283,269	-
MMS - Lvl 2	(355)	-	72,291	-
MMS - Lvl 3	(52,943)	-	707,627	-
MMS - Lvl 4	(102,217)	-	535,216	-
MMS - Lvl 5	(5,335)	-	657,819	-
MMS - Lvl 6	(3,989)	-	228,956	-
NWD - Lvl 1	-	-	36,344	-
NWD - Lvl 2	-	-	43,265	-
NWD - Lvl 3	(4,713)	-	390,879	-

(d) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
					Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Units Outstanding Beginning of Year		Units Purchased
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA ACCESS CONTRACTS (D): - CONTINUED
NWD - Lvl 4	-	-	319,525	-	39,050	-
NWD - Lvl 5	-	-	297,223	-	60,778	-
NWD - Lvl 6	-	-	67,405	-	5,259	-
RES - Lvl 2	-	-	145,358	-	6,562	-
RES - Lvl 3	-	-	622,562	-	23,395	-
RES - Lvl 4	-	-	484,762	-	35,550	-
RES - Lvl 5	-	-	341,181	-	38,072	-
RES - Lvl 6	-	-	113,893	-	3,126	-
RGS - Lvl 2	-	-	54,890	-	3,004	-
RGS - Lvl 3	-	-	67,290	-	5,289	-
RGS - Lvl 4	-	-	67,436	-	1,466	-
RGS - Lvl 5	-	-	32,267	-	8,347	-
RGS - Lvl 6	-	-	7,486	-	-	-
RSS - Lvl 1	-	-	31,247	-	-	-
RSS - Lvl 3	-	-	264,090	-	5,539	-
RSS - Lvl 4	-	-	184,142	-	11,673	-
RSS - Lvl 5	-	-	294,578	-	4,998	-
RSS - Lvl 6	-	-	62,652	-	332	-
SIS - Lvl 1	-	-	-	-	9,689	-
SIS - Lvl 3	-	-	45,606	-	(6,163)	-
SIS - Lvl 4	-	-	33,176	-	2,443	-
SIS - Lvl 5	-	-	22,371	-	149	-
SIS - Lvl 6	-	-	996	-	145	-
TEC - Lvl 1	-	-	178,954	-	111,629	-
TEC - Lvl 2	-	-	142,694	-	-	-
TEC - Lvl 3	-	-	649,187	-	(95,987)	-
TEC - Lvl 4	-	-	527,552	-	12,037	-
TEC - Lvl 5	-	-	228,768	-	26,231	-
TEC - Lvl 6	-	-	52,741	-	(3,278)	-
TRS - Lvl 1	-	-	32,936	-	9,059	-
TRS - Lvl 2	-	-	68,186	-	-	-
TRS - Lvl 3	-	-	305,887	-	8,304	-
TRS - Lvl 4	-	-	276,810	-	19,855	-
TRS - Lvl 5	-	-	320,927	-	8,066	-
TRS - Lvl 6	-	-	37,276	-	315	-
UTS - Lvl 1	-	-	54,728	-	-	-
UTS - Lvl 2	-	-	93,726	-	15,929	-
UTS - Lvl 3	-	-	487,398	-	47,630	-

	Units Withdrawn, Surrendered, and Annuitized	Units Outstanding End of Year
	Year Ended December 31,	Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA ACCESS CONTRACTS (D): - CONTINUED
NWD - Lvl 4	(1,922)	-	356,653	-
NWD - Lvl 5	(8,376)	-	349,625	-
NWD - Lvl 6	(11)	-	72,653	-
RES - Lvl 2	(33)	-	151,887	-
RES - Lvl 3	(6,979)	-	638,978	-
RES - Lvl 4	(1,750)	-	518,562	-
RES - Lvl 5	(3,523)	-	375,730	-
RES - Lvl 6	(1,016)	-	116,003	-
RGS - Lvl 2	(14)	-	57,880	-
RGS - Lvl 3	(386)	-	72,193	-
RGS - Lvl 4	(346)	-	68,556	-
RGS - Lvl 5	(551)	-	40,063	-
RGS - Lvl 6	-	-	7,486	-
RSS - Lvl 1	-	-	31,247	-
RSS - Lvl 3	(1,107)	-	268,522	-
RSS - Lvl 4	(231)	-	195,584	-
RSS - Lvl 5	(642)	-	298,934	-
RSS - Lvl 6	(905)	-	62,079	-
SIS - Lvl 1	-	-	9,689	-
SIS - Lvl 3	(76)	-	39,367	-
SIS - Lvl 4	(29)	-	35,590	-
SIS - Lvl 5	(554)	-	21,966	-
SIS - Lvl 6	-	-	1,141	-
TEC - Lvl 1	(9,024)	-	281,559	-
TEC - Lvl 2	-	-	142,694	-
TEC - Lvl 3	(4,400)	-	548,800	-
TEC - Lvl 4	(1,250)	-	538,339	-
TEC - Lvl 5	(1,778)	-	253,221	-
TEC - Lvl 6	(97)	-	49,366	-
TRS - Lvl 1	-	-	41,995	-
TRS - Lvl 2	-	-	68,186	-
TRS - Lvl 3	(6,632)	-	307,559	-
TRS - Lvl 4	(1,467)	-	295,198	-
TRS - Lvl 5	(4,090)	-	324,903	-
TRS - Lvl 6	(37)	-	37,554	-
UTS - Lvl 1	-	-	54,728	-
UTS - Lvl 2	(78)	-	109,577	-
UTS - Lvl 3	(8,753)	-	526,275	-

(d) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
					Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Units Outstanding Beginning of Year
			Units Purchased
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA ACCESS CONTRACTS: - CONTINUED
UTS - Lvl 4(d)	-	-	416,529	-	36,299	-
UTS - Lvl 5(d)	-	-	452,340	-	43,617	-
UTS - Lvl 6(d)	-	-	46,380	-	3,680	-
GAA - Lvl 3(d)	-	-	9,847	-	104	-
GAA - Lvl 4(d)	-	-	14,172	-	1,324	-
GAA - Lvl 5(d)	-	-	37,437	-	138	-
GAA - Lvl 6(d)	-	-	1,607	-	70	-
GGS - Lvl 3(d)	-	-	39,164	-	(356)	-
GGS - Lvl 4(d)	-	-	8,966	-	3,343	-
GGS - Lvl 5(d)	-	-	9,506	-	572	-
GGS - Lvl 6(d)	-	-	490	-	-	-
GGR - Lvl 2(d)	-	-	61,167	-	-	-
GGR - Lvl 3(d)	-	-	155,833	-	12,046	-
GGR - Lvl 4(d)	-	-	224,962	-	25,109	-
GGR - Lvl 5(d)	-	-	225,009	-	20,754	-
GGR - Lvl 6(d)	-	-	32,776	-	(2,390)	-
GTR - Lvl 1(d)	-	-	-	-	9,849	-
GTR - Lvl 3(d)	-	-	24,570	-	(10,879)	-
GTR - Lvl 4(d)	-	-	18,023	-	1,024	-
GTR - Lvl 5(d)	-	-	29,641	-	34	-
GTR - Lvl 6(d)	-	-	6,826	-	135	-
SGS - Lvl 1(d)	-	-	251,792	-	26,284	-
SGS - Lvl 2(d)	-	-	124,382	-	-	-
SGS - Lvl 3(d)	-	-	669,384	-	(16,639)	-
SGS - Lvl 4(d)	-	-	446,607	-	6,475	-
SGS - Lvl 5(d)	-	-	195,553	-	3,631	-
SGS - Lvl 6(d)	-	-	185,822	-	262	-
GTS - Lvl 3(b)	-	-	11,075	-	899	-
GTS - Lvl 4(b)	-	-	7,540	-	-	-
GTS - Lvl 5(b)	-	-	21,428	-	2,263	-
MCS - Lvl 1(b)	-	-	-	-	10,530	-
MCS - Lvl 2(b)	-	-	14,752	-	-	-
MCS - Lvl 3(b)	-	-	91,815	-	2,634	-
MCS - Lvl 4(b)	-	-	100,929	-	6,567	-
MCS - Lvl 5(b)	-	-	130,062	-	30,704	-
MCS - Lvl 6(b)	-	-	92,261	-	7,619	-
	Units Withdrawn, Surrendered, and Annuitized	Units Outstanding End of Year
	Year Ended December 31,	Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA ACCESS CONTRACTS: - CONTINUED
UTS - Lvl 4(d)	(3,038)	-	449,790	-
UTS - Lvl 5(d)	(4,891)	-	491,066	-
UTS - Lvl 6(d)	(49)	-	50,011	-
GAA - Lvl 3(d)	(13)	-	9,938	-
GAA - Lvl 4(d)	-	-	15,496	-
GAA - Lvl 5(d)	(499)	-	37,076	-
GAA - Lvl 6(d)	-	-	1,677	-
GGS - Lvl 3(d)	(58)	-	38,750	-
GGS - Lvl 4(d)		-	12,309	-
GGS - Lvl 5(d)	(17)	-	10,061	-
GGS - Lvl 6(d)	-	-	490	-
GGR - Lvl 2(d)	-	-	61,167	-
GGR - Lvl 3(d)	(2,336)	-	165,543	-
GGR - Lvl 4(d)	(1,211)	-	248,860	-
GGR - Lvl 5(d)	(1,699)	-	244,064	-
GGR - Lvl 6(d)	(59)	-	30,327	-
GTR - Lvl 1(d)	-		9,849	-
GTR - Lvl 3(d)	(31)	-	13,660	-
GTR - Lvl 4(d)	(38)	-	19,009	-
GTR - Lvl 5(d)	(175)	-	29,500	-
GTR - Lvl 6(d)	-	-	6,961	-
SGS - Lvl 1(d)	(9,597)	-	268,479	-
SGS - Lvl 2(d)	-	-	124,382	-
SGS - Lvl 3(d)	(3,911)	-	648,834	-
SGS - Lvl 4(d)	(1,444)	-	451,638	-
SGS - Lvl 5(d)	(767)	-	198,417	-
SGS - Lvl 6(d)	(1,080)	-	185,004	-
GTS - Lvl 3(b)	-	-	11,974	-
GTS - Lvl 4(b)	-	-	7,540	-
GTS - Lvl 5(b)	(73)	-	23,618	-
MCS - Lvl 1(b)	-	-	10,530	-
MCS - Lvl 2(b)	-	-	14,752	-
MCS - Lvl 3(b)	(10)	-	94,439	-
MCS - Lvl 4(b)	(260)	-	107,236	-
MCS - Lvl 5(b)	(235)	-	160,531	-
MCS - Lvl 6(b)	(299)	-	99,581	-

(b) For the period September 11, 2000 (commencement of operations) through December 31, 2000.

(d) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
					Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Units Outstanding Beginning of Year
			Units Purchased
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA CHOICE CONTRACTS (D):
BDS - Lvl 2	-	-	50,774	-	11,897	-
BDS - Lvl 3	-	-	11,238	-	-	-
BDS - Lvl 4	-	-	28,648	-	12,813	-
BDS - Lvl 5	-	-	99,084	-	29,732	-
BDS - Lvl 6	-	-	31,195	-	18,431	-
CAS - Lvl 1	-	-	9,736	-	-	-
CAS - Lvl 2	-	-	289,370	-	70,328	-
CAS - Lvl 3	-	-	110,023	-	-	-
CAS - Lvl 4	-	-	499,177	-	136,648	-
CAS - Lvl 5	-	-	770,953	-	388,356	-
CAS - Lvl 6	-	-	292,731	-	119,930	-
COS - Lvl 2	-	-	449,757	-	97,828	-
COS - Lvl 3	-	-	97,149	-	71,942	-
COS - Lvl 4	-	-	803,269	-	180,154	-
COS - Lvl 5	-	-	1,563,367	-	506,949	-
COS - Lvl 6	-	-	451,066	-	98,869	-
MIT - Lvl 2	-	-	551,411	-	112,275	-
MIT - Lvl 3	-	-	65,873	-	40,840	-
MIT - Lvl 4	-	-	584,272	-	170,775	-
MIT - Lvl 5	-	-	1,445,002	-	549,782	-
MIT - Lvl 6	-	-	514,191	-	117,809	-
EGS - Lvl 1	-	-	9,983	-	-	-
EGS - Lvl 2	-	-	449,982	-	115,994	-
EGS - Lvl 3	-	-	103,846	-	64,672	-
EGS - Lvl 4	-	-	790,156	-	132,030	-
EGS - Lvl 5	-	-	1,586,921	-	600,407	-
EGS - Lvl 6	-	-	468,077	-	133,586	-
EIS - Lvl 2	-	-	99,487	-	13,386	-
EIS - Lvl 3	-	-	22,141	-	(1,384)	-
EIS - Lvl 4	-	-	100,423	-	32,488	-
EIS - Lvl 5	-	-	286,901	-	43,947	-
EIS - Lvl 6	-	-	51,229	-	19,294	-
FCE - Lvl 2	-	-	12,303	-	4,634	-
FCE - Lvl 3	-	-	5,569	-	14,445	-
FCE - Lvl 4	-	-	41,598	-	9,163	-
FCE - Lvl 5	-	-	76,480	-	28,646	-
FCE - Lvl 6	-	-	35,873	-	18,807	-
FCG - Lvl 1	-	-	10,156	-	-	-
FCG - Lvl 2	-	-	56,769	-	18,687	-
FCG - Lvl 3	-	-	-	-	19,952	-
Units Withdrawn, Surrendered, and Annuitized			Units Outstanding End of Year
Year Ended December 31,			Year Ended December 31,
2000	1999		2000	1999
MFS REGATTA CHOICE CONTRACTS (D):
BDS - Lvl 2	(400)	-	62,271	-
BDS - Lvl 3	18,650	-	29,888	-
BDS - Lvl 4	(100)	-	41,361	-
BDS - Lvl 5	(544)	-	128,272	-
BDS - Lvl 6	(62)	-	49,564	-
CAS - Lvl 1	(447)	-	9,289	-
CAS - Lvl 2	(1,108)	-	358,590	-
CAS - Lvl 3	33,990	-	144,013	-
CAS - Lvl 4	(13,838)	-	621,987	-
CAS - Lvl 5	(6,443)	-	1,152,866	-
CAS - Lvl 6	(1,897)	-	410,764	-
COS - Lvl 2	(4,740)	-	542,845	-
COS - Lvl 3	(719)	-	168,372	-
COS - Lvl 4	(9,102)	-	974,321	-
COS - Lvl 5	(13,306)	-	2,057,010	-
COS - Lvl 6	(19,617)	-	530,318	-
MIT - Lvl 2	(1,581)	-	662,105	-
MIT - Lvl 3	(137)	-	106,576	-
MIT - Lvl 4	(10,598)	-	744,449	-
MIT - Lvl 5	(12,538)	-	1,982,246	-
MIT - Lvl 6	(8,643)	-	623,357	-
EGS - Lvl 1	(458)	-	9,525	-
EGS - Lvl 2	(1,007)	-	564,969	-
EGS - Lvl 3	(720)	-	167,798	-
EGS - Lvl 4	(8,674)	-	913,512	-
EGS - Lvl 5	(16,905)	-	2,170,423	-
EGS - Lvl 6	(23,105)	-	578,558	-
EIS - Lvl 2	(603)	-	112,270	-
EIS - Lvl 3	-	-	20,757	-
EIS - Lvl 4	(1,508)	-	131,403	-
EIS - Lvl 5	(1,045)	-	329,803	-
EIS - Lvl 6	(225)	-	70,298	-
FCE - Lvl 2	(4)	-	16,933	-
FCE - Lvl 3	-	-	20,014	-
FCE - Lvl 4	(125)	-	50,636	-
FCE - Lvl 5	(76)	-	105,050	-
FCE - Lvl 6	(269)	-	54,411	-
FCG - Lvl 1	(466)	-	9,690	-
FCG - Lvl 2	(102)	-	75,354	-
FCG - Lvl 3	-	-	19,952	-

(d) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
					Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Units Outstanding Beginning of Year
			Units Purchased
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA CHOICECONTRACTS (D): - CONTINUED
FCG - Lvl 4	-	-	101,565	-	42,918	-
FCG - Lvl 5	-	-	275,792	-	120,360	-
FCG - Lvl 6	-	-	81,209	-	36,364	-
FCI - Lvl 2	-	-	35,431	-	819	-
FCI - Lvl 4	-	-	23,791	-	7,482	-
FCI - Lvl 5	-	-	47,901	-	24,382	-
FCI - Lvl 6	-	-	20,079	-	6,108	-
GSS - Lvl 2	-	-	118,847	-	55,719	-
GSS - Lvl 3	-	-	20,821	-	(517)	-
GSS - Lvl 4	-	-	162,839	-	47,763	-
GSS - Lvl 5	-	-	283,147	-	89,678	-
GSS - Lvl 6	-	-	93,677	-	28,595	-
HYS - Lvl 2	-	-	89,124	-	23,351	-
HYS - Lvl 3	-	-	12,240	-	12,780	-
HYS - Lvl 4	-	-	103,655	-	40,191	-
HYS - Lvl 5	-	-	193,244	-	85,857	-
HYS - Lvl 6	-	-	78,394	-	26,510	-
MSS - Lvl 2	-	-	146,285	-	16,561	-
MSS - Lvl 3	-	-	40,787	-	-	-
MSS - Lvl 4	-	-	122,398	-	32,851	-
MSS - Lvl 5	-	-	254,040	-	64,556	-
MSS - Lvl 6	-	-	53,728	-	10,890	-
MIS - Lvl 1	-	-	43,799	-	-	-
MIS - Lvl 2	-	-	703,016	-	129,541	-
MIS - Lvl 3	-	-	77,099	-	71,234	-
MIS - Lvl 4	-	-	985,524	-	250,996	-
MIS - Lvl 5	-	-	2,525,259	-	907,991	-
MIS - Lvl 6	-	-	683,757	-	161,102	-
MMS - Lvl 1	-	-	-	-	16,332	-
MMS - Lvl 2	-	-	306,512	-	(149,129)	-
MMS - Lvl 4	-	-	292,278	-	(116,278)	-
MMS - Lvl 5	-	-	616,692	-	(291,537)	-
MMS - Lvl 6	-	-	327,632	-	(55,288)	-
NWD - Lvl 2	-	-	185,101	-	43,783	-
NWD - Lvl 3	-	-	73,021	-	23,410	-
NWD - Lvl 4	-	-	253,686	-	80,833	-
NWD - Lvl 5	-	-	628,499	-	205,769	-
NWD - Lvl 6	-	-	237,581	-	56,356	-
RES - Lvl 2	-	-	253,790	-	39,138	-
RES - Lvl 3	-	-	93,254	-	43,435	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA CHOICE CONTRACTS (D): - CONTINUED
FCG - Lvl 4	(950)	-	143,533	-
FCG - Lvl 5	(1,056)	-	395,096	-
FCG - Lvl 6	(908)	-	116,665	-
FCI - Lvl 2	(124)	-	36,126	-
FCI - Lvl 4	(33)	-	31,240	-
FCI - Lvl 5	(146)	-	72,137	-
FCI - Lvl 6	(8)	-	26,179	-
GSS - Lvl 2	(1,181)	-	173,385	-
GSS - Lvl 3	-	-	20,304	-
GSS - Lvl 4	(1,283)	-	209,319	-
GSS - Lvl 5	(1,833)	-	370,992	-
GSS - Lvl 6	(1,290)	-	120,982	-
HYS - Lvl 2	(343)	-	112,132	-
HYS - Lvl 3	-	-	25,020	-
HYS - Lvl 4	(545)	-	143,301	-
HYS - Lvl 5	(848)	-	278,253	-
HYS - Lvl 6	(664)	-	104,240	-
MSS - Lvl 2	(2,346)	-	160,500	-
MSS - Lvl 3	-	-	40,787	-
MSS - Lvl 4	(9,800)	-	145,449	-
MSS - Lvl 5	(333)	-	318,263	-
MSS - Lvl 6	(3)	-	64,615	-
MIS - Lvl 1	(2,011)	-	41,788	-
MIS - Lvl 2	(7,110)	-	825,447	-
MIS - Lvl 3	(723)	-	147,610	-
MIS - Lvl 4	(14,239)	-	1,222,281	-
MIS - Lvl 5	(22,305)	-	3,410,945	-
MIS - Lvl 6	(9,155)	-	835,704	-
MMS - Lvl 1	-	-	16,332	-
MMS - Lvl 2	(1,130)	-	156,253	-
MMS - Lvl 4	(39,479)	-	136,521	-
MMS - Lvl 5	(875)	-	324,280	-
MMS - Lvl 6	(68,298)	-	204,046	-
NWD - Lvl 2	(181)	-	228,703	-
NWD - Lvl 3	-	-	96,431	-
NWD - Lvl 4	(1,188)	-	333,331	-
NWD - Lvl 5	(3,423)	-	830,845	-
NWD - Lvl 6	(19,034)	-	274,903	-
RES - Lvl 2	(5,154)	-	287,774	-
RES - Lvl 3	(566)	-	136,123	-

(d) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
					Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Units Outstanding Beginning of Year
			Units Purchased
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA CHOICE CONTRACTS (D): - CONTINUED
RES - Lvl 4	-	-	417,491	-	70,763	-
RES - Lvl 5	-	-	823,495	-	283,061	-
RES - Lvl 6	-	-	305,189	-	74,556	-
RGS - Lvl 2	-	-	37,909	-	3,216	-
RGS - Lvl 3	-	-	11,310	-	195	-
RGS - Lvl 4	-	-	48,224	-	23,125	-
RGS - Lvl 5	-	-	93,247	-	34,798	-
RGS - Lvl 6	-	-	34,798	-	5,338	-
RSS - Lvl 2	-	-	124,803	-	22,624	-
RSS - Lvl 3	-	-	76,583	-	(736)	-
RSS - Lvl 4	-	-	116,209	-	47,189	-
RSS - Lvl 5	-	-	347,279	-	113,077	-
RSS - Lvl 6	-	-	90,288	-	23,011	-
SIS - Lvl 2	-	-	21,978	-	6,730	-
SIS - Lvl 3	-	-	22,057	-	4,108	-
SIS - Lvl 4	-	-	51,706	-	16,078	-
SIS - Lvl 5	-	-	74,381	-	17,848	-
SIS - Lvl 6	-	-	15,926	-	6,115	-
TEC - Lvl 1	-	-	22,577	-	-	-
TEC - Lvl 2	-	-	130,795	-	14,093	-
TEC - Lvl 3	-	-	41,384	-	335	-
TEC - Lvl 4	-	-	156,322	-	30,026	-
TEC - Lvl 5	-	-	527,657	-	120,846	-
TEC - Lvl 6	-	-	120,854	-	35,835	-
TRS - Lvl 2	-	-	212,637	-	9,121	-
TRS - Lvl 3	-	-	10,625	-	-	-
TRS - Lvl 4	-	-	259,249	-	67,892	-
TRS - Lvl 5	-	-	419,802	-	139,294	-
TRS - Lvl 6	-	-	165,294	-	23,487	-
UTS - Lvl 2	-	-	303,891	-	52,224	-
UTS - Lvl 3	-	-	89,955	-	5,849	-
UTS - Lvl 4	-	-	375,532	-	122,159	-
UTS - Lvl 5	-	-	729,834	-	269,079	-
UTS - Lvl 6	-	-	180,195	-	66,053	-
GAA - Lvl 2	-	-	10,571	-	1,849	-
GAA - Lvl 3	-	-	-	-	9,347	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA CHOICE CONTRACTS (D): - CONTINUED
RES - Lvl 4	(13,689)	-	474,565	-
RES - Lvl 5	(8,600)	-	1,097,956	-
RES - Lvl 6	(2,275)	-	377,470	-
RGS - Lvl 2	(28)	-	41,097	-
RGS - Lvl 3	-	-	11,505	-
RGS - Lvl 4	(1,187)	-	70,162	-
RGS - Lvl 5	(245)	-	127,800	-
RGS - Lvl 6	(25)	-	40,111	-
RSS - Lvl 2	(116)	-	147,311	-
RSS - Lvl 3	-	-	75,847	-
RSS - Lvl 4	(2,948)	-	160,450	-
RSS - Lvl 5	(988)	-	459,368	-
RSS - Lvl 6	(250)	-	113,049	-
SIS - Lvl 2	(247)	-	28,461	-
SIS - Lvl 3	-	-	26,165	-
SIS - Lvl 4	(2,392)	-	65,392	-
SIS - Lvl 5	(272)	-	91,957	-
SIS - Lvl 6	(31)	-	22,010	-
TEC - Lvl 1	(1,037)	-	21,540	-
TEC - Lvl 2	(3,684)	-	141,204	-
TEC - Lvl 3	-	-	41,719	-
TEC - Lvl 4	(2,537)	-	183,811	-
TEC - Lvl 5	(3,791)	-	644,712	-
TEC - Lvl 6	(475)	-	156,214	-
TRS - Lvl 2	(2,388)	-	219,370	-
TRS - Lvl 3	-	-	10,625	-
TRS - Lvl 4	(1,412)	-	325,729	-
TRS - Lvl 5	(2,599)	-	556,497	-
TRS - Lvl 6	(759)	-	188,022	-
UTS - Lvl 2	(7,198)	-	348,917	-
UTS - Lvl 3	(140)	-	95,664	-
UTS - Lvl 4	(10,307)	-	487,384	-
UTS - Lvl 5	(13,615)	-	985,298	-
UTS - Lvl 6	(477)	-	245,771	-
GAA - Lvl 2	(1,146)	-	11,274	-
GAA - Lvl 3	-	-	9,347	-

(d) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
					Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Units Outstanding Beginning of Year
			Units Purchased
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA CHOICE CONTRACTS: - CONTINUED
GAA - Lvl 4(d)	-	-	11,101	-	4,672	-
GAA - Lvl 5(d)	-	-	14,445	-	24,446	-
GAA - Lvl 6(d)	-	-	1,888	-	1,907	-
GGS - Lvl 2(d)	-	-	7,670	-	2,666	-
GGS - Lvl 3(d)	-	-	-	-	12,317	-
GGS - Lvl 4(d)	-	-	9,238	-	3,436	-
GGS - Lvl 5(d)	-	-	36,690	-	17,619	-
GGS - Lvl 6(d)	-	-	22,072	-	11,437	-
GGR - Lvl 2(d)	-	-	140,567	-	14,818	-
GGR - Lvl 3(d)	-	-	-	-	4,465	-
GGR - Lvl 4(d)	-	-	168,573	-	34,209	-
GGR - Lvl 5(d)	-	-	268,257	-	109,191	-
GGR - Lvl 6(d)	-	-	61,081	-	30,008	-
GTR - Lvl 2(d)	-	-	8,505	-	(1,666)	-
GTR - Lvl 4(d)	-	-	19,659	-	5,942	-
GTR - Lvl 5(d)	-	-	15,161	-	5,747	-
GTR - Lvl 6(d)	-	-	3,943	-	1,316	-
SGS - Lvl 2(d)	-	-	115,884	-	19,600	-
SGS - Lvl 3(d)	-	-	20,225	-	5,282	-
SGS - Lvl 4(d)	-	-	206,951	-	56,747	-
SGS - Lvl 5(d)	-	-	485,291	-	119,296	-
SGS - Lvl 6(d)	-	-	123,420	-	12,846	-
GTS - Lvl 2(b)	-	-	7,143	-	3,972	-
GTS - Lvl 3(b)	-	-	9,402	-	-	-
GTS - Lvl 4(b)	-	-	2,002	-	1,543	-
GTS - Lvl 5(b)	-	-	12,754	-	1,762	-
GTS - Lvl 6(b)	-	-	1,836	-	257	-
MCS - Lvl 2(b)	-	-	18,044	-	16,264	-
MCS - Lvl 3(b)	-	-	14,934	-	17,946	-
MCS - Lvl 4(b)	-	-	112,179	-	23,357	-
MCS - Lvl 5(b)	-	-	240,449	-	17,519	-
MCS - Lvl 6(b)	-	-	39,602	-	4,746	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA CHOICE CONTRACTS: - CONTINUED
GAA - Lvl 4(d)	(298)	-	15,475	-
GAA - Lvl 5(d)	(65)	-	38,826	-
GAA - Lvl 6(d)	(35)	-	3,760	-
GGS - Lvl 2(d)	(22)	-	10,314	-
GGS - Lvl 3(d)	-	-	12,317	-
GGS - Lvl 4(d)	(2)	-	12,672	-
GGS - Lvl 5(d)	(78)	-	54,231	-
GGS - Lvl 6(d)	(248)	-	33,261	-
GGR - Lvl 2(d)	(228)	-	155,157	-
GGR - Lvl 3(d)	(111)	-	4,354	-
GGR - Lvl 4(d)	(798)	-	201,984	-
GGR - Lvl 5(d)	(789)	-	376,659	-
GGR - Lvl 6(d)	(2,487)	-	88,602	-
GTR - Lvl 2(d)	(524)	-	6,315	-
GTR - Lvl 4(d)	-	-	25,601	-
GTR - Lvl 5(d)	(46)	-	20,862	-
GTR - Lvl 6(d)	(4)	-	5,255	-
SGS - Lvl 2(d)	(188)	-	135,296	-
SGS - Lvl 3(d)	-	-	25,507	-
SGS - Lvl 4(d)	(1,746)	-	261,952	-
SGS - Lvl 5(d)	(4,897)	-	599,690	-
SGS - Lvl 6(d)	(173)	-	136,093	-
GTS - Lvl 2(b)	(8)	-	11,107	-
GTS - Lvl 3(b)	-	-	9,402	-
GTS - Lvl 4(b)	(12)	-	3,533	-
GTS - Lvl 5(b)	-	-	14,516	-
GTS - Lvl 6(b)	-	-	2,093	-
MCS - Lvl 2(b)	(26)	-	34,282	-
MCS - Lvl 3(b)	-	-	32,880	-
MCS - Lvl 4(b)	(247)	-	135,289	-
MCS - Lvl 5(b)	(469)	-	257,499	-
MCS - Lvl 6(b)	(10)	-	44,338	-

(b) For the period September 11, 2000 (commencement of operations) through December 31, 2000.

(d) For the period July 17, 2000 (commencement of operations) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued
					Units Transferred Between Sub-Accounts and Fixed Accumulation Account
	Units Outstanding Beginning of Year
			Units Purchased
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999	2000	1999
MFS REGATTA FLEX 4 CONTRACTS (D):
CAS - Lvl 5	-	-	3,309	-	-	-
COS - Lvl 3	-	-	528	-	-	-
COS - Lvl 5	-	-	404	-	-	-
MIT - Lvl 3	-	-	484	-	-	-
MIT - Lvl 4	-	-	309	-	-	-
MIT - Lvl 5	-	-	7,185	-	(29)	-
EGS - Lvl 5	-	-	5,222	-	13	-
EIS - Lvl 4	-	-	707	-	-	-
EIS - Lvl 5	-	-	1,998	-	-	-
FCI - Lvl 5	-	-	2,079	-	-	-
GSS - Lvl 5	-	-	4,857	-	-	-
HYS - Lvl 5	-	-	2,068	-	-	-
MIS - Lvl 3	-	-	526	-	-	-
MIS - Lvl 4	-	-	1,172	-	-	-
MIS - Lvl 5	-	-	5,967	-	-	-
MMS - Lvl 5	-	-	9,973	-	-	-
NWD - Lvl 4	-	-	164	-	-	-
NWD - Lvl 5	-	-	2,248	-	-	-
RSS - Lvl 4	-	-	314	-	-	-
TRS - Lvl 3	-	-	453	-	-	-
TRS - Lvl 4	-	-	289	-	-	-
TRS - Lvl 5	-	-	376	-	-	-
UTS - Lvl 5	-	-	2,091	-	-	-
GGR - Lvl 5	-	-	1,747	-	-	-
MCS - Lvl 4	-	-	169	-	-	-
MCS - Lvl 5	-	-	2,273	-	-	-
	Units Withdrawn, Surrendered, and Annuitized		Units Outstanding End of Year
	Year Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999
MFS REGATTA FLEX 4 CONTRACTS(D):
CAS - Lvl 5	-	-	3,309	-
COS - Lvl 3	-	-	528	-
COS - Lvl 5	-	-	404	-
MIT - Lvl 3	-	-	484	-
MIT - Lvl 4	-	-	309	-
MIT - Lvl 5	(2,707)	-	4,449	-
EGS - Lvl 5	(2,989)	-	2,246	-
EIS - Lvl 4	-	-	707	-
EIS - Lvl 5	-	-	1,998	-
FCI - Lvl 5	-	-	2,079	-
GSS - Lvl 5	-	-	4,857	-
HYS - Lvl 5	-	-	2,068	-
MIS - Lvl 3	-	-	526	-
MIS - Lvl 4	-	-	1,172	-
MIS - Lvl 5	(2,905)	-	3,062	-
MMS - Lvl 5	-	-	9,973	-
NWD - Lvl 4	-	-	164	-
NWD - Lvl 5	-	-	2,248	-
RSS - Lvl 4	-	-	314	-
TRS - Lvl 3	-	-	453	-
TRS - Lvl 4	-	-	289	-
TRS - Lvl 5	-	-	376	-
UTS - Lvl 5	-	-	2,091	-
GGR - Lvl 5	-	-	1,747	-
MCS - Lvl 4	-	-	169	-
MCS - Lvl 5	-	-	2,273	-

(d) For the period July 17, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

REGATTA, REGATTA GOLD, REGATTA CLASSIC, REGATTA PLATINUM, REGATTA EXTRA, REGATTA ACCESS, REGATTA CHOICE AND REGATTA FLEX 4 SUB-ACCOUNTS INCLUDED IN SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS - continued

(6) INVESTMENT PURCHASES AND SALES

The following table shows the aggregate cost of shares purchased and proceeds from the sales of shares for each Sub-account for the year ended December 31, 2000:
	Purchases	Sales
Bond Series	$ 33,632,565	$ 13,754,085
Capital Appreciation Series	562,619,665	404,615,495
Capital Opportunities Series	419,737,910	59,298,268
Massachusetts Investors Trust Series	508,194,209	335,636,379
Emerging Growth Series	545,680,643	174,185,082
Equity Income Series	74,059,542	11,874,492
Foreign & Colonial Emerging Markets Equity Series	28,395,278	19,608,577
International Growth Series	95,478,081	36,665,018
International Growth and Income Series	62,032,025	53,493,994
Government Securities Series	155,577,929	142,112,893
High Yield Series	119,092,228	100,905,968
Managed Sectors Series	268,535,843	127,174,981
Massachusetts Investors Growth Stock Series	543,302,772	59,635,661
Money Market Series	656,783,037	704,416,907
New Discovery Series	185,396,814	29,303,100
Research Series	291,633,131	142,562,970
Research Growth and Income Series	31,308,371	18,581,040
Research International Series	70,317,279	10,780,660
Strategic Income Series	19,871,978	6,293,880
Technology Series	40,585,417	1,089,248
Total Return Series	301,835,314	437,583,044
Utilities Series	231,613,073	36,501,474
Global Asset Allocation Series	18,429,086	18,697,962
Global Governments Series	12,079,510	21,940,086
Global Growth Series	163,143,308	74,146,265
Global Total Return Series	16,757,678	16,807,198
Strategic Growth Series	102,644,183	12,683,045
Global Telecommunications Series	1,711,691	27,491
Mid Cap Growth Series	28,308,403	698,854

INDEPENDENT AUDITORS' REPORT

To the Participants in Regatta, Regatta Gold, Regatta Classic, Regatta Platinum, Regatta Extra, Regatta Access, Regatta Choice and Regatta Flex 4 Sub-Accounts and the Board of Directors of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying statement of condition of Bond Sub-Account, Capital Appreciation Sub-Account, Capital Opportunities Sub-Account, Massachusetts Investors Trust Sub-Account, Emerging Growth Sub-Account, Equity Income Sub-Account, Foreign & Colonial Emerging Markets Equity Sub-Account, International Growth Sub-Account, International Growth and Income Sub-Account, Government Securities Sub-Account, High Yield Sub-Account, Managed Sectors Sub-Account, Massachusetts Investors Growth Stock Sub-Account, Money Market Sub-Account, New Discovery Sub-Account, Research Sub-Account, Research Growth and Income Sub-Account, Research International Sub-Account, Strategic Income Sub-Account, Technology Series Sub-Account, Total Return Sub-Account, Utilities Sub-Account, Global Asset Allocation Sub-Account, Global Governments Sub-Account, Global Growth Sub-Account, Global Total Return Sub-Account, Strategic Growth Sub-Account, Global Telecommunications Sub-Account and Mid Cap Growth Sub-Account of Sun Life of Canada (U.S.) Variable Account F (the "Sub- Accounts") as of December 31, 2000, the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities held at December 31, 2000 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Sub-Accounts as of December 31, 2000 and the results of their operations and the changes in their net assets for the respective stated periods in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

February 9, 2001

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

(in millions)

For the nine months ended September 30, 2001 and 2000
	Unaudited
	2001	2000

Revenues:
Premiums and annuity considerations	$30.6	$33.9
Net investment income	243.3	225.1
Net realized investment gains (losses)	20.5	(4.1)
Fee and other income	206.7	213.8

Total revenues	501.1	468.7

Benefits and expenses:
Policyowner benefits	228.5	246.5
Other operating expenses	111.2	105.3
Amortization of deferred policy acquisition costs	103.7	70.1

Total benefits and expenses	443.4	421.9

Income from operations	57.7	46.8

Interest expense	70.8	32.4

Income (loss) before income tax expense and
cumulative effect of change in accounting principle	(13.1)	14.4

Income tax expense (benefit)
Federal	(12.1)	(1.3)
State	(1.0)	0.4

Income tax expense (benefit)	(13.1)	(0.9)

Net income before cumulative effect of change
in accounting principle	-	15.3

Cumulative effect of change in accounting
principle, net of taxes	5.2	-

Net income	$5.2	$15.3

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

(in millions)

For the three months ended September 30, 2001 and 2000
	Unaudited
	2001	2000

Revenues:
Premiums and annuity considerations	$11.3	$9.4
Net investment income	67.1	66.6
Net realized investment gains (losses)	3.4	(1.4)
Fee and other income	73.4	69.6

Total revenues	155.2	144.2

Benefits and expenses:
Policyowner benefits	76.6	86.0
Other operating expenses	37.0	38.2
Amortization of deferred policy acquisition costs	31.0	30.6

Total benefits and expenses	144.6	154.8

Income from operations	10.6	(10.6)

Interest expense	23.6	10.8

Income (loss) before income tax expense (benefit)	(13.0)	(21.4)

Income tax expense (benefit)
Federal	(7.0)	(12.3)
State	(0.4)	-

Income tax expense (benefit)	(7.4)	(12.3)

Net income (loss)	$(5.6)	$(9.1)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS

(in millions except share data)

	Unaudited
ASSETS	September 30, 2001	December 31, 2000
Investments
Fixed maturities available-for-sale at fair value (amortized cost
of $2,145.2 and $2,454.5 in 2001 and 2000, respectively)	$ 2,244.1	$ 2,501.4
Trading fixed maturities at fair value (amortized cost of $1,003.4
and $635.5 in 2001 and 2000, respectively)	1,042.9	648.2
Subordinated note from affiliate held-to-maturity (fair
value of $603.7 and $546.1 in 2001 and 2000, respectively)	600.0	600.0
Short-term investments	110.4	112.1
Mortgage loans	884.0	846.4
Real estate	79.7	77.7
Policy loans	42.8	41.5
Other invested assets	69.3	74.6
Total investments	5,073.2	4,901.9

Cash and cash equivalents	247.1	390.0
Accrued investment income	79.9	64.9
Deferred policy acquisition costs	744.6	762.0
Outstanding premiums	1.6	3.0
Other assets	166.2	61.7
Separate account assets	14,603.6	17,874.2

Total assets	$ 20,916.2	$ 24,057.7

LIABILITIES
	Unaudited
ASSETS	September 30, 2001	December 31, 2000
Investments
Fixed maturities available-for-sale at fair value (amortized cost
of $2,145.2 and $2,454.5 in 2001 and 2000, respectively)	$ (428.0)	$ (457.3)
Trading fixed maturities at fair value (amortized cost of $1,003.5	-645.8393064	-676.7865125
and $635.5 in 2001 and 2000, respectively)	(863.7)	(896.3)
Subordinated note from affiliate held-to-maturity (fair	(1,081.6)	(1,115.8)
value of $603.7 and $546.1 in 2001 and 2000, respectively)	(1,299.5)	(1,335.3)
Short-term investments	(1,517.3)	(1,554.8)
Mortgage loans	(1,735.2)	(1,774.3)
Real estate	(1,953.1)	(1,993.7)
Policy loans	(2,170.9)	(2,213.2)
Other invested assets	(2,388.8)	(2,432.7)
Total investments	(14,083.9)	(14,450.1)

Cash and cash equivalents	9,770.3	11,857.9
Accrued investment income	11,807.4	14,333.7
Deferred policy acquisition costs	13,844.5	16,809.4
Outstanding premiums	15,881.6	19,285.2
Other assets	17,918.7	21,761.0

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

Unaudited
For the nine months ended September 30, 2001 and 2000

	2001	2000

Net income	$5.2	$15.3
Other comprehensive income:
Net change in unrealized holding gains (losses) on
available-for-sale securities, net of tax	17.9	3.3
Other	0.4	0.2
Other comprehensive income	18.3	3.5

Comprehensive income	$23.5	$18.8

For the three months ended September 30, 2001 and 2000

	2001	2000

Net income (loss)	$(5.6)	$(9.1)
Other comprehensive income:
Net change in unrealized holding gains (losses) on
available-for-sale securities, net of tax	18.9	7.5
Other	0.3	0.1
Other comprehensive income	19.2	7.6

Comprehensive income (loss)	$13.6	$(1.5)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(in millions)

For the nine months ended September 30, 2001 and 2000

Unaudited
			Accumulated
		Additional	Other		Total
	Common	Paid-In	Comprehensive	Retained	Stockholder's
	Stock	Capital	Income	Earnings	Equity

Balance at December 31, 1999	$ 5.9	$ 199.4	$ 7.1	$ 458.8	$ 671.2

Comprehensive income:
Net income				15.3	15.3
Other comprehensive income (loss)			3.5		3.5
Dividends to stockholder				(5.0)	(5.0)

Balance at September 30, 2000	$ 5.9	$ 199.4	$ 10.6	$ 469.1	$ 685.0

Balance at December 31, 2000	$ 6.4	$ 264.9	$ 38.6	$ 451.3	$ 761.2

Comprehensive income:
Net income				5.2	5.2
Other comprehensive income (loss)			18.3		18.3
Dividends to stockholder				(15.0)	(15.0)

Balance at September 30, 2001	$ 6.4	$ 264.9	$ 56.9	$ 441.5	$ 769.7

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

For the nine months ended September 30, 2001 and 2000
	Unaudited
	2001	2000

Cash Flows From Operating Activities:
Net income	$ 5.2	$ 15.3
Adjustments to reconcile net income (loss) from continuing
operations to net cash provided by operating activities:
Amortization of discount and premiums	2.0	(0.8)
Depreciation and amortization	1.1	1.8
Net realized (gains) losses on investments	(20.5)	3.8
Net unrealized (gains) on trading securities	(26.9)	(4.8)
Interest credited to contractholder deposits	134.3	143.3
Deferred federal income taxes	66.4	(22.4)
Cumulative effect of change in accounting principle	(5.2)	-
Changes in assets and liabilities:
Deferred acquisition costs	(7.5)	(76.1)
Accrued investment income	(15.0)	(5.4)
Other assets	(103.1)	21.4
Future contract and policy benefits	(18.5)	2.3
Other, net	111.5	18.2

Net cash provided by operating activities	123.8	96.6

Cash Flows From Investing Activities:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	956.2	887.0
Trading fixed maturities	259.7	-
Mortgage loans	66.6	119.8
Real estate	9.2	9.8
Other invested assets	3.3	-
Purchases of:
Available-for-sale fixed maturities	(631.3)	(708.7)
Trading fixed maturities	(618.7)	(515.9)
Subsidiaries	(5.0)	-
Mortgage loans	(106.9)	(81.5)
Real estate	(11.2)	(11.3)
Other invested assets	-	(2.2)
Changes in other investing activities, net	(2.7)	0.6
Net change in policy loans	0.2	(0.8)
Net change in short-term investments	1.7	(0.5)

Net cash used in investing activities	(78.9)	(303.7)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in millions)

For the nine months ended September 30, 2001 and 2000
	Unaudited
	2001	2000

Cash Flows From Financing Activities:
Deposits to contractholder deposit funds	1,330.1	1,506.1
Withdrawals from contractholder deposit funds	(1,502.9)	(1,522.6)
Dividends paid to stockholder	(15.0)	(5.0)

Net cash used in financing activities	(187.8)	(21.5)

Net change in cash and cash equivalents	(142.9)	(228.6)

Cash and cash equivalents, beginning of period	390.0	550.3

Cash and cash equivalents, end of period	$ 247.1	$ 321.7

Supplemental Cash Flow Information:
Interest paid	47.2	65.4
Income taxes paid	2.4	21.6

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

1. DESCRIPTION OF BUSINESS

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. Effective January 31, 2001, the Company became authorized to do business in 49 states. In addition, the Company's wholly-owned insurance subsidiary, Sun Life Insurance and Annuity Company of New York, is licensed in New York. The Company and its subsidiaries are engaged in the sale and administration of individual and group variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, guaranteed investment contracts, group life, disability and stop loss insurance, and other asset management services.

The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLC"), is now the ultimate parent of Sun Life Assurance Company of Canada and the Company.

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") for stockholder-owned life insurance companies and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

The consolidated financial statements include the accounts of the Company and its subsidiaries. As of September 30, 2001, the Company owned all of the outstanding shares of Sun Life Insurance and Annuity Company of New York, Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial Services Limited, Sun Benefit Services Company, Inc., Sun Capital Advisers, Inc., Sun Life of Canada (U.S.) SPE 97-I, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Vision Financial Corporation and Clarendon Insurance Agency, Inc. The results are also consolidated with Sun Life of Canada Funding, LLC, which is owned by a trust sponsored by the Company and Sun Life of Canada (U.S.) Limited Partnership I, for which Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner.

Sun Life Insurance and Annuity Company of New York is engaged in the sale of individual fixed and variable annuity contracts and group life, disability insurance and stop loss contracts in its state of domicile, New York. Sun Life of Canada (U.S.) Distributors, Inc. is a registered investment adviser and broker-dealer. Sun Life Financial Services Limited serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada, an affiliate. Sun Capital Advisers, Inc. is a registered investment adviser. Sun Life of Canada (U.S.) SPE 97-I, Inc. was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I. Clarendon Insurance Agency, Inc. is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. As of September 30, 2001, Sun Benefit Services Company, Inc., was inactive. Sun Life of Canada Funding, LLC was organized for the purpose of engaging in activities incidental to establishing the new guaranteed investment products of the Company. Sun Life of Canada (U.S.) Limited Partnership I was established to purchase subordinated debentures issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., and to issue Partnership Capital Securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

On March 12, 2001, the Company purchased Vision Financial Corporation for approximately $5.0 million and acquired approximately $1.6 million of goodwill. Vision Financial Corporation, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite. The Company has recorded the acquisition using the purchase method of accounting. The results of operations of Vision Financial Corporation for the nine months ended September 30, 2001 and 2000 were not material to the consolidated financial statements.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its ownership in all 200 shares issued and outstanding of Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital. As a result of the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. on December 21, 2000, and its ownership interest in Sun Life of Canada (U.S.) Limited Partnership I, the Company became the owner of a $600,000,000 8.526% subordinated debenture due May 6, 2027 issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc. The Company also assumed the liability of the Partnership Capital Securities issued to Sun Life of Canada (U.S.) Capital Trust I, a Delaware business trust sponsored by the Company's parent. Partnership Capital Securities issued of $600,010,000 accrue interest at 8.526% and have no scheduled maturity date. These Partnership Capital Securities, which represent the limited partner interest of Sun Life of Canada (U.S.) Limited Partnership I, may be redeemed on or after May 6, 2027. The Company is accounting for the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. using the purchase method of accounting. Had the acquisition taken place at the beginning of 2000, the Company's consolidated revenue for the three and nine months ended September 30, 2000 would have been $157.9 million and $509.6 million, and net income (loss) would have been ($8.5) million and $16.9 million, respectively.

All significant intercompany transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

The Company applied SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. As a result, the Company recorded as a change in accounting principle in the accompanying consolidated statements of income, a cumulative transition adjustment of $5.2 million, net of tax, that increased earnings relating to embedded derivatives in insurance contracts not accounted for separately prior to adoption of SFAS No. 133.

In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. The Company adopted EITF No. 99-20 in June 2001; it had no material impact on the Company's financial condition or results of operations.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. Adoption of this standard did not have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets". These Statements will change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Use of the pooling-of-interests method will be prohibited. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement, which for companies with calendar year ends, will be January 1, 2002. Adopting SFAS No. 141 and SFAS No. 142 is not expected to have a material impact on the Company.

Also in July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which relates to financial accounting and reporting of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes that adoption of this statement will not have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company believes that adoption of this statement will not have a material effect on the Company's financial position or results of operations.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

2. TRANSACTIONS WITH AFFILIATES

The Company has an agreement with Sun Life Assurance Company of Canada which provides that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $11,400,000 and $33,931,000 for the three and nine month periods ended September 30, 2001, respectively, and $11,195,000 and $28,037,000 for the corresponding periods in 2000.

The Company leases office space to Sun Life Assurance Company of Canada under lease agreements with terms expiring in September 2005 and options to extend the terms for each of twelve successive five-year terms at fair market rental not to exceed 125% of the fixed rent for the term which is ending. Rent received by the Company under the leases for the three and nine month periods amounted to approximately $2,193,000 and $6,579,000 in 2001 and $1,994,000 and $5,982,000 in 2000.

3. SEGMENT INFORMATION

The Company and its subsidiaries offer financial products and services such as fixed and variable annuities, guaranteed investment contracts, retirement plan services, and life insurance on an individual and group basis, as well as disability and stop loss insurance on a group basis. Within these areas, the Company and its subsidiaries conduct business principally in three operating segments and maintain a corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities. Net investment income is allocated based on segmented assets by line of business.

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life, long-term disability and stop loss insurance to small and mid-size employers in the State of New York.

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. The Company began offering guaranteed investment contracts to unrelated third parties in overseas markets during the second quarter of 2000. These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies. The Company uses derivative instruments to manage the risks inherent in the contract options.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

The following amounts pertain to the various business segments:

(in millions)	Nine months ended September 30, 2001				September 30, 2001

	Total	Total	Pretax	Net	Total
	Revenues	Expenditures	Income (Loss)*	Income (Loss)*	Assets

Wealth Management	$ 359.1	$ 405.0	$ (45.9)	$ (23.3)	$ 18,753.9
Individual Protection	19.7	17.3	2.4	2.0	1,361.3
Group Protection	13.1	11.9	1.2	0.9	32.0
Corporate	109.2	80.0	29.2	20.4	769.0
Total	$ 501.1	$ 514.2	$ (13.1)	$ -	$ 20,916.2

					December 31,
	Nine months ended September 30, 2000				2000

Wealth Management	$ 415.7	$ 381.9	$ 33.8	$ 27.0	$ 22,094.7
Individual Protection	23.3	25.0	(1.7)	(1.1)	1,242.6
Group Protection	13.1	11.8	1.3	0.9	30.5
Corporate	16.6	35.6	(19.0)	(11.5)	689.9
Total	$ 468.7	$ 454.3	$ 14.4	$ 15.3	$ 24,057.7

	Three months ended September 30, 2001

	Total	Total	Pretax	Net
	Revenues	Expenditures	Income (Loss)	Income (Loss)

Wealth Management	$ 77.8	$ 129.8	$ (52.0)	$ (31.1)
Individual Protection	7.7	6.2	1.5	1.1
Group Protection	4.6	4.8	(0.2)	(0.1)
Corporate	65.1	27.4	37.7	24.5
Total	$ 155.2	$ 168.2	$ (13.0)	$ (5.6)

	Three months ended September 30, 2000

Wealth Management	$ 134.7	$ 147.3	$ (12.6)	$ (7.1)
Individual Protection	3.9	2.8	1.1	0.7
Group Protection	4.4	4.1	0.3	0.2
Corporate	1.2	11.4	(10.2)	(2.9)
Total	$ 144.2	$ 165.6	$ (21.4)	$ (9.1)

*Net income (loss) before cumulative effect of change in accounting principle.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO THE UNAUDITED CONSOLIDATED STATEMENTS

4. Commitments and Contingent Liabilities

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, at the present time the Company does not anticipate that the ultimate liability arising from such pending or threatened litigation, after consideration of provisions made for potential losses, will have a material adverse effect on the financial condition or operating results of the Company.

Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company's management believes that it has recorded adequate accruals for guaranty fund assessments.

The national tragedy of September 11, 2001 has had an adverse impact on the airline, hotel and hospitality businesses. The Company has $210,781,000 of fixed maturities invested in entities associated with these industries. The Company has considered the recoverability of these investments and has recorded them at fair value, which was above cost, as of September 30, 2001 in the consolidated financials statements. The Company will continue to monitor the recoverability of these investments to determine if any other-than-temporary declines due to the decrease in market value are necessary. The Company has reviewed its insurance contracts to quantify potential losses, if any, as a result of the tragedy and has determined that there is no material claims exposure to the Company.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cautionary Statement

This discussion includes forward-looking statements by the Company under the Private Securities Litigation Reform Act of 1995. These statements are not matters of historical fact; they relate to such topics as future product sales, volume growth, market share, market risk and financial goals. It is important to understand that these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those that the statements anticipate. These risks and uncertainties may concern, among other things:
o	Heightened competition, particularly in terms of price, product features, and distribution capability, which could constrain the Company's growth and profitability.

o	Changes in interest rates and market conditions.

o	Regulatory and legislative developments.

o	Developments in consumer preferences and behavior patterns.

RESULTS OF OPERATIONS

Nine months ended September 30, 2001 compared to nine months ended September 30, 2000:

Net Income

Net income before the cumulative effect of the change in accounting principle for the nine months ended September 30, 2001 decreased by $15.3 million. Unfavorable market conditions during the nine month period generated lower fee income and increased amortization of deferred acquisition costs ("DAC"), representing most of the decline in net income.

The cumulative effect of the change in accounting principle, reflecting the adoption of SFAS No. 133, increased net income by $5.2 million. The Company applied SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. As a result, the Company recorded as a change in accounting principle in the accompanying consolidated statements of income, a cumulative transition adjustment of $5.2 million, net of tax, that increased earnings relating to embedded derivatives in insurance contracts not accounted for separately prior to adoption of SFAS No. 133.

Net Income Before the Cumulative Effect of the Change in Accounting Principle - By Segment

The Company's net income reflects the operations of its four business segments: the Wealth Management segment, the Individual Protection segment, the Group Protection segment and the Corporate segment.

The following table provides a summary of net income by segment, which is discussed more fully below (in millions).

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
	Nine months ended September 30,
	2001	2000	$ Change
Wealth Management	$ (23.3)	$ 27.0	$ (50.3)
Individual Protection	2.0	(1.1)	3.1
Group Protection	0.9	0.9	-
Corporate	20.4	(11.5)	31.9
	$ -	$ 15.3	$ (15.3)

Wealth Management Segment

The Wealth Management segment focuses on the savings and retirement needs of individuals preparing for retirement or who have already retired, and on the marketing of guaranteed investment contracts ("GICs") to unrelated third parties in overseas markets. In the U.S. it primarily markets to upscale consumers, selling individual and group fixed and variable annuities. Its major product lines, "Regatta" and "Futurity," are combination fixed/variable annuities. In the combination annuities, contractholders have the choice of allocating payments either to a fixed account, which provides a guaranteed rate of return, or to variable accounts. Withdrawals from the fixed account are subject to market value adjustment. In the variable accounts, the contractholder can choose from a range of investment options and styles. The return depends upon investment performance of the investment options selected. Investment funds available under Regatta products are managed by Massachusetts Financial Services Company ("MFS"), an affiliate of the Company. Investment funds available under Futurity products are managed by several investment managers, including MFS and Sun Capital Advisers, Inc., a subsidiary of the Company.

The Company sells its annuity products via two affiliated wholesale distribution organizations, MFS Fund Distributors, Inc. (Regatta products) and Sun Life of Canada (U.S.) Distributors, Inc., a subsidiary of the Company (Futurity products). The annuity products are then distributed through a variety of unaffiliated retail organizations including securities brokers, financial institutions, insurance agents, and financial advisers.

Although new pension products are not currently sold in the U.S., there is a substantial block of U.S. group retirement business in-force, including GICs, pension plans and group annuities. A significant portion of these pension contracts are non-surrenderable, with the result that the Company's liquidity exposure is limited. GICs were marketed directly in the U.S. through independent managers. In 1997, the Company decided to no longer market group pension and GIC products in the U.S. Beginning in the second quarter of 2000, the Company began marketing GICs to unrelated third parties in overseas markets.

The Wealth Management segment was significantly impacted by unfavorable changes in the market. The $23.3 million net loss for the nine months ended September 30, 2001 was a $50.3 million decrease from the same period in 2000. Variable annuity assets significantly declined during the period due to decreased market values as a result of the performance of the equity markets in general, as well as a decrease in net deposits from policyholders. The decrease in variable annuity account values resulted in decreased fee income as well as an increase to amortization of DAC. Changes in market values of derivatives used to manage Wealth Management liabilities also contributed to the decrease in earnings.

Following are the major factors affecting the Wealth Management segment's results for the nine months ended September 30, 2001 as compared to the same period in 2000.
o

Fee income decreased primarily as a result of lower variable annuity account balances. Fee income was lower by approximately $13 million for the nine months ended September 30, 2001 compared to the same period in 2000. Market depreciation and net deposit activity have reduced variable annuity assets by $2.6 billion since January 1, 2000 and $4.2 billion since September 30, 2000. Since fees are determined based on the average assets held in these accounts, fee income has decreased. Net deposits of annuity products decreased by $184 million compared with 2000. The decrease in net deposits

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
o

results from an overall decline in sales; total new deposits of fixed and variable annuities decreased by $391 million. Deposits in the Futurity line of products represented $586 million of total annuity deposits for the nine months ended September 30, 2001. Although this is a decrease of $32 million from the same period in 2000, it represented 25% of total annuity deposits in 2001 versus 21% of total annuity deposits in 2000. The Company expects that sales of the Futurity product will increase in the future, based on management's beliefs that: (i) that market demand is growing for multi-manager variable annuity products; (ii) the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and (iii) the marketplace will continue to respond favorably to introductions of new Futurity products and product enhancements.

Annuity surrenders decreased in 2001 by $207 million. The surrenders are primarily from older products which are no longer actively marketed and the decrease is mainly due to the decline in market values of the variable annuity assets.

o

Net investment income and realized gains for the Wealth Management segment decreased by $37 million for the nine months ended September 30, 2001 as compared to 2000 due to unrealized losses on derivative instruments. The Company uses derivatives in the Wealth Management segment as part of its asset-liability management programs. The investment portfolio experienced unrealized gains on fixed bonds due to lower interest rates at September 30, 2001; however, the majority of the derivative instruments swapped fixed for floating rates and reflected unrealized losses. The swap spreads decreased more than the bond spreads increased reducing investment income by $45 million over the same period in 2000. Partially offsetting the decreases in unrealized gains were increases in bond income within the portfolio backing the new GIC products marketed to unrelated third parties in overseas markets which were introduced in June 2000. These new GIC products generated $474 million of new deposits as of September 30, 2001, which was comparable to the same period in 2000. Total new deposits since inception were $1.0 billion as of September 30, 2001. These new GIC product deposits have significantly increased the Wealth Management general account assets. Partially offsetting the increase due to the new GIC products are the decreases due to the older GICs and other fixed annuity surrenders. In 1997 the Company decided to no longer market group pension and GIC products in the U.S. As a consequence, the block of in-force business declines as U.S. issued GICs mature and are surrendered.

o

Policyowner benefits decreased by approximately $19 million for the nine months ended September 30, 2001 as compared to 2000. As U.S. issued GICs mature and were surrendered, related reserves decreased $9 million as compared to 2000, and interest credited on deposits has also declined by $12 million despite the $9 million increase on interest credited to policyholders of the new GIC contracts. Also contributing to the decrease in policyowner benefits were lower bonus payments credited to policyholder accounts. The new annuity products credit the policyholder's account with a bonus payment upon receipt of the deposit, the expense is included in annuity payments. As a result of the reduced sales of the new annuity products, bonus payments decreased by $8 million during the nine months ending September 30, 2001 as compared to the same period in 2000. Partially offsetting these decreases to policyowner benefits were increases to death benefits paid over policyholder account balances.

o

Other operating expenses increased by $6 million during the nine months ended September 30, 2001 as compared to the same period in 2000, reflecting primarily increased costs of the continued expansion of the distribution systems and increased non-deferrable acquisition costs.

o

Amortization of DAC increased by $32 million as compared to the same period in 2000, due primarily to unfavorable market conditions. As noted above, a significant decline in the market values of variable annuities coupled with decreased net deposit activity reduced the fees based on average asset balances. The decrease in values and lower fees reduced the amount of expected future gross profits used to amortize DAC. As a result, DAC amortization as a percentage of expected future gross profits has significantly increased over the prior year period generating an increase in amortization of DAC.

Individual Protection Segment

The Company currently markets individual variable life insurance products. These products include variable universal life

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

products marketed to the corporate-owned life insurance ("COLI") market, which were first introduced in late 1997. In September 1999, the Company introduced a new variable life product as part of the Futurity product portfolio. The Company's management expects the variable life business to grow and become more significant in the future.

The net income from the Individual Protection segment increased by $3.1 million during the nine months ended September 30, 2001 as compared to the same period in 2000 due primarily to $4.1 million of increased cost of insurance charges and mortality and expense changes. During the nine months ended September 30, 2000 the Company received deposits of over $500 million into its new privately placed COLI variable life product. The deposits generated fee income that was offset by increased acquisition costs associated with the sale. In the nine months ended September 30, 2001, the Company received deposits of $130 million.

Group Protection Segment

The Group Protection segment focuses on providing life, disability and stop loss insurance to small and medium sized employers as part of those companies' employee benefit plans. This segment operates only in the state of New York through a subsidiary. Net income from the Group Protection segment for the nine months ended September 30, 2001 was comparable to the same period in 2000. Increased net investment income and realized gains and losses for the period offset decreased premium revenue resulting in only a slight change in total revenue for the nine months ended September 30, 2001 as compared to the same period of 2000. Expenses also remained flat in total for the nine months ended September 30, 2001 as compared to 2000.

Corporate Segment

The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.

The net income of $20.4 million for the nine months ended September 30, 2001 was $31.9 million higher than the same period in 2000. In June of 2001 the Company purchased put options on the S&P 500 index as part of its overall risk management strategy. The change in the fair value of these options is included in investment income. Realized gains on sales of investments of $17.6 million also contributed to the increased earnings.

Three months ended September 30, 2001 compared to three months ended September 30, 2000:

Net Income

The Company's $5.6 million net loss for the third quarter was $3.5 million lower than the $9.1 million net loss for the third quarter of 2000. Unfavorable market conditions in both periods adversely affected earnings, particularly in the Wealth Management segment.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Net Income From Operations By Segment

The following table provides a summary of net income from operations by segment, which is discussed more fully below.

	Nine months ended September 30,
	2001	2000	$ Change
Wealth Management	$ (31.1)	$ (7.1)	$ (24.0)
Individual Protection	1.1	0.7	0.4
Group Protection	(0.1)	0.2	(0.3)
Corporate	24.5	(2.9)	27.4
	$ (5.6)	$ (9.1)	$ 3.5

Wealth Management Segment

The Wealth Management segment incurred a net loss for the quarter of $31.1 million. This was a $24 million decrease in earnings from the net loss of $7.1 million for the third quarter of 2000. Unrealized losses on derivatives offset by lower bonus payments paid to policyholders account for the significant decline in earnings.

Following are the major factors affecting the Wealth Management segment's results in the third quarter of 2001 as compared to the same period in 2000.
o

Net investment income and realized gains decreased by $48.7 million. As noted above, the Wealth Management investment portfolio experienced significant unrealized losses on derivative instruments that the Company uses as part of its asset-liability management programs. Interest rates declined during the quarter, and as a result, the fixed bond portfolio within Wealth Management incurred unrealized gains at September 30, 2001. However, the majority of the derivative instruments swapped fixed for floating rates and reflected unrealized losses. The swap spreads decreased more than the bond spreads increased, reducing investment income by $46 million over the same period in 2000.

o

Fee income decreased by $9 million during the quarter as compared to the third quarter of 2000. During 2000, market appreciation of the variable annuity assets and increased net deposit activity generated increased fees since they are based on the average assets held in the account. The unfavorable market conditions experienced during 2001 had the adverse effect of decreasing fees. Net deposits of annuity products during the third quarter of 2001 decreased by $614 million compared with the third quarter of 2000. Surrenders for the quarter exceeded new deposits resulting in net surrenders of $97 million of fixed and variable products versus net deposits of $517 million during the third quarter of 2000.

o

Policyowner benefits (the major elements of which are interest credited to contractholder deposits and annuity benefits) decreased by approximately $11 million during the three months ended September 30, 2001 as compared to the same period in 2000. The bonus payments credited to policyholder accounts were lower by $16 million during the third quarter of 2001 as compared to 2000 due to a decline in sales. Interest credited to policyholders of the new GIC products marketed to foreign investors increased by $9 million over the prior year quarter. These products were introduced at the end of the second quarter of 2000 and $300 million of net deposits were added at the end of the third quarter of 2000. Net deposits from inception to date were $1.0 billion as of September 30, 2001. Offsetting the increased interest credited to the new GIC policyholders were decreases in interest credited to policyholders of the older US issued GICs as the older GICs mature.

o

Other operating expenses increased by $2 million for the three months ended September 30, 2001 as compared to the same period in 2000, primarily reflecting increased costs of the continued expansion of the distribution systems and increased non-deferrable acquisition costs.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

o

Amortization of DAC for the quarter was consistent with the third quarter of 2000. Both periods reported increased amortization as a result of assumption changes made to estimated future gross profits.

Individual Protection Segment

Net income from the Individual Protection segment for the three months ended September 30, 2001 was consistent with the same period in 2000 due to a combination of factors including increased fees and lower reinsurance costs offset by decreased investment income, increased death benefits and increased other operating costs.

Group Protection Segment

Net income from the Group Protection segment during the third quarter of 2001 decreased by $0.4 million from the same period in 2000. Improvement in claims experience related to the life insurance products was offset by increased claims and increases in reserves related to the disability insurance products.

Corporate Segment

Net income for the Corporate segment was $24.5 million for the three months ended September 30, 2001, a $27.4 million increase. In June of 2001 the Company purchased put options on the S&P 500 index as part of its overall risk management strategy. The change in the fair value of these options is included in investment income. Realized gains on sales of investments of $4.0 million also contributed to the increased earnings.

FINANCIAL CONDITION & LIQUIDITY

Assets

The Company's total assets comprise those held in its general account and those held in its separate accounts. General account assets support general account liabilities. Separate accounts are investment vehicles for the Company's variable life and annuity contracts. Policyholders may choose from among various investment options offered under these contracts according to their individual needs and preferences. Policyholders assume the investment risks associated with these choices. Separate account assets are not available to fund the liabilities of the general account.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

The following table summarizes significant changes in asset balances during the nine months ended September 30, 2001. The changes are discussed below.
Assets ($ in millions)
			% Change
	September 30, 2001	December 31, 2000	2001/2000

General account assets	$ 6,312.6	$ 6,183.5	2.1%
Separate account assets	14,603.6	17,874.2	(18.3%)

Total assets	$ 20,916.2	$ 24,057.7	(13.1%)

General account assets increased by 2.1% in 2001, while variable separate account assets decreased by 18.3%. The growth in general account assets is due to the introduction of new GIC products marketed to foreign investors which had net deposits of $471 million during the nine months ended September 30, 2001. The decline in variable separate accounts as compared to the general account reflects depreciation of the funds held in the variable separate accounts as well as decreased net deposit activity.

The assets of the general account are available to support general account liabilities. For management purposes, it is the Company's practice to segment its general account to facilitate the matching of assets and liabilities. General account assets primarily comprise cash, invested assets, and DAC, which represented essentially all of general account assets at September 30, 2001. Major types of invested asset holdings included fixed maturities, short-term investments, mortgages, real estate and other invested assets. The Company's fixed maturities, totaling $3,887.0 million, comprised 76.6% of the Company's portfolio of invested assets at September 30, 2001, and included both public and private issues. It is the Company's policy to acquire only investment-grade securities in the general account. As a result, the overall quality of the fixed maturity portfolio is high. At September 30, 2001, only 2.1% of the fixed maturity portfolio were rated below-investment-grade. Short-term investments in fixed maturity securities of $110.4 million represented 2.2% of the total portfolio. The Company's mortgage holdings amounted to $884.0 million at September 30, 2001 representing 17.4% of the total portfolio. All mortgage holdings at September 30, 2001 were in good standing. The Company believes that the high quality of its mortgage portfolio is largely attributable to its stringent underwriting standards. At September 30, 2001, investment real estate amounted to $79.7 million, representing about 1.6% of the total portfolio. The Company invests in real estate to enhance yields and, because of the long-term nature of these investments, the Company uses them for purposes of matching with products having long-term liability durations. Other invested assets amounted to $69.3 million, representing about 1.4% of the portfolio. These holdings comprised mainly leveraged lease investments. Policy loans represent the remaining 0.8% of invested assets.

Liabilities

As with assets, the proportion of variable separate account liabilities to total liabilities has been decreasing. Most of the Company's liabilities comprise reserves for life insurance and for annuity contracts and deposit funds. The Company expects the proportional trend in general account liabilities as compared to separate account liabilities to decline, because it believes that net deposits to variable products will continue to exceed net deposits for the fixed contracts associated with these liabilities. The introduction of the new GIC products has resulted in an absolute dollar increase in general account liabilities.

Capital Markets Risk Management

See Item 3, "Quantitative and Qualitative Disclosures About Market Risk", in this Quarterly Report on Form 10-Q for a discussion of the Company's capital markets risk management.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Capital resources

Capital adequacy

The National Association of Insurance Commissioners (''NAIC'') adopted regulations at the end of 1993 that established minimum capitalization requirements for insurance companies, based on risk-based capital (''RBC'') formulas applied to statutory surplus. These requirements are intended to identify undercapitalized companies, so that specific regulatory actions can be taken on a timely basis. The RBC formula for life insurance companies calculates capital requirements related to asset, insurance, interest rate, and business risks. According to the RBC calculation, the Company's capital has met its required capital at September 30, 2001 and at year-end 2000.

Liquidity

The Company's liquidity requirements are generally met by funds from operations. The Company's main uses of funds are to pay out death benefits and other maturing insurance and annuity contract obligations; to make pay-outs on contract terminations; to purchase new investments; to fund new business ventures; and to pay normal operating expenditures and taxes. The Company's main sources of funds are premiums and deposits on insurance and annuity products; proceeds from the sale of investments; income from investments; and repayments of investment principal.

In managing its general account assets in relation to its liabilities, the Company has segmented these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment. Among other matters, this investment policy considers liquidity requirements and provides cash flow estimates. The Company reviews these policies quarterly.

The Company's liquidity targets are intended to enable it to meet its day-to-day cash requirements. On a quarterly basis, the Company compares its total "liquifiable" assets to its total demand liabilities. Liquifiable assets comprise cash and assets that could quickly be converted to cash should the need arise. These assets include short-term investments and other current assets and investment-grade bonds. The Company's policy is to maintain a liquidity ratio in excess of 100%. Based on its ongoing liquidity analyses, the Company believes that its available liquidity is more than sufficient to meet its liquidity needs.

OTHER MATTERS

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its 100% ownership in Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital. There was no gain or loss realized on this transaction. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I which holds, as an investment, the $600 million of subordinated debentures of Sun Life of Canada (U.S.) Holdings, Inc., the Company's parent. Sun Life of Canada (U.S.) Limited Partnership I also has $607.8 million of Partnership Capital Securities issued to an affiliated business trust, representing the limited partner interest.

On March 12, 2001, the Company purchased Vision Financial Corporation for approximately $5.0 million. Vision Financial Corporation, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite.

The national tragedy of September 11, 2001 has had an adverse impact on the airline, hotel and hospitality businesses. The Company has approximately $211 million of fixed maturities invested in entities associated with these industries. The Company has considered the recoverability of these investments and has recorded them at fair value, which was above cost, as of September 30, 2001 in the consolidated financials statements. The Company will continue to monitor the recoverability of these investments to determine if any other than temporary declines due to the decrease in market value are necessary. The Company has reviewed its insurance contracts to quantify potential losses, if any, as a result of the tragedy and has determined that there is no material claims exposure to the Company.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

This discussion covers market risks associated with investment portfolios that support the Company's general account liabilities. This discussion does not cover market risks associated with those investment portfolios that support separate account products. For these products, the policyholder, rather than the Company, assumes these market risks.

General

The assets of the general account are available to support general account liabilities. For purposes of managing these assets in relation to these liabilities, the Company notionally segments these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy statement that it has established for that segment. The policy statement covers the segment's liability characteristics and liquidity requirements, provides cash flow estimates, and sets targets for asset mix, duration, and quality. Each quarter, investment and business unit managers review these policies to ensure that the policies remain appropriate, taking into account each segment's liability characteristics.

Types of market risks

The Company's management believes that stringent underwriting standards and practices have resulted in high-quality portfolios and have the effect of limiting credit risk. It is the Company's policy, for example, not to purchase below-investment-grade securities. Also, as a matter of investment policy, the Company assumes no foreign currency or commodity risk, nor does it assume equity price risk except to the extent that it holds real estate in its portfolios. (At September 30, 2001, investment real estate holdings represented approximately 1.6% of the Company's total general account investment portfolio.) The management of interest rate risk exposure is discussed below.

Interest rate risk management

The Company's fixed interest rate liabilities are primarily supported by well diversified portfolios of fixed interest investments. They are also supported by holdings of real estate and floating rate notes. All of the fixed interest investments are held for other than trading purposes and can include publicly issued and privately placed bonds and commercial mortgage loans. Public bonds can include Treasury bonds, corporate bonds, and money market instruments. The Company's fixed income portfolios also hold securitized assets, including mortgage-backed securities ("MBS") and asset-backed securities. These securities are subject to the same standards applied to other portfolio investments, including relative value criteria and diversification guidelines. In portfolios backing interest-sensitive liabilities, the Company's practice is to limit MBS holdings to less than 10% of total portfolio assets. In all portfolios, the Company restricts MBS investments to pass-through securities issued by U.S. government agencies and to collateralized mortgage obligations, which are expected to exhibit relatively low volatility. The Company does not engage in leveraged transactions and it does not invest in the more speculative forms of these instruments such as the interest-only, principal-only, or inverse floater.

Changes in the level of domestic interest rates affect the market value of fixed interest assets and liabilities. Segments whose liabilities mainly arise from the sale of products containing interest rate guarantees for certain terms are sensitive to changes in interest rates. In these segments, the Company uses ''immunization'' strategies, which are specifically designed to minimize the loss from wide fluctuations in interest rates. The Company supports these strategies using analytical and modeling software acquired from outside vendors.

Significant features of the Company's immunization models include:
o	an economic or market value basis for both assets and liabilities;

o	an option pricing methodology;

o	the use of effective duration and convexity to measure interest rate sensitivity; and

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
o	the use of key rate durations to estimate interest rate exposure at different parts of the yield curve.

The Company's Interest Rate Risk Committee meets monthly. After reviewing duration analyses, market conditions and forecasts, the Committee develops specific asset management strategies for the interest-sensitive portfolios. These strategies may involve managing to achieve small intentional mismatches, either in terms of total effective duration or for certain key rate durations, between the liabilities and related assets of particular segments. The Company manages these mismatches to a tolerance range of plus or minus 0.5.

Asset strategies may include the use of Treasury futures or interest rate swaps to adjust the duration profiles for particular portfolios. All derivative transactions are conducted under written operating guidelines and are marked to market. Total positions and exposures are reported to the Board of Directors on a monthly basis. The counterparties to hedging transactions are major highly rated financial institutions, with respect to which the risk of the Company's incurring losses related to credit exposures is considered remote.

Liabilities categorized as financial instruments and held in the Company's general account at September 30, 2001 had a fair value of $4,423.9 million. Fixed income investments supporting those liabilities had a fair value of $5,211.2 million at that date. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets on September 30, 2001. The analysis showed that if there were an immediate decrease of 100 basis points in interest rates, the fair value of the liabilities would show a net increase of $194 million and the corresponding assets would show a net increase of $165.1 million.

By comparison, liabilities categorized as financial instruments and held in the Company's general account at December 31, 2000 had a fair value of $4,368.9 million. Fixed income investments supporting those liabilities had a fair value of $5,084.2 million at that date. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets at December 31, 2000. The analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $133.0 million and the corresponding assets would show a net decrease of $180.0 million.

The Company produced these estimates using computer models. Since these models reflect assumptions about the future, they contain an element of uncertainty. For example, the models contain assumptions about future policyholder behavior and asset cash flows. Actual policyholder behavior and asset cash flows could differ from what the models show. As a result, the models' estimates of duration and market values may not reflect what actually will occur. The models are further limited by the fact that they do not provide for the possibility that management action could be taken to mitigate adverse results. The Company believes that this limitation is one of conservatism; that is, it will tend to cause the models to produce estimates that are generally worse than one might actually expect, all other things being equal.

Based on its processes for analyzing and managing interest rate risk, the Company's management believes its exposure to interest rate changes will not materially affect its near-term financial position, results of operations, or cash flows.

Regatta, Regatta Gold, Regatta Classic, Regatta Platinum, Regatta Extra, Regatta Access, Regatta Choice and Regatta Flex 4 Sub-Accounts Included in Sun Life of Canada (U.S.) Variable Account F
Statement of Condition - December 31, 2001 (unaudited)

Assets:
Investment in MFS/Sun Life Series Trust:	Shares	Cost	Value
Bond S Class (MF7)	924,134	$ 10,471,316	$ 10,465,489
Bond Series (BDS)	14,923,966	163,403,926	169,203,598
Capital Appreciation S Class (MFD)	573,622	10,941,499	11,446,860
Capital Appreciation Series (CAS)	53,196,989	1,848,021,509	1,062,501,873
Capital Opportunities S Class (CO1)	505,601	6,300,034	6,728,752
Capital Opportunities Series (COS)	37,096,019	746,972,220	494,334,507
Emerging Growth S Class (MFF)	320,684	4,833,333	5,113,096
Emerging Growth Series (EGS)	47,837,649	1,208,165,335	763,541,494
Emerging Markets Equity S Class (EM1)	43,291	355,539	377,616
Emerging Markets Equity Series (FCE)	3,661,293	36,170,325	31,971,181
Global Asset Allocation S Class (GA1)	42,623	490,904	501,186
Global Asset Allocation Series (GAA)	7,182,658	103,034,638	84,523,221
Global Governments S Class (GG1)	17,069	171,033	166,093
Global Governments Series (GGS)	4,605,980	48,286,973	44,868,927
Global Growth S Class (GG2)	137,753	1,320,879	1,357,130
Global Growth Series (GGR)	26,424,930	401,141,812	260,753,282
Global Telecommunications S Class (GT1)	60,889	217,597	235,015
Global Telecommunications Series (GTS)	719,233	3,704,514	2,777,404
Global Total Return S Class (GT2)	110,984	1,459,816	1,472,798
Global Total Return Series (GTR)	6,338,890	95,019,285	84,179,693
Government Securities S Class (MFK)	1,794,639	23,962,119	23,818,975
Government Securities Series (GSS)	44,875,989	577,871,176	595,817,605
High Yield S Class (MFC)	1,175,968	8,176,264	8,280,487
High Yield Series (HYS)	42,758,792	346,102,100	301,248,941
International Growth S Class (IG1)	327,067	3,010,055	3,104,040
International Growth Series (FCG)	12,304,905	140,909,796	116,933,635
International Investors Trust S Class (MI1)	42,527	417,904	422,349
International Investors Trust Series (MII)	6,194,362	78,909,850	61,534,977
Managed Sectors S Class (MS1)	42,404	711,431	756,187
Managed Sectors Series (MSS)	14,718,107	476,579,406	262,708,638
Massachusetts Investors Growth Stock S Class (M1B)	1,429,996	13,289,132	13,864,858
Massachusetts Investors Growth Stock Series (MIS)	75,578,582	1,043,499,930	733,012,486
Massachusetts Investors Trust S Class (MFL)	704,394	18,450,162	18,941,390
Massachusetts Investors Trust Series (MIT)	62,137,945	2,108,299,095	1,672,534,123
Mid Cap Growth S Class (MC1)	1,005,015	6,508,559	6,977,776
Mid Cap Growth Series (MCS)	10,863,790	87,431,377	75,425,119
Money Market S Class (MM1)	20,489,997	20,489,997	20,489,997
Money Market Series (MMS)	654,694,383	654,694,383	654,694,383
New Discovery S Class (M1A)	544,252	6,900,442	7,664,202
New Discovery Series (NWD)	16,920,700	269,954,021	238,496,246
Research S Class (RE1)	208,275	2,974,605	3,105,571
Research Series (RES)	53,382,853	1,103,942,968	797,147,999
Research Growth and Income S Class (RG1)	248,374	3,036,663	3,151,992
Research Growth and Income Series (RGS)	7,252,674	100,308,002	92,114,477
Research International S Class (RI1)	248,184	2,488,372	2,533,532
Research International Series (RSS)	7,817,795	99,404,727	79,898,720
Strategic Growth S Class (SG1)	246,806	1,852,296	1,985,914
Strategic Growth Series (SGS)	9,179,323	99,983,310	73,899,701
Strategic Income S Class (SI1)	257,293	2,575,103	2,581,663
Strategic Income Series (SIS)	4,710,230	47,276,345	47,304,696
Technology S Class (TE1)	180,946	874,185	943,990
Technology Series (TEC)	6,483,713	49,118,937	33,858,531
Total Return S Class (MFJ)	1,692,869	29,571,613	30,354,276
Total Return Series (TRS)	95,768,284	1,829,080,427	1,719,317,453
Utilities S Class (MFE)	428,749	5,427,522	5,400,088
Utilities Series (UTS)	32,202,117	562,073,834	406,118,291
Value S Class (MV1)	1,280,866	15,871,765	16,478,083
Value Series (MVS)	22,037,051	285,607,267	283,810,548
		$14,818,117,627	$ 11,453,251,154
Liability:
Payable to Sponsor			(1,920,617)
Net Assets			$ 11,451,330,537
Net Assets Applicable to Contract Owners:		Applicable to Owners of		Reserve for
		Deferred Variable Annuity Contracts		Variable
	Units	Unit Value	Value	Annuities	Total
MFS Regatta Contracts:
CAS - Level 1	5,671	$32.0464	$ 181,722	$ -	$ 181,722
CAS - Level 2	5,768,262	12.9933	74,926,499	448,065	75,374,564
GGS - Level 2	382,784	10.1444	3,877,469	52,106	3,929,575
GSS - Level 1	826	20.2862	16,758	-	16,758
GSS - Level 2	1,627,200	13.0835	21,283,648	176,549	21,460,197
HYS - Level 2	699,951	10.8388	7,598,155	39,652	7,637,807
MMS - Level 1	9,857	15.0699	148,542	-	148,542
MMS - Level 2	1,570,934	11.9666	18,731,508	187,600	18,919,108
MSS - Level 1	1,011	27.4680	27,775	-	27,775
MSS - Level 2	1,742,258	12.4316	21,558,626	70,601	21,629,227
TRS - Level 1	2,742	30.7555	84,322	-	84,322
TRS - Level 2	6,161,071	15.4900	95,351,411	1,158,453	96,509,864
			$ 243,786,435	$ 2,133,026	$ 245,919,461

Regatta, Regatta Gold, Regatta Classic, Regatta Platinum, Regatta Extra, Regatta Access, Regatta Choice and Regatta Flex 4 Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F
Statement of Condition - December 31, 2001 (unaudited) - continued

Net Assets Applicable to Contract Owners: - continued		Applicable to Owners of		Reserve for
		Deferred Variable Annuity Contracts		Variable
	Units	Unit Value	Value	Annuities	Total
MFS Regatta Gold Contracts:
BDS	4,417,083	$11.8661	$ 52,429,886	$ 111,329	$ 52,541,215
CAS	24,550,072	29.2754	718,581,084	4,243,953	722,825,037
COS	11,144,270	17.3945	193,859,898	427,936	194,287,834
EGS	21,321,485	20.5656	438,518,784	1,302,362	439,821,146
FCE	1,639,749	8.3446	13,680,883	30,541	13,711,424
FCG	3,066,280	9.5659	29,332,153	65,168	29,397,321
GAA	4,444,930	16.0044	71,153,279	472,419	71,625,698
GGR	9,510,684	19.7806	188,153,735	740,791	188,894,526
GGS	2,160,876	13.7399	29,706,367	159,634	29,866,001
GSS	16,078,023	17.1070	275,082,875	1,365,799	276,448,674
GTR	3,629,158	17.1432	62,215,291	304,682	62,519,973
GTS	82,748	4.1998	347,480	-	347,480
HYS	8,578,916	17.5162	150,310,360	674,360	150,984,720
MCS	2,551,906	7.0055	17,878,784	7,237	17,886,021
MII	3,192,419	12.3381	39,395,027	93,679	39,488,706
MIS	12,892,378	10.9842	141,595,856	448,399	142,044,255
MIT	34,636,395	27.5009	952,432,364	4,190,649	956,623,013
MMS	25,365,596	13.5007	342,418,609	1,647,539	344,066,148
MSS	7,471,023	23.1219	172,460,777	486,365	172,947,142
MVS	6,112,334	12.8745	78,690,134	176,546	78,866,680
NWD	3,696,872	15.4039	56,943,262	121,626	57,064,888
RES	26,910,852	21.2818	572,534,707	2,534,843	575,069,550
RGS	2,455,603	12.5421	30,800,787	85,274	30,886,061
RSS	1,361,813	10.5006	14,301,304	10,940	14,312,244
SGS	1,961,261	8.0475	15,783,154	81,242	15,864,396
SIS	1,079,988	10.6114	11,469,910	6,384	11,476,294
TEC	667,611	4.3593	2,910,632	-	2,910,632
TRS	43,095,288	25.6185	1,103,796,232	5,617,076	1,109,413,308
UTS	8,022,638	22.4771	180,303,514	732,426	181,035,940
			$ 5,957,087,128	$ 26,139,199	$ 5,983,226,327
	See notes to financial statements

Regatta, Regatta Gold, Regatta Classic, Regatta Platinum, Regatta Extra, Regatta Access, Regatta Choice and Regatta Flex 4 Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued

Net Assets Applicable to Contract Owners: -continued		Applicable to Owners of		Reserve for
		Deferred Variable Annuity Contracts		Variable
	Units	Unit Value	Value	Annuities	Total
MFS Regatta Classic Contracts:
BDS	44,813	$11.7601	$ 527,066	$ -	$ 527,066
CAS	456,549	12.9551	5,912,824	-	5,912,824
COS	452,048	16.2700	7,350,043	-	7,350,043
EGS	1,097,098	13.7054	15,032,422	-	15,032,422
FCE	63,534	8.8580	562,492	-	562,492
FCG	105,871	9.9505	1,053,553	-	1,053,553
GAA	42,786	11.8040	505,608	-	505,608
GGR	126,388	14.5456	1,837,582	-	1,837,582
GGS	25,725	10.4061	267,680	-	267,680
GSS	289,128	13.1319	3,804,167	-	3,804,167
GTR	83,587	13.1415	1,098,080	240	1,098,320
GTS	987	4.2134	4,163	-	4,163
HYS	271,428	10.9881	2,975,850	-	2,975,850
MCS	40,389	7.0246	283,657	-	283,657
MII	77,070	12.0269	927,448	-	927,448
MIS	585,206	11.0839	6,487,640	-	6,487,640
MIT	1,075,588	13.7361	14,766,603	202	14,766,805
MMS	656,435	12.0120	7,886,396	96,683	7,983,079
MSS	236,606	12.1193	2,867,022	-	2,867,022
MVS	126,677	13.2508	1,678,323	-	1,678,323
NWD	171,873	15.5437	2,671,352	-	2,671,352
RES	901,484	12.9619	11,682,919	-	11,682,919
RGS	68,454	12.4566	852,427	-	852,427
RSS	68,540	12.4795	855,323	-	855,323
SGS	66,016	7.4288	490,413	-	490,413
SIS	23,174	10.6172	245,959	-	245,959
TEC	19,746	4.3751	86,405	-	86,405
TRS	1,791,132	15.3698	27,523,739	534	27,524,273
UTS	284,190	15.2598	4,329,031	-	4,329,031
			$ 124,566,187	$ 97,659	$ 124,663,846
	See notes to financial statements

Regatta, Regatta Gold, Regatta Classic, Regatta Platinum, Regatta Extra, Regatta Access, Regatta Choice and Regatta Flex 4 Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued

Net Assets Applicable to Contract Owners: - continued		Applicable to Owners of		Reserve for
		Deferred Variable Annuity Contracts		Variable
	Units	Unit Value	Value	Annuities	Total
MFS Regatta Platinum Contracts:
BDS	4,809,350	$11.6666	$ 56,111,057	$ 23,848	$ 56,134,905
CAS	14,639,057	9.5380	139,621,820	596,435	140,218,255
COS	11,257,456	10.9151	122,879,052	146,255	123,025,307
EGS	15,684,540	10.3316	162,043,789	347,630	162,391,419
FCE	809,439	9.1222	7,382,558	30,222	7,412,780
FCG	3,924,402	9.3799	36,810,779	52,481	36,863,260
GAA	588,376	9.8153	5,774,278	3,868	5,778,146
GGR	2,921,700	11.5048	33,618,232	74,627	33,692,859
GGS	428,207	10.1477	4,344,086	27,974	4,372,060
GSS	10,571,958	11.7931	124,671,520	347,936	125,019,456
GTR	1,171,502	10.4317	12,221,309	37,159	12,258,468
GTS	98,369	4.1415	407,495	-	407,495
HYS	7,513,560	9.2315	69,332,789	235,245	69,568,034
MCS	1,766,213	7.0037	12,370,510	-	12,370,510
MII	1,099,935	9.6910	10,659,169	37,438	10,696,607
MIS	28,796,657	10.9281	314,685,476	508,228	315,193,704
MIT	44,164,744	9.3553	413,156,817	1,362,818	414,519,635
MMS	9,788,974	11.2410	110,029,913	137,721	110,167,634
MSS	3,713,067	9.6156	35,704,710	44,013	35,748,723
MVS	5,973,495	13.0113	77,717,257	218,961	77,936,218
NWD	4,767,379	15.2289	72,600,958	213,993	72,814,951
RES	12,367,010	9.8837	122,235,930	272,743	122,508,673
RGS	3,484,062	9.8497	34,317,029	67,474	34,384,503
RSS	1,911,607	10.6647	20,386,975	33,585	20,420,560
SGS	1,609,737	7.9282	12,762,472	2,257	12,764,729
SIS	1,626,468	10.5181	17,108,003	55,804	17,163,807
TEC	396,060	4.3580	1,725,891	-	1,725,891
TRS	21,987,375	11.9073	261,804,070	1,166,241	262,970,311
UTS	10,468,859	11.1289	116,512,037	177,725	116,689,762
			$ 2,408,995,981	$ 6,222,681	$ 2,415,218,662
	See notes to financial statements

Regatta, Regatta Gold, Regatta Classic, Regatta Platinum, Regatta Extra, Regatta Access, Regatta Choice and Regatta Flex 4 Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued

Net Assets Applicable to Contract Owners: - continued		Applicable to Owners of		Reserve for
		Deferred Variable Annuity Contracts		Variable
	Units	Unit Value	Value	Annuities	Total
MFS Regatta Extra Contracts:
BDS - Level 1	418,091	$ 11.4656	$ 4,794,051	$ -	$ 4,794,051
BDS - Level 2	377,454	11.4370	4,316,951	-	4,316,951
BDS - Level 3	719,978	11.4180	8,220,718	-	8,220,718
BDS - Level 4	309,775	11.3894	3,528,151	-	3,528,151
CAS - Level 1	1,120,416	6.4812	7,261,669	-	7,261,669
CAS - Level 2	1,631,928	6.4650	10,550,370	-	10,550,370
CAS - Level 3	2,821,019	6.4541	18,193,622	-	18,193,622
CAS - Level 4	1,153,121	6.4379	7,423,652	-	7,423,652
CO1 - Level 1	59,199	9.5101	562,990	-	562,990
CO1 - Level 2	23,180	9.5051	220,500	-	220,500
CO1 - Level 3	22,901	9.5017	217,600	-	217,600
CO1 - Level 4	59,725	9.4967	567,191	-	567,191
COS - Level 1	1,904,593	6.9184	13,176,642	-	13,176,642
COS - Level 2	2,063,660	6.9010	14,241,275	-	14,241,275
COS - Level 3	4,145,957	6.8894	28,569,984	-	28,569,984
COS - Level 4	1,444,497	6.8720	9,926,593	-	9,926,593
EGS - Level 1	1,931,648	5.6122	10,840,745	-	10,840,745
EGS - Level 2	2,605,371	5.5981	14,585,005	-	14,585,005
EGS - Level 3	5,043,252	5.5887	28,184,655	-	28,184,655
EGS - Level 4	1,863,339	5.5746	10,387,299	-	10,387,299
EM1 - Level 1	4,920	10.3158	50,745	-	50,745
EM1 - Level 2	1,661	10.3103	17,122	-	17,122
EM1 - Level 3	2,816	10.3067	29,021	-	29,021
EM1 - Level 4	2,531	10.3013	26,068	-	26,068
FCE - Level 1	83,042	7.9641	661,349	-	661,349
FCE - Level 2	148,268	7.9442	1,177,843	-	1,177,843
FCE - Level 3	175,150	7.9310	1,389,110	-	1,389,110
FCE - Level 4	81,149	7.9111	641,981	-	641,981
FCG - Level 1	402,147	7.7085	3,099,963	-	3,099,963
FCG - Level 2	528,053	7.6892	4,060,327	-	4,060,327
FCG - Level 3	1,085,651	7.6764	8,332,946	-	8,332,946
FCG - Level 4	470,587	7.6571	3,603,324	-	3,603,324
GA1 - Level 1	1,535	9.7519	14,969	-	14,969
GA1 - Level 2	1,523	9.7467	14,862	-	14,862
GA1 - Level 3	6,028	9.7433	58,731	-	58,731
GA1 - Level 4	4,608	9.7382	44,875	-	44,875
GAA - Level 1	33,260	8.8045	292,838	-	292,838
GAA - Level 2	80,929	8.7824	710,754	-	710,754
GAA - Level 3	199,562	8.7677	1,750,236	-	1,750,236
GAA - Level 4	10,469	8.7456	91,560	-	91,560
GG1 - Level 1	160	9.7098	1,550	-	1,550
GG1 - Level 2	103	9.7047	996	-	996
GG1 - Level 3	1,541	9.7013	14,949	-	14,949
GG1 - Level 4	1,262	9.6962	12,239	-	12,239
GG2 - Level 1	13,028	9.6721	126,007	-	126,007
GG2 - Level 2	891	9.6670	8,622	-	8,622
GG2 - Level 3	5,772	9.6636	55,782	-	55,782
GG2 - Level 4	6,219	9.6585	60,062	-	60,062
GGR - Level 1	390,855	7.1871	2,809,117	-	2,809,117
GGR - Level 2	449,259	7.1691	3,231,050	-	3,231,050
GGR - Level 3	1,015,020	7.1570	7,264,537	-	7,264,537
GGR - Level 4	280,534	7.1390	2,002,729	-	2,002,729
GGS - Level 1	26,918	9.9585	268,066	-	268,066
GGS - Level 2	72,772	9.9335	723,053	-	723,053
GGS - Level 3	70,384	9.9170	697,994	-	697,994
GGS - Level 4	59,309	9.8920	586,690	-	586,690
GSS - Level 1	986,197	11.4015	11,244,128	-	11,244,128
GSS - Level 2	1,396,171	11.3729	15,872,003	-	15,872,003
GSS - Level 3	1,586,735	11.3538	18,015,538	-	18,015,538
GSS - Level 4	734,951	11.3252	8,323,465	-	8,323,465
GT1 - Level 2	359	9.4182	3,392	-	3,392
GT1 - Level 3	52	9.4149	485	-	485
GT1 - Level 4	2,559	9.4099	24,048	-	24,048
GT2 - Level 1	6,350	9.7416	61,854	-	61,854
GT2 - Level 2	5,278	9.7364	51,385	-	51,385
GT2 - Level 3	3,474	9.7330	33,788	-	33,788
GT2 - Level 4	15,950	9.7279	155,159	-	155,159
GTR - Level 1	67,415	9.3541	630,605	-	630,605
GTR - Level 2	53,081	9.3307	495,510	-	495,510
GTR - Level 3	121,921	9.3151	1,135,707	-	1,135,707
GTR - Level 4	54,274	9.2917	504,300	-	504,300
GTS - Level 1	24,694	4.1960	103,616	-	103,616
GTS - Level 2	34,548	4.1876	144,838	-	144,838
GTS - Level 3	75,298	4.1821	314,903	-	314,903
GTS - Level 4	17,539	4.1737	73,202	-	73,202
HYS - Level 1	600,050	9.2402	5,544,550	-	5,544,550
HYS - Level 2	664,900	9.2172	6,126,040	-	6,126,040
HYS - Level 3	844,032	9.2019	7,766,677	-	7,766,677
HYS - Level 4	455,393	9.1789	4,179,996	-	4,179,996
IG1 - Level 1	21,268	9.4987	202,021	-	202,021
IG1 - Level 2	13,469	9.4937	127,892	-	127,892
IG1 - Level 3	27,873	9.4903	264,524	-	264,524
IG1 - Level 4	33,632	9.4853	319,008	-	319,008
M1A - Level 1	138,255	10.3009	1,424,154	-	1,424,154
M1A - Level 2	37,358	10.2955	384,699	-	384,699
M1A - Level 3	38,880	10.2918	400,149	-	400,149
M1A - Level 4	72,083	10.2864	741,474	-	741,474
M1B - Level 1	206,673	9.7687	2,018,933	-	2,018,933
M1B - Level 2	28,936	9.7636	282,516	-	282,516
M1B - Level 3	69,983	9.7602	682,979	-	682,979
M1B - Level 4	113,890	9.7550	1,111,000	-	1,111,000
MC1 - Level 1	78,108	9.6403	752,986	-	752,986
MC1 - Level 2	7,281	9.6352	70,194	-	70,194
MC1 - Level 3	13,885	9.6319	133,737	-	133,737
MC1 - Level 4	63,396	9.6268	610,296	-	610,296
MCS - Level 1	338,295	6.9956	2,366,749	-	2,366,749
MCS - Level 2	387,484	6.9818	2,705,330	-	2,705,330
MCS - Level 3	950,187	6.9726	6,625,233	-	6,625,233
MCS - Level 4	483,477	6.9587	3,364,374	-	3,364,374
MF7 - Level 1	183,918	10.0704	1,852,064	-	1,852,064
MF7 - Level 2	23,619	10.0651	237,729	-	237,729
MF7 - Level 3	59,966	10.0616	603,356	-	603,356
MF7 - Level 4	87,767	10.0563	882,613	-	882,613
MFC - Level 1	71,887	9.8804	710,264	-	710,264
MFC - Level 2	13,103	9.8752	129,421	-	129,421
MFC - Level 3	37,165	9.8717	366,885	-	366,885
MFC - Level 4	53,388	9.8665	526,747	-	526,747
MFD - Level 1	74,229	9.7147	721,113	-	721,113
MFD - Level 2	24,481	9.7096	237,799	-	237,799
MFD - Level 3	48,269	9.7061	468,502	-	468,502
MFD - Level 4	99,789	9.7010	968,050	-	968,050
MFE - Level 1	27,459	8.9236	245,028	-	245,028
MFE - Level 2	27,685	8.9189	247,011	-	247,011
MFE - Level 3	40,222	8.9158	358,610	-	358,610
MFE - Level 4	53,358	8.9110	475,473	-	475,473
MFF - Level 1	27,050	9.7072	262,576	-	262,576
MFF - Level 2	9,764	9.7021	94,732	-	94,732
MFF - Level 3	38,368	9.6987	372,208	-	372,208
MFF - Level 4	47,057	9.6936	456,149	-	456,149
MFJ - Level 1	245,648	9.9609	2,446,868	-	2,446,868
MFJ - Level 2	163,759	9.9556	1,630,862	-	1,630,862
MFJ - Level 3	143,327	9.9522	1,426,410	-	1,426,410
MFJ - Level 4	266,085	9.9469	2,646,723	-	2,646,723
MFK - Level 1	327,523	10.1131	3,311,956	-	3,311,956
MFK - Level 2	64,262	10.1078	649,550	-	649,550
MFK - Level 3	115,759	10.1043	1,169,665	-	1,169,665
MFK - Level 4	168,112	10.0990	1,697,761	-	1,697,761
MFL - Level 1	169,451	9.6642	1,637,599	-	1,637,599
MFL - Level 2	89,369	9.6591	863,491	-	863,491
MFL - Level 3	153,687	9.6557	1,483,953	-	1,483,953
MFL - Level 4	166,841	9.6506	1,610,118	-	1,610,118
MI1 - Level 2	879	9.3637	8,232	-	8,232
MI1 - Level 3	230	9.3604	2,149	-	2,149
MI1 - Level 4	1,837	9.3555	17,179	-	17,179
MII - Level 1	142,672	8.1896	1,168,428	-	1,168,428
MII - Level 2	83,188	8.1693	679,594	-	679,594
MII - Level 3	282,389	8.1558	2,303,057	-	2,303,057
MII - Level 4	28,159	8.1356	229,091	-	229,091
MIS - Level 1	3,000,575	6.9732	20,923,540	-	20,923,540
MIS - Level 2	3,631,598	6.9557	25,226,941	-	25,226,941
MIS - Level 3	6,395,839	6.9440	44,412,790	-	44,412,790
MIS - Level 4	2,221,381	6.9260	15,386,376	-	15,386,376
MIT - Level 1	2,386,638	8.3672	19,969,537	-	19,969,537
MIT - Level 2	3,160,047	8.3462	26,364,670	-	26,364,670
MIT - Level 3	6,128,463	8.3323	51,063,976	-	51,063,976
MIT - Level 4	2,300,970	8.3113	19,123,950	-	19,123,950
MM1 - Level 1	189,232	10.0235	1,896,758	-	1,896,758
MM1 - Level 2	85,499	10.0182	856,543	-	856,543
MM1 - Level 3	157,347	10.0147	1,575,753	-	1,575,753
MM1 - Level 4	168,449	10.0094	1,686,072	-	1,686,072
MMS - Level 1	1,549,643	10.5526	16,343,388	-	16,343,388
MMS - Level 2	1,472,652	10.5263	15,501,518	-	15,501,518
MMS - Level 3	2,347,089	10.5088	24,664,986	-	24,664,986
MMS - Level 4	1,092,373	10.4824	11,450,706	-	11,450,706
MS1 - Level 1	1,466	9.6275	14,114	-	14,114
MS1 - Level 2	329	9.6225	3,166	-	3,166
MS1 - Level 3	15,196	9.6191	146,167	-	146,167
MS1 - Level 4	17,423	9.6140	167,500	-	167,500
MSS - Level 1	442,617	5.2703	2,332,742	-	2,332,742
MSS - Level 2	510,791	5.2571	2,685,285	-	2,685,285
MSS - Level 3	1,161,696	5.2483	6,096,695	-	6,096,695
MSS - Level 4	447,276	5.2351	2,341,526	-	2,341,526
MV1 - Level 1	242,183	9.7895	2,370,855	-	2,370,855
MV1 - Level 2	64,320	9.7844	629,331	-	629,331
MV1 - Level 3	42,568	9.7809	416,357	-	416,357
MV1 - Level 4	201,198	9.7757	1,966,499	-	1,966,499
MVS - Level 1	709,219	11.4785	8,140,759	-	8,140,759
MVS - Level 2	711,936	11.4499	8,151,560	-	8,151,560
MVS - Level 3	1,864,031	11.4308	21,305,369	-	21,305,369
MVS - Level 4	645,263	11.4022	7,357,390	-	7,357,390
NWD - Level 1	732,851	9.6600	7,079,454	-	7,079,454
NWD - Level 2	1,143,946	9.6359	11,023,205	-	11,023,205
NWD - Level 3	2,106,034	9.6197	20,259,511	-	20,259,511
NWD - Level 4	957,146	9.5955	9,184,265	-	9,184,265
RE1 - Level 1	35,197	9.6436	339,452	-	339,452
RE1 - Level 2	18,972	9.6385	182,865	-	182,865
RE1 - Level 3	8,902	9.6351	85,769	-	85,769
RE1 - Level 4	30,393	9.6300	292,684	-	292,684
RES - Level 1	927,541	7.3577	6,824,554	-	6,824,554
RES - Level 2	1,065,436	7.3392	7,821,036	-	7,821,036
RES - Level 3	1,774,211	7.3269	12,999,480	-	12,999,480
RES - Level 4	705,628	7.3084	5,157,024	-	5,157,024
RG1 - Level 1	80,315	9.9196	796,687	-	796,687
RG1 - Level 2	11,860	9.9143	117,769	-	117,769
RG1 - Level 3	6,651	9.9109	65,917	-	65,917
RG1 - Level 4	32,975	9.9056	326,638	-	326,638
RGS - Level 1	192,704	8.9560	1,725,852	-	1,725,852
RGS - Level 2	168,435	8.9337	1,504,788	-	1,504,788
RGS - Level 3	410,732	8.9188	3,663,239	-	3,663,239
RGS - Level 4	228,763	8.8965	2,035,181	-	2,035,181
RI1 - Level 1	88,305	9.4141	831,313	-	831,313
RI1 - Level 2	4,951	9.4091	46,586	-	46,586
RI1 - Level 3	8,857	9.4058	83,295	-	83,295
RI1 - Level 4	17,559	9.4009	165,065	-	165,065
RSS - Level 1	404,539	7.4747	3,023,801	-	3,023,801
RSS - Level 2	656,532	7.4559	4,895,064	-	4,895,064
RSS - Level 3	1,234,096	7.4435	9,185,612	-	9,185,612
RSS - Level 4	330,427	7.4247	2,453,334	-	2,453,334
SG1 - Level 1	6,667	9.7375	64,918	-	64,918
SG1 - Level 2	8,519	9.7324	82,854	-	82,854
SG1 - Level 3	2,848	9.7290	27,704	-	27,704
SG1 - Level 4	37,762	9.7238	367,193	-	367,193
SGS - Level 1	352,982	6.3683	2,247,903	-	2,247,903
SGS - Level 2	539,213	6.3524	3,425,271	-	3,425,271
SGS - Level 3	1,093,788	6.3417	6,937,411	-	6,937,411
SGS - Level 4	255,878	6.3257	1,618,614	-	1,618,614
SI1 - Level 1	42,934	10.0785	432,631	-	432,631
SI1 - Level 2	6,740	10.0732	67,889	-	67,889
SI1 - Level 3	7,260	10.0696	73,102	-	73,102
SI1 - Level 4	15,811	10.0643	159,126	-	159,126
SIS - Level 1	111,966	10.4286	1,167,642	-	1,167,642
SIS - Level 2	120,637	10.4026	1,254,738	-	1,254,738
SIS - Level 3	326,779	10.3853	3,393,700	-	3,393,700
SIS - Level 4	92,454	10.3593	957,759	-	957,759
TE1 - Level 1	3,789	9.7299	36,890	-	36,890
TE1 - Level 2	1,352	9.7248	13,143	-	13,143
TE1 - Level 3	3,840	9.7214	37,334	-	37,334
TE1 - Level 4	13,873	9.7162	134,789	-	134,789
TEC - Level 1	296,806	4.3548	1,292,535	-	1,292,535
TEC - Level 2	269,364	4.3451	1,170,418	-	1,170,418
TEC - Level 3	622,227	4.3387	2,700,432	-	2,700,432
TEC - Level 4	265,146	4.3290	1,147,808	-	1,147,808
TRS - Level 1	1,919,038	11.3262	21,735,317	-	21,735,317
TRS - Level 1	2,102,183	11.2979	23,750,244	-	23,750,244
TRS - Level 1	2,501,509	11.2791	28,195,662	-	28,195,662
TRS - Level 1	1,387,725	11.2508	15,613,077	-	15,613,077
UTS - Level 1	1,086,053	7.8148	8,487,326	-	8,487,326
UTS - Level 2	1,080,238	7.7952	8,420,697	-	8,420,697
UTS - Level 3	1,872,848	7.7822	14,571,162	-	14,571,162
UTS - Level 4	654,964	7.7626	5,084,202	-	5,084,202
			$ 1,007,705,933	$ -	$ 1,007,705,933
	See notes to financial statements

Regatta, Regatta Gold, Regatta Classic, Regatta Platinum, Regatta Extra, Regatta Access, Regatta Choice and Regatta Flex 4 Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued

Net Assets Applicable to Contract Owners: - continued		Applicable to Owners of		Reserve for
		Deferred Variable Annuity Contracts		Variable
	Units	Unit Value	Value	Annuities	Total
MFS Regatta Access Contracts:
BDS - Level 1	26,387	$11.2243	$ 296,172	$ -	$ 296,172
BDS - Level 3	363,027	11.1834	4,059,890	-	4,059,890
BDS - Level 4	223,082	11.1588	2,489,333	-	2,489,333
BDS - Level 5	206,822	11.1425	2,304,516	-	2,304,516
BDS - Level 6	56,485	11.1180	627,995	-	627,995
CAS - Level 2	62,370	6.0070	374,659	-	374,659
CAS - Level 3	1,066,500	5.9983	6,398,766	-	6,398,766
CAS - Level 4	699,139	5.9852	4,184,469	-	4,184,469
CAS - Level 5	737,594	5.9765	4,408,199	-	4,408,199
CAS - Level 6	235,521	5.9634	1,404,498	-	1,404,498
CO1 - Level 1	22,342	9.5201	212,699	-	212,699
CO1 - Level 3	39,549	9.5118	376,322	-	376,322
CO1 - Level 4	16,767	9.5067	159,396	-	159,396
CO1 - Level 5	12,830	9.5034	121,933	-	121,933
CO1 - Level 6	26,989	9.4984	256,349	-	256,349
COS - Level 1	480,332	6.3056	3,029,622	-	3,029,622
COS - Level 2	99,559	6.2917	626,397	-	626,397
COS - Level 3	1,460,823	6.2825	9,177,596	-	9,177,596
COS - Level 4	1,079,115	6.2687	6,764,594	-	6,764,594
COS - Level 5	1,659,792	6.2595	10,389,395	-	10,389,395
COS - Level 6	593,290	6.2457	3,705,484	-	3,705,484
EGS - Level 1	90,770	5.0222	455,865	-	455,865
EGS - Level 2	72,749	5.0111	364,551	-	364,551
EGS - Level 3	1,268,031	5.0037	6,345,483	-	6,345,483
EGS - Level 4	804,510	4.9926	4,016,561	-	4,016,561
EGS - Level 5	1,345,650	4.9852	6,708,279	-	6,708,279
EGS - Level 6	396,658	4.9741	1,972,998	-	1,972,998
EM1 - Level 3	128	10.3176	1,311	-	1,311
EM1 - Level 4	1,428	10.3121	14,724	-	14,724
EM1 - Level 5	366	10.3085	3,772	-	3,772
EM1 - Level 6	2,486	10.3031	25,617	-	25,617
FCE - Level 3	76,250	8.1277	619,662	-	619,662
FCE - Level 4	29,054	8.1106	235,649	-	235,649
FCE - Level 5	59,871	8.0993	484,915	-	484,915
FCE - Level 6	9,071	8.0822	73,314	-	73,314
FCG - Level 1	11,793	7.5939	89,553	-	89,553
FCG - Level 2	7,187	7.5774	54,458	-	54,458
FCG - Level 3	427,506	7.5664	3,234,538	-	3,234,538
FCG - Level 4	195,702	7.5499	1,477,537	-	1,477,537
FCG - Level 5	209,658	7.5390	1,580,613	-	1,580,613
FCG - Level 6	90,287	7.5225	679,186	-	679,186
GA1 - Level 3	4,494	9.7536	43,792	-	43,792
GA1 - Level 4	817	9.7484	7,961	-	7,961
GA1 - Level 6	168	9.7399	1,640	-	1,640
GAA - Level 3	31,028	8.4891	263,332	-	263,332
GAA - Level 4	14,982	8.4715	126,918	-	126,918
GAA - Level 5	43,859	8.4599	371,039	-	371,039
GAA - Level 6	2,869	8.4423	24,220	-	24,220
GG1 - Level 3	1,178	9.7115	11,440	-	11,440
GG1 - Level 4	934	9.7064	9,069	-	9,069
GG1 - Level 6	1,364	9.6979	13,232	-	13,232
GG2 - Level 3	5,999	9.6738	58,029	-	58,029
GG2 - Level 4	14,719	9.6687	142,384	-	142,384
GG2 - Level 5	9,093	9.6653	87,886	-	87,886
GG2 - Level 6	30,706	9.6602	296,622	-	296,622
GGR - Level 2	61,167	6.6637	407,596	-	407,596
GGR - Level 3	216,655	6.6538	1,442,552	-	1,442,552
GGR - Level 4	305,732	6.6391	2,029,787	-	2,029,787
GGR - Level 5	292,664	6.6293	1,940,154	-	1,940,154
GGR - Level 6	67,533	6.6146	446,701	-	446,701
GGS - Level 3	44,621	9.9739	445,109	-	445,109
GGS - Level 4	13,665	9.9526	135,998	-	135,998
GGS - Level 5	25,125	9.9384	249,701	-	249,701
GGS - Level 6	5,220	9.9171	51,769	-	51,769
GSS - Level 1	1,609,964	11.1914	18,013,373	-	18,013,373
GSS - Level 2	36,950	11.1677	412,634	-	412,634
GSS - Level 3	950,939	11.1519	10,604,812	-	10,604,812
GSS - Level 4	559,550	11.1283	6,226,837	-	6,226,837
GSS - Level 5	452,810	11.1126	5,031,889	-	5,031,889
GSS - Level 6	138,303	11.0890	1,533,634	-	1,533,634
GT1 - Level 3	1,585	9.4248	14,926	-	14,926
GT1 - Level 5	167	9.4166	1,568	-	1,568
GT1 - Level 6	552	9.4116	5,196	-	5,196
GT2 - Level 3	7,880	9.7433	76,677	-	76,677
GT2 - Level 4	868	9.7381	8,455	-	8,455
GT2 - Level 5	6,026	9.7347	58,663	-	58,663
GT2 - Level 6	5,157	9.7296	50,176	-	50,176
GTR - Level 1	9,559	9.2565	88,479	-	88,479
GTR - Level 3	72,296	9.2227	666,874	-	666,874
GTR - Level 4	51,645	9.2024	475,257	-	475,257
GTR - Level 5	58,219	9.1890	534,972	-	534,972
GTR - Level 6	10,745	9.1687	98,515	-	98,515
GTS - Level 3	28,010	4.1987	117,616	-	117,616
GTS - Level 4	9,981	4.1904	41,826	-	41,826
GTS - Level 5	40,111	4.1849	167,859	-	167,859
GTS - Level 6	13,232	4.1765	55,262	-	55,262
HYS - Level 1	243,997	9.2506	2,257,127	-	2,257,127
HYS - Level 2	56,265	9.2302	519,342	-	519,342
HYS - Level 3	710,091	9.2166	6,546,431	-	6,546,431
HYS - Level 4	244,718	9.1962	2,250,478	-	2,250,478
HYS - Level 5	199,234	9.1826	1,829,496	-	1,829,496
HYS - Level 6	76,436	9.1623	700,328	-	700,328
IG1 - Level 3	12,950	9.5004	123,087	-	123,087
IG1 - Level 4	8,700	9.4953	82,608	-	82,608
IG1 - Level 5	10,769	9.4920	102,221	-	102,221
IG1 - Level 6	11,628	9.4870	110,315	-	110,315
M1A - Level 1	8,489	10.3117	87,535	-	87,535
M1A - Level 3	38,569	10.3027	397,396	-	397,396
M1A - Level 4	13,941	10.2973	143,551	-	143,551
M1A - Level 5	15,622	10.2937	160,803	-	160,803
M1A - Level 6	15,150	10.2882	155,870	-	155,870
M1B - Level 1	8,539	9.7790	83,498	-	83,498
M1B - Level 3	52,843	9.7705	516,154	-	516,154
M1B - Level 4	30,260	9.7653	295,494	-	295,494
M1B - Level 5	24,023	9.7619	234,509	-	234,509
M1B - Level 6	103,389	9.7567	1,008,739	-	1,008,739
MC1 - Level 1	16,304	9.6505	157,342	-	157,342
MC1 - Level 3	32,381	9.6420	312,189	-	312,189
MC1 - Level 4	13,999	9.6369	134,911	-	134,911
MC1 - Level 5	13,935	9.6336	134,244	-	134,244
MC1 - Level 6	43,401	9.6285	417,882	-	417,882
MCS - Level 1	47,148	7.0234	331,135	-	331,135
MCS - Level 2	80,510	7.0095	564,337	-	564,337
MCS - Level 3	317,894	7.0003	2,225,863	-	2,225,863
MCS - Level 4	314,240	6.9864	2,195,401	-	2,195,401
MCS - Level 5	389,339	6.9772	2,716,486	-	2,716,486
MCS - Level 6	167,028	6.9633	1,163,066	-	1,163,066
MF7 - Level 1	21,517	10.0810	216,916	-	216,916
MF7 - Level 3	36,746	10.0722	370,240	-	370,240
MF7 - Level 4	83,463	10.0669	840,212	-	840,212
MF7 - Level 5	29,587	10.0634	297,745	-	297,745
MF7 - Level 6	62,495	10.0581	628,583	-	628,583
MFC - Level 1	19,389	9.8907	191,772	-	191,772
MFC - Level 3	179,694	9.8821	1,775,770	-	1,775,770
MFC - Level 4	21,589	9.8769	213,229	-	213,229
MFC - Level 5	35,705	9.8734	352,535	-	352,535
MFC - Level 6	20,647	9.8682	203,754	-	203,754
MFD - Level 1	162,864	9.7249	1,583,932	-	1,583,932
MFD - Level 3	27,002	9.7164	262,362	-	262,362
MFD - Level 4	12,735	9.7113	123,676	-	123,676
MFD - Level 5	14,100	9.7078	136,880	-	136,880
MFD - Level 6	24,634	9.7027	239,015	-	239,015
MFE - Level 3	28,791	8.9252	256,978	-	256,978
MFE - Level 4	27,232	8.9204	242,920	-	242,920
MFE - Level 5	4,288	8.9173	38,241	-	38,241
MFE - Level 6	8,682	8.9126	77,382	-	77,382
MFF - Level 1	10,180	9.7174	98,925	-	98,925
MFF - Level 3	23,611	9.7089	229,229	-	229,229
MFF - Level 4	14,379	9.7038	139,531	-	139,531
MFF - Level 5	10,361	9.7004	100,505	-	100,505
MFF - Level 6	23,387	9.6953	226,746	-	226,746
MFJ - Level 1	52,772	9.9714	526,212	-	526,212
MFJ - Level 3	128,710	9.9626	1,282,304	-	1,282,304
MFJ - Level 4	81,013	9.9574	806,681	-	806,681
MFJ - Level 5	69,171	9.9539	688,520	-	688,520
MFJ - Level 6	100,528	9.9487	1,000,118	-	1,000,118
MFK - Level 1	157,011	10.1238	1,589,547	-	1,589,547
MFK - Level 3	181,445	10.1149	1,834,053	-	1,834,053
MFK - Level 4	99,834	10.1096	1,009,282	-	1,009,282
MFK - Level 5	54,140	10.1061	547,148	-	547,148
MFK - Level 6	120,933	10.1008	1,221,516	-	1,221,516
MFL - Level 3	75,199	9.6659	727,058	-	727,058
MFL - Level 4	43,786	9.6608	423,004	-	423,004
MFL - Level 5	36,723	9.6574	354,653	-	354,653
MFL - Level 6	123,630	9.6523	1,193,314	-	1,193,314
MI1 - Level 3	1,122	9.3703	10,512	-	10,512
MI1 - Level 4	4,525	9.3653	42,390	-	42,390
MI1 - Level 6	6,731	9.3571	62,980	-	62,980
MII - Level 1	10,749	8.0848	86,906	-	86,906
MII - Level 3	67,512	8.0558	543,841	-	543,841
MII - Level 4	16,764	8.0384	134,756	-	134,756
MII - Level 5	85,008	8.0268	682,345	-	682,345
MII - Level 6	20,989	8.0095	168,108	-	168,108
MIS - Level 1	369,267	6.4655	2,387,496	-	2,387,496
MIS - Level 2	83,298	6.4513	537,381	-	537,381
MIS - Level 3	1,625,219	6.4418	10,469,456	-	10,469,456
MIS - Level 4	1,142,349	6.4276	7,342,550	-	7,342,550
MIS - Level 5	1,701,551	6.4181	10,920,781	-	10,920,781
MIS - Level 6	941,009	6.4040	6,026,189	-	6,026,189
MIT - Level 1	220,507	7.9922	1,762,336	-	1,762,336
MIT - Level 2	62,665	7.9746	499,730	-	499,730
MIT - Level 3	1,510,897	7.9628	12,031,202	-	12,031,202
MIT - Level 4	884,715	7.9452	7,029,206	-	7,029,206
MIT - Level 5	1,377,157	7.9334	10,925,597	-	10,925,597
MIT - Level 6	539,615	7.9158	4,271,501	-	4,271,501
MM1 - Level 1	63,466	10.0340	636,813	-	636,813
MM1 - Level 3	479,571	10.0252	4,807,787	-	4,807,787
MM1 - Level 4	23,750	10.0200	237,972	-	237,972
MM1 - Level 5	58,889	10.0165	589,855	-	589,855
MM1 - Level 6	69,985	10.0112	700,629	-	700,629
MMS - Level 1	275,454	10.4821	2,887,328	-	2,887,328
MMS - Level 2	391,924	10.4591	4,099,183	-	4,099,183
MMS - Level 3	1,198,995	10.4438	12,518,544	222,343	12,740,887
MMS - Level 4	1,328,654	10.4209	13,845,743	-	13,845,743
MMS - Level 5	1,140,407	10.4056	11,866,648	-	11,866,648
MMS - Level 6	343,318	10.3827	3,564,584	-	3,564,584
MS1 - Level 3	7,750	9.6292	74,618	-	74,618
MS1 - Level 5	3,399	9.6208	32,703	-	32,703
MS1 - Level 6	3,935	9.6157	37,838	-	37,838
MSS - Level 2	62,504	5.3677	335,501	-	335,501
MSS - Level 3	267,578	5.3599	1,434,028	-	1,434,028
MSS - Level 4	355,492	5.3482	1,901,230	-	1,901,230
MSS - Level 5	161,719	5.3404	863,644	-	863,644
MSS - Level 6	143,834	5.3287	766,443	-	766,443
MV1 - Level 1	12,781	9.7998	125,254	-	125,254
MV1 - Level 3	84,687	9.7912	829,269	-	829,269
MV1 - Level 4	46,295	9.7861	453,050	-	453,050
MV1 - Level 5	36,053	9.7826	352,693	-	352,693
MV1 - Level 6	116,730	9.7775	1,141,327	-	1,141,327
MVS - Level 1	181,343	10.7469	1,947,326	-	1,947,326
MVS - Level 2	69,225	10.7239	742,358	-	742,358
MVS - Level 3	700,332	10.7086	7,499,540	-	7,499,540
MVS - Level 4	554,656	10.6856	5,926,823	-	5,926,823
MVS - Level 5	574,949	10.6703	6,134,874	-	6,134,874
MVS - Level 6	342,499	10.6473	3,646,709	-	3,646,709
NWD - Level 1	82,343	8.5537	704,334	-	704,334
NWD - Level 2	6,169	8.5349	52,652	-	52,652
NWD - Level 3	691,107	8.5224	5,889,637	-	5,889,637
NWD - Level 4	460,543	8.5036	3,916,283	-	3,916,283
NWD - Level 5	584,380	8.4912	4,962,067	-	4,962,067
NWD - Level 6	192,473	8.4724	1,630,716	-	1,630,716
RE1 - Level 3	14,635	9.6453	141,160	-	141,160
RE1 - Level 4	19,393	9.6402	186,981	-	186,981
RE1 - Level 5	5,270	9.6368	50,788	-	50,788
RE1 - Level 6	5,325	9.6317	51,285	-	51,285
RES - Level 2	131,837	6.6260	873,547	-	873,547
RES - Level 3	803,679	6.6162	5,318,245	-	5,318,245
RES - Level 4	622,674	6.6015	4,110,588	-	4,110,588
RES - Level 5	600,916	6.5918	3,961,092	-	3,961,092
RES - Level 6	230,422	6.5771	1,515,511	-	1,515,511
RG1 - Level 3	20,086	9.9213	199,284	-	199,284
RG1 - Level 4	9,749	9.9161	96,673	-	96,673
RG1 - Level 5	6,773	9.9126	67,136	-	67,136
RG1 - Level 6	26,099	9.9074	258,570	-	258,570
RGS - Level 1	1,153	8.8019	10,146	-	10,146
RGS - Level 2	77,343	8.7831	679,307	-	679,307
RGS - Level 3	199,518	8.7705	1,749,830	-	1,749,830
RGS - Level 4	86,429	8.7517	756,401	-	756,401
RGS - Level 5	152,713	8.7391	1,334,579	-	1,334,579
RGS - Level 6	227,451	8.7203	1,983,449	-	1,983,449
RI1 - Level 1	8,815	9.4240	83,075	-	83,075
RI1 - Level 3	27,059	9.4158	254,717	-	254,717
RI1 - Level 4	1,064	9.4108	10,015	-	10,015
RI1 - Level 5	6,686	9.4075	62,902	-	62,902
RI1 - Level 6	3,934	9.4025	36,992	-	36,992
RSS - Level 1	62,660	7.3558	460,916	-	460,916
RSS - Level 2	34,280	7.3396	251,601	-	251,601
RSS - Level 3	291,902	7.3289	2,144,357	-	2,144,357
RSS - Level 4	280,003	7.3128	2,047,593	-	2,047,593
RSS - Level 5	360,221	7.3020	2,630,348	-	2,630,348
RSS - Level 6	54,810	7.2859	399,342	-	399,342
SG1 - Level 3	4,036	9.7393	39,312	-	39,312
SG1 - Level 4	10,191	9.7341	99,126	-	99,126
SG1 - Level 5	5,813	9.7307	56,565	-	56,565
SG1 - Level 6	1,941	9.7256	18,875	-	18,875
SGS - Level 1	440,182	6.2300	2,742,438	-	2,742,438
SGS - Level 2	48,100	6.2164	299,006	-	299,006
SGS - Level 3	624,208	6.2073	3,874,656	-	3,874,656
SGS - Level 4	365,826	6.1938	2,265,835	-	2,265,835
SGS - Level 5	268,108	6.1847	1,658,174	-	1,658,174
SGS - Level 6	306,631	6.1712	1,892,278	-	1,892,278
SI1 - Level 3	11,208	10.0802	112,927	-	112,927
SI1 - Level 4	928	10.0749	9,354	-	9,354
SI1 - Level 5	5,906	10.0714	59,479	-	59,479
SI1 - Level 6	11,707	10.0661	117,841	-	117,841
SIS - Level 1	8,572	10.2764	88,092	-	88,092
SIS - Level 3	112,614	10.2401	1,153,462	-	1,153,462
SIS - Level 4	59,737	10.2184	610,412	-	610,412
SIS - Level 5	77,319	10.2040	788,962	-	788,962
SIS - Level 6	24,512	10.1823	249,587	-	249,587
TE1 - Level 3	2,152	9.7316	20,948	-	20,948
TE1 - Level 4	474	9.7265	4,612	-	4,612
TE1 - Level 5	1,580	9.7231	15,364	-	15,364
TE1 - Level 6	1,844	9.7179	17,922	-	17,922
TEC - Level 1	260,097	4.6593	1,211,871	-	1,211,871
TEC - Level 2	103,361	4.6491	480,538	-	480,538
TEC - Level 3	548,736	4.6423	2,548,316	-	2,548,316
TEC - Level 4	521,839	4.6322	2,417,246	-	2,417,246
TEC - Level 5	379,029	4.6254	1,753,157	-	1,753,157
TEC - Level 6	196,037	4.6152	904,759	-	904,759
TRS - Level 1	41,081	10.9215	448,667	-	448,667
TRS - Level 2	55,243	10.8982	602,048	-	602,048
TRS - Level 3	1,135,410	10.8827	12,355,791	-	12,355,791
TRS - Level 4	757,253	10.8594	8,223,299	-	8,223,299
TRS - Level 5	1,016,675	10.8439	11,024,695	-	11,024,695
TRS - Level 6	364,084	10.8206	3,939,605	-	3,939,605
UTS - Level 1	36,057	7.3707	265,767	-	265,767
UTS - Level 2	65,321	7.3546	480,415	-	480,415
UTS - Level 3	730,593	7.3439	5,363,094	-	5,363,094
UTS - Level 4	494,564	7.3279	3,624,127	-	3,624,127
UTS - Level 5	657,307	7.3173	4,809,694	-	4,809,694
UTS - Level 6	118,818	7.3013	867,525	-	867,525
			$ 485,041,164	$ 222,343	$ 485,263,507
	See notes to financial statements

Regatta, Regatta Gold, Regatta Classic, Regatta Platinum, Regatta Extra, Regatta Access, Regatta Choice and Regatta Flex 4 Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued

Net Assets Applicable to Contract Owners: - continued	Applicable to Owners of			Reserve for
	Deferred Variable Annuity Contracts			Variable
	Units	Unit Value	Value	Annuities	Total
MFS Regatta Choice Contracts:
BDS - Level 1	53,054	$11.2490	$ 596,805	$ -	$ 596,805
BDS - Level 2	518,393	11.2243	5,814,932	314,060	6,128,992
BDS - Level 3	115,086	11.2080	1,289,887	-	1,289,887
BDS - Level 4	568,948	11.1998	6,372,095	-	6,372,095
BDS - Level 5	977,136	11.1834	10,927,685	-	10,927,685
BDS - Level 6	319,640	11.1588	3,566,809	-	3,566,809
CAS - Level 1	136,567	5.9814	816,859	-	816,859
CAS - Level 2	1,733,022	5.9683	10,335,906	59,871	10,395,777
CAS - Level 3	157,726	5.9595	939,974	-	939,974
CAS - Level 4	2,062,595	5.9551	12,283,058	-	12,283,058
CAS - Level 5	3,780,049	5.9464	22,477,645	-	22,477,645
CAS - Level 6	1,606,016	5.9333	9,529,006	-	9,529,006
CO1 - Level 2	79,372	9.5201	755,635	-	755,635
CO1 - Level 4	71,945	9.5151	684,566	-	684,566
CO1 - Level 5	53,288	9.5118	506,865	-	506,865
CO1 - Level 6	143,895	9.5067	1,367,717	-	1,367,717
COS - Level 1	98,646	6.1111	602,831	-	602,831
COS - Level 2	1,620,403	6.0976	9,880,496	19,558	9,900,054
COS - Level 3	360,176	6.0886	2,192,956	-	2,192,956
COS - Level 4	2,619,544	6.0841	15,937,476	-	15,937,476
COS - Level 5	5,054,427	6.0751	30,694,838	-	30,694,838
COS - Level 6	1,667,287	6.0616	10,106,393	-	10,106,393
EGS - Level 1	37,403	5.0333	188,262	-	188,262
EGS - Level 2	1,966,299	5.0222	9,875,125	98,030	9,973,155
EGS - Level 3	648,448	5.0148	3,251,820	-	3,251,820
EGS - Level 4	2,326,131	5.0111	11,656,404	-	11,656,404
EGS - Level 5	5,444,437	5.0037	27,234,362	-	27,234,362
EGS - Level 6	1,877,767	4.9926	9,374,851	-	9,374,851
EM1 - Level 2	2,009	10.3266	20,744	-	20,744
EM1 - Level 4	2,101	10.3212	21,689	-	21,689
EM1 - Level 5	1,144	10.3176	11,798	-	11,798
EM1 - Level 6	8,851	10.3121	91,264	-	91,264
FCE - Level 1	30,597	7.9991	244,749	-	244,749
FCE - Level 2	90,757	7.9816	724,382	-	724,382
FCE - Level 3	25,552	7.9699	203,649	-	203,649
FCE - Level 4	108,814	7.9640	866,604	-	866,604
FCE - Level 5	250,796	7.9524	1,994,698	-	1,994,698
FCE - Level 6	110,619	7.9349	877,752	-	877,752
FCG - Level 1	56,427	7.5825	427,855	46,162	474,017
FCG - Level 2	515,677	7.5658	3,901,526	-	3,901,526
FCG - Level 3	67,385	7.5548	509,080	-	509,080
FCG - Level 4	583,627	7.5492	4,405,935	-	4,405,935
FCG - Level 5	1,336,067	7.5382	10,071,610	-	10,071,610
FCG - Level 6	498,032	7.5216	3,745,986	-	3,745,986
GA1 - Level 2	13,530	9.7621	132,086	-	132,086
GA1 - Level 4	1,910	9.7570	18,638	-	18,638
GA1 - Level 5	4,902	9.7536	47,814	-	47,814
GA1 - Level 6	2,340	9.7484	22,813	-	22,813
GAA - Level 2	52,318	8.6173	450,840	-	450,840
GAA - Level 3	19,687	8.6052	169,412	-	169,412
GAA - Level 4	76,487	8.5991	657,722	-	657,722
GAA - Level 5	140,266	8.5869	1,204,493	-	1,204,493
GAA - Level 6	50,328	8.5688	431,244	-	431,244
GG1 - Level 2	2,392	9.7200	23,251	-	23,251
GG1 - Level 4	2,495	9.7149	24,234	-	24,234
GG1 - Level 5	1,446	9.7115	14,045	-	14,045
GG1 - Level 6	3,857	9.7064	37,434	-	37,434
GG2 - Level 2	8,845	9.6823	85,641	-	85,641
GG2 - Level 4	6,914	9.6772	66,903	-	66,903
GG2 - Level 5	29,671	9.6738	287,084	-	287,084
GG2 - Level 6	3,913	9.6687	37,830	-	37,830
GGR - Level 2	428,637	7.0742	3,032,243	39,954	3,072,197
GGR - Level 3	25,432	7.0639	179,647	-	179,647
GGR - Level 4	548,663	7.0588	3,872,908	-	3,872,908
GGR - Level 5	784,293	7.0486	5,522,657	-	5,522,657
GGR - Level 6	276,586	7.0332	1,945,296	-	1,945,296
GGS - Level 2	45,747	9.9375	454,610	-	454,610
GGS - Level 3	51,450	9.9230	510,537	-	510,537
GGS - Level 4	37,377	9.9157	370,620	-	370,620
GGS - Level 5	129,687	9.9012	1,284,500	-	1,284,500
GGS - Level 6	63,953	9.8795	631,817	-	631,817
GSS - Level 1	82,692	11.3102	935,267	-	935,267
GSS - Level 2	1,306,150	11.2855	14,740,519	350,461	15,090,980
GSS - Level 3	124,911	11.2690	1,407,628	-	1,407,628
GSS - Level 4	1,359,479	11.2608	15,308,780	-	15,308,780
GSS - Level 5	2,413,267	11.2443	27,131,266	-	27,131,266
GSS - Level 6	1,153,701	11.2196	12,944,093	-	12,944,093
GT1 - Level 2	1,023	9.4331	9,651	-	9,651
GT1 - Level 4	4,120	9.4282	38,817	-	38,817
GT1 - Level 5	2,758	9.4248	25,998	-	25,998
GT1 - Level 6	5,487	9.4199	51,691	-	51,691
GT2 - Level 2	32,456	9.7518	316,563	-	316,563
GT2 - Level 4	21,317	9.7467	207,767	-	207,767
GT2 - Level 5	7,957	9.7433	77,526	-	77,526
GT2 - Level 6	25,351	9.7381	246,871	-	246,871
GTR - Level 2	86,849	9.2435	802,793	-	802,793
GTR - Level 4	121,257	9.2244	1,118,136	-	1,118,136
GTR - Level 5	124,339	9.2116	1,145,354	-	1,145,354
GTR - Level 6	56,565	9.1924	519,965	-	519,965
GTS - Level 2	74,165	4.2126	312,276	-	312,276
GTS - Level 3	17,956	4.2071	75,543	-	75,543
GTS - Level 4	34,566	4.2043	145,328	-	145,328
GTS - Level 5	59,757	4.1987	250,902	-	250,902
GTS - Level 6	43,044	4.1904	180,372	-	180,372
HYS - Level 1	83,541	9.2578	773,410	-	773,410
HYS - Level 2	734,017	9.2375	6,777,481	110,777	6,888,258
HYS - Level 3	47,866	9.2241	441,520	-	441,520
HYS - Level 4	713,877	9.2173	6,580,028	-	6,580,028
HYS - Level 5	1,345,131	9.2038	12,380,304	-	12,380,304
HYS - Level 6	512,884	9.1836	4,710,121	-	4,710,121
IG1 - Level 2	32,328	9.5087	307,331	-	307,331
IG1 - Level 4	30,439	9.5037	289,283	-	289,283
IG1 - Level 5	30,821	9.5004	292,813	-	292,813
IG1 - Level 6	46,282	9.4953	439,459	-	439,459
M1A - Level 2	61,550	10.3117	634,759	-	634,759
M1A - Level 4	54,539	10.3063	562,094	-	562,094
M1A - Level 5	55,437	10.3027	571,148	-	571,148
M1A - Level 6	90,757	10.2973	934,546	-	934,546
M1B - Level 2	127,984	9.7790	1,251,323	-	1,251,323
M1B - Level 4	136,910	9.7739	1,338,142	-	1,338,142
M1B - Level 5	119,151	9.7705	1,164,158	-	1,164,158
M1B - Level 6	180,721	9.7653	1,764,794	-	1,764,794
MC1 - Level 2	68,341	9.6505	659,580	-	659,580
MC1 - Level 4	58,437	9.6454	563,646	-	563,646
MC1 - Level 5	73,830	9.6420	711,867	-	711,867
MC1 - Level 6	97,210	9.6369	936,802	-	936,802
MCS - Level 2	432,824	7.0234	3,039,968	55,175	3,095,143
MCS - Level 3	166,380	7.0142	1,167,017	-	1,167,017
MCS - Level 4	759,585	7.0095	5,324,328	-	5,324,328
MCS - Level 5	1,086,103	7.0003	7,603,007	-	7,603,007
MCS - Level 6	430,208	6.9864	3,005,597	-	3,005,597
MF7 - Level 2	73,400	10.0810	739,950	-	739,950
MF7 - Level 4	106,644	10.0757	1,074,523	-	1,074,523
MF7 - Level 5	87,054	10.0722	876,825	-	876,825
MF7 - Level 6	92,588	10.0669	932,070	-	932,070
MFC - Level 2	82,530	9.8907	816,074	-	816,074
MFC - Level 4	56,208	9.8856	555,652	-	555,652
MFC - Level 5	81,594	9.8821	806,315	-	806,315
MFC - Level 6	91,947	9.8769	908,147	-	908,147
MFD - Level 2	102,569	9.7249	997,471	-	997,471
MFD - Level 4	55,862	9.7198	542,971	-	542,971
MFD - Level 5	109,690	9.7164	1,065,793	-	1,065,793
MFD - Level 6	322,594	9.7113	3,132,473	-	3,132,473
MFE - Level 2	84,371	8.9330	753,686	-	753,686
MFE - Level 4	80,157	8.9283	715,667	-	715,667
MFE - Level 5	63,193	8.9252	564,008	-	564,008
MFE - Level 6	104,577	8.9204	932,927	-	932,927
MFF - Level 2	43,745	9.7174	425,091	-	425,091
MFF - Level 4	46,297	9.7123	449,656	-	449,656
MFF - Level 5	80,752	9.7089	784,016	-	784,016
MFF - Level 6	86,683	9.7038	841,104	-	841,104
MFJ - Level 2	374,067	9.9714	3,730,545	-	3,730,545
MFJ - Level 4	280,852	9.9661	2,799,001	-	2,799,001
MFJ - Level 5	350,484	9.9626	3,491,742	-	3,491,742
MFJ - Level 6	331,868	9.9574	3,304,538	-	3,304,538
MFK - Level 2	226,581	10.1238	2,293,646	-	2,293,646
MFK - Level 4	187,842	10.1185	1,900,675	-	1,900,675
MFK - Level 5	208,275	10.1149	2,106,688	-	2,106,688
MFK - Level 6	242,126	10.1096	2,447,803	-	2,447,803
MFL - Level 2	208,907	9.6743	2,020,721	-	2,020,721
MFL - Level 4	153,154	9.6692	1,480,888	-	1,480,888
MFL - Level 5	209,645	9.6659	2,026,396	-	2,026,396
MFL - Level 6	283,244	9.6608	2,736,356	-	2,736,356
MI1 - Level 2	936	9.3785	8,779	-	8,779
MI1 - Level 4	1,282	9.3736	12,019	-	12,019
MI1 - Level 5	442	9.3703	4,141	-	4,141
MI1 - Level 6	2,236	9.3653	20,939	-	20,939
MII - Level 2	103,771	8.1014	840,695	-	840,695
MII - Level 3	27,836	8.0898	225,185	-	225,185
MII - Level 4	90,372	8.0840	730,567	-	730,567
MII - Level 5	236,598	8.0724	1,909,702	-	1,909,702
MII - Level 6	88,193	8.0551	710,398	-	710,398
MIS - Level 1	106,297	6.4797	688,779	-	688,779
MIS - Level 2	2,636,140	6.4655	17,043,977	168,677	17,212,654
MIS - Level 3	494,984	6.5251	3,229,842	-	3,229,842
MIS - Level 4	4,369,839	6.4513	28,158,667	-	28,158,667
MIS - Level 5	8,975,003	6.4418	57,815,159	-	57,815,159
MIS - Level 6	2,735,366	6.4276	17,581,806	-	17,581,806
MIT - Level 1	169,670	8.1168	1,377,176	-	1,377,176
MIT - Level 2	2,859,591	8.0990	23,142,671	293,005	23,435,676
MIT - Level 3	287,353	8.0871	2,323,859	-	2,323,859
MIT - Level 4	3,238,309	8.0812	26,169,348	-	26,169,348
MIT - Level 5	7,010,803	8.0693	56,572,353	-	56,572,353
MIT - Level 6	2,739,234	8.0516	22,055,077	-	22,055,077
MM1 - Level 2	191,268	10.0340	1,919,352	106,454	2,025,806
MM1 - Level 4	49,529	10.0287	496,710	-	496,710
MM1 - Level 5	141,648	10.0252	1,420,052	-	1,420,052
MM1 - Level 6	130,910	10.0200	1,311,714	-	1,311,714
MMS - Level 1	79,558	10.5115	836,275	-	836,275
MMS - Level 2	1,040,145	10.4884	10,905,695	921,265	11,826,960
MMS - Level 3	123,279	10.4730	1,291,104	-	1,291,104
MMS - Level 4	960,392	10.4653	10,050,795	-	10,050,795
MMS - Level 5	1,927,332	10.4499	20,140,470	-	20,140,470
MMS - Level 6	1,066,254	10.4269	11,117,729	-	11,117,729
MS1 - Level 2	8,262	9.6377	79,645	-	79,645
MS1 - Level 4	4,450	9.6326	42,869	-	42,869
MS1 - Level 5	2,195	9.6292	21,133	-	21,133
MS1 - Level 6	4,108	9.6242	39,536	-	39,536
MSS - Level 2	435,641	5.6514	2,457,507	-	2,457,507
MSS - Level 3	40,787	5.6433	230,175	-	230,175
MSS - Level 4	419,332	5.6392	2,364,710	-	2,364,710
MSS - Level 5	680,652	5.6311	3,832,832	-	3,832,832
MSS - Level 6	283,968	5.6190	1,595,601	-	1,595,601
MV1 - Level 2	151,651	9.7998	1,485,505	-	1,485,505
MV1 - Level 3	-	0.0000	-	-	-
MV1 - Level 4	112,398	9.7947	1,100,904	-	1,100,904
MV1 - Level 5	146,165	9.7912	1,431,133	-	1,431,133
MV1 - Level 6	200,083	9.7861	1,958,029	-	1,958,029
MVS - Level 1	24,071	11.1280	267,867	-	267,867
MVS - Level 2	761,810	11.1038	8,458,982	39,967	8,498,949
MVS - Level 3	201,491	11.0877	2,234,072	-	2,234,072
MVS - Level 4	1,045,431	11.0796	11,573,976	-	11,573,976
MVS - Level 5	2,162,825	11.0635	23,928,397	-	23,928,397
MVS - Level 6	653,989	11.0393	7,219,609	-	7,219,609
NWD - Level 1	50,623	8.0771	408,890	-	408,890
NWD - Level 2	831,361	8.0592	6,694,239	14,226	6,708,465
NWD - Level 3	152,692	8.0474	1,228,768	-	1,228,768
NWD - Level 4	944,750	8.0414	7,597,121	-	7,597,121
NWD - Level 5	2,219,925	8.0295	17,824,936	-	17,824,936
NWD - Level 6	862,727	8.0117	6,911,928	-	6,911,928
RE1 - Level 2	49,444	9.6537	477,283	-	477,283
RE1 - Level 4	13,838	9.6487	133,522	-	133,522
RE1 - Level 5	34,917	9.6453	336,786	-	336,786
RE1 - Level 6	35,256	9.6402	339,876	-	339,876
RES - Level 2	861,345	6.9027	5,945,626	100,053	6,045,679
RES - Level 3	147,430	6.8927	1,016,189	-	1,016,189
RES - Level 4	1,230,427	6.8877	8,474,765	-	8,474,765
RES - Level 5	2,382,899	6.8776	16,373,890	-	16,373,890
RES - Level 6	967,476	6.8626	6,639,378	-	6,639,378
RG1 - Level 2	27,660	9.9300	274,655	-	274,655
RG1 - Level 4	18,805	9.9248	186,636	-	186,636
RG1 - Level 5	10,756	9.9213	106,714	-	106,714
RG1 - Level 6	14,297	9.9161	141,775	-	141,775
RGS - Level 2	195,186	8.8614	1,729,272	62,127	1,791,399
RGS - Level 3	11,466	8.8488	101,458	-	101,458
RGS - Level 4	313,472	8.8424	2,771,844	-	2,771,844
RGS - Level 5	459,458	8.8297	4,056,876	-	4,056,876
RGS - Level 6	185,276	8.8107	1,632,405	-	1,632,405
RI1 - Level 2	19,725	9.4240	185,887	-	185,887
RI1 - Level 4	16,136	9.4191	151,986	-	151,986
RI1 - Level 5	20,121	9.4158	189,458	-	189,458
RI1 - Level 6	33,371	9.4108	314,048	-	314,048
RSS - Level 2	350,771	7.2505	2,543,278	-	2,543,278
RSS - Level 3	140,166	7.2399	1,014,783	-	1,014,783
RSS - Level 4	421,744	7.2345	3,051,114	-	3,051,114
RSS - Level 5	1,130,011	7.2238	8,161,063	-	8,161,063
RSS - Level 6	270,557	7.2078	1,950,128	-	1,950,128
SG1 - Level 2	21,986	9.7478	214,355		214,355
SG1 - Level 4	19,053	9.7427	185,625		185,625
SG1 - Level 5	23,520	9.7393	229,069		229,069
SGS - Level 6	29,775	9.7341	289,838		289,838
SGS - Level 1	82,700	6.3278	523,310	-	523,310
SGS - Level 2	422,409	6.3140	2,668,451	2,504	2,670,955
SGS - Level 3	53,513	6.3049	337,394	-	337,394
SGS - Level 4	569,841	6.3003	3,590,165	-	3,590,165
SGS - Level 5	1,322,478	6.2911	8,319,898	-	8,319,898
SGS - Level 6	367,868	6.2774	2,309,266	-	2,309,266
SI1 - Level 2	39,804	10.0890	401,741	-	401,741
SI1 - Level 4	28,064	10.0838	282,992	-	282,992
SI1 - Level 5	23,560	10.0802	237,490	-	237,490
SI1 - Level 6	28,762	10.0749	289,780	-	289,780
SIS - Level 1	24,506	10.2818	251,966	-	251,966
SIS - Level 2	162,361	10.2595	1,665,196	29,681	1,694,877
SIS - Level 3	28,891	10.2447	295,980	-	295,980
SIS - Level 4	189,969	10.2373	1,944,767	-	1,944,767
SIS - Level 5	338,348	10.2225	3,458,768	-	3,458,768
SIS - Level 6	94,467	10.2003	963,593	-	963,593
TE1 - Level 2	12,839	9.7402	125,105	-	125,105
TE1 - Level 4	5,304	9.7350	51,633	-	51,633
TE1 - Level 5	11,096	9.7316	107,986	-	107,986
TE1 - Level 6	15,967	9.7265	155,306	-	155,306
TEC - Level 1	18,196	4.6876	85,296	-	85,296
TEC - Level 2	443,520	4.6773	2,075,115	27,262	2,102,377
TEC - Level 3	46,369	4.6705	216,566	-	216,566
TEC - Level 4	546,351	4.6671	2,549,879	-	2,549,879
TEC - Level 5	1,328,675	4.6603	6,191,999	-	6,191,999
TEC - Level 6	475,894	4.6500	2,212,927	-	2,212,927
TRS - Level 1	15,206	11.1542	152,991	-	152,991
TRS - Level 2	1,814,986	11.1300	20,196,043	-	20,196,043
TRS - Level 3	87,756	11.1139	975,312	186,296	1,161,608
TRS - Level 4	1,975,555	11.1058	21,940,193	-	21,940,193
TRS - Level 5	3,267,013	11.0897	36,230,311	-	36,230,311
TRS - Level 6	1,345,337	11.0656	14,886,995	-	14,886,995
UTS - Level 1	23,799	7.2670	172,947	-	172,947
UTS - Level 2	1,458,430	7.2510	10,561,317	19,838	10,581,155
UTS - Level 3	155,862	7.2403	1,128,493	-	1,128,493
UTS - Level 4	1,752,323	7.2350	12,678,011	-	12,678,011
UTS - Level 5	2,719,237	7.2243	19,644,572	-	19,644,572
UTS - Level 6	1,030,236	7.2083	7,426,244	-	7,426,244
			$ 1,146,992,927	$ 3,065,403	1,150,058,330

Regatta, Regatta Gold, Regatta Classic, Regatta Platinum, Regatta Extra, Regatta Access, Regatta Choice and Regatta Flex 4 Sub-Accounts
Included in Sun Life of Canada (U.S.) Variable Account F

Statement of Condition - December 31, 2001 (unaudited) - continued

Net Assets Applicable to Contract Owners: - continued		Applicable to Owners of		Reserve for
		Deferred Variable Annuity Contracts		Variable
	Units	Unit Value	Value	Annuities	Total

MFS Regatta Flex 4 Contracts:
BDS - Level 3	11,800	11.0439	$ 130,356	-	$ 130,356
BDS - Level 4	9,807	11.0246	108,123	-	108,123
BDS - Level 5	9,285	11.0117	102,241	-	102,241
BDS - Level 6	6,787	10.9924	74,607	-	74,607
CAS - Level 3	55,801	6.4597	360,467	-	360,467
CAS - Level 4	17,846	6.4484	115,079	-	115,079
CAS - Level 5	53,620	6.4408	345,359	-	345,359
CAS - Level 6	2,823	6.4295	18,153	-	18,153
CO1 - Level 1	12,966	9.5218	123,496	-	123,496
CO1 - Level 3	12,550	9.5134	119,394	-	119,394
CO1 - Level 4	8,430	9.5084	80,158	-	80,158
CO1 - Level 5	14,611	9.5050	138,883	-	138,883
CO1 - Level 6	27,059	9.5000	257,058	-	257,058
COS - Level 3	34,316	6.6256	227,349	-	227,349
COS - Level 4	5,037	6.6140	33,318	-	33,318
COS - Level 5	38,434	6.6063	253,904	-	253,904
COS - Level 6	12,377	6.5947	81,622	-	81,622
EGS - Level 3	46,193	5.6615	261,567	-	261,567
EGS - Level 4	24,040	5.6516	135,865	-	135,865
EGS - Level 5	51,347	5.6449	289,852	-	289,852
EGS - Level 6	1,213	5.6350	6,838	-	6,838
EM1 - Level 3	419	10.3194	4,325	-	4,325
EM1 - Level 4	2,337	10.3140	24,104	-	24,104
EM1 - Level 5	2,369	10.3103	24,429	-	24,429
EM1 - Level 6	1,056	10.3049	10,883	-	10,883
FCE - Level 3	2,110	9.1857	19,378	-	19,378
FCE - Level 4	2,310	9.1696	21,179	-	21,179
FCE - Level 5	4,429	9.1588	40,569	-	40,569
FCG - Level 3	8,585	8.0623	69,199	-	69,199
FCG - Level 4	7,093	8.0481	57,085	-	57,085
FCG - Level 5	20,092	8.0387	161,511	-	161,511
FCG - Level 6	519	8.0246	4,162	-	4,162
GA1 - Level 3	2,418	9.7553	23,592	-	23,592
GA1 - Level 4	800	9.7501	7,798	-	7,798
GA1 - Level 6	6,325	9.7416	61,615	-	61,615
GAA - Level 3	2,835	8.7793	24,901	-	24,901
GAA - Level 4	1,415	8.7639	12,400	-	12,400
GAA - Level 6	1,559	8.7383	13,626	-	13,626
GG1 - Level 3	102	9.7132	988	-	988
GG1 - Level 4	170	9.7081	1,650	-	1,650
GG1 - Level 5	105	9.7047	1,016	-	1,016
GG2 - Level 3	1,887	9.6755	18,261	-	18,261
GG2 - Level 4	720	9.6704	6,961	-	6,961
GG2 - Level 5	161	9.6670	1,556	-	1,556
GG2 - Level 6	1,811	9.6619	17,500	-	17,500
GGR - Level 3	4,871	7.2964	35,578	-	35,578
GGR - Level 4	520	7.2836	3,785	-	3,785
GGR - Level 5	15,580	7.2751	113,346	-	113,346
GGR - Level 6	895	7.2623	6,499	-	6,499
GGS - Level 4	951	10.1407	9,649	-	9,649
GGS - Level 5	2,628	10.1288	26,617	-	26,617
GSS - Level 3	40,056	10.9920	440,219	-	440,219
GSS - Level 4	17,989	10.9728	197,387	-	197,387
GSS - Level 5	29,021	10.9600	318,066	-	318,066
GSS - Level 6	10,101	10.9408	110,509	-	110,509
GT1 - Level 3	499	9.4265	4,688	-	4,688
GT1 - Level 6	5,796	9.4132	54,555	-	54,555
GT2 - Level 3	7,189	9.7450	70,042	-	70,042
GT2 - Level 4	1,269	9.7398	12,363	-	12,363
GT2 - Level 5	108	9.7364	1,050	-	1,050
GT2 - Level 6	4,569	9.7313	44,459	-	44,459
GTR - Level 3	583	9.3758	5,461	-	5,461
GTR - Level 4	2,444	9.3594	22,870	-	22,870
GTR - Level 5	948	9.3485	8,861	-	8,861
GTR - Level 6	4,418	9.3321	41,229	-	41,229
GTS - Level 3	1,368	4.3653	5,974	-	5,974
GTS - Level 5	6,610	4.3525	28,749	-	28,749
HYS - Level 3	12,374	9.7569	120,723	-	120,723
HYS - Level 4	11,491	9.7399	111,918	-	111,918
HYS - Level 5	18,894	9.7285	183,808	-	183,808
HYS - Level 6	1,866	9.7114	18,118	-	18,118
IG1 - Level 3	7,214	9.5020	68,591	-	68,591
IG1 - Level 4	3,869	9.4970	36,745	-	36,745
IG1 - Level 5	8,881	9.4937	84,311	-	84,311
IG1 - Level 6	26,751	9.4887	253,831	-	253,831
M1A - Level 3	23,282	10.3045	240,049	-	240,049
M1A - Level 4	12,144	10.2991	125,071	-	125,071
M1A - Level 5	16,844	10.2955	173,421	-	173,421
M1A - Level 6	51,262	10.2900	527,483	-	527,483
M1B - Level 1	12,357	9.7807	120,859	-	120,859
M1B - Level 3	53,957	9.7722	527,330	-	527,330
M1B - Level 4	18,906	9.7670	184,654	-	184,654
M1B - Level 5	47,580	9.7636	464,552	-	464,552
M1B - Level 6	83,540	9.7585	815,224	-	815,224
MC1 - Level 3	34,513	9.6437	332,947	-	332,947
MC1 - Level 4	19,561	9.6386	188,543	-	188,543
MC1 - Level 5	25,221	9.6352	243,009	-	243,009
MC1 - Level 6	64,132	9.6302	617,601	-	617,601
MCS - Level 3	10,249	6.7310	69,034	-	69,034
MCS - Level 4	20,317	6.7192	136,515	-	136,515
MCS - Level 5	20,449	6.7113	137,238	-	137,238
MCS - Level 6	13,424	6.6995	89,936	-	89,936
MF7 - Level 3	16,464	10.0739	165,807	-	165,807
MF7 - Level 4	21,026	10.0687	211,702	-	211,702
MF7 - Level 5	11,217	10.0651	112,903	-	112,903
MF7 - Level 6	41,974	10.0598	422,251	-	422,251
MFC - Level 3	15,520	9.8838	153,425	-	153,425
MFC - Level 4	12,988	9.8786	128,307	-	128,307
MFC - Level 5	10,870	9.8752	107,341	-	107,341
MFC - Level 6	33,926	9.8700	334,849	-	334,849
MFD - Level 3	25,952	9.7181	252,324	-	252,324
MFD - Level 4	5,656	9.7130	54,938	-	54,938
MFD - Level 5	13,908	9.7096	135,038	-	135,038
MFD - Level 6	54,050	9.7044	524,523	-	524,523
MFE - Level 3	16,410	8.9267	146,579	-	146,579
MFE - Level 4	11,693	8.9220	104,325	-	104,325
MFE - Level 5	8,516	8.9189	75,956	-	75,956
MFE - Level 6	18,543	8.9142	165,297	-	165,297
MFF - Level 3	8,939	9.7106	86,908	-	86,908
MFF - Level 4	9,733	9.7055	94,465	-	94,465
MFF - Level 5	11,818	9.7021	114,656	-	114,656
MFF - Level 6	34,712	9.6970	336,599	-	336,599
MFJ - Level 3	158,528	9.9644	1,579,805	-	1,579,805
MFJ - Level 4	85,183	9.9591	848,354	-	848,354
MFJ - Level 5	52,874	9.9556	526,393	-	526,393
MFJ - Level 6	162,727	9.9504	1,619,200	-	1,619,200
MFK - Level 3	51,460	10.1167	520,742	-	520,742
MFK - Level 4	48,186	10.1110	487,223	-	487,223
MFK - Level 5	18,910	10.1078	191,137	-	191,137
MFK - Level 6	83,205	10.1025	840,583	-	840,583
MFL - Level 1	12,210	9.6760	118,147	-	118,147
MFL - Level 3	58,173	9.6676	562,467	-	562,467
MFL - Level 4	43,857	9.6625	423,772	-	423,772
MFL - Level 5	22,373	9.6591	216,105	-	216,105
MFL - Level 6	110,146	9.6540	1,063,348	-	1,063,348
MI1 - Level 3	3,804	9.3719	35,624	-	35,624
MI1 - Level 4	3,292	9.3670	30,837	-	30,837
MI1 - Level 5	569	9.3637	5,324	-	5,324
MI1 - Level 6	17,229	9.3588	161,244	-	161,244
MII - Level 3	112	8.3125	921	-	921
MIS - Level 3	37,325	6.6377	247,729	-	247,729
MIS - Level 4	50,428	6.6261	334,144	-	334,144
MIS - Level 5	51,811	6.6183	342,901	-	342,901
MIS - Level 6	11,176	6.6067	73,836	-	73,836
MIT - Level 3	45,317	8.0800	366,187	-	366,187
MIT - Level 4	43,506	8.0658	350,908	-	350,908
MIT - Level 5	82,835	8.0564	667,352	-	667,352
MIT - Level 6	9,794	8.0422	78,765	-	78,765
MM1 - Level 3	74,955	10.0270	751,575	-	751,575
MM1 - Level 4	16,522	10.0217	165,584	-	165,584
MM1 - Level 5	61,107	10.0182	612,184	-	612,184
MM1 - Level 6	71,167	10.0129	712,587	-	712,587
MMS - Level 3	39,319	10.3110	405,389	-	405,389
MMS - Level 4	15,317	10.2929	157,658	-	157,658
MMS - Level 5	40,913	10.2809	420,620	-	420,620
MS1 - Level 3	4,748	9.6309	45,732	-	45,732
MS1 - Level 4	874	9.6259	8,414	-	8,414
MS1 - Level 5	164	9.6225	1,579	-	1,579
MS1 - Level 6	4,281	9.6174	41,173	-	41,173
MSS - Level 3	3,976	5.5235	21,969	-	21,969
MSS - Level 4	2,601	5.5138	14,344	-	14,344
MSS - Level 5	3,862	5.5074	21,269	-	21,269
MSS - Level 6	17,158	5.4977	94,327	-	94,327
MV1 - Level 1	20,388	9.8015	199,832	-	199,832
MV1 - Level 3	65,962	9.7929	645,779	-	645,779
MV1 - Level 4	29,499	9.7878	288,729	-	288,729
MV1 - Level 5	27,092	9.7844	265,080	-	265,080
MV1 - Level 6	83,694	9.7792	818,457	-	818,457
MVS - Level 3	27,647	9.6822	267,698	-	267,698
MVS - Level 4	18,206	9.6652	175,970	-	175,970
MVS - Level 5	19,609	9.6540	189,301	-	189,301
MVS - Level 6	12,592	9.6370	121,349	-	121,349
NWD - Level 3	11,530	8.5825	98,958	-	98,958
NWD - Level 4	10,215	8.5674	87,516	-	87,516
NWD - Level 5	38,463	8.5574	329,149	-	329,149
NWD - Level 6	5,457	8.5424	46,614	-	46,614
RE1 -Level 1	12,462	9.6554	120,331	-	120,331
RE1 -Level 3	13,714	9.6470	132,319	-	132,319
RE1 -Level 4	8,741	9.6419	84,285	-	84,285
RE1 -Level 5	6,115	9.6385	58,940	-	58,940
RE1 -Level 6	9,472	9.6334	91,245	-	91,245
RES -Level 3	33,910	6.9303	235,076	-	235,076
RES -Level 4	21,271	6.9182	147,153	-	147,153
RES -Level 5	26,314	6.9101	181,828	-	181,828
RES -Level 6	9,481	6.8979	65,397	-	65,397
RG1 - Level 1	12,108	9.9091	120,250	-	120,250
RG1 - Level 3	2,660	9.9230	26,337	-	26,337
RG1 - Level 4	2,014	9.9178	19,977	-	19,977
RG1 - Level 5	18,724	9.9143	185,637	-	185,637
RG1 - Level 6	16,282	9.9091	161,337	-	161,337
RGS - Level 3	4,675	8.4996	39,723	-	39,723
RGS - Level 4	8,974	8.4847	76,140	-	76,140
RGS - Level 5	7,979	8.4748	67,620	-	67,620
RGS - Level 6	2,035	8.4599	17,214	-	17,214
RI1 - Level 3	1,771	9.4174	16,680	-	16,680
RI1 - Level 4	1,150	9.4125	10,826	-	10,826
RI1 - Level 5	1,102	9.4091	10,369	-	10,369
RI1 - Level 6	8,541	9.4042	80,318	-	80,318
RSS - Level 3	1,437	7.7650	11,157	-	11,157
RSS - Level 4	3,852	7.7514	29,862	-	29,862
RSS - Level 5	2,741	7.7423	21,224	-	21,224
RSS - Level 6	7,282	7.7287	56,278	-	56,278
SG1 - Level 3	2,999	9.7410	29,214	-	29,214
SG1 - Level 4	6,684	9.7358	65,079	-	65,079
SG1 - Level 5	3,078	9.7324	29,955	-	29,955
SG1 - Level 6	19,145	9.7273	186,232	-	186,232
SGS - Level 3	163	6.3539	1,062	-	1,062
SGS - Level 4	4,648	6.3427	29,481	-	29,481
SGS - Level 5	4,762	6.3353	30,167	-	30,167
SGS - Level 6	604	6.3241	3,817	-	3,817
SI1 - Level 3	9,852	10.0820	99,351	-	99,351
SI1 - Level 4	5,455	10.0767	54,967	-	54,967
SI1 - Level 5	2,938	10.0732	29,590	-	29,590
SI1 - Level 6	15,237	10.0679	153,403	-	153,403
SIS - Level 3	4,307	10.5270	45,346	-	45,346
SIS - Level 4	7,221	10.5085	75,879	-	75,879
SIS - Level 5	2,197	10.4963	23,059	-	23,059
TE1 - Level 3	3,289	9.7333	32,031	-	32,031
TE1 - Level 4	6,018	9.7282	58,547	-	58,547
TE1 - Level 5	1,917	9.7248	18,638	-	18,638
TE1 - Level 6	11,702	9.7196	113,742	-	113,742
TEC - Level 3	2,826	4.2939	12,165	-	12,165
TEC - Level 4	10,353	4.2863	44,375	-	44,375
TEC - Level 5	21,089	4.2813	90,289	-	90,289
TEC - Level 6	888	4.2737	3,795	-	3,795
TRS - Level 3	78,405	10.2926	806,950	-	806,950
TRS - Level 4	25,143	10.2746	258,332	-	258,332
TRS - Level 5	52,402	10.2626	537,778	-	537,778
TRS - Level 6	19,794	10.2447	202,778	-	202,778
UTS - Level 3	15,860	7.3870	117,126	-	117,126
UTS - Level 4	19,586	7.3741	144,426	-	144,426
UTS - Level 5	15,117	7.3655	111,341	-	111,341
UTS - Level 6	5,727	7.3525	42,112	-	42,112
			$ 39,274,471	$ -	$ 39,274,471

Net Assets			$ 11,413,450,226	$ 37,880,311	$ 11,451,330,537
	See notes to financial statements


PART C

OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)	The following Financial Statements are included in the Registration Statement:

	A.	Condensed Financial Information - Accumulation Unit Values [To be Filed by Amendment]

(Part A)

	B.	Financial Statements of the Depositor (Part B)

Audited:

		1.	Consolidated Statements of Income, Years Ended December 31, 2000, 1999 and 1998;
		2.	Consolidated Balance Sheets, December 31, 2000 and 1999,
		3.	Consolidated Statements of Comprehensive Income, Years Ended December 31, 2000, 1999 and 1998
		4.	Consolidated Statements of Stockholder's Equity, Years Ended December 31, 2000, 1999 and 1998;
		5.	Consolidated Statements of Cash Flows, Years Ended December 31, 2000, 1999 and 1998;
		6.	Notes to Consolidated Financial Statements; and
		7.	Independent Auditors' Report.

	C.	Financial Statements of the Registrant (Part B)

		1.	Statement of Condition, December 31, 2000;
		2.	Statement of Operations, Year Ended December 31, 2000;
		3.	Statements of Changes in Net Assets, Years Ended December 31, 2000 and December 31, 1999;
		4.	Notes to Financial Statements; and
		5.	Independent Auditors' Report.

(b)	The following Exhibits are incorporated in the Registration Statement by reference unless otherwise indicated:
(1)

Resolution of Board of Directors of the Depositor dated December 3, 1985 authorizing the establishment of the Registrant (Incorporated herein by reference to Exhibit 1 to Registrant's Registration Statement on Form N-4, File No. 333-37907, filed on October 14, 1997);

	(2)	Not Applicable;

(3)(a)

Form of Marketing Services Agreement between Sun Life Assurance Company of Canada (U.S.), Sun Life of Canada (U.S.) Distributors, Inc. and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Exhibit 3(a) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(3)(b)(i)

Specimen Sales Operations and General Agent Agreement (Incorporated herein by reference to Exhibit 3(b)(i) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(3)(b)(ii)

Specimen Broker-Dealer Supervisory and Service Agreement (Incorporated herein by reference to Exhibit 3(b)(ii) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(3)(b)(iii)

Specimen Registered Representatives Agent Agreement (Incorporated herein by reference to Exhibit 3(b)(iii) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

	(4)(a)	Form of Flexible Payment Combination Fixed/Variable Group Annuity Contract;*

(4)(b)

Form of Certificate to be issued in connection with Contract filed as Exhibit 4(a) (Incorporated by reference to Exhibit 4(b) to Registrant's Registration Statement on Form N-4, File No. 333-74972, filed on December 12, 2001);

	(4)(c)	Form of Flexible Payment Combination Fixed/Variable Individual Annuity Contract;*

(5)(a)

Form of Application to be used with Contract filed as Exhibit 4(a) (Incorporated herein by reference to Exhibit 5(a) to Depositor's Registration Statement on Form N-4, File No. 333-74844 filed February 14, 2002);

(5)(b)

Form of Application to be used with Certificate filed as Exhibit 4(b) and Contract filed as Exhibit 4(c) (Incorporated herein by reference to Exhibit 5(b) to Depositor's Registration Statement on Form N-4, File No. 333-74844, filed February 14, 2002);

(6)(a)

Certificate of Incorporation and By-laws of the Depositor (Incorporated herein by reference to Exhibits 3(a) and 3(b), respectively, to Depositor's Registration Statement on Form S-1, File No. 333-37907, filed on October 14, 1997);

(6)(b)

By-Laws of the Depositor, as amended effective as of January 1, 2000 (Filed as Exhibit 6(b) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-05846, filed on June 9, 2000);

	(7)	Not Applicable;

(8)

Form of Participation Agreement dated February 17, 1998 by and among MFS/Sun Life Services Trust, the Depositor and Massachusetts Financial Services Company (Filed as Exhibit 8(d) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed on April 26, 1999);

	(9)	Opinion of Counsel (Incorporated by reference to Exhibit 9 to Registrant's Registration Statement on Form N-4, File No. 333-74972 , filed on December 12, 2001)

	(10)(a)	Consent of Independent Auditors;*
	(11)	Financial Statement Schedules I and VI (Incorporated herein by reference to the Depositor's Form 10-K Annual Report for the fiscal year ended December 31, 1999, filed on March 22, 2000);

	(12)	Not Applicable;

(13)

Schedule for Computation of Performance Quotations (Incorporated by reference to Exhibit 13 to Post-Effective Amendment No. 10 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed on April 29, 1998);

	(14)	Not Applicable;

	(15)	Powers of Attorney (Incorporated by reference from Exhibit 15 to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-30844, filed on February 9, 2001);
	(16)	Organizational Chart (Incorporated by reference to Exhibit 16 to the Registration Statement of the Registrant on Form N-4, File No. 333-74844, filed on February 14, 2002.)


* Filed herewith

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR
Name and	Principal Positions and Officers
Business Address	With Depositor

Donald A. Stewart	Chairman and Director
150 King Street West
Toronto, Ontario
Canada M5H 1J9

C. James Prieur	Vice Chairman and Director
150 King Street West
Toronto, Ontario
Canada M5H 1J9

James A. McNulty, III	President and Director
One Sun Life Executive Park
Wellesley Hills, MA 02481

David D. Horn	Director
Strong Road
New Vineyard, ME 04956

Angus A. MacNaughton	Director
Genstar Investment Corporation
555 California Street, Suite 4850
San Francisco, CA 94104

S. Caesar Raboy	Director
220 Boylston Street
Boston, MA 02110

William W. Stinson	Director
Canadian Pacific Limited
1800 Bankers Hall, East Tower
855 - 2nd Street S.W.
Calgary, Alberta
Canada T2P 4ZS

James C. Baillie	Director
Torys
Suite 300, Maritime Life Tower
Toronto, Ontario MSK 1N2

James M.A. Anderson	Vice President, Investments
One Sun Life Executive Park
Wellesley Hills, MA 02481

Robin L. Camara	Vice President, Human Resources &
One Sun Life Executive Park	Administrative Services
Wellesley Hills, MA 02481
Peter F. Demuth	Vice President Chief Strategy and Business
One Sun Life Executive Park	Development Officer
Wellesley Hills, MA 02481
Mark W. DeTora	Vice President, Individual Insurance
One Sun Life Executive Park
Wellesley Hills, MA 02481

Ronald J. Fernandes	Vice President, Retirement
112 Worcester Street	Products and Services
Wellesley Hills, MA 02481
Ellen B. King	Assistant Vice President and Senior Counsel
One Sun Life Executive Park	and Secretary
Wellesley Hills, MA 02481

Philip K. Polkinghorn	Vice President, Retirement Products and Services
112 Worcester Street
Wellesley Hills, MA 02481

Davey S. Scoon	Vice President, and Chief Financial and
One Sun Life Executive Park	Administrative Officer & Treasurer
Wellesley Hills, MA 02481

Michael E. Shunney	Vice President, Group Insurance
One Sun Life Executive Park
Wellesley Hills, MA 02481

James R. Smith	Vice President & Chief Information Officer
One Sun Life Executive Park
Wellesley Hills, MA 02481

Robert P. Vrolyk	Vice President and Actuary
One Sun Life Executive Park
Wellesley Hills, MA 02481


Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Assurance Company of Canada (U.S.), a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., which is in turn a wholly-owned subsidiary of Sun Life Assurance Company of Canada.

The organization chart of Sun Life Assurance Company of Canada is filed as Exhibit 16 to the Registration Statement on Form N-4, File No. 333-74844, filed February 14, 2002.

None of the companies listed in such Exhibit 16 is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Assurance Company of Canada (U.S.).

Item 27. NUMBER OF CONTRACT OWNERS

None.

Item 28. INDEMNIFICATION

Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the By-laws of Sun Life Assurance Company of Canada (U.S.), as amended effective as of January 1, 2000 (a copy of which was filed as Exhibit 6(b) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-30844) provides for the indemnification of directors, officers and employees of Sun Life Assurance Company of Canada (U.S.).

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Assurance Company of Canada (U.S.) pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (U.S.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (U.S.) of expenses incurred or paid by a director, officer, controlling person of Sun Life (U.S.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (U.S.) will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITERS

(a) Clarendon Insurance Agency, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, G, H and I, Sun Life (N.Y.) Variable Accounts A, B and C, and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account, and Managed Sectors Variable Account.

Name and Principal	Positions and Officers
Business Address*	with Underwriter

William P. Franca	President
Davey S. Scoon	Treasurer and Director
James M.A. Anderson	Director
Ronald J. Fernandes	Director
James A. McNulty, III	Director
George E. Maden	Secretary and Clerk
William T. Evers	Assistant Secretary and Clerk
Norton A. Goss, II	Vice President & Chief Compliance Officer
Michael L. Gentile	Vice President
John E. Coleman	Vice President
Nancy C. Atherton	Tax Officer

------------------------------

* The principal business address of all directors and officers of the principal underwriter except Messrs. Fernandes and Franca, is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. The principal business address for Messrs. Fernandes and Franca is 112 Worcester Street, Wellesley Hills, MA 02481.


(b) Inapplicable.

Item 30. LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Sun Life Assurance Company of Canada (U.S.) at its offices at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 or at the offices of Clarendon Insurance Agency, Inc., at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Item 31. MANAGEMENT SERVICES

Not Applicable.

Item 32. UNDERTAKINGS

The Registrant hereby undertakes:
(a)

To file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

(b)

To include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an Applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information;

(c)	To deliver any Statement of Additional Information and any financial statements required to be made available under SEC Form N-4 promptly upon written or oral request.

(d)

Representation with respect to Section 26(e) of the Investment Company Act of 1940: Sun Life Assurance Company of Canada (U.S.) represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

The Registrant is relying on the no-action letter issued by the Division of Investment Management of the Securities and Exchange Commission to American Council of Life Insurance, Ref. No. IP-6-88, dated November 28, 1988, the requirements for which have been complied with by the Registrant.


SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 14th day of February, 2002.

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
(Registrant)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Depositor)

By: /s/ JAMES A. McNULTY, III
James A. McNulty, III
President

Attest:	/s/ SANDRA M. DaDALT
Sandra M. DaDalt
Senior Counsel

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor, Sun Life Assurance Company of Canada (U.S.), and on the dates indicated.
SIGNATURE	TITLE	DATE

/s/ JAMES A. McNULTY, III	President and Director	February 14, 2002
James A. McNulty, III	(Principal Executive Officer)

/s/ DAVEY S. SCOON	Vice President, Finance and Treasurer	February 14, 2002
Davey S. Scoon	(Principal Financial and Accounting Officer)

/s/ SANDRA M. DADALT	Attorney-in-Fact for:	February 14, 2002
Sandra M. DaDalt	Donald A. Stewart, Chairman and Director
C. James Prieur, Vice Chairman and Director
James C, Baillie, Director
David D. Horn, Director
Angus A. McNaughton, Director
S. Caesar Raboy, Director
William W. Stinson, Director

EXHIBIT INDEX

(4)(a)	Form of Flexible Payment Combination Fixed/Variable Group Annuity Contract

(4)(c)	Form of Flexible Payment Combination Fixed/Variable Individual Annuity Contract

(10)(a)	Consent of Independent Auditors
